
12025966

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes X No __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 24, 2012

By: /s/ Shanthi Venkatesan

Name: Shanthi Venkatesan

Title: Deputy General Manager

18th Annual Report and Accounts 2011-2012

Pioneering
Next Generation Banking...





ICICI Bank | khayaal aapka

Pioneering
Next Generation Banking...

We live in a world in which each one of us is getting increasingly connected. New technologies are creating new opportunities for all of us - both in the physical and digital world. As recognised pioneers in adopting the latest technologies, we are constantly developing next gen products and applications. This enables us to match our customers' evolving behaviour by delivering convenience, thereby generating a whole new banking experience.

This year, we showcase four such developments that are tools for the future. These aim at enhancing customer convenience and giving our stakeholders more value.


Bank App on Facebook


Interactive Kiosk


iWEALTH App


Treasury 360

Contents

REGISTERED OFFICE

Landmark
Race Course Circle
Vadodara 390 007
Tel : +91-265-6617260
Fax : +91-265-6617341

CORPORATE OFFICE

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel : +91-22-26531414
Fax : +91-22-26531122

STATUTORY AUDITORS

S. R. Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor
Nariman Point
Mumbai 400 021

REGISTRAR AND TRANSFER AGENTS

3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703

Message from the Chairman



K.V. KAMATH Chairman

As I write this annual message, there seems to be a sense of pessimism around the Indian economy. There are concerns about slowdown in investment, about inflation and oil prices and about corporate performance. Equity and currency markets are exhibiting high volatility, which is further impacting sentiment. But if one looks beyond the headlines and with a slightly longer time horizon – both past and future – one sees a rather different picture.

One sees an economy that over the last decade has achieved a step change in its growth rates, moving to a higher growth orbit. One sees an economy that bounced back from the worst global financial crisis in recent history to record over 8% growth for two consecutive years. One sees a country where per capita GDP has tripled in less than ten years. One sees a country where government debt is almost entirely financed by domestic savings; where the fiscal outlook is not burdened by the prospect of a rapidly ageing population; and where there is sufficient growth momentum in the economy to support rising government revenues and deficit reduction over time. One sees a young country with a demographic dividend that will be reaped for many years to come. As I travel around the country, in big cities, small towns and rural areas, I see economic activity humming. I see new businesses, big and small; construction and infrastructure building; and growing prosperity, creating demand for goods and services of various kinds. I see entrepreneurship and innovation flowering everywhere, and that gives me great hope for the future.

Of course, there are and always will be challenges, from outside and within. Policies and strategies will need to change when course correction is required. The advantage we have is that we have strong underlying fundamentals to work with. These growth drivers need an overlay of an appropriate policy framework that removes friction in the economic ecosystem and helps all its parts to realise their full potential. This will evolve over time. But the momentum that has been created in the economy will ensure robust and sustained growth over the medium to long term.

Ten years ago, there would have been very few among us who would have believed that India could ever grow at 8%. We were still seeing our population as a drag rather than a source of momentum for growth. Indeed it was difficult then to build a picture of what India could be like after a decade, and perhaps that scepticism was justified. What is different now is that we now have the record of what we have achieved in the last ten years, and how our country has transformed. We have demonstrated our resilience in challenging circumstances. That is what should give us the confidence to project what we will be ten years hence. Today, we have a solid foundation on which to base our aspirations. If we want to look at proxies and past experience, one need only look at China. Research has shown that on a whole range of indicators, two decades after we in India started our reforms process, we are where China was two decades after it commenced reforms. Indeed one could argue that India's growth model led by domestic consumption and investment, and its demographic dividend, will ensure a virtuous cycle of growth for an even longer period of time.

It is for this potential that organisations have to position themselves, while navigating short term challenges and volatility. This is the strategic approach at the ICICI Group. Over the last year, the executive team has balanced the objectives of growth, profitability and risk management in a commendable manner, further strengthening the balance sheet and the key drivers of profitability. This strategy has been executed across all businesses, while ensuring that capabilities continue to be built to participate in the growth opportunity that our country provides. The Board continues to focus on a sound governance framework that encourages this balance and supports long-term sustainable value creation.

A key aspect of our nation's growth agenda is to make growth more inclusive. While we have grown at a healthy pace and there has been significant upward migration of household incomes, we continue to have a large section of the population that is deprived of the ability to participate in this growth. We therefore need focused efforts to enhance access – to financial services, to healthcare, to education and to skills that lead to employment. We also need to improve the quality of delivery by existing systems and institutions in each of these areas. Through the ICICI Foundation, we are committing not only financial resources but also intellectual capital and management resources to each of these areas, through programmes designed to maximise the impact of our efforts.

I am confident about our country's future and about the growth and profitability of the ICICI Group in the years ahead. The Group is strongly positioned in each of its businesses and focused on sustainable growth and profitability. We look forward to the years ahead with excitement and optimism.

With best wishes,

K.V. Kamath

Letter from the Managing Director & CEO



CHANDA KOCHHAR Managing Director & CEO

Amidst a rapidly evolving global and domestic economic environment, we at ICICI Bank have continued to focus on the strategic path we outlined three years ago. We had articulated a clear vision of where we wanted to be, and a clear path towards getting there. Our goal was to rebalance our funding mix & grow our retail deposit base; substantially improve asset quality; and enhance our profitability. Through this, we sought to position ourselves to participate in the growth opportunities in the Indian economy and its global linkages. I am happy to say that we have executed this strategy with focus and diligence. Let me take this opportunity to share just a few highlights of the progress we have made over this three year journey.

- We have improved the share of low cost current and savings accounts in our deposit base from 28.7% at March 31, 2009 to 43.5% at March 31, 2012. During fiscal 2012 also, we were able to maintain this momentum despite the tight systemic liquidity, high interest rates and the changing competitive landscape. In addition, we have significantly enhanced our retail term deposit franchise, substantially increasing the share of retail deposits in our total deposit base.
- Our net interest margin has improved from 2.43% in fiscal 2009 to 2.73% in fiscal 2012, through focused efforts on both the asset and liability sides of the balance sheet in our domestic and overseas businesses.
- We have reduced our net non-performing asset ratio from 2.19% at the peak to 0.62% at March 31, 2012. The improvement in asset quality is also evident in the reduction in the provision charge in our profit & loss account, which has declined from a peak of 2.29% of average loans in fiscal 2010 to 0.68% of average loans in fiscal 2012. Provisions declined by 31% in fiscal 2012 on a year-on-year basis.
- With the above improvements, we have grown our business. After a year of consolidation in fiscal 2010, we grew our balance sheet at a robust pace over the last two years. In fiscal 2012, our loans and advances grew by 17%.
- Our return on assets has improved from 0.98% in fiscal 2009 to 1.50% in fiscal 2012, demonstrating a fundamental positive shift in our profitability.
- ICICI Bank's return on equity improved from 7.7% in fiscal 2009 to 11.1% in fiscal 2012. On a consolidated basis, the return on equity improved at an even faster pace, from 7.8% to 13.0% over the same period, reflecting the robust performance of not only ICICI Bank but also our subsidiaries operating in various segments of the financial services sector.

Based on the above progress in our underlying funding profile, asset quality and profitability, we were able to achieve 26% growth in profit after tax at the standalone level and 25% at the consolidated level in fiscal 2012 – a year which saw significant changes in the operating and regulatory environment. This resilience, coupled with our strong capital position, has enabled us to increase the dividend to shareholders from ₹ 14 per share in fiscal 2011 to ₹ 16.50 per share in fiscal 2012.

However, the strength of a franchise is not only about the numbers the organisation achieves in a year – it is also about the foundation it is building for the future. And we have continued to make progress in this area as well. We have grown our branch network to over 2,750 branches and our ATM network to over 9,000 ATMs. We have leveraged technology to enhance customer convenience and customer experience across a range of channels including ATMs, mobile banking and internet banking. We have undertaken focused initiatives to improve the quality of service delivery to our customers, in line with our philosophy of "Khayaal Aapka" – keeping the customer's needs as the focal point of our business. We continuously evaluate ourselves in this area and seek to keep enhancing the quality of customer experience.

Fiscal 2012 was a year which saw our subsidiaries contributing significantly to our profits. This is reflected in the robust growth in our consolidated profits, as well as healthy dividend streams from the subsidiaries to the parent Bank. A key strength of the ICICI Group franchise is its leadership position across various segments of financial services in India. We continue to strengthen this franchise. Our insurance and mutual fund businesses are focused on enhancing their market positioning and profitability. Our private equity business continues to pursue new fund raising while unlocking value from past investments. Our securities and primary dealership businesses are strengthening their core franchise to deliver healthy returns amidst a rapidly evolving market environment. Our international subsidiaries are repositioning their businesses in the changed global environment, with a clear path towards improving their profitability over the medium term.

Even as we execute these strategies, we remain conscious of our role in nation building. This takes many forms – from the wide range of our business activities, like infrastructure financing and financial inclusion; to the focused efforts of the ICICI Foundation for Inclusive Growth in the areas of education, healthcare and sustainable livelihoods. ICICI Foundation's initiatives in education include a six year programme to improve the quality of school education in Rajasthan, which seeks to benefit over seven million children. In the area of health, ICICI Foundation's initiatives include a pilot project to provide insurance for outpatient treatment to the rural poor. Through such efforts, we carry forward our ethos of being an institution that supports the realisation of our country's potential in a manner that takes the benefits of growth to every Indian.

Finally, I would like to say that we are optimistic about our country's future and the potential for profitable growth in banking and financial services. There could be short-term challenges and cyclical upturns and downturns – but our economic fundamentals are strong and will support robust growth over the medium to long term. It is our endeavour at the ICICI Group to position ourselves to catalyse and participate in this growth, on the back of a strong and competitive franchise. We look forward to the continued support of all our stakeholders in this journey.

With best wishes,

Chanda Kochhar

Board of Directors


K. V. Kamath
Chairman


Chanda Kochhar
Managing Director & CEO


Sridar Iyengar


Homi Khusrokhan


Arvind Kumar


Swati Piramal


M. S. Ramachandran


Tushaar Shah


V. Sridar


N. S. Kannan
Executive Director & CFO


K. Ramkumar
Executive Director


Rajiv Sabharwal
Executive Director

Presidents

Vijay Chandok
Zarin Daruwala
Pravir Vohra

Senior General Managers

Sandeep Batra
Group Compliance Officer & Company Secretary
Sudhir Dole
Mukeshkumar Jain
K.M. Jayarao
Rakesh Jha
Maninder Juneja
Shilpa Kumar
Anita Pai
Kumar Ashish
Suresh Badami
Sanjay Chougule
Dhamodaran S
Ajay Gupta
Sanjeev Mantri
Suvek Nambiar
Ravi Narayanan
Girish Nayak
Sanker Parameswaran
Murali Ramakrishnan
Saurabh Singh
G. Srinivas
Sriram H
T. K. Srirang
Rahul Vohra

Board Committees

Audit Committee
Sridar Iyengar, *Chairman*
Homi Khusrokhan, *Alternate Chairman*
M. S. Ramachandran
V. Sridar

Board Governance, Remuneration & Nomination Committee
Sridar Iyengar, *Chairman*
K. V. Kamath
Homi Khusrokhan

Corporate Social Responsibility Committee
M. S. Ramachandran, *Chairman*
Arvind Kumar
Tushaar Shah
Chanda Kochhar

Credit Committee
K.V. Kamath, *Chairman*
Homi Khusrokhan
M. S. Ramachandran
Chanda Kochhar

Customer Service Committee
K. V. Kamath, *Chairman*
M. S. Ramachandran
V. Sridar
Chanda Kochhar

Fraud Monitoring Committee
V. Sridar, *Chairman*
K. V. Kamath
Homi Khusrokhan
Arvind Kumar
Chanda Kochhar
Rajiv Sabharwal

Information Technology Strategy Committee
Homi Khusrokhan, *Chairman*
K. V. Kamath
Sridar Iyengar
Chanda Kochhar

Risk Committee
K. V. Kamath, *Chairman*
Sridar Iyengar
Arvind Kumar
V. Sridar
Chanda Kochhar

Share Transfer & Shareholders'/ Investors' Grievance Committee
Homi Khusrokhan, *Chairman*
V. Sridar
N. S. Kannan

Committee Of Executive Directors
Chanda Kochhar, *Chairperson*
N. S. Kannan
K. Ramkumar
Rajiv Sabharwal

Directors' Report

Your Directors have pleasure in presenting the Eighteenth Annual Report of ICICI Bank Limited along with the audited statement of accounts for the year ended March 31, 2012.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2012 is summarised in the following table:

₹ billion, except percentages	Fiscal 2011	Fiscal 2012	% change
Net interest income and other income	156.65	182.36	16.4%
Provisions & contingencies[1]	22.87	15.83	(30.8)%
Profit before tax	67.61	88.03	30.2%
Profit after tax	51.51	64.65	25.5%

1. Excludes provision for taxes.

₹ billion, except percentages	Fiscal 2011	Fiscal 2012	% change
Consolidated profit after tax	60.93	76.43	25.4%

Appropriations

The profit after tax of the Bank for fiscal 2012 is ₹ 64.65 billion after provisions and contingencies of ₹ 15.83 billion, provision for taxes of ₹ 23.38 billion and all expenses. The disposable profit is ₹ 114.83 billion, taking into account the balance of ₹ 50.18 billion brought forward from the previous year. Your Directors have recommended a dividend at the rate of ₹ 16.50 per equity share of face value ₹ 10 for the year and have appropriated the disposable profit as follows:

₹ billion	Fiscal 2011	Fiscal 2012
To Statutory Reserve, making in all ₹ 89.92 billion[1]	12.88	16.17
To Special Reserve, created and maintained in terms of Section 36(1) (viii) of the Income Tax Act, 1961, making in all ₹ 38.19 billion	5.25	6.50
To Capital Reserve, making in all ₹ 21.84 billion	0.83	0.38
To/(from) Investment Reserve	(1.16)	—
To General Reserve, making in all ₹ 49.87 billion[2]	—	0.02
Dividend for the year (proposed)		
– On equity shares @ ₹ 16.50 per share (@ ₹ 14 per share for fiscal 2011)[3]	16.15	19.02
– On preference shares (₹)	35,000	35,000
– Corporate dividend tax	2.02	2.20
Leaving balance to be carried forward to the next year	50.18	70.54

1. Includes ₹ 2.00 billion at March 31, 2011 on account of amalgamation of erstwhile The Bank of Rajasthan Limited with ICICI Bank Limited.
2. Includes transfer to Reserve Fund and Investment Fund account ₹ 10.7 million for fiscal 2012 (₹ 0.4 million for fiscal 2011) in accordance with regulations applicable to Sri Lanka branch and transfer to General Reserve ₹ 3.2 million for fiscal 2012 (₹ 2.6 million for fiscal 2011).
3. Includes dividend for the prior year paid on shares issued after the balance sheet date and prior to the record date.

ICICI Bank

Bank App on Facebook | Interactive Kiosk | iWEALTH App | Treasury 360



Bank App on Facebook

Today's 'connected generation' spends significant time on social media, which has transformed society by allowing free-flowing exchange of ideas and connecting people as never before.

ICICI Bank is the first and only bank in India to have introduced a powerful new 'Bank App' on its official Facebook page. Hosted on secure ICICI Bank servers, the app allows customers to access their bank accounts without having to leave Facebook. They can complete tasks like viewing account details, mini statements, requesting for a cheque book, applying for a debit card and so on, within a familiar and frequently visited environment.

SUBSIDIARY COMPANIES

At March 31, 2012, ICICI Bank had 17 subsidiaries as listed in the following table:

Domestic Subsidiaries	International Subsidiaries
ICICI Prudential Life Insurance Company Limited	ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited	ICICI Bank Canada
ICICI Prudential Asset Management Company Limited	ICICI Bank Eurasia Limited Liability Company
ICICI Prudential Trust Limited	ICICI Securities Holdings Inc.[2]
ICICI Securities Limited	ICICI Securities Inc.[3]
ICICI Securities Primary Dealership Limited	ICICI International Limited
ICICI Venture Funds Management Company Limited	
ICICI Home Finance Company Limited	
ICICI Investment Management Company Limited	
ICICI Trusteeship Services Limited	
ICICI Prudential Pension Funds Management Company Limited[1]	

1. Subsidiary of ICICI Prudential Life Insurance Company Limited.
2. Subsidiary of ICICI Securities Limited.
3. Subsidiary of ICICI Securities Holdings Inc.

The Ministry of Corporate Affairs (MCA) *vide* its Circular No.51/12/2007-CL-III dated February 8, 2011 has granted general exemption under Section 212(8) of the Companies Act, 1956 to companies from attaching the accounts of their subsidiaries in their annual reports subject to fulfilment of certain conditions prescribed. The Board of Directors of the Bank at its Meeting held on April 27, 2012 noted the provisions of the circular of MCA and passed the necessary resolution granting the requisite approvals for not attaching the balance sheet, profit & loss account, report of the board of directors and report of the auditors of each of the subsidiary companies to the accounts of the Bank. The Bank will make available these documents/details upon request by any Member of the Bank. These documents/details will be available on the Bank's website (www.icicibank.com) and will also be available for inspection by any Member of the Bank at its Registered Office and Corporate Office and also at the registered offices of the concerned subsidiaries. As required by Accounting Standard-21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this



"We have a diversified financial services franchise, extensive physical distribution, strong technology capabilities and a healthy financial profile. We will leverage these strengths for growth, while continuing our focus on profitability and risk management to achieve sustainable value creation."

N. S. KANNAN
Executive Director and Chief Financial Officer



"Our endeavour for service excellence and aligning it to the knowledge and behaviour of our employees, has progressed well during the last 12 months.

Today at an intent level, every ICICIan wills and wants the customer, to be his purpose of coming to work. We are well on our way towards, consistently translating this intent into a *Khayaal Aapka* experience, for all our customers and in all our engagements with them."

K. RAMKUMAR
Executive Director

Annual Report incorporate the accounts of its subsidiaries and other consolidating entities. A summary of key financials of the Bank's subsidiaries is also included in this Annual Report.

DIRECTORS

RBI, *vide* its letter dated January 3, 2012, approved the re-appointment of K. Ramkumar as an Executive Director of the Bank for a further period of two years, i.e. from February 1, 2012 till January 31, 2014. The Members approved his appointment at the Fifteenth Annual General Meeting (AGM) held on June 29, 2009 for a period of five years from February 1, 2009 up to January 31, 2014.

RBI, *vide* its letter dated April 19, 2012, approved the re-appointment of K. V. Kamath, Chanda Kochhar and N. S. Kannan as Chairman, Managing Director & CEO and Executive Director & CFO of the Bank respectively for a further period of two years i.e. from May 1, 2012 till April 30, 2014. The Members approved the appointment of K. V. Kamath as Chairman and Chanda Kochhar as Managing Director & CEO through postal ballot on February 13, 2009 for a period of five years from May 1, 2009 up to April 30, 2014. The appointment of N. S. Kannan as Executive Director & CFO was approved by the Members at the Annual General Meeting held on June 29, 2009 for a period of five years from May 1, 2009 up to April 30, 2014.

With effect from May 1, 2012, K. V. Kamath, Chairman is classified as a non-executive independent Director. In terms of the definition of independent director as defined in Clause 49 of the Listing Agreement executed with the stock exchanges, a director who has been an executive of the Company in the immediately preceding three financial years would not be classified as an independent director. Pursuant to the said clause, K. V. Kamath who was appointed as a Chairman with effect from May 1, 2009 was classified as a non-executive, non-independent Director as he had been an executive of the Bank upto April 30, 2009 in his capacity as Managing Director & CEO of the Bank.

V. Prem Watsa retired by rotation on June 27, 2011 at the last AGM and did not seek re-appointment. The Board placed on record its appreciation of the valuable guidance provided by Prem Watsa to the Bank.

The Board, at its Meeting held on January 31, 2012, appointed Swati Piramal, Director-Strategic Alliances and Communications in Piramal Healthcare Limited as an additional Director effective January 31, 2012. Swati Piramal holds office up to the date of the forthcoming AGM and is eligible for appointment.

ICICI Bank

Bank App on Facebook | Interactive Kiosk | iWEALTH App | Treasury 360


ICICI Bank

Interactive Kiosk

From malls to 24x7 convenience stores, self-service is becoming a norm. Increasingly, people want to manage their needs efficiently and independently. This allows them control over the multitude of tasks they need to do.

The Interactive Kiosk is a revolutionary offering that will change the way customers are served at a branch. These next gen kiosks will enable service requests in addition to giving customers access to all the ICICI Group websites. This will help reduce their waiting time at branches, thereby offering them an efficient banking experience.



Bank App on Facebook | Interactive Kiosk | iWEALTH App | Treasury 360



iWEALTH App

Today's affluent and self-directed customers armed with their smartphones and tablets get information instantly. They seek smart solutions for everything – from staying in touch with friends, entertainment and knowledge, to managing finances.

One of the first in banking, the smart iWEALTH app allows for intuitive ways to manage wealth. Customers can, not only conduct regular banking transactions and monitor their expenses and portfolios on a real-time basis, but also carry out investments in mutual funds. They can receive audio and video podcasts on investment products and market developments, view their consolidated wealth portfolio and get advice based on their risk profiles and financial goals.

The Government of India has nominated Arvind Kumar, Joint Secretary, Department of Financial Services, Ministry of Finance, Government of India, as a Director on the Board of the Bank effective July 22, 2011, in place of Anup K. Pujari. The Board placed on record its appreciation of the valuable guidance provided by Anup K. Pujari to the Bank. In terms of Article 128A of the Articles of Association of the Bank, Arvind Kumar is not liable to retire by rotation.

In terms of the provisions of the Companies Act, 1956 and the Articles of Association of the Bank, Homi Khusrokhan, V. Sridar and N. S. Kannan would retire by rotation at the forthcoming AGM and are eligible for re-appointment. Homi Khusrokhan, V. Sridar and N. S. Kannan have offered themselves for re-appointment.

AUDITORS

The auditors, S. R. Batliboi & Co., Chartered Accountants, will retire at the ensuing AGM. As recommended by the Audit Committee, the Board has proposed the appointment of S. R. Batliboi & Co., Chartered Accountants as statutory auditors for fiscal 2013. Their appointment has been approved by RBI *vide* its letter dated April 9, 2012. You are requested to consider their appointment.

PERSONNEL

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report.

APPOINTMENT OF NOMINEE DIRECTORS ON THE BOARDS OF ASSISTED COMPANIES

Erstwhile ICICI Limited (ICICI) had a policy of appointing nominee directors on the boards of certain borrower companies based on loan covenants, with a view to enable monitoring of the operations of those companies. Subsequent to the merger of ICICI with ICICI Bank, the Bank continues to nominate directors on the boards of assisted companies. Apart from the Bank's employees, experienced professionals from various fields are appointed as nominee directors. At March 31, 2012, ICICI Bank had 15 nominee directors of whom 13 were employees of the Bank, on the boards of 25 assisted companies. The Bank has a Nominee Director Cell for maintaining records of nominee directorships.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management strategy is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks, as follows:



"We will continue to grow our customer base by focusing on providing superior customer experience. The increase in branch and ATM touch points will help us to reach customers in many more markets. We will leverage technology for customer convenience and for deepening relationships with existing customers. The enhancements in the capabilities of our internet and mobile channels would allow customers to do all transactions as in a branch. Our rapidly growing rural footprint will enable us to offer both credit and savings products to individual farmers and small enterprises in these markets."

RAJIV SABHARWAL
Executive Director

- The Risk Committee of the Board reviews risk management policies of the Bank in relation to various risks. The Risk Committee reviews various risk policies pertaining to credit, market, liquidity, operational and outsourcing risks, review of the Bank's stress testing framework and group risk management framework. The Committee reviews the risk profile of the Bank through periodic review of the key risk indicators and risk profile templates and annual review of the Internal Capital Adequacy Assessment Process (ICAAP). The Committee also reviews the risk profile of its overseas banking subsidiaries annually. The Risk Committee reviews the Bank's compliance with risk management guidelines stipulated by the Reserve Bank of India and of the status of implementation of the advanced approaches under the Basel framework. The Risk Committee also reviews the stress-testing framework as part of the ICAAP. The stress-testing framework included a wide range of Bank-specific and market (systemic) scenarios. Linkage of macroeconomic factors to stress test scenarios was documented as a part of ICAAP. The ICAAP exercise covers the domestic and overseas operations of the Bank, the banking subsidiaries and the material non-banking subsidiaries. The Risk Committee also reviews the Liquidity Contingency Plan (LCP) for the Bank and the threshold limits. During the year the Bank has also finalised the approach towards Enterprise Risk Management framework.
- Apart from sanctioning credit proposals, the Credit Committee of the Board reviews developments in key industrial sectors and the Bank's exposure to these sectors as well as to large borrower accounts. The Credit Committee also reviews the non-performing loans, accounts under watch, overdues and incremental sanctions.
- The Audit Committee of the Board provides direction to and monitors the quality of the internal audit function and also monitors compliance with inspection and audit reports of Reserve Bank of India and statutory auditors.
- The Asset Liability Management Committee is responsible for managing liquidity and interest rate risk and reviewing asset-liability position of the Bank.

A summary of reviews conducted by these Committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group and Operational Risk Management Group. These groups are completely independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management policies and methodologies. The internal audit and compliance groups are responsible to the Audit Committee of the Board.

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees, generally comprising a majority of independent Directors and chaired by independent Directors, to oversee critical areas.





Treasury 360

In today's volatile markets, corporate treasury managers and dealers seek to be in a position to react instantly to market situations, in order to protect their portfolios comprising complex treasury products. It is therefore vital for them to have their fingers on the pulse of the financial markets at all times.

With ICICI Bank's Treasury 360 being launched shortly, corporate treasury managers can now confidently manage their portfolios, view deal level details and underlying documents and also access pertinent research reports via the robust security architecture of the Bank. Treasury 360 coupled with a mobile application 'mTreasury' is truly a comprehensive treasury solution and a first for an Indian bank.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders. The corporate governance framework adopted by the Bank already encompasses a significant portion of the recommendations contained in the 'Corporate Governance Voluntary Guidelines 2009' issued by the Ministry of Corporate Affairs, Government of India.

Whistle Blower Policy

ICICI Bank has formulated a Whistle Blower Policy. In terms of this policy, employees of ICICI Bank and its subsidiaries are free to raise issues, if any, on breach of any law, statute or regulation by the Bank and on the accounting policies and procedures adopted for any area or item and report them to the Audit Committee through specified channels. This mechanism has been communicated and posted on the Bank's intranet.

ICICI Bank Code of Conduct for Prevention of Insider Trading

In accordance with the requirements of the Securities and Exchange Board of India (SEBI) (Prohibition of Insider Trading) Regulations, 1992, ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading.

Group Code of Business Conduct and Ethics

The Board of Directors has approved a Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group. The Code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is also available on the website of the Bank (www.icicibank.com). Pursuant to Clause 49 of the Listing Agreement, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management is given on page 34 of the Annual Report.

CEO/CFO Certification

In terms of Clause 49 of the Listing Agreement, the certification by the Managing Director & CEO and Executive Director & CFO on the financial statements and internal controls relating to financial reporting has been obtained.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 1956 and listing agreements entered into with stock exchanges, and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted ten committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Share Transfer & Shareholders'/Investors' Grievance Committee and Committee of Executive Directors. These Board Committees other than the Committee of Executive Directors currently consist of majority of independent Directors and most of the Committees are chaired by independent Directors.

At March 31, 2012, the Board of Directors consisted of 12 members. There were six Meetings of the Board during fiscal 2012 - on April 28, July 29, September 15-16 and October 31 in 2011 and January 31 and February 9-10 in 2012. The names of the Directors, their attendance at Board Meetings during the year, attendance at last AGM and the number of other directorships and Board Committee memberships held by them at March 31, 2012 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (June 27, 2011)	Number of other directorships		Number of other committee[3] memberships
			Of Indian public limited Companies[1]	Of other Companies[2]	
Non-Executive Director					
K. V. Kamath *(Chairman- Non-executive Director -upto April 30, 2012. Independent Director w.e.f. May 1, 2012)*	6/6	Present	1	1	—
Independent Directors					
Sridar Iyengar	6/6	Present	8	5	6(2)
Homi Khusrokhan	5/6	Absent	4	3	4(1)
Arvind Kumar[(a)] *(w.e.f. July 22, 2011)*	2/5	N.A.	3	—	1(1)
Swati Piramal *(w.e.f. January 31, 2012)*	0/1	N.A.	4	13	—
Anup K. Pujari[(a)] *(upto July 22, 2011)*	0/1	Absent	—	—	—
M. S. Ramachandran	6/6	Absent	5	1	2
Tushaar Shah	4/6	Absent	—	—	—
V. Sridar	5/6	Absent	11	2	8(4)
V. Prem Watsa *(upto June 27, 2011)*	0/1	Absent	—	14	—
Wholetime Directors					
Chanda Kochhar	6/6	Present	4	3	—
N. S. Kannan	6/6	Present	4	2	1
K. Ramkumar	6/6	Absent	2	—	1
Rajiv Sabharwal	6/6	Present	2	—	—

(a) Nominee of Government of India.

1. Comprises public limited companies incorporated in India.
2. Comprises private limited companies incorporated in India and foreign companies but excludes Section 25 companies and foreign companies not for profit.
3. Comprises only Audit Committee and Share Transfer & Shareholders'/Investors' Grievance Committee of Indian public limited companies. Figures in parentheses indicate Committee Chairpersonships.

In terms of Clause 49 of the listing agreement, the number of Committees (Audit Committee and Share Transfer & Shareholders'/Investors' Grievance Committee) of public limited companies in which a Director is a member/chairman were within the limits provided under Clause 49 for all the Directors of the Bank.

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the CFO (i.e., the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

The Audit Committee currently comprises four independent Directors and is chaired by Sridar Iyengar, an independent Director. There were seven Meetings of the Committee during the year.

The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Sridar Iyengar, *Chairman*	7/7
Homi Khusrokhan, *Alternate Chairman*	4/7
M. S. Ramachandran	5/7
V. Sridar	7/7

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO and wholetime Directors on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and wholetime Directors of ICICI Bank and its subsidiary companies.

Composition

The Board Governance, Remuneration & Nomination Committee currently comprises three independent Directors and is chaired by Sridar Iyengar, an independent Director. There were five Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Sridar Iyengar, *Chairman*	5/5
K. V. Kamath	5/5
V. Prem Watsa *(upto June 27, 2011)*	0/1
Homi Khusrokhan *(w.e.f. April 28, 2011)*	3/4

Remuneration policy

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid to wholetime Directors for fiscal 2012.

	Details of Remuneration (₹)			
	Chanda Kochhar	N. S. Kannan	K. Ramkumar	Rajiv Sabharwal
Basic	13,260,000	8,760,000	8,760,000	8,280,000
Performance bonus for fiscal 2012[1]	12,996,000	8,712,000	8,712,000	8,316,000
Allowances and perquisites[2]	11,510,057	7,626,422	8,037,172	7,036,774
Contribution to provident fund	1,591,200	1,051,200	1,051,200	993,600
Contribution to superannuation fund	1,989,000	1,314,000	1,314,000	1,242,000
Contribution to gratuity fund	1,104,558	729,708	729,708	689,724
Stock options (Numbers)[3]				
Fiscal 2012[1]	210,000	105,000	105,000	105,000
Fiscal 2011	210,000	105,000	105,000	105,000
Fiscal 2010	210,000	105,000	105,000	100,000

1. Subject to RBI approval. Bonus will be deferred in line with RBI's guidelines on compensation with only 60% of the bonus paid on approval and the balance deferred equally over fiscal 2013, fiscal 2014 and fiscal 2015.
2. Allowances and perquisites exclude valuation of the employee stock options exercised during fiscal 2012 as it does not constitute remuneration for the purposes of Companies Act, 1956. However, tax has been paid in accordance with the provisions of the Income Tax Act.

3. Excludes special grant of stock options approved by RBI on January 17, 2011 aggregating to 250,000 for Chanda Kochhar and 150,000 each for N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. The Board, at its Meeting held on April 27, 2012, approved a revision in supplementary allowance for wholetime Directors. Consequently, the Managing Director & CEO, Chanda Kochhar shall be paid supplementary allowance of ₹ 870,862 per month, N. S. Kannan, Executive Director & CFO and K. Ramkumar, Executive Director shall each be paid a supplementary allowance of ₹ 596,037 per month and Rajiv Sabharwal, Executive Director shall be paid a supplementary allowance of ₹ 576,713 per month effective April 1, 2012 subject to approval of RBI and Members. Approval of Members for the same is being sought at the current AGM. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approvals of RBI.

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 1956 or the Central Government. The Board of Directors has approved the payment of ₹ 20,000 as sitting fees for each Meeting of Board or Committee attended. This amount is within the limits prescribed by the Ministry of Corporate Affairs *vide* its Notification dated July 24, 2003. Approval of the Members for payment of sitting fees to the Directors was obtained at the AGM held on August 20, 2005. The Board of Directors has approved payment of remuneration of ₹ 2,000,000 per annum to K. V. Kamath plus payment of sitting fees, maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/other expenses and allowances for attending to his duties as Chairman of the Bank. The Members of the Company *vide* Resolution passed by way of postal ballot the result of which was declared on February 13, 2009 had approved the above payment of remuneration for a period of five years from May 1, 2009. RBI and the Central Government have *vide* their letters dated March 12, 2009 and January 8, 2010 respectively approved the payment of above remuneration. RBI while approving the re-appointment of Chairman for a further period of two years from May 1, 2012 up to April 30, 2014 has confirmed the terms and conditions of re-appointment which includes the above payment.

Information on the total sitting fees paid to each non-wholetime Director during fiscal 2012 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	Amount (₹)
K. V. Kamath	1,080,000
Sridar Iyengar	480,000
Homi Khusrokhan	860,000
Swati Piramal	—
M. S. Ramachandran	740,000
Tushaar Shah	100,000
V. Sridar	740,000
V. Prem Watsa	—
Total	**4,000,000**

The details of shares and convertible instruments of the Bank, held by the non-wholetime Directors as on March 31, 2012 are set out in the following table:

Name of Director	Instrument	No. of shares held
K. V. Kamath	Equity	490,000
Sridar Iyengar	—	—
Homi Khusrokhan	Equity	500[1]
Anup K. Pujari	—	—
Arvind Kumar	—	—
M. S. Ramachandran	Equity	500
Tushaar Shah	—	—
V. Sridar	—	—
V. Prem Watsa	—	—

1. 500 shares held jointly with relatives.

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, make recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group and to review and implement, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by RBI or any other body.

Composition

The Corporate Social Responsibility Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by M. S. Ramachandran, an independent Director. Two Meetings of the Committee were held during fiscal 2012. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
M. S. Ramachandran, *Chairman*	2/2
Arvind Kumar[1] *(w.e.f. July 29, 2011)*	0/1
Anup K. Pujari *(upto July 22, 2011)*	0/1
Tushaar Shah	1/2
Chanda Kochhar	2/2

1. Participated in one Meeting through video-conference.

V. Credit Committee

Terms of Reference

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per authorisation approved by the Board.

Composition

The Credit Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by K. V. Kamath, currently an independent Director. There were twenty-three Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	22/23
Homi Khusrokhan	18/23
M. S. Ramachandran	19/23
Chanda Kochhar	23/23

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

The Customer Service Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. It is chaired by K. V. Kamath, currently an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	6/6
M. S. Ramachandran	5/6
V. Sridar	6/6
Chanda Kochhar	6/6

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all frauds involving an amount of ₹ 10.0 million and above so as to identify the systemic lacunae, if any, that may have facilitated perpetration of the fraud and to put in place measures to rectify the same, identify the reasons for delay in detection, if any, report to top management of the Bank and RBI, monitor progress of investigation, and recovery position, ensure that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time and review of efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Composition

The Fraud Monitoring Committee currently comprises six Directors including four independent Directors. The Committee is chaired by V. Sridar, an independent Director. There were nine Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
V. Sridar, *Chairman*	9/9
K. V. Kamath	8/9
Homi Khusrokhan	8/9
Arvind Kumar *(w.e.f. July 29, 2011)*	1/7
Anup K. Pujari *(upto July 22, 2011)*	0/2
Chanda Kochhar	9/9
Rajiv Sabharwal	9/9

VIII. Information Technology Strategy Committee

Terms of Reference

The Board of Directors at its Meeting held on September 15-16, 2011 constituted Information Technology (IT) Strategy Committee effective October 31, 2011. The Committee is empowered to approve IT Strategy and policy documents, ensuring that IT strategy is aligned with business strategy, reviewing IT risks, ensuring proper balance of IT investments for sustaining the Bank's growth, overseeing the aggregate funding of IT at a Bank-level, and ascertaining if the management has resources to ensure the proper management of IT risks and reviewing contribution of IT to businesses.

Composition

The IT Strategy Committee currently comprises four Directors including three independent Directors and the Managing Director & CEO. The Committee is chaired by Homi Khusrokhan, an independent Director. One Meeting of the Committee was held during fiscal 2012. The details of the composition of the Committee and attendance at its Meeting is set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	1/1
K. V. Kamath	1/1
Sridar Iyengar	1/1
Chanda Kochhar	1/1

IX. Risk Committee

Terms of Reference

The Committee is empowered to review ICICI Bank's risk management policies in relation to various risks (credit, market, liquidity, operational and reputation risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee is also empowered to review risk return profile of the Bank, capital adequacy based on risk profile of the Bank's balance sheet, Basel-II implementation, business continuity plan and disaster recovery plan, key risk indicators and significant risk exposures and implementation of enterprise risk management.

Composition

The Risk Committee currently comprises five Directors, including four independent Directors and the Managing Director & CEO. It is chaired by K. V. Kamath, currently an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	6/6
Sridar Iyengar	5/6
Arvind Kumar *(w.e.f. July 29, 2011)*	0/4
Anup K. Pujari *(upto July 22, 2011)*	0/2
V. Sridar	6/6
V. Prem Watsa *(upto June 27, 2011)*	0/1
Chanda Kochhar	5/6

X. Share Transfer & Shareholders'/Investors' Grievance Committee

Terms of Reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders' and investors' complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

The Share Transfer & Shareholders'/Investors' Grievance Committee currently comprises three Directors including two independent Directors. It is chaired by Homi Khusrokhan, an independent Director. There were four Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
V. Sridar	4/4
N. S. Kannan	4/4

Sandeep Batra, Senior General Manger is the Group Compliance Officer & Company Secretary. 64 shareholder complaints received in fiscal 2012 were processed. At March 31, 2012, no complaints were pending.

XI. Committee of Executive Directors

Terms of reference

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per the authorisation approved by the Board, approval of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, programme lending within each business segment and asset or liability category, including permissible deviations. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowing and treasury operations as approved by the Board, empowers officials of the Bank or its Group Companies through execution of Power of Attorney, if required under the Common Seal of the Bank and further exercises powers in relation to premises and property related matters.

Composition

The Committee of Executive Directors currently comprises all four wholetime Directors and is chaired by Chanda Kochhar, Managing Director & CEO. The other Members are N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

XII. Other Committees

In addition to the above, the Board has from time to time constituted various committees, namely, Asset Liability Management Committee, Committee for Identification of Wilful Defaulters, Grievance Redressal Committee for borrowers identified as Wilful Defaulters, Committee of Senior Management (comprising certain wholetime Directors and executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee and other Committees (all comprising executives). These committees are responsible for specific operational areas like asset liability management, approval of credit proposals, approval of products and processes and management of operational risk, under authorisation/supervision of the Board and its Committees.

XIII. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Fifteenth AGM	Monday, June 29, 2009	1.30 p.m	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002
Extra-ordinary General Meeting	Monday, June 21, 2010	1.30 p.m	
Sixteenth AGM	Monday, June 28, 2010	1.30 p.m	
Seventeenth AGM	Monday, June 27, 2011	1.30 p.m	

The details of the Resolution passed under Section 44A of the Banking Regulation Act, 1949 and Reserve Bank of India's guidelines for merger/amalgamation of private sector banks dated May 11, 2005 are given below:

General Body Meeting	Day, Date	Resolution
Extra-ordinary General Meeting	Monday, June 21, 2010	Merger of The Bank of Rajasthan Limited with ICICI Bank Limited (passed by requisite majority as provided under Section 44A of the Banking Regulation Act, 1949)

Postal Ballot

At present, no special resolution is proposed to be passed through postal ballot. No resolution was passed through postal ballot during fiscal 2012.

XIV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries, or relatives conflicting with the Bank's interests. The Bank has no promoter.
2. Penalties or strictures imposed on the Bank by any of the stock exchanges, the Securities & Exchange Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years are detailed:

- No penalties or strictures have been imposed on the Bank by any of the stock exchanges or SEBI for any non-compliance on any matter relating to capital markets during the last three years.
- RBI, *vide* letter dated April 26, 2011, has imposed a penalty of ₹ 1.5 million on the Bank along with 18 other banks for violation of the guidelines on derivatives and extant instructions thereunder.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

XV. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, business segments, financial performance, operational performance, share price movements and the latest press releases.

ICICI Bank's dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India Limited (NSE), the Bombay Stock Exchange Limited (BSE), New York Stock Exchange (NYSE), Singapore Stock Exchange and Japan Securities Dealers Association from time to time.

The financial and other information filed by the Bank from time to time is also available on the Corporate Filing and Dissemination System maintained by BSE and NSE and can be accessed on the URL www.corpfiling.co.in. The quarterly compliance report on corporate governance as prescribed under Clause 49 of the Listing Agreement and the shareholding pattern of the Bank as prescribed under Clause 35 of the Listing Agreement executed with the Stock Exchanges are also filed through NSE Electronic Application Processing (NEAP) System.

ICICI Bank's quarterly financial results are published either in the Financial Express (Mumbai, Pune, Ahmedabad, New Delhi, Lucknow, Chandigarh, Kolkata, Chennai, Bangalore, Hyderabad, Kochi editions) or the Business Standard (Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Hyderabad, Kochi, Kolkata, Lucknow, Mumbai, New Delhi and Pune editions), and Vadodara Samachar (Vadodara). The financial results, official news releases, analyst call transcripts and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

General Body Meeting	Day, Date & Time	Venue
Eighteenth AGM	Monday, June 25, 2012 12.15 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

Financial Calendar	:	April 1 to March 31
Book Closure	:	June 2, 2012 to June 25, 2012
Dividend Payment Date	:	June 26, 2012

Listing of equity shares/ADSs on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank
Bombay Stock Exchange Limited (BSE) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (NSE) Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

1. FII segment of BSE.
2. Each ADS of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees on its capital for the relevant periods to BSE and NSE where its equity shares are listed and NYSE where its ADSs are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2012 on BSE and NSE are set out in the following table:

Month	BSE			NSE			Total Volume on BSE and NSE
	High ₹	Low ₹	Volume	High ₹	Low ₹	Volume	
April 2011	1,128.05	1,082.20	8,239,747	1,126.85	1,084.10	74,363,132	82,602,879
May 2011	1,098.20	1,006.55	7,903,271	1,098.30	1,006.90	72,305,902	80,209,173
June 2011	1,093.10	1,014.35	6,656,345	1,094.65	1,014.00	65,255,815	71,912,160
July 2011	1,099.10	1,017.55	7,747,500	1,099.75	1,017.45	55,832,570	63,580,070
August 2011	1,043.65	820.15	10,826,251	1,045.35	820.25	89,640,062	100,466,313
September 2011	919.30	844.65	9,229,678	918.95	843.75	78,391,259	87,620,937
October 2011	932.95	778.95	10,688,505	933.35	779.25	79,226,667	89,915,172
November 2011	895.15	714.15	14,099,002	895.00	712.45	133,614,491	147,713,493
December 2011	787.65	652.40	16,102,575	787.70	653.40	126,032,073	142,134,648
January 2012	902.00	696.45	14,091,666	902.15	696.55	109,792,222	123,883,888
February 2012	991.05	886.90	15,151,844	991.30	887.45	118,255,718	133,407,562
March 2012	953.85	853.20	12,281,567	953.90	853.25	104,029,786	116,311,353
Fiscal 2012	1,128.05	652.40	133,017,951	1,126.85	653.40	1,106,739,697	1,239,757,648

The reported high and low closing prices and volume of ADSs of ICICI Bank traded during fiscal 2012 on the NYSE are given below:

Month	High (US$)	Low (US$)	Number of ADS traded
April 2011	50.67	48.50	27,320,523
May 2011	49.30	44.83	31,197,646
June 2011	49.30	45.32	31,925,960
July 2011	50.00	45.63	25,277,290
August 2011	47.28	35.92	50,386,163
September 2011	39.51	34.00	45,462,116
October 2011	38.88	31.94	54,575,200
November 2011	36.12	27.44	52,420,629
December 2011	30.72	24.43	49,714,662
January 2012	36.21	27.90	60,734,163
February 2012	39.79	36.06	51,370,232
March 2012	38.08	33.77	45,480,772
Fiscal 2012	50.67	24.43	525,865,356

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex), BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2011 to March 31, 2012 is given in the following chart:


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60.00
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Apr 11
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Jun 11
Jul 11
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Jan 12
Feb 12
Mar 12
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Bankex
NYSE Financial Index
ICICI Bank

Share Transfer System

ICICI Bank's investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech is a SEBI registered Category I – Registrar to an Issue & Share Transfer (R&T) Agent. 3i Infotech is a global information technology company providing technology solutions and in addition to R&T services provides software products, managed IT Services, application software development & maintenance, payment solutions, business intelligence, document imaging & digitisation, IT consulting and various transaction processing services. 3i Infotech's quality certifications include SEI CMMI Level 5 for software business, ISO 9001:2000 for BPO (including R&T) and ISO 27001:2005 for infrastructure services.

ICICI Bank's equity shares are traded mainly in dematerialised form. During the year, 1,385,899 equity shares involving 6,158 certificates were dematerialised. At March 31, 2012, 99.31% of paid-up equity share capital (including equity shares represented by ADS constituting 26.85% of the paid-up equity share capital) are held in dematerialised form.

Physical share transfer requests are processed and the share certificates are returned normally within a period of seven days from the date of receipt, if the documents are correct, valid and complete in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
Number of transfer deeds	2,018	2,429	1,392
Number of shares transferred	282,433	368,234	86,423

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a certificate is obtained every six months from a practising Company Secretary that all transfers have been completed within the stipulated time. The certificates are forwarded to BSE and NSE.

In terms of SEBI's circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, as amended *vide* circular no. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, *inter alia*, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Certificates issued in this regard are placed before the Share Transfer & Shareholders'/ Investors' Grievance Committee and forwarded to BSE and NSE, where the equity shares of ICICI Bank are listed.

Physical Share Disposal Scheme

With a view to mitigate the difficulties experienced by physical shareholders in disposing off their shares, ICICI Bank, in the interest of investors holding shares in physical form (upto 50 shares) has instituted a Physical Share Disposal Scheme. The scheme was started in November 2008 and continues to remain open. Interested shareholders may contact the R&T Agent, 3i Infotech Limited for further details.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries/ requests/complaints may be directed to L. N. Rajan at the address as under:

3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703
Maharashtra, India
Tel No. : +91-22-6792 8000
Fax No. : +91-22-6792 8099
E-mail : investor@icicibank.com

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:
Rakesh Jha/Anindya Banerjee/Rakesh Mookim
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 1414
Fax No. : +91-22-2653 1175
E-mail : ir@icicibank.com

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2012

Shareholder Category	Shares	% holding
Deutsche Bank Trust Company Americas (Depository for ADS holders)	309,514,994	26.85
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	418,530,775	36.31
Insurance Companies	203,722,676	17.68
Bodies Corporate (including Government Companies)	51,826,761	4.49
Banks & Financial Institutions	1,369,399	0.12
Mutual Funds	101,972,844	8.84
Individuals, HUF and Trusts	65,776,993	5.71
Total	**1,152,714,442**	**100.00**

Shareholders of ICICI Bank with more than one per cent holding at March 31, 2012

Name of the Shareholder	No. of shares	% to total no. of shares
Deutsche Bank Trust Company Americas (Depository for ADS holders)	309,514,994	26.85
Life Insurance Corporation of India	106,115,461	9.21
Europacific Growth Fund	27,210,410	2.36
Allamanda Investments Pte. Limited	23,900,576	2.07
Government of Singapore	19,132,532	1.66
Aberdeen Global Indian Equity Fund Mauritius Limited	18,000,000	1.56
Carmignac Gestion A/c Carmignac Patrimoine	17,792,910	1.54
Bajaj Allianz Life Insurance Company Limited	15,597,709	1.35
SBI Life Insurance Company Limited	14,752,004	1.28
New Perspective Fund Inc.	13,879,000	1.20
Bajaj Holdings and Investment Limited	12,176,817	1.06
Total	**578,072,413**	**50.14**

Distribution of shareholding of ICICI Bank at March 31, 2012

Range - Shares	No. of Folios	%	No. of Shares	%
Upto 1,000	702,452	99.06	49,477,709	4.29
1,001 to 5,000	4,577	0.65	9,238,240	0.80
5,001 – 10,000	541	0.08	3,868,421	0.34
10,001 – 50,000	705	0.10	16,532,461	1.43
50,001 & above	808	0.11	1,073,597,611	93.14
Total	**709,083**	**100.00**	**1,152,714,442**	**100.00**

Disclosure with respect to shares lying in suspense account

Particulars	Shareholders	Shares
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	638	34,341
Number of shareholders who approached ICICI Bank for transfer of shares from suspense account during the year	59	4,004
Number of shareholders to whom shares were transferred from suspense account during the year	44	3,140
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year	594	31,201

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity.

ICICI Bank has 154.76 million ADS (equivalent to 309.51 million equity shares) outstanding, which constituted 26.85% of ICICI Bank's total equity capital at March 31, 2012. Currently, there are no convertible debentures outstanding.

Plant Locations – Not applicable

Address for Correspondence

Sandeep Batra
Group Compliance Officer & Company Secretary
or
Ranganath Athreya
General Manager & Joint Company Secretary
& Head Compliance – Private Banking, Capital Markets and Non-Banking Subsidiaries
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 1414
Fax No. : +91-22-2653 1230
E-mail : companysecretary@icicibank.com

The Bank has complied with the mandatory and majority of non-mandatory requirements mentioned in the listing agreement, with respect to corporate governance.

ANALYSIS OF CUSTOMER COMPLAINTS

a) Customer complaints in fiscal 2012

No. of complaints pending at the beginning of the year	3,024
No. of complaints received during the year	155,115
No. of complaints redressed during the year	154,302
No. of complaints pending at the end of the year	3,837

b) Awards passed by the Banking Ombudsman in fiscal 2012

Number of unimplemented awards at the beginning of the year	0
Number of awards passed by the Banking Ombudsman during the year	0
Number of awards implemented during the year	0
Number of unimplemented awards at the end of the year	0

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, S. R. Batliboi & Co., Chartered Accountants, regarding compliance of conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The ESOS aims at achieving the twin objectives of (i) aligning employee interest to that of the shareholders; and (ii) retention of talent. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. As per the ESOS, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 57.64 million shares at April 27, 2012).

The Bank has up to April 27, 2012 granted 57.09 million stock options from time to time aggregating to 4.95% of the issued equity capital of the Bank at April 27, 2012. In view of the same and the benefits of stock option grants as a compensation tool outlined above, the Board Governance, Remuneration & Nomination Committee (the Committee) at its Meeting held on April 27, 2012 recommended that the maximum number of equity shares of the Bank that can be created, offered, issued and allotted pursuant to the options granted under ESOS should not exceed ten percent of the aggregate of the number of issued equity shares of the Bank, from time to time, on the date(s) of the grant of option(s) under ESOS. The Board of Directors at its Meeting held on April 27, 2012 accepted the recommendation of the Committee and decided to seek the approval of the Members for the same. The enhancement of the stock option pool upto ten percent of aggregate of the number of issued equity shares of the Bank is in line with other large Indian private sector banks.

Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of the grant. Options granted from fiscal 2004 to 2008 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant.

Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting in each year, commencing from the end of 24 months from the date of the grant. Out of the options the grant of which was approved by the Board at its Meeting held on October 29, 2010 (for which RBI approval for grant to wholetime Directors was received in January 2011), 50% of the options granted vest on April 30, 2014 and the balance 50% on April 30, 2015. The other stock options granted during the period April 2010 to April 2011 vest in a graded manner over a four year period with 20%, 20%, 30% and 30% of the grant vesting in each year commencing from the end of 12 months from the date of grant.

Options granted in September 2011 vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant.

The Board at its Meeting held on April 27, 2012 approved a grant of approximately 4.45 million options for fiscal 2012 to eligible employees and wholetime Directors (options granted to wholetime Directors being subject to RBI approval). Each option confers on the employee a right to apply for one equity share of face value of ₹ 10 of ICICI Bank at ₹ 841.45 which was closing price on the stock exchange which recorded the highest trading volume in ICICI Bank shares on April 26, 2012. These options would vest over a four year period, with 20%, 20%, 30% and 30% respectively of the grant vesting in each year commencing from the end of 12 months from the date of grant.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price of the options granted prior to June 30, 2003 is the closing market price on the stock exchange, which recorded the highest trading volume on the date of grant. The price for options granted on or after June 30, 2003 till July 21, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The price for options granted on or after July 22, 2004 (other than the grants approved by the Board at its Meeting held on October 29, 2010 where the grant price was the average closing price of the ICICI Bank stock on the stock exchange during the six months up to October 28, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. The above disclosure is in line with the SEBI guidelines, as amended from time to time.

Particulars of options granted by ICICI Bank up to April 27, 2012 are given below:

Options granted till April 27, 2012[1] (excluding options forfeited/lapsed)	57,094,191
Options forfeited/lapsed	9,579,664
Options exercised	29,587,346
Total number of options in force	27,506,845
Options vested	44,627,833
Number of shares allotted pursuant to exercise of options	29,587,346
Extinguishment or modification of options	Nil
Amount realised by exercise of options (₹)	7,185,295,195

1. Includes Options granted to wholetime Directors pending RBI approval

No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS-20 was ₹ 55.95 in fiscal 2012 against basic EPS of ₹ 56.11. The Bank recognised a compensation cost of ₹ 21.0 million in fiscal 2012 based on the intrinsic value of options. However, if ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2012 would have been higher by ₹ 1,816.1 million and proforma profit after tax would have been ₹ 62.83 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 54.52 and ₹ 54.37 respectively.

The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2012 are given below:

Risk-free interest rate	7.99% to 9.07%
Expected life	6.35 to 6.98 years
Expected volatility	47.53% to 49.20%
Expected dividend yield	1.26% to 1.60%

The weighted average fair value of options granted during the year ended March 31, 2012 is ₹ 592.52 per option (March 31, 2011: ₹ 535.87).

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO, UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956.

The provisions of Section 217(1)(e) of the Companies Act, 1956 relating to conservation of energy and technology absorption do not apply to the Bank. The Bank has, however, used information technology extensively in its operations.

IMPLEMENTATION OF CIRCULAR ISSUED BY MINISTRY OF CORPORATE AFFAIRS ON "GREEN INITIATIVES IN CORPORATE GOVERNANCE"

The Bank has implemented the 'Green Initiative' as per Circular No. 17/2011 dated April 21, 2011 and Circular No. 18/2011 dated April 29, 2011 issued by the Ministry of Corporate Affairs (MCA) to enable electronic delivery of notices/documents and annual reports to shareholders and effected electronic delivery of Notice of Annual General Meeting (AGM) and Annual Report for the year ended March 31, 2011 to those shareholders whose email addresses were registered with the respective Depository Participants (DPs) and downloaded from the depositories viz. National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL). Securities and Exchange Board of India (SEBI) have also in line with the MCA circulars and as provided in Clause 32 of the Listing Agreement executed with the stock exchanges, permitted listed entities to supply soft copies of full annual reports to all those shareholders who have registered their email addresses for the purpose. Your Directors are thankful to the shareholders for actively participating in the green initiative and seek your continued support for implementation of the green initiative.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit or loss of the Bank for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and
4. that they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI, IRDA and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation of all the employees, whose outstanding professionalism, commitment and initiative has made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

K. V. Kamath
Chairman

May 14, 2012

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2012.

Chanda Kochhar
Managing Director & CEO

May 14, 2012

Auditor's Certificate on Corporate Governance

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited ("the Bank") for the year ended on 31 March 2012, as stipulated in Clause 49 of the Listing Agreement of the said Bank with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For S R Batliboi & Co
Chartered Accountants
Firm's Registration No.: 301003E

Shrawan Jalan
Partner
Membership No: 102102

Mumbai
May 7, 2012

Business Overview

ECONOMIC OUTLOOK

Our strategy is based on the long-term growth prospects of the Indian economy. India has strong economic fundamentals in the form of a favourable demographic profile and large investment potential. This will continue to create opportunities across various customer and product segments. In fiscal 2012, the economy faced several challenges including high inflation and interest rates and volatile capital flows and currency markets, due to a combination of global and domestic factors. We believe that while there may be short-term challenges, the strong underlying fundamentals of the Indian economy would sustain healthy rates of growth over the medium to long term.

For a discussion of recent economic and regulatory developments, please refer to "Management's Discussion & Analysis".

BUSINESS REVIEW

During fiscal 2012, the Bank continued its focus on the 5Cs strategy – Credit growth, CASA mobilisation, Cost optimisation, Credit quality improvement and Customer centricity. We believe that we have made substantial progress on all the parameters of this strategy. We have significantly improved our funding profile, asset quality and profitability and are well-placed to leverage on the growth opportunities in the economy.

Retail Banking

Fiscal 2012 was characterised by high interest rates and tight liquidity. This led to pressure on demand deposits in the system. Further, these factors combined with high asset prices resulted in some moderation in retail loan growth. The year also witnessed de-regulation of interest rates on domestic savings deposits and non-resident Indian (NRI) deposits.

Customer convenience and high quality service backed by a strong distribution network and innovative use of technology continued to be the bedrock of our growth strategy. During the year, we expanded our distribution network by adding 223 branches and 2,902 ATMs, taking the total number of branches and ATMs to 2,752 and 9,006 respectively.

The Bank has the largest branch network among private sector banks in the country. We continued our initiatives to offer customised products and services for various customer segments, including through differentiated sales and service propositions. During the year, we set up over 100 specialised business banking branches to cater to the growing self-employed and small business segments. Customers can undertake their trade transactions and obtain business loans at these branches. Healthy growth in current & savings accounts deposits continued to be our key priority for fiscal 2012. We continued our focus on residential mortgages, auto loans & commercial business, with credit quality in these portfolios continuing to be robust. In credit cards, we launched the "Gemstone Collection" of cards during the year to suit requirements of various customer segments. We also expanded our debit and prepaid cards portfolio. In addition, we leveraged our distribution infrastructure to increase the cross-sell of third party products including life insurance and mutual funds.

We continued to take several initiatives in the area of technology to enhance customer convenience and the overall customer experience. We were among the first banks to introduce account number portability and also the only bank to enable customers to avail of portability through internet banking and phone banking. Customers can thus change their servicing branch without changing their account number and without having to visit the branch. This facility will ensure complete mobility and remove problems associated with changing account numbers in various ECS, auto debit and bill payment instructions.

Our internet banking customers can now avail of unique facilities like end-to-end customer service through Click2Call with instant call back and online chat. Customers can view all ICICI Group relationships and manage finances through personal expense management tools like ICICI Bank Money Manager. We also launched a one-of-its kind "Your Bank Account" application on Facebook. Our mobile banking service offers a range of banking options including iMobile, SMS banking and IVR payments. Our ATMs now serve as "Almost a Bank Branch". During the year, we added a number of features to our ATMs, such as instant fund transfer, fixed deposits, bill payment, mobile number updation and insurance premium payments for the convenience of our customers. ICICI Bank was awarded the "NFS Operational Excellence Award-2011-12" for overall performance of the ATM channel by the National Payments Corporation of India (NPCI) as the top bank in the private and foreign bank category. During the year, we also enhanced our capabilities in data warehousing and analytics for timely and accurate insights on the large customer base. This has helped the Bank make better decisions in the areas of customer relationship management, cross sell, risk management and fraud prevention.

Through these and other initiatives, we achieved robust growth in our retail business. Our auto and commercial business loan portfolios grew by 14.4% and 20.0% respectively in fiscal 2012. Mortgage disbursements (excluding developer financing) grew by 26.8% in fiscal 2012, though this was partly offset by repayments & prepayments out of the existing portfolio resulting in a portfolio growth of 7.5%. We also continued to see strong momentum in retail deposit customer acquisition and robust growth in the retail deposit base across both savings and term deposits. Savings account deposits grew by 13.7% in fiscal 2012.

At ICICI Bank, we believe that retail credit in India has robust long-term growth potential, driven by sound fundamentals of rising income levels and favourable demographic profile. We will continue to enhance growth momentum in retail assets while sustaining and accelerating retail deposit mobilisation, through a focus on customer convenience and service quality.

Small & Medium Enterprises

Small and medium enterprises are the growth drivers of our economy and reflect India's inherent entrepreneurial strength. At ICICI Bank, we offer complete banking solutions to SMEs across industry segments with a suite of products customised to their business needs. We adopt a cluster based financing approach for small and medium enterprises with a homogeneous profile in industries such as infrastructure, engineering, information technology, education, life sciences and agri-based industries, to partner their growth ambitions. We also offer supply chain financing solutions to the channel partners of large corporates.

Despite the moderation in economic growth in fiscal 2012, some sectors in the SME space continued to remain on a growth trajectory. We have focused on judicious portfolio growth and deeper customer penetration. We continued to enhance our delivery capabilities to SME customers through specialised branches in synergy with the Bank's Commercial Banking Group. We also introduced technology solutions like Trade Online to enable seamless service delivery to SME customers.

ICICI Bank sees the SME sector as a vital constituent of the Indian economy and will continue to partner the Indian SME entrepreneur while building a healthy portfolio.

Wholesale Banking

ICICI Bank's wholesale banking strategy is based on providing comprehensive and customised financial solutions to our corporate customers. The Wholesale Banking Group manages relationships with major corporate houses, mid-market companies and government entities with a comprehensive suite of banking products, which includes rupee and foreign currency debt, currency and interest rate risk management products, structured financing, loan syndication and commercial banking products and services. During fiscal 2012, there was a slowdown in the new investment plans of the corporate sector. Certain sectors and corporates also faced stress in their operations on account of the moderation in economic growth in India, global developments and other challenges, which resulted in an increase in restructured assets. The Bank focused on proactively addressing asset quality issues, and growing its granular transaction banking revenues given the limited opportunities in project and structured financing.

Our Corporate Banking Group comprises a core relationship team that is product agnostic and works with specific teams spread across project finance, structured finance, loan syndication, commercial banking and markets with a focus on designing optimal financial solutions for clients. These teams work along with the relationship team to fulfill product specific needs of clients.

The Structured Finance Group works in tandem with relationship teams across the Wholesale Banking Group and International Banking Group and provides financing solutions to the Bank's corporate clients through cost efficient, tailor-made structures. The group's strength lies in its experience, knowledge and expertise in providing innovative end-to-end solutions with timely execution. This strong capability, coupled with the Bank's global presence, industry expertise, and large underwriting capability, has enabled ICICI Bank to become one of the leading arrangers & underwriters of structured finance transactions.

The Domestic Syndications Group is one of the major players in the domestic syndication segment for corporate and project finance transactions. Leveraging on our strong relationships with financial market participants, we are able to provide customised financial structures and solutions to our clients based on their requirements.

The Mid Market Group focuses on identifying, nurturing and helping mid-sized corporate customers in their growth path to eventually become large sized corporates. This segment constitutes a substantial portion of the Indian economy and is expected to be a key beneficiary of its growth. The target segment comprises corporates that have grown and matured beyond the SME segment and therefore need more complex banking services.

Diversifying the revenue streams from corporate clients and enhancing the granularity and stability of revenues is a key focus area for the Wholesale Banking Group. To this end, the Group works closely with the Commercial Banking Group to meet the transaction banking and trade related needs of corporate customers. The Commercial Banking Group works towards enhancing client servicing capabilities at the operational level. We have identified certain branches as "Mega Branches" with specialised capabilities in this regard. These branches are spread across all major commercial centres across the country. They are supported by a central operations team. The relationship team also works with the Markets Group to assist customers in addressing market risk in their businesses by offering various risk management products.

We will continue to increase the granularity and stability of our revenue streams by executing our commercial banking strategy, while maintaining our project financing franchise, further expanding and deepening our client relationships and focusing on credit quality. We seek to be a comprehensive service provider to our corporate clients, spanning their needs across project financing, structured financing, working capital, trade and payments. We believe that the growth of the corporate sector will present significant opportunities for us in all these areas.

Project finance

As India enters the Twelfth Five Year Plan period, significant opportunities are expected in project financing across infrastructure and manufacturing sectors. The road sector will witness considerable activity with award of more projects supported by measures like e-tendering implemented by National Highways Authority of India (NHAI). With various major and minor ports preparing to award projects for new cargo berths and container terminal development, the port sector is also expected to attract higher investments. The power sector has witnessed a moderation in investment plans, primarily on account of concerns over fuel availability and the financial position of state-owned power distribution utilities that are the primary purchasers of power. There continues to be a significant demand-supply gap in the power sector and hence investments made in this sector are expected to be viable. Going forward, while generation projects are expected to be fewer in number given the significant capacity creation that is already underway, the regional transmission corridors for strengthening the national grid are expected to see more investments. The Government's proposal to set up a coal sector regulator and introduce competitive bidding for allocation of coal blocks will spur private sector investments in the development of coal blocks. In the oil and gas sector, activity is likely to be led by demand for gas and associated investment in LNG terminals. With the increasing demand supply gap, the fertiliser sector is expected to see new capacity additions. In addition, emerging sectors such as water and waste management are likely to witness fresh investments.

We will continue to focus on meeting the long-term financing requirements of Indian corporates to enable them to contribute in the development of infrastructure and other projects. We believe that our long experience in project finance, our comprehensive domain expertise and sound due diligence coupled with our ability to offer innovative, structured and customised solutions will help us capitalise on opportunities and cater to financing requirements in the years to come.

International Banking

Our international banking strategy is focused on providing solutions for the international requirements of our Indian corporate clients, facilitating the growing trade and capital flows between India and the rest of the world and establishing ICICI Bank as the preferred bank for non-resident Indians in key global markets. Further, during 2012, India continued to emerge as a top target market for most major global corporations. ICICI Bank's International Banking Group supports such plans by establishing relationships with major global corporations. We also seek to build stable funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

Our international footprint today consists of subsidiaries in the United Kingdom, Russia and Canada, branches in the United States, Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre and Qatar Financial Centre and representative offices in the United Arab Emirates, China, South Africa, Bangladesh, Thailand, Malaysia and Indonesia. The Bank's wholly owned subsidiary ICICI Bank UK PLC has eleven branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada has nine branches. ICICI Bank Eurasia, our Russian subsidiary, is headquartered in Moscow with a branch in St. Petersburg. We opened our second retail branch in Singapore in fiscal 2012.

In fiscal 2012, global economic activity picked up at differential rates with emerging markets experiencing strong growth and developed markets continuing to face challenges. However, as the overall global economic environment improved the pace of recovery in international trade and capital flows strengthened significantly. In this changing environment, we continued to maintain adequate capital and focused on risk containment in our international operations. We also focused on improving the funding profile in our international operations. We continued to focus on expanding our trade finance business and our relationships with global corporates doing business in India.

We gained considerable market share in remittances during fiscal 2012 and continued to develop products and service offerings to meet the requirements of the NRI community. The emphasis was on delivering a high quality customer service experience across the widely dispersed NRI community.

Money2India – the flagship brand of the remittance business completed a decade and reached the landmark of serving a million people. Through our branch in Frankfurt, we launched a dedicated online Money Transfer to India service for Indians living in the Eurozone countries, thereby expanding ICICI Bank's international reach significantly.

Rural & Inclusive Banking

In accordance with the ICICI Group's vision of combining a sustainable business model with a social and human development agenda, ICICI Bank has undertaken several initiatives to meet the financial requirements of the rural and the semi-urban population. These include offering credit through branches and financial inclusion through business correspondents (BC). During the year, we continued to focus on improving our product and service offerings to meet the requirements of all participants in the rural and semi urban economy including farmers, small processors and agri-corporates. We also sought to identify and capitalise on business opportunities across agriculture & allied and other sectors in these geographies.

In March 2010, our Board approved a three-year financial inclusion plan that envisaged the opening of no-frill savings accounts and expanding our rural reach over the next three years along with the provision of credit to select individuals in the target segment through various product lines such as kisan credit card, farm equipment loan and loan against gold ornaments. In fiscal 2012, we focused on building capacity and deploying adequate resources to achieve these targets. We focused on opening accounts for routing benefit payments under various government schemes and have received mandates for opening accounts of individuals under these schemes in certain states. At March 31, 2012 we had 17 business correspondents with a network of 4,653 customer service points, to service these customers. We provide additional services to these customers such as remittances and opening of fixed/recurring deposit accounts. We had opened about 9.8 million financial inclusion accounts by March 31, 2012.

We have successfully launched the process for routing government benefit payments using the Aadhar platform of Unique Identification Authority of India (UIDAI) on an end-to-end basis. This includes crediting beneficiary account using Aadhaar Payment Bridge System (APBS) and disbursements in the field using AEPS. We have also been appointed as registrar by UIDAI.

We have also built lending capability in over 1,000 of our branches for products targeted towards customers in the rural and semi urban areas across different segments in the entire agri-value chain. We have designed a bouquet of products customised to meet the specific requirements of the customers in these areas. These products are designed to meet the working capital and investment requirements. We also increased our product offerings by way of strategic tie-ups with tractor manufacturers, associating with certain corporates/cooperatives in the sugar/dairy sector and financing self help groups to reach out to the weaker sections of the community. New product initiatives were also undertaken during the year to enhance credit flow towards the micro and small enterprises sector.

Going forward, we will focus on leveraging our branch network and the network of our BC partners as dedicated channels of customer service. We will also continue with our endeavour of ensuring enhanced financial inclusion by offering quality banking facilities to the unbanked, use of technology for addressing customer needs and growing our relationships with these customers over time. We will seek to play a significant role in the channeling of payments under government schemes to the beneficiaries through their bank accounts with us. We will also leverage the emerging initiatives and infrastructure, such as the Aadhaar initiative which support the financial inclusion initiative in the country.

Treasury

Our treasury operations are structured into three verticals: proprietary trading group, customer related markets business and the asset-liability management group.

Fiscal 2012 was a volatile year for financial markets. The government bond markets saw an increase in 10-year yield from 7.98% to 8.57% following tight monetary policy (with repo rate increased by 175 basis points) in fiscal 2012. This was accompanied by tight liquidity conditions. The equity markets witnessed significant decline in the first three quarters of the year due global and domestic economic developments. However, subsequent to the easing of Eurozone concerns and increasing portfolio investment inflows, equity markets recovered in the last quarter of fiscal 2012. Foreign exchange markets were also volatile and the rupee recorded a sharp fall of 14.6% against the dollar during 2011. Corporate bond spreads also remained volatile throughout the year amid bearish market sentiment.

The proprietary trading group witnessed subdued activity in view of the market scenario. However, the Bank continued to focus on the corporate bonds segment and ranked first in league table rankings for debt private placement according to the Prime database. Over the last year, we strengthened our relationship with key issuers and focused on increasing our distribution coverage. The Bank also won the IFR Asia 2011 Award in the "India Bond House of the Year" category.

In its customer related business, the Bank provides foreign exchange and derivative solutions to clients and has continued to be a major player in this segment. These products and services are aimed at managing customers' foreign exchange and risk hedging needs through forwards, swaps, options and bullion services. The Bank hedges market risks related to these products with banking counterparties.

The balance sheet management function continued to actively manage the Bank's liquidity and the government securities portfolio held for compliance with Statutory Liquidity Ratio (SLR) norms to optimise the yield on this portfolio, while maintaining an appropriate portfolio duration given the volatile interest rate environment.

RISK MANAGEMENT

Risk is an integral part of the banking business and we aim at delivering superior shareholder value by achieving an appropriate trade-off between risk and returns. Key risks include credit, market, liquidity, operational, legal, compliance and reputation risks. Our risk management strategy is based on a clear understanding of various risks, disciplined risk assessment & measurement procedures and continuous monitoring.

The key principles underlying our risk management framework are as follows:

The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees of the Board have been constituted to facilitate focused oversight of various risks. Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups.

Our Risk Committee approves, every year, a detailed calendar of reviews. The calendar of reviews includes reviews of risk management policies in relation to various risks, risk profile of the Bank, its overseas banking subsidiaries and key non-banking subsidiaries, assessment of capital adequacy based on the risk profile of the balance sheet, status with respect to implementation of advanced approaches under the Basel framework and review of regulatory compliance issues. Our Credit Committee also approves every year a detailed calendar of reviews covering the Bank's exposure to particular industries and outlook for those industries, analysis of non-performing loans, overdues, incremental sanctions and specific review of each portfolio. A summary of the reviews carried out by the Credit Committee and Risk Committee is reported to the Board of Directors. Our Asset Liability Management Committee is responsible for managing the balance sheet within the risk parameters laid down by the Board/Risk Committee and reviewing our asset-liability position.

We have dedicated groups, namely the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor the Bank's principal risks in accordance with well-defined policies and procedures. These groups are independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. The Internal Audit Group and Compliance Group are responsible to the Audit Committee of the Board.

Credit Risk: Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. All credit risk related aspects are governed by a credit and recovery policy which outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process and limits. The credit and recovery policy is approved by our Board of Directors. In order to assess the credit risk associated with any corporate financing proposal, we assess a variety of risks relating to the borrower and the relevant industry. We have a structured and standardised credit approval process which includes a well established procedure of comprehensive credit appraisal and credit rating. We have developed internal credit rating methodologies for rating obligors. The rating factors in quantitative and qualitative issues and credit enhancement features specific to the transaction. The rating serves as a key input in the approval as well as post-approval credit processes. A risk based asset review framework has also been put in place wherein the frequency of asset review would be higher for cases with higher exposure and/or lower credit rating. Industry knowledge is constantly updated through field visits and interactions with clients, regulatory bodies and industry experts.

The Bank has a strong framework for the appraisal and execution of project finance transactions that involves a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. The Bank identifies the project risks, mitigating factors and residual risks associated with the project. As a part of the due diligence process, the Bank appoints consultants, including technical advisors, business analysts, legal counsel and insurance consultants, wherever considered necessary, to advise the lenders. Risk mitigating factors in these financings include creation of debt service reserves and channelling project revenues through a trust and retention account. The Bank's project finance loans are generally fully secured and have full recourse to the borrower. In some cases, the Bank also takes additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors' equity holding in the project company. The Bank's practice is to normally disburse funds after the entire project funding is committed and all necessary contractual arrangements have been entered into.

In case of retail loans, sourcing and approval are segregated to achieve independence. The Credit Risk Management Group has oversight on the credit risk issues for retail assets including vetting of all credit policies/operating notes proposed for approval by the Board of Directors or forums authorised by the Board of Directors. The Credit Risk Management Group is also involved in portfolio monitoring for all retail assets and suggesting/implementing policy changes. The Retail Credit and Policy Group is an independent unit which focuses on policy formulation and portfolio tracking and monitoring. This group also includes the Credit Administration Unit that services various retail business units for credit underwriting. In addition, we also have a Business Intelligence Unit to provide support for analytics, score card development and database management.

Our credit officers evaluate retail credit proposals on the basis of the product policy approved by the Committee of Executive Directors and the risk assessment criteria defined by the Credit Risk Management Group. These criteria vary across product segments but typically include factors like the borrower's income, the loan-to-value ratio and demographic parameters. The technical valuations in case of residential mortgages are carried out by empanelled valuers or technical teams. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralised delinquent database and reviews the borrower's profile. In making our credit decisions, we also draw upon reports from credit information bureaus. We also use the services of certain fraud control agencies operating in India to check applications before disbursement.

In addition, the Credit and Treasury Middle Office Groups and the Operations Group monitor operational adherence to regulations, policies and internal approvals. We have centralised operations to manage operational risk in most back office processes of the Bank's retail loan business. The Fraud Prevention Group manages fraud related risks through forensic audits and recovery of fraud losses. The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

Our credit approval authorisation framework is laid down by our Board of Directors. We have established several levels of credit approval authorities for our corporate banking activities like the Credit Committee of the Board of Directors, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives (Credit) and the Regional Committee (Credit). Retail Credit Forums, Small Enterprise Group Forums and Corporate Agriculture Group Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively. Individual executives have been delegated with powers in case of policy based retail products to approve financial assistance within the exposure limits set by our Board of Directors.

Market Risk: Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates and other asset prices. The prime source of market risk for the Bank is the interest rate risk we are exposed to as a financial intermediary. In addition to interest rate risk, we are exposed to other elements of market risk such as liquidity or funding risk, price risk on trading portfolios, exchange rate risk on foreign currency positions and credit spread risk. These risks are controlled through limits such as duration of equity, earnings at risk, value-at-risk, stop loss and liquidity gap limits. The limits are stipulated in our Investment Policy, ALM Policy and Derivatives Policy which are reviewed and approved by our Board of Directors.

The Asset Liability Management Committee, which comprises wholetime Directors and senior executives, meets on a regular basis and reviews the trading positions, monitors interest rate and liquidity gap positions, formulates views on interest rates, sets benchmark lending and base rates and determines the asset liability management strategy in light of the current and expected business environment. The Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored on a daily basis by the Treasury Middle Office Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk of the overall balance sheet is measured through the use of re-pricing gap analysis and duration analysis. Interest rate gap sensitivity gap limits have been set up in addition to limits on the duration of equity and earnings at risk. Risks on trading positions are monitored and managed by setting VaR limits and stipulating daily and cumulative stop-loss limits.

The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing. We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. Loan maturities and sale of investments also provide liquidity. Our international branches are primarily funded by debt capital market issuances, syndicated loans, bilateral loans and bank lines, while our international subsidiaries raise deposits in their local markets.

Operational Risk: Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and covers a wide spectrum of issues. Operational risk can result from a variety of factors, including failure to obtain proper internal authorisations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk in the Bank is managed through a comprehensive system of internal controls, systems and procedures to monitor transactions, key back-up procedures and undertaking regular contingency planning. The control framework is designed based on categorisation of functions into front-office comprising business groups, middle office comprising credit and treasury middle offices, back-office comprising operations, corporate and support functions. The Bank's operational risk management governance and framework is defined in the Operational Risk Management (ORM) Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and helping the business and operation groups to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks. The Bank has also constituted an Operational Risk Management Committee (ORMC) to oversee the operational risk management in the Bank. The ORM Policy specifies the composition, roles and responsibilities of the ORMC. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. Operational risk management framework in the Bank comprises identification and assessment of risks and controls, new products and process approval framework, measurement through incidents and exposure reporting, monitoring through key risk indicators and mitigation through process and control enhancement and insurance. The Bank has formed an independent Operational Risk Management Group for design, implementation and enhancement of operational risk management framework and to support business and operations groups in the operational risk management on an on-going basis.

We seek to ensure that our capital position supports the risks in our business and our future growth plans through a robust capital management framework. This includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. We believe we are well-placed to comply with RBI's guidelines on the implementation of the Basel III framework in India. We are also working towards migration to the advanced approaches under the Basel II framework over the medium term, subject to applicable RBI guidelines and approvals.

HUMAN RESOURCES

We continued with our efforts to further strengthen the delivery of our employee value proposition – *"Saath Aapka"* - a promise of care, nurturing and opportunity to accomplish professional aspirations.

During the year, we launched two new internal training academies – The Rural & Inclusive Banking Academy and The Privilege Banking Academy – to support and strengthen the execution of Bank's rural and retail banking strategies. The academies focused on equipping new employees with requisite functional knowledge (covering product features, processes and regulations) and essential customer service and selling skills before placing them in their respective roles. To facilitate the rural strategy, we focused on hiring sales professionals familiar with the local language and market. Similarly, the privilege banking strategy was supported through infusion of trained resources in key markets to deepen relationship with our customers.

The Bank continued to invest in its industry-academia initiatives to build a talent pool with the required knowledge and skills for the banking sector. This year, the capacity of our flagship Probationary Officer programme was enhanced from 1,400 to 2,400 per year. The programme received more than 250,000 applications for 2,400 seats. The Bank also launched two programmes under the aegis of ICICI Business Leadership Programme, one in partnership with NIIT University and the other with National Institute of Securities Markets (NISM). These programmes aim to create a talent pool for specialised functions such as wholesale banking, risk management, treasury and information technology.

The Bank continued to focus on improving service delivery to its customers by placing more experienced and seasoned staff in leadership positions at the branches. "Skill through Drill", an innovative video-based program, was offered to our branch staff to equip them with requisite service skills to deliver the better service to our customers. All employees in customer service and sales roles were assessed and certified on threshold functional knowledge.

The Bank continued to provide internal platforms to the employees to engage with senior management, share views and have an open dialogue on organisation policies and practices. This year, more than 400 such sessions were held with employees where the dialogue was facilitated by senior managers of the Bank. In addition to engaging with employees and resolving their concerns, the Bank continued to stand by employees in their hour of need. The industrial relations environment for the Bank remained cordial and conducive for achieving organisation's objectives.

INFORMATION TECHNOLOGY

ICICI Bank has been a technology leader in Indian banking for over a decade, taking pioneering steps to enhance convenience for our customers. We have brought in high levels of functionalities to all our channels such as internet banking, ATMs, mobile banking and phone banking and at the same time continued to improve and strengthen internal technology infrastructure, processes and capabilities. Our information technology strategy has remained focused around increasing customer convenience, reducing customer complaints and reducing turnaround time.

Against this backdrop, we have, during the course of the year, enhanced offerings for all our retail customers. These included a range of additional functionalities across our technology channels, including ATMs, mobile banking and internet banking. For our corporate customers, we reduced the need for them to visit branches by introducing the online trade platform. The platform will enable customers to conduct their trade transactions over the internet, track the status of their service requests online and help us provide better turnaround time. In the area of financial inclusion, we participated in the online transaction authentication pilot conducted by UIDAI in Hazaribagh, Jharkhand. We successfully demonstrated transactions like balance enquiries, cash withdrawal, cash deposit and funds transfer as part of this exercise.

Internally, we also continued with our focus to improve our processes and capabilities. We installed note-sorting machines in identified branches. These machines can detect fake currency notes and hence generate clean cash at the branch level itself. We also upgraded our systems to handle high NEFT transaction volumes.

We continue to invest in innovation and partnering with business teams on ways to leverage technology to enhance customer convenience, accelerate financial inclusion and deliver a superior experience to our customers.

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company (ICICI Life)

Fiscal 2012 was the first full year of operations after the regulatory changes in respect of unit linked insurance products came into effect from September 2010. ICICI Life successfully maintained its leadership amongst private players in new business premium on retail weighted basis with a market share of 5.9%. ICICI Life's total premium for fiscal 2012 was ₹ 140.22 billion and new business annualised premium equivalent premium was ₹ 31.18 billion. ICICI Life's unaudited new business profit in fiscal 2012 was ₹ 5.00 billion. The profit after tax for ICICI Life was ₹ 13.84 billion in fiscal 2012 compared to ₹ 8.08 billion in fiscal 2011. The total sum assured by ICICI Life increased by 20% from ₹ 1,737.64 billion at March 31, 2011 to ₹ 2,082.99 billion at March 31, 2012.

ICICI Lombard General Insurance Company (ICICI General)

ICICI General maintained its leadership in the private sector with an overall market share of 9.4% in fiscal 2012. ICICI General's gross written premium grew by 22% from ₹ 44.08 billion in fiscal 2011 to ₹ 53.58 billion during fiscal 2012.

Insurance Regulatory and Development Authority, vide its order dated March 22, 2012, has specified the ultimate loss ratios for general insurance companies in respect of the third party motor pool, a multilateral reinsurance arrangement covering third party risk of commercial vehicles. The loss ratios range from 159% to 213% between fiscal 2008 to fiscal 2011 and 145% for fiscal 2012 (after considering price increase of 68.5% effective April 25, 2011). This had an impact on the entire general insurance industry. The additional impact of the above on ICICI General was ₹ 6.85 billion. As a result of the negative impact, ICICI General recorded a loss of ₹ 4.16 billion in fiscal 2012 compared to a loss of ₹ 0.80 billion in fiscal 2011.

ICICI Prudential Asset Management Company (ICICI AMC)

ICICI AMC is the third largest asset management company in India with average mutual fund assets under management of ₹ 687.18 billion for the quarter ended March 31, 2012. ICICI Prudential AMC achieved a profit after tax of ₹ 0.88 billion in fiscal 2012 compared to ₹ 0.72 billion in fiscal 2011.

ICICI Venture Funds Management Company (ICICI Venture)

In fiscal 2012, ICICI Venture continued to focus on investment and advisory opportunities in the Indian market, including in infrastructure, real estate and special situations. ICICI Venture achieved a profit after tax of ₹ 0.68 billion in fiscal 2012 compared to ₹ 0.74 billion in fiscal 2011.

ICICI Securities (I-Sec)

Market conditions in fiscal 2012 impacted business volumes in corporate finance and broking. I-Sec continued to focus on strengthening its capabilities across segments and maintained its market leadership in the corporate finance as well as the retail broking businesses. The company achieved a profit of ₹ 0.77 billion in fiscal 2012 compared to ₹ 1.13 billion in fiscal 2011.

ICICI Securities Primary Dealership (I-Sec PD)

I-Sec PD's corporate debt placement volumes rose by over 30% with total deals crossing ₹ 830.00 billion and it continued to maintain its position as the only non-bank entity in the top three in the PRIME league tables. I-Sec PD was appointed as one of the discretionary fund managers for managing the funds belonging to the Employees Provident Fund Organisation under the Ministry of Labour for a period of three years. Despite a challenging market environment, I-Sec PD achieved a profit after tax of ₹ 0.86 billion in fiscal 2012 compared to ₹ 0.53 billion in fiscal 2011.

ICICI Bank UK plc (ICICI Bank UK)

ICICI Bank UK's profit after tax for fiscal 2012 was US$ 25.4 million compared to US$ 36.6 million in fiscal 2011. At March 31, 2012, ICICI Bank UK plc had total assets of US$ 4.1 billion compared to US$ 6.4 billion at March 31, 2011. Its capital position was strong with a capital adequacy ratio of 32.4% at March 31, 2012 compared to 23.1% at March 31, 2011.

ICICI Bank Canada

ICICI Bank Canada's profit after tax for fiscal 2012 was CAD 34.4 million compared to CAD 32.4 million in fiscal 2011. At March 31, 2012, ICICI Bank Canada had total assets of CAD 5.2 billion compared to CAD 4.5 billion at March 31, 2011. ICICI Bank Canada had a capital adequacy ratio of 31.7% at March 31, 2012 compared to 26.3% at March 31, 2011.

KEY RISKS

We have included statements in this annual report which contain words or phrases such as "will", "would", "aim", "aimed", "will likely result", "is likely", "are likely", "believe", "expect", "expected to", "will continue", "will achieve", "anticipate", "estimate", "estimating", "intend", "plan", "contemplate", "seek to", "seeking to", "trying to", "target", "propose to", "future", "objective", "goal", "project", "should", "can", "could", "may", "will pursue" and similar expressions or variations of such expressions, that may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries where we operate or where a material number of our customers reside; our ability to successfully implement our strategy, including our retail deposit growth strategy; our use of the internet and other technology; our rural expansion and ability to meet priority sector lending requirements; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks we face following our international expansion; future levels of non-performing and restructured loans; our growth and expansion in domestic and overseas markets; the adequacy of our allowance for credit and investment losses; technological changes; investment income; our ability to market new products; cash flow projections; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions that we are or become a party to; the future impact of new accounting standards; our ability to implement our dividend policy; the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over short-term funding sources and our exposure to credit; and market and liquidity risks. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements include, but are not limited to, general economic and political conditions in India, southeast Asia and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country, the monetary and interest rate policies of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and changes in asset valuations.

CREDIT RATING

ICICI Bank's credit ratings by various credit rating agencies at March 31, 2012 are given below:

Agency	Rating
Moody's Investor Service (Moody's)	Baa2[1]
Standard & Poor's (S&P)	BBB-[1]
Credit Analysis & Research Limited (CARE)	CAREAAA
Investment Information and Credit Rating Agency (ICRA)	[ICRA]AAA
CRISIL Limited	CRISIL AAA
Japan Credit Rating Agency (JCRA)	BBB+[1]

1. Senior foreign currency debt ratings.

PUBLIC RECOGNITION

The Bank received several awards during fiscal 2012 in India and abroad including:

- "Most Trusted Private Sector Bank" and 10th in the list of "India's Most Trusted Service Brands", by Brand Equity - Most Trusted Brands 2011
- "NFS Operational Excellence Award -2011" in "Best Bank- Private & Foreign Banks Category", for ATM network
- Only Indian brand to figure in "100 Most Valuable Global Brands Report 2011", for the second consecutive year, by BrandZ
- "Best Local Bank – Gold" by Trade and Forfaiting Awards
- "Best Foreign Exchange Bank (India)" by Finance Asia
- "Overall Best Domestic Interest Rates Services (India)", "Overall Best Credit Research & Market Coverage for Local Currency Bonds (India)","Best Domestic Provider of FX Services (India)" and "Best Domestic FX Provider for Innovative FX Products and Structured Idea (India)" in Asiamoney Fixed Income Poll
- "Best Derivatives House (India) 2011" by Asset Triple A
- "Best House of the Year (India) 2011" by Asia Risk for Excellence in Risk Management
- "Winner (India) for vanilla hedging instruments in interest rate & currency products and structured hedging instruments in interest rates and first runner-up (India) in structured hedging instruments in currency products" by Asia Risk
- "One of top 10 local banks for wholesale banking products in Asia, excluding Japan" by Asia Risk
- "House of the Year (India)" for eighth consecutive year since 2004, by Asia Risk
- "Best Bond House (India) 2011" by IFR Asia

Management's Discussion & Analysis

BUSINESS ENVIRONMENT

Fiscal 2012 was a challenging year for the global economy. Prolonged uncertainty around the resolution of the Eurozone sovereign debt crisis, rating downgrades of sovereigns and slow recovery of the US economy increased risks to global growth.

The Indian economy saw moderation in economic activity during fiscal 2012, following domestic macroeconomic conditions of high interest rates and slowdown in investments. India's gross domestic product (GDP) grew by 6.9% during the first nine months of fiscal 2012, compared to a growth of 8.1% in the corresponding period of fiscal 2011. During this period, the industrial sector grew by 3.3% compared to 7.0% in the corresponding period of the previous year. The services sector grew by 8.8%, similar to the growth in the previous year, while the agriculture sector grew by 3.2% compared to 6.8%. Investments, as measured by gross fixed capital formation, declined by 0.2% during the first nine months of fiscal 2012 compared to a growth of 8.9% in the corresponding period of fiscal 2011. Private consumption growth also moderated to 5.1% during the first nine months of fiscal 2012 compared to 8.5% in the corresponding period of fiscal 2011. The Index of Industrial Production (IIP) recorded a growth of 3.5% year-on-year (y-o-y) during the first eleven months of fiscal 2012 compared to 8.1% increase in the corresponding period of fiscal 2011. During this period, production in the mining sector declined by 2.1%, while the manufacturing sector recorded a growth of 3.7% and electricity sector of 8.7%, as compared to growth of 5.8%, 8.7% and 5.3% respectively in the first eleven months of fiscal 2011. The Central Statistical Organisation has estimated GDP growth for fiscal 2012 at 6.9%, compared to 8.4% in fiscal 2011.

Inflation, measured by the Wholesale Price Index (WPI), remained above 9.0% levels between April-November 2011 but moderated from thereon to end the year at 6.9% in March 2012. Average inflation for fiscal 2012 was 8.8% as compared to 9.5% in fiscal 2011. The decrease was largely driven by falling inflation in food articles, which declined from 15.8% in fiscal 2011 to 7.4% in fiscal 2012. Manufactured products inflation initially went up to above 8.0% levels till November 2011, but moderated to 4.9% by March 2012. Core inflation (defined as manufactured products excluding food products) reduced from 8.5% in March 2011 to 4.7% in March 2012.

Reserve Bank of India (RBI) calibrated its policy stance in line with macroeconomic conditions. During fiscal 2012, the repo rate was increased by 175 basis points from 6.75% to 8.50%, with the last increase of 25 basis points effective from October 25, 2011. Based on the moderation in economic growth and the inflation trajectory, RBI in its mid-quarter monetary policy review in December 2011 paused further tightening of policy rates. In the third quarter monetary policy review announced in January 2012, RBI reduced the cash reserve ratio (CRR) by 50 basis points from 6.0% to 5.50%. CRR was further reduced by 75 basis points in March 2012 to 4.75%. In its annual policy review for fiscal 2013 announced in April 2012, RBI reduced the repo rate by 50 basis points to 8.00%. During fiscal 2012, in an attempt to improve monetary transmission in the system, RBI established the repo rate as the single independent policy rate with the reverse repo pegged at a fixed 100 basis points below the repo rate. Also, a new Marginal Standing Facility was introduced under which banks could borrow overnight up to one per cent of their net demand and time liabilities, at 100 basis points above the repo rate.

Liquidity in the system continued to remain in deficit through fiscal 2012. Compared to an average borrowing by banks under the liquidity adjustment facility (LAF) window of RBI of ₹ 470.82 billion in fiscal 2011, average borrowing increased to ₹ 798.78 billion in fiscal 2012. The liquidity deficit crossed ₹ 1.00 trillion from November 2011. The average daily borrowing touched a peak of ₹ 1.96 trillion in end-March 2012. In view of the tight liquidity conditions, apart from the reduction in CRR, RBI also injected liquidity through open market operations aggregating around ₹ 1.30 trillion between November 2011 and March 2012. The yields on the benchmark 10 year government securities increased by about 58 basis points to 8.57% at March 30, 2012 from 7.99% at March 31, 2011. In response to tight liquidity conditions and a rising interest rate environment, scheduled commercial banks increased their deposit and lending rates particularly in the first half of fiscal 2012. In April 2012, systemic liquidity conditions have improved with the deficit reducing to around ₹ 900.00 billion at April 23, 2012. Several banks have reduced their lending and deposit rates following the monetary policy announcement.

Non-food credit growth moderated during the year, from 21.3% at March 25, 2011 to 16.8% at March 23, 2012, before picking up towards the end of the year. Non-food credit growth at March 30, 2012 was 19.3%. Based on sector-wise data available till February 2012, growth in credit to industry was 19.1% and to the services sector was 15.2% on a year-on-year basis. Credit to the infrastructure sector moderated significantly recording a growth of 18.7% year-on-year at February 24, 2012 compared to 39.7% at February 25, 2011 mainly due to a slowdown in credit to the power and telecommunication sectors. Retail loan growth also slowed down to 11.4% year-on-year at February 24, 2012 compared to 16.2% at February 25, 2011. Similarly, deposit growth moderated during the year from 15.9% at March 25, 2011 to 13.4% at March 23, 2012, driven mainly by the decline in demand deposit growth from a reduction of 0.6% at March 25, 2011 to a reduction of 2.9% at March 23, 2012. Deposit growth picked up at the year-end, with year-on-year growth in demand deposits at 15.3% and term deposits at 17.7% at March 30, 2012.

The Union Budget for fiscal 2013 has projected the government's fiscal deficit to come down from an estimated 5.9% of GDP in fiscal 2012 to 5.1% in fiscal 2013. RBI has projected India's GDP to grow by 7.3% in fiscal 2013, with credit growth estimated at 17.0% and deposit growth at 16.0%. RBI has projected inflation to be at 6.5% in March 2013.

Equity markets remained volatile during fiscal 2012 due to global and domestic events. The Eurozone sovereign debt crisis and sovereign rating downgrades by rating agencies along with the global economic slowdown impacted investor sentiment, particularly in the second and third quarter of fiscal 2012. On an overall basis, the benchmark equity index, the BSE Sensex, declined by 10.4% from 19,445 at March 31, 2011 to 17,404 at March 31, 2012. Foreign institutional investment flows into India during fiscal 2012 were significantly lower compared to fiscal 2011, with net inflows of around USD 2.74 billion during the first nine months of fiscal 2012 compared to USD 29.46 billion in the corresponding period of fiscal 2011. In addition, a steeper slowdown in exports compared to imports during the year, contributed to a deficit of USD 7.09 billion in India's balance of payments during the first nine months of fiscal 2012 as compared to a surplus of USD 11.02 billion during the corresponding period of fiscal 2011. The rupee depreciated by 14.6% against the US dollar from ₹ 44.65 per US dollar at March 31, 2011 to ₹ 51.16 per US dollar at March 31, 2012.

First year retail premium underwritten in the life insurance sector decreased by 4.8% (on weighted received premium basis) to ₹ 479.41 billion in fiscal 2012 from ₹ 503.68 billion in fiscal 2011. The average assets under management of mutual funds decreased by 5.1% to ₹ 6,647.92 billion in March 2012 from ₹ 7,005.38 billion in March 2011. Gross premium of the non-life insurance sector (excluding specialised insurance institutions) grew by 23.0% to ₹ 547.62 billion in fiscal 2012 from ₹ 445.34 billion in fiscal 2011.

Some key regulatory developments in the Indian financial sector during fiscal 2012 include:

- In May 2011, RBI increased the interest rate on savings deposits by 50 basis points from 3.5% to 4.0%. Further, in October 2011, interest rates on savings accounts were deregulated with a uniform interest rate to be paid on deposits up to ₹ 100,000 and differential rates permitted for deposits of over ₹ 100,000 depending on the amount.
- RBI enhanced the rates of provisioning for non-performing loans in May 2011. Accordingly, the provision for restructured non-performing advances when upgraded to standard assets was increased to 2.0% in

the first year of upgradation from the earlier level of 0.25-1.0%. For the secured portion of assets classified as doubtful, 25.0% provision was required to be made for assets that were classified as doubtful for a year (earlier at 20%), 40.0% for assets that were classified as doubtful for one to three years (earlier at 30%) and 100.0% for assets classified as doubtful for more than three years. Further, for sub-standard assets, a provision of 15.0% of the total outstanding was required with effect from May 2011. This was an increase over the earlier requirement of 10.0%. Unsecured exposures, which were identified as sub-standard, attract an additional provision of 10.0%, i.e., a total of 25.0% on the outstanding balance.

- In May 2011, the report of the working group to draw up a roadmap for the introduction of holding company structure was released with key recommendations favouring the financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies.
- In August 2011, RBI released draft guidelines for licensing of new banks in the private sector. The minimum capital requirement prescribed is ₹ 5.00 billion.
- In October 2011, branch opening in tier 2 centres (centres with population of 50,000 to 99,999 as per census 2001) was exempted from prior approval of RBI.
- The all-in cost ceiling (over 6 month LIBOR) on external commercial borrowings of three years to five years maturity was raised from 300 basis points to 350 basis points in November 2011. The all-in cost ceiling (over 6 month LIBOR) for five years and above maturity was kept unchanged at 500 basis points. Further, the all-in-cost ceiling (over 6 month LIBOR) for trade credit was enhanced from 200 basis points to 350 basis points.
- In November 2011, RBI issued prudential guidelines for single name credit default swaps on corporate bonds. Banks were allowed to undertake such transactions, both as market makers as well as users.
- In November 2011, RBI announced guidelines permitting the setting up of Infrastructure Debt Funds (IDF) structured as non-banking finance companies (NBFC). Guidelines for banks sponsoring IDF-NBFC include cap on equity holding of 49.0% of the IDF-NBFC, and investment not exceeding 10% of the bank's paid-up capital and reserves.
- In December 2011, RBI announced the deregulation of interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts, thus permitting banks to determine the interest rate on savings and term deposits of maturity of one year and above.
- RBI issued guidelines on investments in subsidiaries and other companies, including investments in non-financial services companies in December 2011. According to the guidelines, equity investments by a bank in a subsidiary company or other financial services company cannot exceed 10% of the bank's paid-up share capital and reserves. Equity investment by banks in non-financial services companies was capped at 10.0% of the investee company's paid-up share capital. Equity investments in non-financial services companies at the group level, including investments by the bank's subsidiaries, cannot exceed 20% of the investee company's paid-up share capital. Also, overall equity investments by a bank, including investments in its subsidiaries and other companies, cannot exceed 20.0% of the bank's paid-up share capital and reserves.
- In December 2011, draft guidelines for implementing the Basel III capital regulations were announced by RBI. Further, in May 2012, final guidelines were issued as per which Indian banks would have to maintain a minimum common equity tier I capital of 5.5%, a minimum tier 1 capital ratio of 7.0% of risk weighted assets, a capital conservation buffer of 2.5% comprising only common equity capital and a minimum overall capital adequacy ratio of 9.0%. The Basel III regulations would be implemented in phases beginning from January 2013 and would be fully implemented by March 31, 2018.
- In December 2011, RBI issued guidelines on the internal ratings based approach for calculation of capital charge for credit risks. Banks intending to migrate to the Advanced Measurement Approach for operational risk and internal ratings based approaches for credit risk are required to apply to RBI after April 1, 2012.
- Microfinance institutions (MFIs) were brought under the regulatory ambit of RBI. Also, RBI decided to give priority sector status to bank credit to MFIs extended on or after April 1, 2011 for on-lending for specified purposes. In other related announcements, in December 2011, RBI decided to provide NBFC

status to MFIs by allowing a new category of NBFC-MFIs having a minimum networth of ₹ 50.0 million, a minimum capital adequacy ratio of 15.0% of risk weighted assets and with interest on individual loans capped at 25.0% per annum with an aggregate margin cap of 12.0%. Also, MFIs were allowed to raise external commercial borrowings of up to US$ 10 million.

- In February 2012, RBI released a draft report of the committee set up to review the extant classification and guidelines pertaining to priority sector lending. The committee has recommended maintaining the priority sector lending target of 40% of adjusted net bank credit. It has recommended that the distinction between direct and indirect agriculture lending be removed, while maintaining the overall target for agriculture lending at 18% of adjusted net bank credit and having a new sub-target of 9% for loans to small and marginal farmers and 7% for loans to micro and small enterprises. The committee has also recommended that deposits deployed against shortfall in achievement of priority sector lending targets be netted from the actual penalty for the subsequent years for non-achievement of targets.
- In March 2012, RBI released a discussion paper on dynamic loan loss provisioning framework, which proposes to replace the existing general provisioning norms. The objective is to limit the volatility in loan loss provisioning requirements witnessed during an economic cycle.

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

During fiscal 2012, we focused on profitable growth by leveraging our rebalanced funding mix and strong capital position to grow our loan portfolio and improving the credit quality of our loan portfolio.

Our profit after tax increased by 25.5% from ₹ 51.51 billion in fiscal 2011 to ₹ 64.65 billion in fiscal 2012. The increase in profit after tax was mainly due to a 19.0% increase in net interest income, 12.8% increase in non-interest income and 30.8% decrease in provisions and contingencies (excluding provisions for tax). Net interest income increased by 19.0% from ₹ 90.17 billion in fiscal 2011 to ₹ 107.34 billion in fiscal 2012, reflecting an increase of 9 basis points in net interest margin and an increase of 15.0% in average interest-earning assets.

Non-interest income increased by 12.8% from ₹ 66.48 billion in fiscal 2011 to ₹ 75.02 billion in fiscal 2012. The increase in non-interest income was primarily due to an increase in dividend income from subsidiaries from ₹ 4.11 billion in fiscal 2011 to ₹ 7.36 billion in fiscal 2012 and a decrease in loss from treasury-related activities from ₹ 2.15 billion in fiscal 2011 to ₹ 0.13 billion in fiscal 2012. Loss from treasury-related activities for fiscal 2012 primarily includes realised/MTM provision on security receipts, offset, in part, by reversal of MTM loss/realised gain on investments in government of India securities and other fixed income positions and gain on equity/preference investments. Fee income increased by 4.5% from ₹ 64.19 billion in fiscal 2011 to ₹ 67.07 billion in fiscal 2012.

Non-interest expenses increased by 18.6% from ₹ 66.17 billion in fiscal 2011 to ₹ 78.50 billion in fiscal 2012 primarily due to an increase in employee expenses and other administrative expenses. Provisions and contingencies (excluding provisions for tax) decreased by 30.8% from ₹ 22.87 billion in fiscal 2011 to ₹ 15.83 billion in fiscal 2012. The decrease in provisions and contingencies (excluding provisions for tax) was primarily due to a reduction in provisions for retail non-performing loans, as accretion to retail non-performing loans declined sharply from fiscal 2011.

Total assets increased by 16.6% from ₹ 4,062.34 billion at March 31, 2011 to ₹ 4,736.47 billion at March 31, 2012. Total deposits increased by 13.3% from ₹ 2,256.02 billion at March 31, 2011 to ₹ 2,555.00 billion at March 31, 2012. Savings account deposits increased by 13.7% from ₹ 668.69 billion at March 31, 2011 to ₹ 760.46 billion at March 31, 2012. Current and savings account (CASA) deposits ratio was 43.5% at March 31, 2012 compared to 45.1% at March 31, 2011. Term deposits increased by 16.6% from ₹ 1,239.55 billion at March 31, 2011 to ₹ 1,444.81 billion at March 31, 2012. Total advances increased by 17.3% from ₹ 2,163.66 billion at March 31, 2011 to ₹ 2,537.28 billion at March 31, 2012 primarily due to an increase in domestic and overseas corporate loans and an increase in the retail loan book. Net non-performing assets decreased by 22.9% from ₹ 24.58 billion at March 31, 2011 to ₹ 18.94 billion at March 31, 2012 and the net non-performing asset ratio decreased from 0.94% at March 31, 2011 to 0.62% at March 31, 2012.

We continued to expand our branch network in India. Our branch network in India increased from 2,529 branches and extension counters at March 31, 2011 to 2,752 branches and extension counters at March 31, 2012. We also increased our ATM network from 6,104 ATMs at March 31, 2011 to 9,006 ATMs at March 31, 2012.

The total capital adequacy ratio of ICICI Bank on a standalone basis at March 31, 2012 in accordance with RBI guidelines on Basel II was 18.5% with a Tier I capital adequacy ratio of 12.7% compared to a total capital adequacy ratio of 19.5% and Tier I capital adequacy ratio of 13.2% at March 31, 2011.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2011	Fiscal 2012	% change
Interest income	₹ 259.74	**₹ 335.42**	29.1%
Interest expense	169.57	**228.08**	34.5
Net interest income	**90.17**	**107.34**	**19.0**
Non-interest income			
- Fee income[1]	64.19	**67.07**	4.5
- Treasury income	(2.15)	**(0.13)**	(94.0)
- Lease and other income	4.44	**8.08**	82.0
Operating income	**156.65**	**182.36**	**16.4**
Operating expenses	63.81	**76.48**	19.9
Direct marketing agency (DMA) expense[2]	1.57	**1.60**	1.9
Lease depreciation, net of lease equalisation	0.79	**0.42**	(46.8)
Operating profit	**90.48**	**103.86**	**14.8**
Provisions, net of write-backs	22.87	**15.83**	(30.8)
Profit before tax	**67.61**	**88.03**	**30.2**
Tax, including deferred tax	16.10	**23.38**	45.2
Profit after tax	**₹ 51.51**	**₹ 64.65**	**25.5%**

1. Includes merchant foreign exchange income and margin on customer derivative transactions.
2. Represents commissions paid to DMAs for origination of retail loans. These commissions are expensed upfront.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.
4. Prior period figures have been re-grouped/re-arranged, where necessary.

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2011	Fiscal 2012
Return on average equity (%)[1]	9.58	**11.09**
Return on average assets (%)[2]	1.34	**1.50**
Earnings per share (₹)	45.27	**56.11**
Book value per share (₹)	478.31	**524.03**
Fee to income (%)	41.18	**36.86**
Cost to income (%)[3]	41.95	**42.91**

1. Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.
2. Return on average assets is the ratio of net profit after tax to average assets. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on a monthly basis till October 31, 2010 and on a fortnightly basis thereafter.
3. Cost represents operating expense including DMA cost which is expensed upfront but excluding lease depreciation. Income represents net interest income and non-interest income and is net of lease depreciation.

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

	Fiscal 2011	Fiscal 2012	% change
Interest income	₹ 259.74	**₹ 335.42**	29.1%
Interest expense	169.57	**228.08**	34.5
Net interest income	**90.17**	**107.34**	**19.0**
Average interest-earning assets[1]	3,418.59	**3,932.59**	15.0
Average interest-bearing liabilities[1]	₹ 3,168.26	**₹ 3,603.51**	13.7%
Net interest margin	2.64%	**2.73%**	—
Average yield	7.60%	**8.53%**	—
Average cost of funds	5.35%	**6.33%**	—
Interest spread	2.25%	**2.20%**	—

1. The average balances are the averages of daily balances, except averages of foreign branches which are calculated on monthly basis till October 31, 2010 and on a fortnightly basis thereafter.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Net interest income increased by 19.0% from ₹ 90.17 billion in fiscal 2011 to ₹ 107.34 billion in fiscal 2012 reflecting an increase in net interest margin from 2.64% in fiscal 2011 to 2.73% in fiscal 2012 and a 15.0% increase in the average volume of interest-earning assets.

The yield on interest-earning assets increased from 7.60% in fiscal 2011 to 8.53% in fiscal 2012 and cost of funds increased from 5.35% in fiscal 2011 to 6.33% in fiscal 2012. Net interest margin increased from 2.64% in fiscal 2011 to 2.73% in fiscal 2012. The higher increase in average interest-earning assets compared to increase in average interest-bearing liabilities led to an increase in net interest margin. Net interest margin of overseas branches improved from 0.88% for fiscal 2011 to 1.23% for fiscal 2012 primarily due to increase in yield on overseas advances.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

	Fiscal 2011	Fiscal 2012
Yield on interest-earning assets	**7.60%**	**8.53%**
- On advances	8.53	**9.55**
- On investments	6.39	**7.24**
- On SLR investments	*6.29*	***7.34***
- On other investments	*6.55*	***7.10***
- On other interest-earning assets	6.46	**6.21**
Cost of interest-bearing liabilities	**5.35**	**6.33**
- Cost of deposits	4.92	**6.12**
- Current and savings account (CASA) deposits	*2.46*	***2.87***
- Term deposits	*6.51*	***8.21***
- Cost of borrowings	6.14	**6.71**
Interest spread	**2.25**	**2.20**
Net interest margin	**2.64%**	**2.73%**

Yield on interest-earning assets increased from 7.60% in fiscal 2011 to 8.53% in fiscal 2012 primarily due to the following factors:

- Yield on average advances increased from 8.53% in fiscal 2011 to 9.55% in fiscal 2012 primarily due to increase in yield on domestic and overseas corporate loans which increased as a result of incremental disbursements at higher lending rates and reflecting the rising interest rate environment. Further, the yield on advances was also higher on account of increase in ICICI Bank's Base Rate from 8.75% at March 31, 2011 to 10.00% at March 31, 2012.

- Yield on average interest-earning investments increased from 6.39% in fiscal 2011 to 7.24% in fiscal 2012 primarily due to investment in Statutory Liquidity Ratio (SLR) securities at higher yields and reset of interest rates on floating rate bonds at higher levels. The yield on average interest-earning non-SLR investments increased from 6.55% in fiscal 2011 to 7.10% in fiscal 2012, primarily due to an increase in investment in higher-yielding credit substitutes like corporate bonds and debentures.
- Interest income also includes interest on income tax refund of ₹ 0.80 billion in fiscal 2012 compared to ₹ 1.65 billion in fiscal 2011. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.
- During fiscal 2012, interest income was also impacted by losses on securitised pools of assets (including credit losses on existing pools) of ₹ 2.02 billion as compared to ₹ 5.49 billion in fiscal 2011.
- RBI reduced the CRR by 50 basis points from 6.00% to 5.50% with effect from January 28, 2012 and further by 75 basis points to 4.75% with effect from March 10, 2012. As CRR balances do not earn any interest income, these reductions had a positive impact on the overall yield in fiscal 2012.

The cost of funds increased from 5.35% in fiscal 2011 to 6.33% in fiscal 2012 primarily due to the following factors:

- The cost of deposits increased from 4.92% in fiscal 2011 to 6.12% in fiscal 2012. The cost of average term deposits increased from 6.51% in fiscal 2011 to 8.21% in fiscal 2012 reflecting the impact of increase in deposit rates seen from the second half of fiscal 2011. The deposit rates continued to increase during fiscal 2012 in line with system rates due to tight systemic liquidity, the rising interest rate environment and monetary policy stance of RBI. The impact of the increase in deposits rates in fiscal 2011 and further increase in deposit rates during fiscal 2012 is reflected in higher cost of deposits.
- RBI increased the rate on savings account deposits to 4.00% on daily average balances with effect from May 3, 2011 resulting in an increase in cost of average savings account deposits in fiscal 2012 compared to fiscal 2011. In its second quarter review of monetary policy 2011-12 issued on October 25, 2011, RBI deregulated the savings bank deposit interest rate with immediate effect and banks are free to determine their savings bank deposit interest rate. Any increase in the savings deposit rate by the Bank will result in increase in cost of deposits.
- Cost of borrowings increased from 6.14% in fiscal 2011 to 6.71% in fiscal 2012 primarily on account of increase in cost of refinance borrowings and call and term borrowings in line with movement in market rates.

Net interest margin of overseas branches improved from 0.88% for fiscal 2011 to 1.23% for fiscal 2012 primarily due to increase in yield on overseas advances. Yield on overseas advances increased primarily due to new disbursements at higher interest rates and repayment and prepayment of low yielding loans.

The reduction of CRR by 125 basis points to 4.75% and a reduction in repo rate by 50 basis points to 8.00% by RBI, indicates a reversal in policy stance. While the interest rates in the system are believed to have peaked the extent and timing of decline in interest rates will depend on systemic liquidity, the future movement of inflation as well as on the evolving fiscal situation.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

	Fiscal 2011	Fiscal 2012	% change
Advances	₹ 1,926.52	**₹ 2,316.69**	20.3%
Interest-earning investments	1,237.42	**1,337.46**	8.1
Other interest-earning assets	254.65	**278.44**	9.3
Total interest-earning assets	**3,418.59**	**3,932.59**	**15.0**
Deposits	2,046.04	**2,335.93**	14.2
Borrowings[3]	1,122.23	**1,267.58**	13.0
Total interest-bearing liabilities	**₹ 3,168.26**	**₹ 3,603.51**	**13.7%**

1. Average investments and average borrowings include average short-term re-purchase transactions.
2. Average balances are the averages of daily balances, except averages of foreign branches which are calculated on a monthly basis till October 31, 2010 and on a fortnightly basis thereafter.
3. Borrowings exclude preference share capital.

The average volume of interest-earning assets increased by 15.0% from ₹ 3,418.59 billion in fiscal 2011 to ₹ 3,932.59 billion in fiscal 2012. The increase in average interest-earning assets was primarily on account of an increase in average advances by ₹ 390.17 billion and average interest-earning investments by ₹ 100.04 billion.

Average advances increased by 20.3% from ₹ 1,926.52 billion in fiscal 2011 to ₹ 2,316.69 billion in fiscal 2012 primarily on account of increase in domestic and overseas corporate advances. Retail advances increased by 7.7% from ₹ 836.75 billion at March 31, 2011 to ₹ 901.30 billion at March 31, 2012. In US dollar terms, the net advances of overseas branches increased by 9.7% from US$ 12.4 billion at March 31, 2011 to US$ 13.6 billion at March 31, 2012. However, due to rupee depreciation, the net advances of overseas branches, in rupee terms, increased by 26.0% from ₹ 550.97 billion at March 31, 2011 to ₹ 694.03 billion at March 31, 2012.

Average interest-earning investments increased by 8.1% from ₹ 1,237.42 billion in fiscal 2011 to ₹ 1,337.46 billion in fiscal 2012, primarily due to an increase in average interest-earning non-SLR investments by 17.0% from ₹ 455.34 billion in fiscal 2011 to ₹ 532.94 billion in fiscal 2012. Average SLR investments increased by 2.9% from ₹ 782.07 billion in fiscal 2011 to ₹ 804.52 billion in fiscal 2012. Interest-earning non-SLR investments primarily include investments in corporate bonds and debentures, certificates of deposits, commercial paper, Rural Infrastructure Development Fund (RIDF) & related investments and investments in liquid mutual funds.

Average interest-bearing liabilities increased by 13.7% from ₹ 3,168.26 billion in fiscal 2011 to ₹ 3,603.51 billion in fiscal 2012 on account of an increase of ₹ 289.89 billion in average deposits and an increase of ₹ 145.35 billion in average borrowings. The increase in average deposits was due to an increase in average term deposits and average CASA deposits. The ratio of average CASA deposits to average deposits remained constant at about 39.1% in fiscal 2012 compared to fiscal 2011. The increase in average borrowings was due to increase in overseas borrowings and call and short-term borrowings. The overseas borrowings increased primarily due to the impact of rupee depreciation.

Non-interest income

The following tables set forth, for the periods indicated, the principal components of non-interest income.

₹ in billion, except percentages

	Fiscal 2011	Fiscal 2012	% change
Fee income[1]	₹ 64.19	**₹ 67.07**	4.5%
Income from treasury-related activities	(2.15)	**(0.13)**	(94.0)
Lease and other income[2]	4.44	**8.08**	82.0
Total non-interest income	**₹ 66.48**	**₹ 75.02**	**12.8%**

1. Includes merchant foreign exchange income and income on customer derivative transactions.
2. Includes dividend income received from subsidiaries.

Non-interest income primarily includes fee and commission income, income from treasury-related activities and lease and other income. The non-interest income increased by 12.8% from ₹ 66.48 billion in fiscal 2011 to ₹ 75.02 billion in fiscal 2012. The increase in non-interest income was primarily on account of a decrease in loss from treasury-related activities and an increase in dividend income from subsidiaries.

Fee income

Fee income primarily includes fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, fees from credit cards business, account service charges and third party referral fees.

Fee income increased from ₹ 64.19 billion in fiscal 2011 to ₹ 67.07 billion in fiscal 2012 primarily due to an increase in fee income from forex and derivative products including remittance fees, credit cards, third party referral fees and transaction banking fees, offset, in part, by decrease in loan processing fees due to a slowdown in new project and investment plans for the corporate sector.

Income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased by 42.8% from ₹ 7.95 billion in fiscal 2011 to ₹ 11.35 billion in fiscal 2012.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts.

Loss on treasury-related activities decreased from ₹ 2.15 billion in fiscal 2011 to ₹ 0.13 billion in fiscal 2012. Loss from treasury-related activities for fiscal 2012 primarily includes realised/MTM provision on security receipts, offset, in part, by reversal of MTM loss/realised gain on investments in government of India securities and other fixed income positions and gain on equity/preference investments. Treasury income for fiscal 2011 primarily included loss on investments in government of India securities and realised/MTM provision on security receipts, offset, in part, by gains on equity investments.

During fiscal 2012, there was a gain on the credit derivatives portfolio amounting to ₹ 0.56 billion compared to a gain of ₹ 0.15 billion in fiscal 2011.

At March 31, 2012, we had an outstanding net investment of ₹ 18.32 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing loans. Security receipts issued by asset reconstruction companies are valued as per net asset value obtained from the asset reconstruction company from time to time. During fiscal 2012, the impact of these security receipts on the income from treasury-related activities was a loss of ₹ 4.08 billion compared to a loss of ₹ 2.31 billion in fiscal 2011.

Lease and other income

Lease and other income primarily includes dividend from subsidiaries, lease rentals and profit on sale of fixed assets. Lease and other income increased from ₹ 4.44 billion in fiscal 2011 to ₹ 8.08 billion in fiscal 2012 primarily on account of increase in dividend income from subsidiaries. During fiscal 2012, dividend income included dividend of ₹ 2.32 billion received from ICICI Prudential Life Insurance Company and ₹ 1.22 billion from ICICI Bank UK.

Non-interest expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

₹ in billion, except percentages

	Fiscal 2011	Fiscal 2012	% change
Payments to and provisions for employees	₹ 28.17	**₹ 35.15**	24.8%
Depreciation on own property (including non banking assets)	4.84	**4.82**	(0.4)
Other administrative expenses	30.80	**36.51**	18.5
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)	**63.81**	**76.48**	**19.9**
Depreciation (net of lease equalisation) on leased assets	0.79	**0.42**	(46.8)
Direct marketing agency expenses	1.57	**1.60**	1.9
Total non-interest expense	**₹ 66.17**	**₹ 78.50**	**18.6%**

Non-interest expenses primarily include employee expenses, depreciation on assets, direct marketing agency expenses and other administrative expenses. In fiscal 2012, non-interest expenses increased by 18.6% from ₹ 66.17 billion in fiscal 2011 to ₹ 78.50 billion in fiscal 2012 primarily due to an increase in employee expenses and other administrative expenses.

Payments to and provisions for employees

Employee expenses increased by 24.8% from ₹ 28.17 billion in fiscal 2011 to ₹ 35.15 billion in fiscal 2012. Employee expenses increased primarily due to annual increase in salaries and performance bonus and increase in the employee base, including sales executives, employees on fixed term contracts and interns. The average number of employees increased by around 18% in fiscal 2012 compared to fiscal 2011 (at March 31, 2011: 56,969 employees and at March 31, 2012: 58,276 employees).

Depreciation

Depreciation on owned property decreased marginally from ₹ 4.84 billion in fiscal 2011 to ₹ 4.82 billion in fiscal 2012. Depreciation on leased assets decreased from ₹ 0.79 billion in fiscal 2011 to ₹ 0.42 billion in fiscal 2012 primarily due to a reduction in leased assets.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance and other expenditure. Other administrative expenses increased by 18.5% from ₹ 30.80 billion in fiscal 2011 to ₹ 36.51 billion in fiscal 2012. The increase in other administrative expenses was primarily due to increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) increased from 2,529 at March 31, 2011 to 2,752 at March 31, 2012. We also increased our ATM network from 6,104 ATMs at March 31, 2011 to 9,006 ATMs at March 31, 2012. The increase in other administrative expenses was offset, in part, by a decrease in collection expenses and advertisement expenses.

Direct marketing agency expenses

Direct marketing agency expenses increased marginally from ₹ 1.57 billion in fiscal 2011 to ₹ 1.60 billion in fiscal 2012. We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents in non-interest expense. In line with the RBI guidelines, these commissions are expensed upfront and not amortised over the life of the loan.

Provisions and contingencies (excluding provisions for tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

	Fiscal 2011	Fiscal 2012	% change
Provision for investments (including credit substitutes) (net)	₹ 2.04	**₹ 4.13**	102.5%
Provision for non-performing and other assets[1]	19.77	**9.93**	(49.8)
Provision for standard assets	—	**—**	—
Others	1.06	**1.77**	67.0
Total provisions and contingencies (excluding provisions for tax)	**₹ 22.87**	**₹ 15.83**	**(30.8)%**

1. Includes restructuring related provision.

Provisions are made by us on standard, sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and unsecured portions of doubtful assets are provided/written off as required by extant RBI guidelines. Subject to the minimum provisioning levels prescribed by RBI, provisions on retail non-performing loans are made at the borrower level in accordance with our retail assets provisioning policy. The specific provisions on retail loans held by us are higher than the minimum regulatory requirement.

During fiscal 2012, RBI revised rates of provisioning for non-performing assets and restructured advances. Accordingly, we made an additional provision of 5% to 10% on our non-performing advances. During fiscal 2012, RBI also revised rates of provisioning for standard restructured advances from 0.25%-1% (depending upon the category of advance) to 2%.

Provisions and contingencies (excluding provisions for tax) decreased by 30.8% from ₹ 22.87 billion in fiscal 2011 to ₹ 15.83 billion in fiscal 2012 primarily due to a reduction in provisions for retail non-performing loans. The reduction in provision against retail non-performing loans was primarily due to a sharp reduction in accretion to retail non-performing loans since fiscal 2011.

Provision for investments increased from ₹ 2.04 billion in fiscal 2011 to ₹ 4.13 billion in fiscal 2012 primarily due to permanent diminution recognised on certain investments.

Our provisioning coverage ratio at March 31, 2012 computed as per the RBI guidelines was 80.4%.

No additional general provision was required on standard assets during fiscal 2012. RBI guidelines do not permit write-back of excess provisions already made and therefore we held a cumulative general provision of ₹ 14.80 billion at March 31, 2012 compared to the general provision requirement of about ₹ 13.82 billion.

Tax expense

The income tax expense (including wealth tax) increased by 45.2% from ₹ 16.10 billion in fiscal 2011 to ₹ 23.38 billion in fiscal 2012. The effective tax rate of 26.6% in fiscal 2012 was higher compared to the effective tax rate of 23.8% in fiscal 2011. The effective tax rate for fiscal 2011 included tax benefits related to the amalgamation of Bank of Rajasthan.

Financial condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2011	At March 31, 2012	% change
Cash and bank balances	₹ 340.90	**₹ 362.29**	6.3%
Investments	1,346.86	**1,595.60**	18.5
- Government and other approved securities[1]	641.61	**869.48**	35.5
- RIDF and other related investments[2]	150.80	**181.03**	20.0
- Equity investment in subsidiaries	124.53	**124.53**	—
- Other investments	429.92	**420.56**	(2.2)
Advances	2,163.66	**2,537.28**	17.3
- Domestic	1,612.69	**1,843.25**	14.3
- Overseas branches	550.97	**694.03**	26.0
Fixed assets (including leased assets)	47.44	**46.15**	(2.7)
Other assets	163.48	**195.15**	19.4
Total assets	**₹ 4,062.34**	**₹ 4,736.47**	**16.6%**

1. Banks in India are required to maintain a specified percentage, currently 24.0%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.
2. Investments made in RIDF and other such entities in lieu of shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

Total assets increased by 16.6% from ₹ 4,062.34 billion at March 31, 2011 to ₹ 4,736.47 billion at March 31, 2012, primarily due to an increase in advances and investments. Net advances increased by 17.3% from ₹ 2,163.66 billion at March 31, 2011 to ₹ 2,537.28 billion at March 31, 2012. Investments increased by 18.5% from ₹ 1,346.86 billion at March 31, 2011 to ₹ 1,595.60 billion at March 31, 2012.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased from ₹ 340.90 billion at March 31, 2011 to ₹ 362.29 billion at March 31, 2012. The increase was primarily due to an increase in term money lending and call money lending by overseas branches. The balances with RBI decreased from ₹ 171.23 billion at March 31, 2011 to ₹ 157.92 billion at March 31, 2012 primarily due to reduction in CRR by 125 basis points from 6.00% at March 31, 2011 to 4.75% at March 31, 2012.

Investments

Total investments increased by 18.5% from ₹ 1,346.86 billion at March 31, 2011 to ₹ 1,595.60 billion at March 31, 2012, primarily due to an increase in investment in government securities by ₹ 228.19 billion, corporate bonds and debentures by ₹ 33.67 billion, RIDF and related investments in lieu of shortfall in directed lending requirements by ₹ 30.23 billion and certificates of deposit by ₹ 16.83 billion at March 31, 2012 compared to March 31, 2011. The investment in mutual funds decreased by ₹ 17.25 billion, gross funded credit derivatives by ₹ 10.60 billion, pass-through-certificates by ₹ 9.71 billion and commercial paper by ₹ 5.70 billion at March 31, 2012 compared to March 31, 2011. The transactions with RBI under LAF are accounted for as borrowing and lending transactions at March 31, 2012, while they were previously accounted for as purchase and sale transactions. At March 31, 2012, we had an outstanding net investment of ₹ 18.32 billion in security receipts issued by asset reconstruction companies in relation to sale of non-performing loans compared to ₹ 28.31 billion at March 31, 2011. At March 31, 2012, we have notional non-funded credit derivatives of ₹ 10.25 billion. We have no funded credit derivatives outstanding at March 31, 2012.

Advances

Net advances increased by 17.3% from ₹ 2,163.66 billion at March 31, 2011 to ₹ 2,537.28 billion at March 31, 2012 primarily due to increase in domestic and overseas corporate loans. Net retail advances increased by 7.7% from ₹ 836.75 billion at March 31, 2011 to ₹ 901.30 billion at March 31, 2012. Net advances of overseas branches (including offshore banking unit) increased in USD terms by 9.7% from US$ 12.4 billion at March 31, 2011 to US$ 13.6 billion at March 31, 2012. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 26.0% from ₹ 550.97 billion at March 31, 2011 to ₹ 694.03 billion at March 31, 2012.

Fixed and other assets

Net fixed assets decreased by 2.7% from ₹ 47.44 billion at March 31, 2011 to ₹ 46.15 billion at March 31, 2012 primarily due to a decrease in assets given on lease. Other assets increased by 19.4% from ₹ 163.48 billion at March 31, 2011 to ₹ 195.15 billion at March 31, 2012.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2011	At March 31, 2012	% change
Equity share capital	₹ 11.52	**₹ 11.53**	0.1%
Reserves	539.39	**592.52**	9.9
Deposits	2,256.02	**2,555.00**	13.3
- Savings account deposits	668.69	**760.46**	13.7
- Current account deposits	347.78	**349.73**	0.6
- Term deposits	1,239.55	**1,444.81**	16.6
Borrowings (excluding subordinated debt and preference share capital)	728.13	**1,022.00**	40.4
- Domestic	192.75	**377.38**	95.8
- Overseas branches	535.38	**644.62**	20.4
Subordinated debt (included in Tier-1 and Tier-2 capital)[1]	363.91	**376.15**	3.4
- Domestic	348.80	**358.90**	2.9
- Overseas branches	15.11	**17.25**	14.2
Preference share capital	3.50	**3.50**	—
Other liabilities	159.87	**175.77**	9.9
Total liabilities	**₹ 4,062.34**	**₹ 4,736.47**	**16.6%**

1. Included in Schedule 4 - "Borrowings" of the balance sheet.
2. All amounts have been rounded off to the nearest ₹ 10.0 million.

Total liabilities (including capital and reserves) increased by 16.6% from ₹ 4,062.34 billion at March 31, 2011 to ₹ 4,736.47 billion at March 31, 2012, primarily due to an increase in borrowings and deposits. Deposits increased from ₹ 2,256.02 billion at March 31, 2011 to ₹ 2,555.00 billion at March 31, 2012. Borrowings, including subordinated debt and preference share capital, increased from ₹ 1,095.54 billion at March 31, 2011 to ₹ 1,401.65 billion at March 31, 2012.

Deposits

Deposits increased by 13.3% from ₹ 2,256.02 billion at March 31, 2011 to ₹ 2,555.00 billion at March 31, 2012. Term deposits increased from ₹ 1,239.55 billion at March 31, 2011 to ₹ 1,444.81 billion at March 31, 2012, while savings deposits increased from ₹ 668.69 billion at March 31, 2011 to ₹ 760.46 billion at March 31, 2012 and current deposits increased from ₹ 347.78 billion at March 31, 2011 to ₹ 349.73 billion at March 31, 2012. Total deposits at March 31, 2012 formed 64.6% of the funding (i.e. deposits and borrowings, including subordinated debt and excluding preference share capital). The current and savings account deposits increased from ₹ 1,016.47 billion at March 31, 2011 to ₹ 1,110.19 billion at March 31, 2012.

Borrowings (including subordinated debt and preference share capital)

Borrowings increased from ₹ 1,095.54 billion at March 31, 2011 to ₹ 1,401.65 billion at March 31, 2012 primarily due to an increase in transactions with RBI under LAF and overseas borrowings, offset, in part, by repayment of domestic term money borrowings. The transactions with RBI under LAF are accounted for as borrowing and lending transactions from the quarter ended March 31, 2012, while they were previously accounted for as purchase and sale transactions. At March 31, 2012, ₹ 168.00 billion has been recorded as borrowings under LAF. The increase in overseas borrowings was on account of rupee depreciation, bond borrowings and short-term borrowings. The borrowings of overseas branches (including offshore banking unit) increased in USD terms by 5.7% from US$ 12.3 billion at March 31, 2011 to US$ 13.0 billion at March 31, 2012. In rupee terms, borrowings of overseas branches (including offshore banking unit) increased by 20.2% from ₹ 550.48 billion at March 31, 2011 to ₹ 661.87 billion at March 31, 2012. The capital-eligible borrowings, other than preference share capital, increased from ₹ 363.91 billion at March 31, 2011 to ₹ 376.15 billion at March 31, 2012.

Equity share capital and reserves

Equity share capital and reserves increased from ₹ 550.91 billion at March 31, 2011 to ₹ 604.05 billion at March 31, 2012 primarily due to annual accretion to reserves out of profit.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Assets	At March 31, 2011	At March 31, 2012
Claims against the Bank, not acknowledged as debts	₹ 17.02	**₹ 29.31**
Liability for partly paid investments	0.13	**0.13**
Notional principal amount of outstanding forward exchange contracts	2,468.62	**3,560.05**
Guarantees given on behalf of constituents	826.27	**955.01**
Acceptances, endorsements and other obligations	393.34	**568.86**
Notional principal amount of currency swaps	561.28	**616.40**
Notional principal amount of interest rate swaps and currency options and interest rate futures	4,903.90	**3,362.01**
Other items for which the Bank is contingently liable	60.66	**62.88**
Total	**₹ 9,231.22**	**₹ 9,154.65**

We enter into foreign exchange forwards, options, swaps and other derivative products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risk and to manage our own interest rate and foreign exchange positions. We manage our foreign exchange and interest rate risk with reference to limits set by RBI as well as those set internally. An interest rate swap does not entail exchange of notional principal and the cash flow arises on account of the difference between interest rate pay and receive legs of the swaps which is generally much smaller than the notional principal of the swap. With respect to the transactions entered into with customers, we generally enter into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions and hence a large value of gross notional principal of the portfolio, while the net market risk is low. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with counter-party, the net market risk of the two transactions will be zero whereas the notional principal which is reflected as an off-balance sheet item will be the sum of both the transactions.

As a part of project financing and commercial banking activities, we have issued guarantees to support regular business activities of clients. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding ten years The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Cash margins available to us to reimburse losses realised under guarantees amounted to ₹ 31.63 billion at March 31, 2012 and ₹ 24.39 billion at March 31, 2011. Other property or security may also be available to us to cover losses under guarantees.

The table below sets forth, for the periods indicated, the principal components of guarantees.

₹ in billion, except percentages

Particulars	At March 31, 2011	At March 31, 2012	% change
Financial guarantees	₹ 230.27	**₹ 315.27**	36.9%
Performance guarantees	596.00	**639.74**	7.3
Total guarantees	**₹ 826.27**	**₹ 955.01**	**15.6%**

1. Outstanding is net of cash margin.

Claims against the Bank, not acknowledged as debts represents demands made in certain tax and legal matters against the Bank in the normal course of business. In accordance with our accounting policy and Accounting Standard 29, we have reviewed and classified these items as possible obligation based on legal opinion/judicial precedents/assessment by the Bank. No provision in excess of provisions already made in the financial statements is considered necessary.

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account in domestic operations aggregated to ₹ 4.33 billion at March 31, 2012 compared to ₹ 3.58 billion at March 31, 2011 primarily on account of new branches and office premises.

Capital resources

We actively manage our capital to meet regulatory norms and current and future business needs considering the risks in our businesses, expectations of rating agencies, shareholders and investors and the available options for raising capital. Our capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

We are subject to the Basel II capital adequacy guidelines stipulated by RBI with effect from March 31, 2008. RBI guidelines on Basel II require us to maintain a minimum capital to risk-weighted assets ratio of 9.0% and a minimum Tier-1 capital adequacy ratio of 6.0% on an ongoing basis. Under Pillar 1 of the RBI guidelines on Basel II, we follow the Standardised approach for measurement of credit and market risks and Basic Indicator approach for measurement of operational risk.

RBI has also stipulated that banks shall maintain capital at higher of the minimum capital required as per Basel II or 80% of the minimum capital required as per Basel I. At March 31, 2012, the prudential floor at 80% of the minimum capital requirement under Basel I was ₹ 332.50 billion and was lower than the minimum capital requirement of ₹ 358.73 billion under Basel II. Hence, we have maintained capital adequacy at March 31, 2012 as per the Basel II norms.

The following table sets forth, at the dates indicated, the capital adequacy ratios computed in accordance with the RBI guidelines on Basel I and Basel II.

₹ in billion

	As per RBI guidelines on Basel I		As per RBI guidelines on Basel II	
	At March 31, 2011	At March 31, 2012	At March 31, 2011	At March 31, 2012
Tier-I capital	₹ 463.99	**₹ 512.16**	₹ 449.75	**₹ 505.18**
Tier-II capital	231.00	**238.56**	217.50	**232.95**
Total capital	**694.99**	**750.72**	**667.25**	**738.13**
Credit Risk — Risk Weighted Assets (RWA)	3,389.35	**4,054.73**	2,909.79	**3,468.74**
Market Risk — RWA	552.84	**563.31**	255.52	**268.66**
Operational Risk — RWA	—	**—**	249.67	**248.46**
Total RWA	**₹ 3,942.19**	**₹ 4,618.04**	**₹ 3,414.98**	**₹ 3,985.86**
Total capital adequacy ratio	**17.6%**	**16.3%**	**19.5%**	**18.5%**
Tier-I capital adequacy ratio	11.8%	**11.1%**	13.2%	**12.7%**
Tier-II capital adequacy ratio	5.8%	**5.2%**	6.3%	**5.8%**

Movement in our capital funds and risk weighted assets from March 31, 2011 to March 31, 2012 (as per RBI guidelines on Basel II)

During fiscal 2012, capital funds increased by ₹ 70.88 billion primarily due to accretion to retained earnings, incremental notional tax payable on special reserves of ₹ 2.11 billion, the issuance of lower Tier-II debt capital of ₹ 16.00 billion and reduction of ₹ 20.60 billion in deduction from capital funds on account of securitisation exposures.

Credit risk RWA increased by ₹ 558.95 billion from ₹ 2,909.79 billion at March 31, 2011 to ₹ 3,468.74 billion at March 31, 2012 primarily due to increase of ₹ 409.48 billion in RWA for on-balance sheet credit exposures and increase of ₹ 149.47 billion in RWA for off-balance sheet credit exposures.

Market risk RWA increased by ₹ 13.14 billion from ₹ 255.52 billion at March 31, 2011 to ₹ 268.66 billion at March 31, 2012. The general market risk RWA increased by ₹ 15.35 billion (capital charge of ₹ 1.38 billion).

The operational risk RWA at March 31, 2012 was ₹ 248.46 billion (capital charge of ₹ 22.36 billion). The operational risk capital charge is computed based on 15% of average of previous three financial years' gross income and is revised on an annual basis at June 30.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both the standalone bank level and the consolidated group level. The process encompasses capital planning for a certain time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of all material risks. Stress testing, which is a key aspect of the capital assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. Internal capital adequacy assessment process at the consolidated level integrates the business and capital plans and the stress testing results of the group entities.

Based on the internal capital adequacy assessment process, we determine our capital needs and the optimum level of capital by considering the following in an integrated manner:

- strategic focus, business plan and growth objectives;
- regulatory capital requirements as per RBI guidelines;
- assessment of material risks and impact of stress testing;
- perception of credit rating agencies, shareholders and investors;
- future strategy with regard to investments or divestments in subsidiaries; and
- evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

We formulate our internal capital level targets based on the internal capital adequacy assessment process and endeavour to maintain the capital adequacy level in accordance with the targeted levels at all times.

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision (BCBS) issued the Basel III proposals on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules were issued on December 16, 2010. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness. The Basel III rules on liquidity consist of a measure of short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations, and a measure of long-term net stable funding ratio aimed at promoting longer term structural funding. BCBS has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019.

On May 2, 2012, RBI issued the final guidelines on the Basel III capital regulations. We continue to monitor developments on the Basel III framework and believe that our current robust capital adequacy position, adequate headroom currently available to raise hybrid/debt capital and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework. RBI issued the draft guidelines on Basel III liquidity standards on February 21, 2012 and solicited feedback from the industry on these guidelines. The final guidelines on Basel III liquidity standards are awaited from RBI.

ASSET QUALITY AND COMPOSITION

Loan concentration

We follow a policy of portfolio diversification and evaluate our total financing in a particular sector in light of our forecasts of growth and profitability for that sector. Between 2003 and 2006, the banking system as a whole saw significant expansion of retail credit, with retail loans contributing for a major part of overall systemic credit growth. In line with this, we experienced rapid growth in our retail loan portfolio and an increase in the proportion of retail loans in our total loans. From fiscal 2008, the share of retail loans in our total loan portfolio reduced as a result of moderation in systemic retail growth, our conscious strategy of reducing the unsecured retail loan portfolio, higher level of repayments/prepayments from the existing secured retail portfolio relative to incremental disbursements and the higher pace of growth in the non-retail portfolio. In fiscal 2012, we saw an increase in retail lending volumes in secured retail products. In fiscal 2012, our total retail portfolio grew by 7.1% and our secured retail portfolio grew by 9.4%.

Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks sectors in which we have loans outstanding. We seek to respond to any economic weakness in an industrial segment by restricting new exposures to that segment and any growth in an industrial segment by increasing new exposures to that segment, resulting in active portfolio management.

The following tables set forth, at the dates indicated, the composition of our gross advances (net of write-offs).

₹ in billion, except percentages

	March 31, 2011		March 31, 2012	
	Total advances	% of total advances	Total advances	% of total advances
Retail finance[1]	₹ 890.74	39.7%	**₹ 953.93**	**36.4%**
Services – non-finance	173.36	7.7	**194.81**	**7.4**
Road, ports, telecom, urban development and other infrastructure	129.54	5.8	**181.96**	**7.0**
Services – finance	161.43	7.2	**156.41**	**6.0**
Power	98.11	4.4	**141.24**	**5.4**
Iron/steel and iron/steel products	94.88	4.2	**122.31**	**4.7**
Mining	41.49	1.9	**84.03**	**3.2**
Crude petroleum/refining and petrochemicals	141.83	6.3	**70.76**	**2.7**
Food and beverages	70.63	3.2	**67.79**	**2.6**
Construction	36.43	1.6	**57.97**	**2.2**
Electronics and engineering	44.72	2.0	**56.61**	**2.2**
Wholesale/retail trade	52.00	2.3	**50.06**	**1.9**
Metal & products (excl iron & steel)	18.74	0.8	**48.19**	**1.8**
Shipping	22.07	1.0	**42.39**	**1.6**
Cement	17.25	0.7	**39.78**	**1.5**
Chemical and fertilizers	29.24	1.3	**34.98**	**1.3**
Other industries[2]	221.69	9.9	**317.54**	**12.1**
Total	**₹ 2,244.15**	**100.0%**	**₹ 2,620.76**	**100.0%**

1. Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans and credit cards. Also includes dealer funding portfolio and developer financing portfolio.
2. Other industries primarily include automobiles, drugs and pharmaceuticals, FMCG, gems and jewellery, manufacturing products excluding metal and textile etc.

The following table sets forth, at the dates indicated, the composition of our gross (net of write-offs) outstanding retail finance portfolio.

₹ in billion, except percentages

	March 31, 2011		March 31, 2012	
	Total retail advances	% of total retail advances	Total retail advances	% of total retail advances
Home loans[1]	₹ 541.26	60.8%	**₹ 579.83**	**60.8%**
Automobile loans	85.81	9.6	**94.71**	**9.9**
Commercial business	152.86	17.2	**180.70**	**19.0**
Personal loans	40.31	4.5	**29.52**	**3.1**
Credit cards	48.51	5.5	**45.96**	**4.8**
Loans against securities and others[2]	21.99	2.4	**23.21**	**2.4**
Total retail finance portfolio	**₹ 890.74**	**100.0%**	**₹ 953.93**	**100.0%**

1. Includes developer financing
2. Includes dealer financing portfolio.

Directed lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

RBI guideline on priority sector lending requires the banks to lend 40.0% of their adjusted net bank credit (ANBC), or credit equivalent amount of off balance sheet exposure (CEOBE), whichever is higher, to certain activities carried out by the specified borrowers. The definition of ANBC includes certain investments and is computed with reference to the respective amounts at March 31 of the previous year. Priority sector includes lending to agricultural sector, food and agri-based industries, small enterprises/businesses, housing finance up to certain limits and lending to borrowers belonging to weaker sections. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their ANBC to the agriculture sector and the balance to certain specified sectors. The banks are also required to lend 10.0% of their ANBC, or COEBE, whichever is higher, to the weaker sections.

While granting its approval for the amalgamation of ICICI Limited and ICICI Bank Limited, RBI stipulated specific requirements for the Bank since the loans of erstwhile ICICI Limited (ICICI) transferred to us were not subject to the priority sector lending requirement. With effect from fiscal 2013, the targets for ICICI Bank would be at par with other banks i.e. 40.0%, 18.0% and 10.0% respectively of ANBC or CEOBE, whichever is higher.

We are required to comply with the priority sector lending requirements at the last 'reporting Friday' of each fiscal year. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At March 31, 2012, our total investment in such bonds was ₹ 181.03 billion.

At March 23, 2012, the last reporting Friday for fiscal 2012, our priority sector lending was ₹ 614.05 billion, constituting about 95.0% of our requirements. At that date, the qualifying agriculture loans were ₹ 175.57 billion constituting about 75.0% of our requirements. Our advances to weaker sections were ₹ 42.18 billion constituting about 39.0% of our requirements.

Classification of loans

We classify our assets as performing and non-performing in accordance with RBI guidelines. Under these guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. In compliance with regulations governing the presentation of financial information by banks, we report non-performing assets net of cumulative write-offs in our financial statements.

RBI has separate guidelines for restructured loans. A fully secured standard asset can be restructured by re-schedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. Similar guidelines apply to sub-standard loans. The sub-standard or doubtful accounts which have been subject to restructuring, whether in respect of principal installment or interest amount are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

The following table sets forth, at March 31, 2011 and March 31, 2012, information regarding the classification of our gross customer assets (net of write-offs, interest suspense and derivatives income reversal).

₹ in billion

	March 31, 2011	March 31, 2012
Standard assets	₹ 2,608.30	**₹ 3,048.57**
Of which: Restructured assets	20.64	**47.09**
Non-performing assets	101.14	**95.63**
Of which: Sub-standard assets	17.92	**14.49**
Doubtful assets	74.00	**73.35**
Loss assets	9.22	**7.79**
Total customer assets[1]	**₹ 2,709.44**	**₹ 3,144.20**

1. Customer assets include advances, lease receivables and credit substitutes like debentures and bonds but exclude preference shares.
2. Restructured assets are upgraded to standard category on satisfactory payment performance for a minimum period of 12 months as per restructuring terms.

The following table sets forth, at the dates indicated, information regarding our non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2010	₹ 96.27	₹ 39.01	**₹ 2,091.22**	**1.87%**
March 31, 2011	₹ 101.14	₹ 24.58	**₹ 2,628.16**	**0.94%**
March 31, 2012	**₹ 95.63**	**₹ 18.94**	**₹ 3,059.84**	**0.62%**

1. Net of write-offs, interest suspense and derivatives income reversal.
2. Customer assets include advances and credit substitutes like debentures and bonds but exclude preference shares.

At March 31, 2012, the gross NPAs (net of write-offs, interest suspense and derivatives income reversal) were ₹ 95.63 billion compared to ₹ 101.14 billion at March 31, 2011. Net NPAs were ₹ 18.94 billion at March 31, 2012 compared to ₹ 24.58 billion at March 31, 2011. The ratio of net NPAs to net customer assets decreased from 0.94% at March 31, 2011 to 0.62% at March 31, 2012. During fiscal 2012, we wrote-off NPAs, including retail NPAs, with an aggregate outstanding of ₹ 11.83 billion against ₹ 2.29 billion during fiscal 2011.

Our provision coverage ratio (i.e. total provisions made against NPAs as a percentage of gross NPAs) at March 31, 2012 was 80.4%. At March 31, 2012, total general provision held against standard assets was ₹ 14.80 billion compared to the general provision requirement as per the RBI guidelines of about ₹ 13.82 billion. The excess provision was not reversed in line with the RBI guidelines.

At March 31, 2012, the net non-performing loans in the retail portfolio were 0.8% of net retail loans as compared with 1.5% at March 31, 2011. The decrease in the ratio was primarily on account of sharp decline in accretion to retail NPAs and higher provisioning against retail loans. At March 31, 2012, the net non-performing loans in the collateralised retail portfolio were 0.7% of the net collateralised retail loans and net non-performing loans in the non-collateralised retail portfolio (including overdraft financing against automobiles) were about 2.4% of net non-collateralised retail loans.

During fiscal 2012, we restructured loans aggregating ₹ 36.42 billion as compared to ₹ 13.66 billion during fiscal 2011.

Our aggregate investments in security receipts issued by asset reconstruction companies were ₹ 18.32 billion at March 31, 2012 as compared to ₹ 28.31 billion at March 31, 2011.

Classification of non-performing assets by industry

The following table sets forth, at March 31, 2011 and March 31, 2012, the composition of gross non-performing assets by industry sector.

₹ in billion, except percentages

	March 31, 2011		March 31, 2012	
	Amount	%	Amount	%
Retail finance[1]	₹ 66.35	65.6%	**₹ 59.79**	**62.5%**
Food and beverages	2.88	2.9	**2.64**	**2.8**
Electronics and engineering	0.68	0.7	**2.38**	**2.5**
Wholesale/retail trade	3.85	3.8	**2.12**	**2.2**
Textiles	2.25	2.2	**1.84**	**1.9**
Gems and jewellery	1.76	1.7	**1.75**	**1.8**
Chemicals and fertilisers	2.05	2.0	**1.56**	**1.6**
Metal and metal products	1.30	1.3	**1.11**	**1.2**
Services – finance	2.30	2.3	**1.07**	**1.1**
Iron/steel and iron/steel products	0.17	0.2	**0.95**	**1.0**
Paper and paper products	0.46	0.5	**0.79**	**0.8**
Shipping	0.06	0.1	**0.45**	**0.5**
Services – non finance	0.38	0.4	**0.39**	**0.4**
Automobiles	0.55	0.5	**0.18**	**0.2**
Power	0.18	0.2	**0.09**	**0.1**
Other industries[2]	15.92	15.6	**18.52**	**19.4**
Total	**₹ 101.14**	**100.0%**	**₹ 95.63**	**100.0%**

1. Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans and credit cards. Also includes NPAs in dealer funding and developer finance portfolios.
2. Other industries primarily include construction, drugs and pharmaceuticals, construction, agriculture and allied activities, FMCG, gems and jewellery, manufacturing products excluding metal, crude petroleum/refining and petrochemicals, mining, cement, etc.
3. All amounts have been rounded off to the nearest ₹ 10.0 million.

Segment information

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The standalone segmental report for the year ended March 31, 2012, based on the segments identified and defined by RBI, has been presented as follows:

- *Retail Banking* includes exposures of the Bank, which satisfy the four qualifying criteria of 'regulatory retail portfolio' as stipulated by the RBI guidelines on Basel II framework.
- *Wholesale Banking* includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the RBI guidelines for the Bank.
- *Treasury* includes the entire investment portfolio of the Bank.
- *Other Banking* includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the retail banking segment was ₹ 5.50 billion in fiscal 2012 compared to a loss of ₹ 5.14 billion in fiscal 2011, primarily due to decline in provisions for loan losses in the unsecured retail portfolio and increase in net interest income.

Net interest income increased by 14.9% from ₹ 33.20 billion in fiscal 2011 to ₹ 38.15 billion in fiscal 2012 primarily due to increase in average CASA deposits of the retail banking segment, offset, in part, by increased cost of savings account deposits effective May 3, 2011.

Non-interest income increased by 21.7% from ₹ 21.16 billion in fiscal 2011 to ₹ 25.76 billion in fiscal 2012, primarily due to higher level of foreign exchange and third party referral fees and fees from the credit card portfolio.

Provisions decreased by 86.4% from ₹ 13.81 billion in fiscal 2011 to ₹ 1.88 billion fiscal 2012, primarily due to decline in provisions for loan losses in the unsecured retail portfolio. The credit losses in the retail asset portfolio continued to be lower on account of sharp reduction in accretion to retail non-performing loans since fiscal 2011.

Wholesale banking segment

Profit before tax of the wholesale banking segment increased from ₹ 49.00 billion in fiscal 2011 to ₹ 62.07 billion in fiscal 2012 primarily due to increase in net interest income offset, in part, by increase in provisions.

Net interest income increased by 46.4% from ₹ 33.72 billion in fiscal 2011 to ₹ 49.37 billion in fiscal 2012 primarily driven by loan growth in the wholesale banking segment. Non-interest income increased by 2.9% from ₹ 39.85 billion in fiscal 2011 to ₹ 41.01 billion for fiscal 2012, primarily due to the continued traction in granular fee income streams like foreign exchange and transaction banking related fees from corporate clients, offset, in part, by moderation in lending linked fee income. Provisions were higher primarily due to the impact of restructuring of loans during the year and RBI's increased provisioning requirements on non-performing assets.

Treasury banking segment

Profit before tax of the treasury segment decreased from ₹ 22.01 billion in fiscal 2011 to ₹ 20.81 billion in fiscal 2012 primarily due to increase in provisions against investments, offset, in part, by increase in non-interest income. The non-interest income was higher primarily due to higher level of dividend income from subsidiaries and reversal of MTM loss/realised gain on its government securities portfolio and other fixed income positions, offset, in part, by higher level of losses on security receipts.

Other banking segment

The other banking segment incurred a loss of ₹ 0.35 billion in fiscal 2012 compared to profit of ₹ 1.74 billion in fiscal 2011 primarily due to lower interest on income-tax refunds.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax including the results of operations of our subsidiaries and other consolidating entities increased from ₹ 60.93 billion in fiscal 2011 to ₹ 76.43 billion in fiscal 2012 mainly due to improved financial performance of ICICI Bank, ICICI Prudential Life Insurance Company Limited and ICICI Securities Primary Dealership Limited offset, in part, by decline in profits of certain subsidiaries and increase in net loss of ICICI Lombard General Insurance Company Limited. The consolidated return on average equity increased from 11.6% in fiscal 2011 to 13.0% in fiscal 2012.

Profit after tax of ICICI Prudential Life Insurance Company Limited increased from ₹ 8.08 billion in fiscal 2011 to ₹ 13.84 billion in fiscal 2012 due to higher profits from existing policies and lower upfront expenses due to lower new business. Investment income increased from ₹ 5.95 billion in fiscal 2011 to ₹ 8.43 billion in fiscal 2012 primarily due to increase in average non-linked assets under management. Operating expenses decreased by 10.5% from ₹ 19.90 billion in fiscal 2011 to ₹ 17.81 billion in fiscal 2012. New business annual premium equivalent (APE) decreased by 21.6% from ₹ 39.75 billion during fiscal 2011 to ₹ 31.18 billion during fiscal 2012.

Net loss of ICICI Lombard General Insurance Company Limited (ICICI General) increased from ₹ 0.80 billion in fiscal 2011 to ₹ 4.16 billion in fiscal 2012. In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the Pool), administered by the General Insurance Corporation of India (GIC) from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles. Based on an analysis of the performance of the Pool by an independent consultant, IRDA had instructed all general insurance companies to provide loss reserves at a provisional loss ratio of 153.0% as against loss ratio of 122-126.0% (for each of the four years from fiscal 2008 to fiscal 2011) in the financial results for fiscal 2011. Accordingly, net loss of ICICI General for fiscal 2011 included the impact of the additional Pool losses of ₹ 2.72 billion. IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 had directed the dismantling of the Pool on a clean cut basis and advised to recognise Pool liabilities as per the loss ratios estimated by GAD UK (GAD Estimates) for all underwriting years commencing from fiscal 2008 to fiscal 2012, with an option to recognise the same over a three year period. ICICI General has recognised the additional liabilities of the Pool in the current year and therefore net loss of ICICI General for fiscal 2012 includes the impact of the additional Pool losses of ₹ 6.85 billion.

ICICI Bank Canada has adopted IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and accordingly financial results of fiscal 2012 are based on IFRS as against financial results of fiscal 2011 which were based on Canadian GAAP. The primary difference in the accounting treatment under IFRS vis-à-vis Canadian GAAP relates to securitisation of mortgages. Under Canadian GAAP, the securitisation of mortgages was treated as a true sale and the mortgages securitised were derecognised from the financial statements. Under IFRS, mortgages securitised are not eligible for derecognition. Profit after tax of ICICI Bank Canada increased from ₹ 1.45 billion (CAD 32.4 million) in fiscal 2011 to ₹ 1.66 billion (CAD 34.4 million) in fiscal 2012 primarily due to increase in net interest income on account of increase in average volume of interest-earning assets, MTM gains on derivatives and investments in fiscal 2012 as compared to MTM losses in fiscal 2011, offset, in part, by higher provisions on loans, loss realised on sale of investments in fiscal 2012 as compared to gains realised in fiscal 2011 and gains on securitisation of insured mortgages in fiscal 2011.

Profit after tax of ICICI Bank UK PLC decreased from ₹ 1.67 billion (USD 36.6 million) in fiscal 2011 to ₹ 1.22 billion (USD 25.4 million) in fiscal 2012 primarily due to decrease in net interest income on account of decline in average volume of interest-earning assets, decrease in fee income, MTM losses on derivatives in fiscal 2012 as compared to MTM gains in fiscal 2011 and loss realised on sale of investments in fiscal 2012 as compared to gains realised in fiscal 2011, offset, in part, by lower provisions.

Profit after tax of ICICI Bank Eurasia Limited Liability Company remained at similar levels at ₹ 0.21 billion in fiscal 2011 and fiscal 2012.

Profit after tax of ICICI Securities Primary Dealership Limited increased from ₹ 0.53 billion in fiscal 2011 to ₹ 0.86 billion in fiscal 2012 due to increase in trading gains despite an increase in yield on 10 year government securities during fiscal 2012 offset, in part, by decrease in net interest income on account of higher funding costs.

Profit after tax of ICICI Securities Limited decreased from ₹ 1.13 billion in fiscal 2011 to ₹ 0.77 billion in fiscal 2012 primarily due to decrease in overall cash turnover in the equity markets and reduced opportunities in investment banking business.

Profit after tax of ICICI Home Finance Company Limited increased from ₹ 2.33 billion in fiscal 2011 to ₹ 2.60 billion in fiscal 2012 primarily due to increase in net interest income, offset, in part, by higher provisions on loans.

Profit after tax of ICICI Prudential Asset Management Company increased from ₹ 0.72 billion in fiscal 2011 to ₹ 0.88 billion in fiscal 2012 primarily due to lower operating and administrative expenses.

Profit after tax of ICICI Venture Funds Management Company Limited decreased from ₹ 0.74 billion in fiscal 2011 to ₹ 0.68 billion in fiscal 2012 primarily due to decrease in management fees and increase in staff cost, offset, in part, by increase in distribution of income from venture capital funds in fiscal 2012.

Consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 5,337.68 billion at March 31, 2011 to ₹ 6,041.91 billion at March 31, 2012. Consolidated advances of the Bank and its subsidiaries increased from ₹ 2,560.19 billion at March 31, 2011 to ₹ 2,921.25 billion at March 31, 2012.

The following table sets forth, for the periods indicated, the profit/(loss) of our principal subsidiaries.

₹ in billion

Company	Fiscal 2011	Fiscal 2012
ICICI Prudential Life Insurance Company Limited	₹ 8.08	**₹ 13.84**
ICICI Lombard General Insurance Company Limited	(0.80)	**(4.16)**
ICICI Bank Canada	1.45	**1.66**
ICICI Bank UK PLC	1.67	**1.22**
ICICI Bank Eurasia Limited Liability Company	0.21	**0.21**
ICICI Securities Primary Dealership Limited	0.53	**0.86**
ICICI Securities Limited	1.13	**0.77**
ICICI Home Finance Company Limited	2.33	**2.60**
ICICI Prudential Asset Management Company Limited	0.72	**0.88**
ICICI Venture Funds Management Company Limited	₹ 0.74	**₹ 0.68**

Key financial indicators: last ten years

Profit After Tax


₹ in billion
12.06
16.37
20.05
25.40
31.10
41.58
37.58
40.25
51.51
64.65
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 FY
Profit After Tax

Dividend Per Share

₹

7.50 7.50 8.50 8.50 10.00 11.00 11.00 12.00 14.00 16.50

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 FY

Dividend Per Share

For fiscal 2012, represents proposed dividend.

Deposits


₹ in billion
481.69
681.09
998.19
1,650.63
2,305.10
2,444.31
2,183.48
2,020.17
2,256.02
2555.00
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 FY
Deposits

Advances


₹ in billion
532.79
626.48
914.05
1461.63
1958.66
2256.16
2183.11
1812.06
2163.66
2537.28
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 FY
Advances

₹ in billion, except per share data

	At year-end fiscal									
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net interest income	14.45	21.85	29.32	39.07	56.37	73.04	83.67	81.14	90.17	107.34
Earnings per share (Basic)	19.68	26.66	27.55	32.49	34.84	39.39	33.76	36.14	45.27	56.11
Earnings per share (Diluted)	19.65	26.44	27.33	32.15	34.64	39.15	33.70	35.99	45.06	55.95
Total assets	1,068.12	1,252.29	1,676.59	2,513.89	3,446.58	3,997.95	3,793.01	3,634.00	4,062.34	4,736.47
Equity capital & reserves	69.33	80.10	125.50	222.06	243.13	464.71	495.33	516.18	550.91	604.05
Total capital adequacy ratio	11.1%	10.4%	11.8%	13.4%	11.7%	14.0%[1]	15.5%[1]	19.4%[1]	19.5%[1]	18.5%[1]

1. Total capital adequacy ratio has been calculated as per Basel II framework.

Section 217

Statement pursuant to Section 217 (2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975(forming part of the Directors' Report for the year ended March 31, 2012) in respect of employees of ICICI Bank Limited

Name,Qualifications and Age (in years)	Desig./ Nature of Duties**	Remuneration Received ₹ Gross ₹	Net ₹	Experience (in years)	Date of Commencement of Employment	Last employment
Employees posted in India						
Agarwal Anuj, MBA (44)	JGM	6,073,224	4,670,484	21	20-May-99	Manager Resources (North), HDFC Limited
Agarwal Bimal, CA, CS (41)	DGM	6,166,536	4,625,869	16	16-Jul-07	Team Leader, CRISIL Limited
Agarwal Vikas, B.Com, CA, (41)	JGM	7,517,172	5,551,329	18	15-Dec-98	Analyst, Anand Rathi Group
Agrawal Mayank, BE, PGDM,(41)	GM	11,170,979	8,265,014	18	10-Apr-95	Management Trainee, IPCL
Anil Kumar P R, B.Tech, MFM (42)	DGM	6,233,212	4,705,537	16	22-Jan-10	Head of Micro Finance, Barclays Bank Plc
Arora Atul, DAE (44)	JGM	8,210,373	6,071,250	24	24-Mar-05	Country Head, Apna Loan (I) Pvt.Limited
Arora Rajiv, BE, MBA, (45)*	JGM	2,820,573	2,020,289	23	23-Apr-93	Project Officer, IFCI Limited
Ashish Kumar, MA, MMS, (40)	SGM	12,132,488	9,223,173	18	11-Oct-99	Regional Manager,Ceat Financial Services Limited
Asokraj Thanjavur, B.Sc, M.Sc, B.L. (54)*	JGM	4,329,942	3,304,947	28	11-Oct-06	Senior Vice President, Unit Trust of India
Athreya Ranganath,B.Sc.BGL,ACS (46)	GMJCS	10,127,819	7,493,002	23	1-Apr-09	Executive Vice President - Compliance, Legal & Company Secretary - ICICI Prudential Asset Management Company Limited
Atrishi Naveen, B.Tech, MBA (42)	DGM	6,051,181	4,540,783	21	19-Dec-05	Assistant General Manager, IFCI Limited
Badami Suresh, B.Sc., PGDM, (40)	SGM	11,158,710	8,198,811	18	16-Oct-02	Head Region-Business Development, Max Ateev Limited
Balasubramanian Ganesh, B.Com, M.Com (44)	DGM	7,509,062	5,632,621	23	19-Dec-95	Trainee Officer, State Bank of India
Banerjee Abonty (Ms.), B.Sc., MBA, (40)	GM	9,052,586	6,627,343	16	4-Nov-99	Associate Research Director, ORG-MARG Research Limited
Banerjee Anindya, B.Com, CA, (36)	GM	9,920,814	7,231,630	14	7-Oct-98	-
Batra Sandeep,B.Com,CA, CS, (46)	GCOCS	13,892,194	9,927,002	24	8-Nov-06	Executive Vice President and CFO,ICICI Prudential Life Insurance Co. Limited
Beniwal Ravinder, B.Sc, MBA (42)	DGM	7,033,702	5,253,392	21	29-Mar-03	Manager , Max Newyork Life Insurance Co. Limited
Bhageria Anand, B.Tech, PGDM (39)	DGM	6,411,624	4,772,378	14	21-Sep-00	Associate, CRISIL Limited
Bhargava Anuj, B.Com, CA,(36)	GM	9,712,838	7,532,724	14	15-Oct-98	Vice President, ICICI Securities Limited
Bhaskar Bijith, B.Tech, PGDIM (39)	DGM	6,615,291	4,943,023	14	21-Jul-03	Manager, Sales Planning & Distribution, Ford India
Bhat Sham, B.Sc., PGDM, (39)*	JGM	3,919,678	2,906,157	23	2-Sep-02	Senior Manager, IDBI Bank
Bhatia Piyush, BE, MBA,(40)	DGM	8,513,382	6,305,317	16	1-Jun-95	-
Bhattacharjee Sriraj, BE, PGDM (37)	AGM	6,124,161	4,604,959	12	24-May-10	Fund Manager, Axis Mutual Fund
Bhattacharyya Nandini (Ms.), B.Sc, MBA (40)	JGM	7,716,754	5,706,583	16	17-Apr-07	Senior Manager, American Express Bank
Bhobe Prathit, B.Com,MMS,(41)	GM	10,491,460	7,673,746	17	16-Jul-10	Head of Commercial Banking, Global Consumer Group, Citibank
Chandak Om Prakash, CA, CS (37)	AGM	6,356,843	4,808,451	10	8-Dec-05	Manager, Industrial Development Bank Of India
Chandok Vijay, B.Tech,MMS, (44)	PRESIDENT	22,555,909	17,035,392	21	31-May-93	Production Executive,ITC Group - VST Industries
Chattanathan D. , B.Sc, PGDPRJ (48)*	JGM	7,398,536	5,603,690	26	21-Apr-11	CEO, Spandana Spoorthy Financial Services Limited
Chatterjee Sreekanta, B.Tech, PGDBM (34)	CM	6,047,346	4,422,578	10	27-Sep-04	Associate Consultant, Infosys Technologies Limited
Chaturvedi Akshay, B.Sc, MBA (35)	DGM	6,131,604	4,664,071	11	20-Nov-01	Manager, R.R. Financial Services
Chaturvedi Bhupendra, B.Sc, PGDRM (39)	DGM	7,018,937	5,441,419	12	27-May-04	Manager, AC Nielsen ORG-MARG Research Services Pvt. Limited
Chaudhuri Ripujit, BE, MMS, (43)	GM	10,350,108	7,692,780	20	5-Sep-01	Manager, Broadbank Solutions Pvt. Limited
Chopra Akash, B.Com, CA (40)*	JGM	1,095,763	958,417	14	1-Feb-12	Director, Citi Bank
Choudhary Prabhakar, B.Sc, MSF (41)	DGM	6,011,671	4,553,388	18	29-Oct-04	Manager, Stock Holding Corporation of India Limited
Chougule Sanjay (Dr.), BE,MMS,LLB,Ph.D, (48)	SGM	12,818,892	9,765,136	25	1-Jun-87	Junior Engineer,RCF Limited
Daga Shekhar, B.Com, CA (35)*	DGM	2,745,604	2,070,417	11	4-Dec-00	Manager, Unit Trust of India
Daruwala Zarin (Ms.), B.Com,CA,CS, (47)	PRESIDENT	21,012,130	15,527,387	22	21-Jun-89	-
Daryanani Mehul, BPHARM, MMS (35)	DGM	6,200,335	4,563,192	12	16-Sep-00	Management Trainee, Erudite Capital
Desai Aakash Udayan, B.Com, MMS (33)	DGM	6,385,875	4,823,828	10	1-Jun-01	-
Deshpande Charudatta, B.Pharma, (56)	GM	9,448,177	7,080,833	17	21-Jul-05	Senior General Manager, Mahindra & Mahindra
Dhamodaran S., B.Sc., CAIIB, (57)	SGM	14,284,308	10,217,779	37	4-Apr-94	Officer MII , State Bank of India
Dhar Vineet, B.Com, PGDPMIR (36)	JGM	7,452,490	5,619,493	15	15-Mar-00	Officer, HSBC Bank
Dhawan Neeraj, B.Com, CS, CA, ICWAI (42)*	GM	10,322,800	7,547,080	18	15-Apr-11	Executive Vice President, HDFC Bank
Ganesh R , B.Com, CS, ICWAI (43)	DGM	6,587,350	5,015,382	22	31-Jan-00	Officer, SBI Commercial & International
Ganguli Sujit B.Sc., PGDM, (40)	GM	11,735,528	8,538,838	17	01-Sep-10	Senior Vice President & Head Marketing , ICICI Prudential Life Insurance Co. Limited
Goel Ashish, B.Tech, PGDM (39)	JGM	6,427,056	4,783,099	16	1-Oct-04	Trade Marketing Manager, Marico Industries Limited
Govindan Krishnan, B.Sc, PGDM (44)	DGM	6,428,888	5,069,284	20	2-Jan-04	Regional Manager, Asian Paints (I) Limited
Gupta Ajay, B.Com, CA, (45)	SGM	11,007,010	8,207,719	21	25-Nov-91	Articled Clerk, A.F.Ferguson Co.
Gupta Bhavesh, B.Com, MBA (39)	JGM	8,251,586	6,109,700	14	19-May-03	Assistant Vice President, TransAmerica Apple Distribution Finance Pvt. Limited
Gupta Ravinder, B.Tech (41)	DGM	6,695,481	4,950,720	18	7-Sep-06	Vice President, Morgan Stanley
Gupta Subhro, B.Sc, M.Sc, MBA (52)	JGM	6,143,037	4,952,714	26	1-Jun-06	Assistant Vice President, IDBI Bank

Name,Qualifications and Age (in years)	Desig./ Nature of Duties**	Remuneration Received ₹ Gross ₹	Net ₹	Experience (in years)	Date of Commencement of Employment	Last employment
Employees posted in India						
Guruprasad Nirupama (Ms.), B.Tech, PGDM (40)	JGM	7,912,687	5,853,121	11	17-Jun-10	Consultant, ICICI Securities Limited
Isaac Robi, BA,LLB,(36)	JGM	8,922,780	6,676,595	15	3-Sep-07	Resident Partner, Kochhar & Co.
Isser Utpal, BA, PGDRM,(37)	JGM	8,295,523	6,124,476	13	1-Oct-01	Senior Research Executive, Indian Mark Research Bureau
Jain Manish B.Com, CA (32)	AGM	6,860,398	5,184,218	10	17-Aug-01	-
Jain Mukesh, B.Com, CAIIB, PGDBM, DBANKM, (52)	SGM	14,334,288	10,629,934	32	29-Mar-94	Officer, Canara Bank
Jain Nipun, B.Com, MBA (40)	DGM	6,253,685	4,643,077	16	19-May-00	Branch Manager, GMAC-TCFC Finance
Jain Prashant, B.Com, CA (36)	DGM	6,184,301	4,843,560	12	23-Mar-00	Consultant, Aneja Associates
Jain Vinay B.Com, CA, DSE (34)	AGM	6,836,219	5,083,034	12	24-Apr-00	-
Jayarao K. M., BE, (56)	SGM	15,334,107	11,704,943	32	22-Mar-82	Junior Executive,BHEL,Hyderabad
Jha Rakesh, BE, PGDM, (40)	DYCFO	15,230,212	11,042,576	15	3-Jun-96	-
Jogani Vandana Suresh (Ms.), BE, MMS, (42)	JGM	8,882,331	6,555,136	18	7-Mar-05	Assistant Vice President, GE Countrywide Consumer Finance
Johnson Shashi, B.Sc, PGDRM (43)	JGM	7,223,938	5,345,147	19	13-Jun-02	Trading Manager, Cargill India Limited
Joshi Rahul, B.Sc, MBA (42)	JGM	6,924,632	5,252,763	19	15-Mar-99	In Charge -Treasury, Meghraj Financial Services(I) Pvt Limited
Juneja Maninder, BE, PGDM, (46)	SGM	16,219,663	11,986,571	21	5-Apr-99	Head Agency Business,DGP Windsor
Kamak Bhuvanendran, B.Tech, PGCIGM (44)	JGM	7,536,898	5,944,383	21	1-Jul-08	Director, American Express
Kamani Anirudh, B.Com, CA, (42)	GM	9,106,033	6,858,838	22	1-Feb-05	Manager Supply Chain, Becton Dickinson India Limited
Kannan N.S, BE,PGDM,CFA(46) +	EDCFO	24,962,396	18,348,397	25	1-May-09	Executive Director, ICICI Prudential Life Insurance Co. Limited
Kapoor Aanchal (Ms.), B.Sc, PGDM (38)	JGM	6,808,954	5,047,077	14	15-Dec-03	Senior Manager, IDBI Bank
Kashive Ashish, B.Tech, MSF (40)	DGM	6,349,674	4,850,237	19	28-Sep-07	Head-Fuels Practice, CRISIL
Kaul Anil, BSc,MBA,(46)	GM	10,892,994	8,103,339	20	02-Aug-10	Head of Brokerage, Bank of Muscat
Khandelwal Rajendra, B.Com, CA, CS, (39)	JGM	7,947,618	6,003,098	17	4-Oct-95	-
Kikani Kalpesh, BE, MBA, CFA,(39)*	SGM	5,169,545	3,778,328	17	1-Jun-95	-
Kochhar Chanda (Ms.), BA,MMS,ICWAI, (50)+	MDCEO	37,741,151	27,770,588	28	17-Apr-84	-
Kodaganti Leelanand, B.Sc., CCCL,(47)	DGM	8,143,000	5,978,053	24	26-Aug-04	Chief Manager, Global Trust Bank
Konda Vasudeva, B.Tech., PGDM,(38)	JGM	9,266,528	6,870,080	16	19-Apr-99	Senior Systems Analyst, Infosys Technologies
Krishna Som, M.Sc, MBA (36)	DGM	7,198,717	5,551,450	16	1-Nov-00	Partner, Mradang Cinema
Kumar Rajesh, B.Sc (42)	AGM	6,662,222	4,915,286	19	17-Aug-04	Manager, State Bank of Saurashtra
Kumar Shilpa, (Ms.),B.Com, PGDM, (45)	SGM	15,374,629	11,171,321	22	1-Jun-89	-
Kumar Sushant, MA, CAIIB, (51)*	GM	4,850,078	3,706,576	25	18-Jul-94	Deputy Manager, United Bank of India
Lal Rohit , B.Tech, PGP (41)*	JGM	5,831,431	4,421,773	16	3-Apr-06	Vice President, Citi Bank
Limaye Niranjan , BE, PGDM,(42)	GM	9,234,665	6,906,252	19	1-Jun-95	Graduate Engineering Trainee,Larson & Toubro Limited
Madhavan Anish, B.Com, CA,(40)	JGM	8,413,621	6,320,576	16	20-Aug-01	Manager, Orix Auto Finance(I) Limited
Mantri Sanjeev, B.Com, CA, (41)	SGM	11,787,737	8,733,853	17	1-Oct-03	Deputy Head - Corporate Banking,BNP Paribas
Marshall Vispi, B.Com, MSF (47)	DGM	7,709,504	6,013,028	25	1-Sep-06	Head - Liabilities, Standard Chartered Bank
Mattagajasingh Soumendra, BA, MA(IR&PM),(40)	JGM	9,079,992	6,726,863	15	23-Sep-02	Senior Officer, Hindustan Petroleum Corporation
Mehrotra Sumit, B.Com (41)*	DGM	3,364,861	2,549,662	19	2-Dec-99	Area Manager - Strategic, GE Capital - TFS
Menon Jayan, B.Com, CA (44)*	JGM	4,867,326	3,749,629	22	3-Mar-92	Senior Officer, Tata SSL Limited
Mhatre Sangeeta (Ms.), B.Com,CA, (48)*	SGM	11,398,163	8,390,188	26	12-Jun-89	Junior Officer, Price Waterhouse
Mishra Lok, BA, CAIIB, MBA, (42)	GM	10,215,079	7,609,750	20	22-Oct-96	Assistant Manager, Oriental Bank of Commerce
Misra Manish, B.Tech, PGDM, (41)	GM	8,465,028	6,227,788	15	19-Jun-02	Vice President, Oyster Solutions
Mitra Ronita (Ms.),B.Com.MMS,(42)	JGM	7,767,058	5,731,505	21	19-Aug-08	Marketing & Strategy Head, Castrol India Limited
Mittal Ajay, B.Com, ICWAI, CA, PGDTFM,(41)	JGM	7,859,978	5,812,779	17	17-Jan-07	Vice President, ING Vysya Bank
Modi Ashish, B.Com, MBA (36)	DGM	6,119,199	4,823,952	17	1-Dec-99	Senior Marketing Executive, Neptune Equipment Pvt. Limited
Mulki Mani, B.Sc, MMM (47)*	GM	5,294,144	4,039,155	24	18-Jul-11	Chief Information Officer, Pidilite Industries Limited
Mulla Parvez, BE, PGDM, (41)	JGM	9,521,020	6,990,559	18	16-Aug-00	Relationship Manager, ANZ Grindlays Bank
Nachiappan V., B.Sc., CAIIB, PGDBA, (58)*	GM	7,665,185	5,787,884	38	1-May-00	General Manager,Bank of Madura Limited
Nagpal Vikas , DEE, PGDBA,(38)	DGM	8,239,947	6,041,235	18	24-Sep-04	Emerson Network Power India Pvt Limited
Nair Rajesh, B.Com, PGDMIB (38)	JGM	8,204,289	6,117,966	14	10-Jan-00	Deputy Manager, Export Import Bank of India
Narayanan N.R., BE, PGDM, (49)	GM	11,633,646	8,561,117	25	17-Apr-00	Regional Manager, Eicher Motors Limited
Nayak Girish, B.Tech., PGDM, (41)	SGM	11,768,687	8,777,844	19	2-May-94	Software Engineer, Mastek Limited
Padhye Manish, B.Com, CA (31)	AGM	6,732,521	4,959,359	10	27-Aug-01	-
Pai Anita (Ms.),B.Com,MBA(44)	SGM	15,063,732	10,907,337	21	1-Apr-10	Executive Vice Pressident, ICICI Prudential Life Insurance Co. Limited
Pal Dilip Kumar, B.Com, CA (57)	JGM	6,304,202	4,613,290	32	2-Mar-81	Probationary Officer, State Bank of India
Palta Amit, BE, PGDBM,(40)	GM	10,795,257	7,920,501	11	7-May-08	Head Sales, ICICI Prudential Life Insurance Co. Limited

Name,Qualifications and Age (in years)	Desig., Nature of Duties**	Remuneration Received ₹ Gross ₹	Net ₹	Experience (in years)	Date of Commencement of Employment	Last employment
Employees posted in India						
Parmar Anilkumar, BBA, CAIIB,(40)	DGM	8,147,063	6,058,386	20	18-Jul-05	Senior Manager, Union Bank of India
Prabhune Sunil, B.Com, PGDM,(36)	JGM	8,440,243	6,220,064	15	4-Jul-05	Senior Manager - HR, Novartis
Prasad Jayant, BE, PGDM,(38)	JGM	8,274,070	6,175,547	14	4-May-98	-
Rahul Vohra, B.Com,MBA,(49)	SGM	11,593,385	8,496,893	26	03-Jan-11	Executive Director, Societe Generale Bank
Ramachandran G (Dr.), M.Sc., M.Phil., Ph.D., INS, (50)	DGM	9,073,880	6,660,220	22	24-Dec-01	Vice President-Mutual Fund, CRISIL
Ramakrishnan Murali, B.Tech,PGDM, (49)*	GM	10,399,664	7,616,436	26	2-Aug-99	GE Capital TFS Limited
Raman Arun, B.Tech, PGDM (41)	JGM	7,652,725	5,612,360	12	20-Jul-05	General Manager, Satyam Limited
Ramasubramanian Krishnakumar B.Tech, PGDM(39)	JGM	8,409,617	6,338,826	15	3-Jun-96	-
Ramesh A.V., B.Tech, M.Tech. (49)	DGM	7,853,626	5,849,281	21	30-Apr-01	Manager Systems, State Bank of India
Ramkumar Krishnaswamy, B.Sc.,PGDPM & IR, (50) +	ED	25,373,146	18,750,976	27	2-Jul-01	General Manager (HR), ICI India Limited
Ranganathan Sridhar, B.Sc.,(39)	DGM	6,921,571	5,208,145	18	18-Dec-00	Assistant Manager, Bharati Mobile Limited
Rao Pramod, BA,LLB, (38)	SGM	15,141,214	11,211,436	16	1-Aug-96	Mulla & Mulla
Rastogi Yogesh, BE, PGPM, (43)	GM	9,953,968	7,374,814	19	14-May-93	-
Roy Kusal, B.Tech.PGDM,(41)	GM	10,501,091	7,686,581	16	23-Jul-10	INC Value Advisors
Roy Sudipta, B.Tech, PGDBM (40)	JGM	7,100,118	5,276,254	13	9-Sep-10	Senior Business Leader, Visa Inc
Rupani Viral, B.Tech, MBA (43)	DGM	6,937,687	5,237,839	18	4-Jun-03	Regional Manager, Standard Chartered Bank
Sabharwal Rajiv,B.Tech,PGDM(46) +	ED	23,220,618	17,164,827	22	1-Apr-10	Executive Director, Sequoia Capital India Advisors Pvt. Limited
Saha Anup, B.Tech., PGPM, (41)	GM	9,960,223	7,301,228	19	21-Jun-03	Assistant Vice President,GE Capital
Saha Avijit, BE, PGDM, (43)	GM	10,167,640	7,791,647	19	7-Aug-06	Business Manager,ICI Paints
Salhotra Rohit, B.Tech, PGDM (45)	JGM	7,445,486	5,932,931	22	21-Nov-06	Sales Marketing, Bharti Airtel Limited
Sanghai Anubhuti (Ms.), BA, CA,(38)	JGM	8,751,630	6,457,547	14	30-Mar-99	Executive, S.R.Batliboi & Co.
Sanghai Sumit B.Com, CS, CA (36)	DGM	7,526,266	5,640,115	12	24-Apr-00	-
Sanyal Goutam, B.Sc., M.Sc., Ph.D.(48)	JGM	8,949,552	6,817,527	16	21-Nov-05	Consultant, I-flex Solutions Limited
Saraf Ajay, B.Com, ICWAI,ACA, (42)*	SGM	3,756,584	2,814,202	20	1-Jun-02	American Express Bank Limited
Saravade Nandkumar, BE, M.Tech. (50)*	GM	3,552,520	2,747,722	27	7-May-08	Director, Nasscom
Sarpal Akashdeep, B.Tech, MMS (40)*	JGM	2,834,632	2,004,688	16	3-Nov-08	Fund Manager, HDFC AMC Limited
Satnaliwala Rupesh, B.Com, CA (37)	DGM	7,009,713	5,301,887	13	31-Dec-99	Finance Executive, CESC Limited
Satyaprasad M V, B.Com, M.Com (54)*	JGM	6,379,640	4,724,337	31	26-Dec-01	Senior Vice President & Relationship Manager, Credit Lyonnais Bank Limited
Saxena Sharad, B.Tech (49)	JGM	7,170,665	5,471,597	24	12-Sep-05	Chief Manager , IT, Konkan Railway Corporaion Limited
Sethi Amit, BE, MBA,(39)	GM	8,818,745	6,479,878	16	1-Jun-98	Engineer, Essar Steel Limited
Sethi Sandeep, B.Tech (42)	GM	8,444,131	6,132,021	18	26-Apr-10	General Manager, Videocon Industries Limited
Shah Anand , B.Com, CA,(34)	DGM	8,364,702	6,180,964	11	25-Sep-06	Manager, ITC Limited
Sharma Arun Kumar, B.Com, CA, MBA (39)	JGM	6,877,094	5,402,468	17	23-Feb-10	Vice President, GE Capital Services India
Sharma Bharat, B.Tech, MBA (41)	JGM	8,055,672	6,084,530	16	22-May-02	Regional Manager, TransAmerica Apple Distribution Finance Pvt. Limited
Sharma Sudershan, B.Com, CS, CA, (42)	JGM	13,805,407	10,026,681	18	1-Jul-99	Manager, IDBI Limited
Shetty Supritha (Ms.), B.Com, CA, (46)	GM	10,757,564	7,895,263	21	26-Sep-03	Manager, BNP Paribas
Singh Sanjeev, B.Sc, MBA (39)#	DGM	7,368,572	6,871,641	16	15-Mar-00	CEAT Financial Services Limited
Singh Saurabh, MA, MMS, (45)	SGM	12,608,162	9,201,726	20	31-Dec-99	Manager HRD,Tata Liebert
Singhal Ashish, B.Tech, PGDBA (40)	JGM	7,742,055	5,726,012	15	13-May-05	Head-Loyalty, Amex Bank
Singhal Raghav, BA, PGDM, (37)	JGM	9,102,517	6,929,937	15	10-Jan-00	Product Manager, Godrej GE Appliances
Singhvi Sanjay, B.Sc., CA, (42)	GM	9,984,192	7,786,230	19	15-Mar-00	Group Manager, Birla Global Finanance Limited
Singhvi Vikas B.Com, MBA (39)	JGM	7,377,024	5,545,232	15	21-Aug-96	-
Sreekumar Thallam, B.Com (44)	JGM	7,329,921	5,704,339	22	18-Feb-99	Manager, GE Countrywide
Srinivas G., B.Tech, PGDM, (44)	SGM	13,460,476	9,911,947	21	8-Jun-93	Management Trainee, IFCI Limited
Srirang T.K., BE, MBA, (40)	SGM	12,567,135	9,105,388	16	29-Oct-01	Area HR Manager, Coco-Cola India Limited
Srivastava Rishi, BA, MA, PGDBA, (39)	GM	10,561,410	7,791,754	14	19-Apr-10	Arvind Brands
Subramanian Gopalan, B.Sc, MBA (54)	DGM	6,588,031	4,876,734	33	2-Sep-94	Officer, Canara Bank
Suresh P., BE, PGDM, (40)	GM	10,257,101	7,643,994	18	3-Jun-94	-
Suvarna Rakesh, B.Com, MMS (39)	DGM	7,264,143	5,476,110	15	15-Feb-99	Assistant Manager Projects, Ajcon Capital Markets Limited
Tandon Vikas, B.Com (44)*	JGM	5,762,884	4,446,611	24	2-Jul-07	Head of Compliance, Citi Bank
Tripathy Subhendu, B.Tech, PGDM (41)	JGM	7,923,475	5,908,733	17	7-Jan-02	Business Analyst, MPHASIS BFL Limited
Trivedi Praveen, B.Com, CA,(39)	JGM	8,156,043	6,141,510	18	3-Dec-01	Assistant Manager, IDBI Bank Limited
Tumdi Rajeev, B.Com (46)	AGM	6,527,580	4,824,870	26	1-Nov-85	-
Umapathy Avinash, BALLB (34)	DGM	6,743,442	5,064,272	11	12-Oct-07	Senior Associate, Trilegal Law Firm
Vajjula Sravan Kumar, BE, PGDM, (31)	AGM	7,722,973	5,640,338	9	5-May-03	-
Varma Mohit B.Com, PGDBM (36)	DGM	6,210,606	4,796,500	12	1-May-00	-
Verma Anupam, B.Tech, PGDBM (37)	JGM	8,341,081	6,986,982	13	9-Aug-99	Executive Trainee, Asian Paints
Verma Prashant, B.Com, MPM,(37)	JGM	8,108,887	6,149,375	15	22-Aug-02	Manager - HR, ITC Limited
Vohra Pravir, CAIIB, MA, (57)	PRESIDENT	24,712,956	18,588,229	37	28-Jan-00	Vice President, Times Bank
Vora Hemant,BE,MS (44)	GM	8,102,982	6,002,375	19	1-Feb-06	Associate Director, KPMG

Name, Qualifications and Age (in years)	Desig./ Nature of Duties**	Remuneration Received ₹		Experience (in years)	Date of Commencement of Employment	Last employment
		Gross ₹	Net ₹			
Employees posted at branches and offices abroad						
Bafna Ashish, BSc., MBA,(39)	AGM	8,834,404	6,630,595	17	7-Jun-01	Deputy Manager,OTC Exchange of India
Chakravarti Arnab, B.Com, CA, CTM, PGDTFM, FRM, PGDASU,(33)	AGM	10,010,886	7,176,089	9	25-Feb-08	Associate Director,Standard Chartered Bank
Ganjoo Pankaj,B.Sc., CAIIB, (48)	DGM	9,938,214	9,938,214	28	1-Apr-00	Manager Operations, Indusind Bank
Guliani Harpreet, B.Com, DBF, PGDBA,(36)	AGM	7,896,636	7,413,989	12	15-Nov-02	Deputy Manager,Centurion Bank
Gupta Rakhee (Ms.),BA, MIB, (35)	AGM	8,686,148	7,477,304	14	16-Feb-04	Manager, ABN Amro Bank
Han Linda (Ms), MBA (42)	CM	6,567,514	4,886,078	21	3-Mar-08	Citibank (China) Limited
Hui Han Chew (Ms.), LLB(Hons)(58)	DGM	10,054,381	8,940,976	28	17-Aug-10	SVP,Reliance Asset Management (Singapore) Pvt. Limited
Hussain Omer,B.Sc, (46)	DGM	9,999,739	5,865,173	14	6-Nov-07	Chief Compliance Officer,National Bank of Pakistan
Iyer Bagawatiswar Krishna,B.Sc., PGDIM, (57)	GM	18,198,758	16,735,043	23	1-Jul-03	Senior Director & Head Trade Banking, American Express Bank
Joshi Ranjeet, B.Com, PGD in Management Studies, PGP in Managment (36)	CM	7,237,420	4,893,580	8	26-Mar-08	HSBC Bank
Kumar Manish, B.Com, CA,(40)	DGM	11,759,433	11,007,007	17	28-Dec-99	Manager, Meta Strips Limited
Kumar Sachin, B.Com,CA, ICWAI (34)	DGM	8,975,212	7,735,165	11	18-Sep-00	-
Malhotra Anurag, B.Com, MBA (37)	AGM	6,146,132	6,146,132	17	1-Apr-99	Perfect Relations Limited
Naresh Babu D. R. , B.Com (37)	CM	7,063,344	5,968,928	15	2-Aug-04	Indusind Bank
Neeraj Pandey, B.Sc (37)	CM	6,495,266	6,063,560	16	16-Dec-02	Bharati Cellular Limited
Prashad Vikas, B.Com, PGD in Planning and Project Management (37)	CM	6,280,028	6,264,888	13	12-Sep-00	Citicorp Maruti Finance Limited
Ramesh G.V.S., B.Com, CA, (48)	JGM	12,801,240	8,935,660	25	29-Jun-92	Systems Manager, Wipro Systems
Raymond Tan Soon Guan, BBA (49)	CM	7,293,310	6,175,643	24	24-Jan-06	Director,UOB Bank
Shankaran Murugan,B.Sc, MBA, PGD in Computer Application (45)*	AGM	7,348,826	7,321,178	23	28-Feb-00	Indusind Bank Limited
Sharma Vikash,B.Com, ICWAI, CA, CTM, (38)	DGM	8,086,497	8,027,389	14	31-Dec-04	Assistant Manager, Indian Oil Corporation Limited
Shreenivas Subramaniam,PGDBA, ICWAI, CS (37)	AGM	7,963,299	7,434,533	14	3-Nov-03	Deputy Manager, E-Serve International Limited
Wong Lai Chun (Ms.),Bachelor of Accountancy, (52)	JGM	12,801,609	11,398,153	35	9-Jun-03	Head of Finance & Risk, AIB Govett (Asia) Limited

* Indicates part of the year

\+ Nature of employment contractual , other employees are in the permanent employment of the Bank, governed by its rules and conditions of service

\# Remuneration includes payment for services rendered abroad during the year

**Designation/Nature of duties - Abbreviations

MDCEO	-	Managing Director and Chief Executive Officer	EDCFO	-	Executive Director and CFO
ED	-	Executive Director	DYCFO	-	Senior General Manager & Deputy Chief Financial Officer
GCOCS	-	Group Compliance Officer & Company Secretary	SGM	-	Senior General Manager
GMJCS	-	General Manager - Joint Company Secretary & Head compliance - Capital Market and Non-Banking Subsidiaries	GM	-	General Manager
JGM	-	Joint General Manager	DGM	-	Deputy General Manager
AGM	-	Assistant General Manager	CM	-	Chief Manager

Note :

1. Gross remuneration for employees posted in India includes salary and other benefits and employer's contribution to provident and superannuation and Gratuity Funds.It excludes valuation of the employee stock options exercised during fiscal 2012 as it does not constitute remuneration for the purposes of Companies Act, 1956
2. Gross remuneration for employees posted at branches and offices abroad includes salary and other benefits paid in foreign currency which is converted into Indian currency at the exchange rate as on March 31, 2012
3. Net remuneration for employees posted in India represents gross remuneration less profession tax and income tax
4. Net remuneration for employees posted at branches and offices abroad represents gross remuneration less applicable tax/statutory deductions as applicable to the respective countries
5. None of the employees mentioned above is a relative of any Director
6. Designation of duties are as on March 31, 2012 and remuneration is for the year ended on that date

For and on behalf of the Board

K. V. Kamath
Chairman

May 04, 2012

ICICI Bank

financials

auditors' report

To the Members of ICICI Bank Limited

1. We have audited the attached balance sheet of ICICI Bank Limited (the 'Bank') as at 31 March 2012 and also the profit and loss account and cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit. Incorporated in the said financial statements are the returns of the Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches of the Bank, audited by other auditors.
2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. The balance sheet and profit and loss account are drawn up in conformity with Forms A and B (revised) of the Third Schedule to the Banking Regulation Act, 1949, read with Section 211 of the Companies Act, 1956.
4. We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York-USA branches, whose financial statements reflect total assets of Rs. 1,140,883 million as at 31 March 2012, the total revenue of Rs. 53,809 million for the year ended 31 March 2012 and net cash flows amounting to Rs. 119,605 million for the year ended 31 March 2012. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.
5. We report that:
   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory;
   b) In our opinion, the transactions of the Bank which have come to our notice have been within its powers;
   c) We have visited 100 branches of the Bank for the purpose of our audit;
   d) In our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from branches not visited by us. The Branch Auditor's Report(s) have been forwarded to us and have been appropriately dealt with;
   e) The balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account and with audited returns of the branches;
   f) In our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub section (3C) of Section 211 of the Companies Act, insofar as they apply to the Bank;
   g) On the basis of written representations received from the directors, as on 31 March 2012, and taken on record by the Board of Directors, we report that none of the directors is disqualified from being appointed as a director in terms of clause (g) of sub section (1) of Section 274 of the Companies Act, 1956;
   h) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required for banking companies, and give a true and fair view in conformity with the accounting principles generally accepted in India;
      i. in case of the balance sheet, of the state of the affairs of the Bank as at 31 March 2012;
      ii. in case of the profit and loss account, of the profit for the year ended on that date; and
      iii. in case of cash flow statement, of the cash flows for the year ended on that date.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
April 27, 2012

balance sheet

ICICI Bank at March 31, 2012 (₹ in '000s)

	Schedule	At 31.03.2012	*At 31.03.2011*
CAPITAL AND LIABILITIES			
Capital	1	**11,527,683**	*11,518,200*
Employees stock options outstanding		**23,854**	*2,929*
Reserves and surplus	2	**592,500,885**	*539,388,244*
Deposits	3	**2,554,999,561**	*2,256,021,077*
Borrowings	4	**1,401,649,073**	*1,095,542,771*
Other liabilities and provisions	5	**175,769,846**	*159,863,467*
TOTAL CAPITAL AND LIABILITIES		**4,736,470,902**	*4,062,336,688*
ASSETS			
Cash and balances with Reserve Bank of India	6	**204,612,935**	*209,069,703*
Balances with banks and money at call and short notice	7	**157,680,199**	*131,831,128*
Investments	8	**1,595,600,430**	*1,346,859,630*
Advances	9	**2,537,276,579**	*2,163,659,014*
Fixed assets	10	**46,146,870**	*47,442,551*
Other assets	11	**195,153,889**	*163,474,662*
TOTAL ASSETS		**4,736,470,902**	*4,062,336,688*
Contingent liabilities	12	**9,154,651,059**	*9,231,216,140*
Bills for collection		**75,720,571**	*85,300,273*
Significant accounting policies and notes to accounts	17 & 18		

The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

For S.R. Batliboi & Co.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

profit and loss account

for the year ended March 31, 2012 **(₹ in '000s)**

	Schedule	Year ended 31.03.2012	*Year ended 31.03.2011*
I. INCOME			
Interest earned	13	**335,426,522**	*259,740,528*
Other income	14	**75,027,598**	*66,478,925*
TOTAL INCOME		**410,454,120**	*326,219,453*
II. EXPENDITURE			
Interest expended	15	**228,084,964**	*169,571,515*
Operating expenses	16	**78,504,433**	*66,172,492*
Provisions and contingencies (refer note 18.38)		**39,212,151**	*38,961,684*
TOTAL EXPENDITURE		**345,801,548**	*274,705,691*
III. PROFIT/(LOSS)			
Net profit for the year		**64,652,572**	*51,513,762*
Profit brought forward		**50,181,837**	*34,643,807*
TOTAL PROFIT/(LOSS)		**114,834,409**	*86,157,569*
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**16,170,000**	*12,880,000*
Transfer to Reserve Fund		**10,665**	*360*
Transfer to Capital Reserve		**380,000**	*832,500*
Transfer to/(from) Investment Reserve Account		**–**	*(1,160,000)*
Transfer to General Reserve		**3,154**	*2,584*
Transfer to Special Reserve		**6,500,000**	*5,250,000*
Dividend (including corporate dividend tax) for the previous year paid during the year		**4,284**	*21,658*
Proposed equity share dividend		**19,020,400**	*16,125,811*
Proposed preference share dividend		**35**	*35*
Corporate dividend tax		**2,203,548**	*2,022,784*
Balance carried over to balance sheet		**70,542,323**	*50,181,837*
TOTAL		**114,834,409**	*86,157,569*
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share (refer note 18.1)			
Basic (₹)		**56.11**	*45.27*
Diluted (₹)		**55.95**	*45.06*
Face value per share (₹)		**10.00**	*10.00*

The schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer &
Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

cash flow statement

ICICI Bank **for the year ended March 31, 2012** **(₹ in '000s)**

		Year ended 31.03.2012	*Year ended 31.03.2011*
Cash flow from operating activities			
Profit before taxes		**88,034,223**	*67,607,025*
Adjustments for :			
Depreciation and amortisation		**6,016,209**	*6,779,203*
Net (appreciation)/depreciation on investments		**11,007,862**	*13,498,447*
Provision in respect of non-performing assets (including prudential provision on standard assets)		**9,931,796**	*19,769,127*
Provision for contingencies & others		**1,766,718**	*1,061,083*
Income from subsidiaries, joint ventures and consolidated entities		**(7,625,631)**	*(4,358,221)*
(Profit)/Loss on sale of fixed assets		**16,876**	*(411,695)*
Employees stock options grants		**20,925**	*2,929*
		109,168,978	*103,947,898*
Adjustments for :			
(Increase)/decrease in investments		**(127,636,008)**	*(56,232,153)*
(Increase)/decrease in advances		**(388,801,703)**	*(310,048,851)*
Increase/(decrease) in borrowings		**249,218,173**	*102,920,003*
Increase/(decrease) in deposits		**298,978,483**	*100,567,606*
(Increase)/decrease in other assets		**(34,417,248)**	*24,232,654*
Increase/(decrease) in other liabilities and provisions		**11,538,969**	*(15,973,315)*
		8,880,666	*(154,534,056)*
Refund/(payment) of direct taxes		**(21,211,450)**	*(18,503,060)*
Net cash flow from/(used in) operating activities	**(A)**	**96,838,194**	*(69,089,218)*
Cash flow from investing activities			
Investments in subsidiaries and/or joint ventures (including application money)		**–**	*(2,516,000)*
Income from subsidiaries, joint ventures and consolidated entities		**7,625,631**	*4,358,221*
Purchase of fixed assets		**(4,530,919)**	*(4,557,106)*
Proceeds from sale of fixed assets		**90,174**	*552,792*
(Purchase)/sale of held to maturity securities		**(125,986,553)**	*(18,926,154)*
Net cash used in investing activities	**(B)**	**(122,801,667)**	*(21,088,247)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		**591,128**	*1,404,886*
Net proceeds/(repayment) of bonds (including subordinated debt)		**55,861,251**	*44,680,138*
Dividend and dividend tax paid		**(18,152,914)**	*(15,025,283)*
Net cash generated from financing activities	**(C)**	**38,299,465**	*31,059,741*
Effect of exchange fluctuation on translation reserve	**(D)**	**9,056,310**	*(490,685)*
Net cash and cash equivalents taken over from erstwhile The Bank of Rajasthan Limited on amalgamation	**(E)**	**–**	*11,772,300*
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)+(E)		**21,392,302**	*(47,836,109)*
Cash and cash equivalents at beginning of the year		**340,900,832**	*388,736,940*
Cash and cash equivalents at end of the year		**362,293,134**	*340,900,831*

Significant accounting policies and notes to accounts (refer schedule 17 & 18).

The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

Place : Mumbai
Date : April 27, 2012

forming part of the Balance Sheet (₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 1 - CAPITAL		
Authorised capital		
1,275,000,000 equity shares of ₹ 10 each (March 31, 2011: 1,275,000,000 equity shares of ₹ 10 each)	**12,750,000**	*12,750,000*
15,000,000 shares of ₹ 100 each (March 31, 2011: 15,000,000 shares of ₹ 100 each)[1]	**1,500,000**	*1,500,000*
350 preference shares of ₹ 10 million each (March 31, 2011: 350 preference shares of ₹ 10 million each)[2]	**3,500,000**	*3,500,000*
Equity share capital		
Issued, subscribed and paid-up capital		
1,151,772,372 equity shares of ₹ 10 each (March 31, 2011: 1,114,845,314 equity shares)	**11,517,723**	*11,148,453*
Add: Nil equity shares of ₹ 10 each fully paid up issued to shareholders of erstwhile The Bank of Rajasthan Limited (March 31, 2011 : 34,184,121 equity shares)	**-**	*341,841*
Less: Nil equity shares of the Bank, earlier held by erstwhile The Bank of Rajasthan Limited, extinguished on amalgamation (March 31, 2011 : 200 equity shares)	**-**	*(2)*
Add: 942,070 equity shares of ₹ 10 each fully paid up (March 31, 2011: 2,743,137 equity shares) issued pursuant to exercise of employee stock options	**9,421**	*27,431*
	11,527,144	*11,517,723*
Less: Calls unpaid	**(231)**	*(293)*
Add: 111,603 equity shares forfeited (March 31, 2011: 111,603 equity shares)	**770**	*770*
TOTAL CAPITAL	**11,527,683**	*11,518,200*

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.
2. Pursuant to RBI circular no. DBOD.BP.BC No.81/ 21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4 - "Borrowings".

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* (₹ in '000s)

	At 31.03.2012	At 31.03.2011
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	73,746,519	58,863,807
Additions during the year[1]	16,170,000	14,882,712
Deductions during the year	–	–
Closing balance	89,916,519	73,746,519
II. Special reserve		
Opening balance	31,690,000	26,440,000
Additions during the year	6,500,000	5,250,000
Deductions during the year	–	–
Closing balance	38,190,000	31,690,000
III. Securities premium		
Opening balance	313,009,799	313,511,817
Additions during the year[2]	581,646	1,595,956
Deductions during the year[3]	–	(2,097,974)
Closing balance	313,591,445	313,009,799
IV. Investment reserve Account		
Opening balance	–	1,160,000
Additions during the year	–	–
Deductions during the year[4]	–	(1,160,000)
Closing balance	–	–
V. Capital reserve		
Opening balance	21,462,500	20,630,000
Additions during the year[5]	380,000	832,500
Deductions during the year	–	–
Closing balance	21,842,500	21,462,500
VI. Foreign currency translation reserve		
Opening balance	(510,690)	(19,999)
Additions during the year	9,056,310	–
Deductions during the year	–	(490,691)
Closing balance	8,545,620	(510,690)
VII. Reserve fund		
Opening balance	11,279	10,919
Additions during the year[6]	10,665	360
Deductions during the year	–	–
Closing balance	21,944	11,279
VIII. Revenue and other reserves		
Opening balance	49,797,000	49,794,416
Additions during the year[7,8]	53,534	2,584
Deductions during the year	–	–
Closing balance	49,850,534	49,797,000
IX. Balance in profit and loss account	70,542,323	50,181,837
TOTAL RESERVES AND SURPLUS	592,500,885	539,388,244

1. Includes ₹ 2,002.7 million at March 31, 2011 on account of amalgamation of erstwhile The Bank of Rajasthan Limited.
2. Includes ₹ 471.9 million (March 31, 2011: ₹ 1,391.3 million) on exercise of employee stock options.
3. Represents excess of paid up value of equity shares issued over the fair value of the net assets acquired on amalgamation with erstwhile The Bank of Rajasthan Limited and amalgamation expenses at March 31, 2011.
4. Represents the amount utilised for provision made during the year towards depreciation in investments in AFS and HFT categories.
5. Represents profit on sale of investments in HTM category, net of taxes and transfer to Statutory Reserve. Also includes profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.
6. Includes appropriations made to Reserve Fund and Investment Fund account in accordance with regulations applicable to Sri Lanka branch.
7. At March 31, 2012 includes ₹ 50.4 million (March 31, 2011: Nil) transferred to General Reserve in terms of RBI circular no. DBOD.No.BP. BC.26/ 21.04.048/2008-2009 dated July 30, 2008, on Agricultural Debt Waiver and Debt Relief Scheme, 2008.
8. Refer item 8 in Schedule-18.

forming part of the Balance Sheet *(Contd.)* **(₹ in '000s)**

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	**19,678,455**	*20,175,805*
ii) From others	**330,052,077**	*327,599,485*
II. Savings bank deposits	**760,463,132**	*668,689,461*
III. Term deposits		
i) From banks	**98,704,681**	*153,559,266*
ii) From others	**1,346,101,216**	*1,085,997,060*
TOTAL DEPOSITS	**2,554,999,561**	*2,256,021,077*
B. I. Deposits of branches in India	**2,423,717,728**	*2,141,804,854*
II. Deposits of branches outside India	**131,281,833**	*114,216,223*
TOTAL DEPOSITS	**2,554,999,561**	*2,256,021,077*
SCHEDULE 4 - BORROWINGS		
I. **Borrowings in India**		
i) Reserve Bank of India	**170,550,000**	*2,050,000*
ii) Other banks	**18,815,625**	*37,229,750*
iii) Other institutions and agencies		
a) Government of India	**52,813**	*299,581*
b) Financial institutions	**45,750,069**	*47,140,042*
iv) Borrowings in the form of Bonds and debentures (excluding subordinated debt)[1]	**4,770,338**	*11,268,671*
v) Application money-bonds	**–**	*–*
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	**13,010,000**	*13,010,000*
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	**98,181,421**	*98,188,633*
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (Redeemable Non-Cumulative Preference Shares of ₹ 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	**3,500,000**	*3,500,000*
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	**201,923,361**	*197,473,236*
TOTAL BORROWINGS IN INDIA	**556,553,627**	*410,159,913*
II. **Borrowings outside India**		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	**17,244,895**	*15,106,107*
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	**45,787,500**	*40,135,500*
ii) Bonds and notes	**342,580,657**	*278,368,421*
iii) Other borrowings[2]	**439,482,394**	*351,772,830*
TOTAL BORROWINGS OUTSIDE INDIA	**845,095,446**	*685,382,858*
TOTAL BORROWINGS	**1,401,649,073**	*1,095,542,771*

1. Includes borrowings guaranteed by Government of India amounting to Nil (March 31, 2011: ₹ 4,367.5 million).
2. Includes borrowings guaranteed by Government of India for the equivalent of ₹ 16,538.1 million (March 31, 2011: ₹ 16,515.0 million).
3. Secured borrowings in I and II above are Nil (March 31, 2011: Nil) except borrowings of ₹ 1,667.4 million (March 31, 2011: ₹ 1.2 million) under Collateralised Borrowing and Lending Obligation and market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility with RBI amounting to ₹ 168,000.0 million at March 31, 2012.

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* **(₹ in '000s)**

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**35,556,356**	*34,304,793*
II. Inter-office adjustments (net credit)	**3,076,441**	–
III. Interest accrued	**30,693,392**	*26,398,543*
IV. Sundry creditors	**34,537,725**	*31,879,286*
V. Provision for standard assets	**14,796,004**	*14,796,004*
VI. Others[1]	**57,109,928**	*52,484,841*
TOTAL OTHER LIABILITIES AND PROVISIONS	**175,769,846**	*159,863,467*

1. Includes:
   a) Proposed dividend amounting to ₹ 19,020.4 million (March 31, 2011: ₹ 16,125.8 million).
   b) Corporate dividend tax payable amounting to ₹ 2,203.5 million (March 31, 2011: ₹ 2,022.8 million).

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**46,696,165**	*37,843,512*
II. Balances with Reserve Bank of India in current accounts	**157,916,770**	*171,226,191*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**204,612,935**	*209,069,703*
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**2,828,505**	*4,996,213*
b) In other deposit accounts	**36,822,361**	*39,418,419*
ii) Money at call and short notice		
a) With banks	**5,087,500**	*9,600,000*
b) With other institutions	**4,568,688**	*1,999,606*
TOTAL	**49,307,054**	*56,014,238*
II. Outside India		
i) In current accounts	**23,470,339**	*20,331,714*
ii) In other deposit accounts	**35,029,254**	*11,187,780*
iii) Money at call and short notice	**49,873,552**	*44,297,396*
TOTAL	**108,373,145**	*75,816,890*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**157,680,199**	*131,831,128*

forming part of the Balance Sheet *(Contd.)*

(₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 8 - INVESTMENTS		
I. Investments in India [net of provisions]		
i) Government securities	**869,480,205**	*641,287,140*
ii) Other approved securities	**4,250**	*325,363*
iii) Shares (includes equity and preference shares)	**22,922,636**	*28,134,073*
iv) Debentures and bonds	**195,135,236**	*161,462,866*
v) Subsidiaries and/or joint ventures[1]	**64,796,927**	*64,796,927*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, RIDF and other related investments etc.)	**361,872,334**	*356,934,417*
TOTAL INVESTMENTS IN INDIA	**1,514,211,588**	*1,252,940,786*
II. Investments outside India [net of provisions]		
i) Government securities	**4,399,569**	*8,862,278*
ii) Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	**66,864,257**	*66,026,356*
iii) Others	**10,125,016**	*19,030,210*
TOTAL INVESTMENTS OUTSIDE INDIA	**81,388,842**	*93,918,844*
TOTAL INVESTMENTS	**1,595,600,430**	*1,346,859,630*
A. Investments in India		
Gross value of investments	**1,539,777,243**	*1,272,423,922*
Less: Aggregate of provision/depreciation	**25,565,655**	*19,483,136*
Net investments	**1,514,211,588**	*1,252,940,786*
B. Investments outside India		
Gross value of investments	**81,826,347**	*94,499,793*
Less: Aggregate of provision/depreciation	**437,505**	*580,949*
Net investments	**81,388,842**	*93,918,844*
TOTAL INVESTMENTS	**1,595,600,430**	*1,346,859,630*

1. Includes application money amounting to ₹ 50.7 million (March 31, 2011: ₹ 50.7 million).

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 9 - ADVANCES [net of provisions]		
A. i) Bills purchased and discounted	**48,693,815**	*58,480,555*
ii) Cash credits, overdrafts and loans repayable on demand	**317,745,152**	*302,123,773*
iii) Term loans	**2,019,802,749**	*1,690,225,268*
iv) Securitisation, finance lease and hire purchase receivables	**151,034,863**	*112,829,418*
TOTAL ADVANCES	**2,537,276,579**	*2,163,659,014*
B. i) Secured by tangible assets (includes advances against book debts)	**2,138,141,465**	*1,679,661,354*
ii) Covered by bank/government guarantees	**13,869,020**	*27,057,409*
iii) Unsecured	**385,266,094**	*456,940,251*
TOTAL ADVANCES	**2,537,276,579**	*2,163,659,014*
C. I. Advances in India		
i) Priority sector	**592,856,433**	*534,015,609*
ii) Public sector	**11,968,345**	*13,788,639*
iii) Banks	**154,618**	*1,810,607*
iv) Others	**1,238,268,015**	*1,063,077,445*
TOTAL ADVANCES IN INDIA	**1,843,247,411**	*1,612,692,300*
II. Advances outside India		
i) Due from banks	**22,280,480**	*37,410,346*
ii) Due from others		
a) Bills purchased and discounted	**5,098,400**	*4,572,713*
b) Syndicated and term loans	**647,151,172**	*494,699,999*
c) Others	**19,499,116**	*14,283,656*
TOTAL ADVANCES OUTSIDE INDIA	**694,029,168**	*550,966,714*
TOTAL ADVANCES	**2,537,276,579**	*2,163,659,014*

ICICI Bank **forming part of the Balance Sheet** *(Contd.)* (₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	37,997,195	*23,122,359*
Additions during the year[1]	690,890	*15,480,495*
Deductions during the year	(63,012)	*(605,659)*
Depreciation to date	(6,916,047)	*(5,799,328)*
Net block	31,709,026	*32,197,867*
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	35,777,378	*30,468,293*
Additions during the year[1]	2,997,878	*6,048,746*
Deductions during the year	(456,018)	*(739,661)*
Depreciation to date	(26,275,723)	*(23,103,046)*
Net block	12,043,515	*12,674,332*
III. Assets given on lease		
At cost at March 31 of preceding year	17,300,087	*17,550,500*
Additions during the year	—	—
Deductions during the year	(543)	*(250,413)*
Depreciation to date, accumulated lease adjustment and provisions	(14,905,215)	*(14,729,735)*
Net block	2,394,329	*2,570,352*
TOTAL FIXED ASSETS	46,146,870	*47,442,551*

1. Includes assets acquired from erstwhile The Bank of Rajasthan Limited at March 31, 2011.

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	—	*207,829*
II. Interest accrued	42,175,150	*39,216,054*
III. Tax paid in advance/tax deducted at source (net)	34,161,502	*34,885,203*
IV. Stationery and stamps	10,308	*109,751*
V. Non-banking assets acquired in satisfaction of claims[1]	600,575	*730,338*
VI. Advances for capital assets	1,344,889	*1,131,955*
VII. Deposits	10,669,329	*11,868,646*
VIII. Deferred tax asset (net)	25,453,167	*26,900,252*
IX. Others	80,738,969	*48,424,634*
TOTAL OTHER ASSETS	195,153,889	*163,474,662*

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Bank not acknowledged as debts	29,310,352	*17,022,222*
II. Liability for partly paid investments	128,050	*128,050*
III. Liability on account of outstanding forward exchange contracts[1]	3,560,050,874	*2,468,618,342*
IV. Guarantees given on behalf of constituents		
a) In India	720,946,196	*647,336,491*
b) Outside India	234,068,666	*178,935,843*
V. Acceptances, endorsements and other obligations	568,856,614	*393,340,369*
VI. Currency swaps[1]	616,403,680	*561,284,711*
VII. Interest rate swaps,currency options and interest rate futures[1]	3,362,012,187	*4,903,897,090*
VIII. Other items for which the Bank is contingently liable[2]	62,874,440	*60,653,022*
TOTAL CONTINGENT LIABILITIES	9,154,651,059	*9,231,216,140*

1. Represents notional amount.
2. Includes an amount of ₹ 8,307.0 million (March 31, 2011: ₹ 1,653.8 million) pertaining to government securities settled after the balance sheet date, which are accounted as per settlement date method pursuant to RBI guidelines issued during the year ended March 31, 2011.

forming part of the Profit and Loss Account (₹ in '000s)

	Year ended 31.03.2012	*Year ended 31.03.2011*
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**221,298,923**	*164,247,832*
II. Income on investments	**96,840,240**	*79,051,918*
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**4,911,364**	*3,667,668*
IV. Others[1,2]	**12,375,995**	*12,773,110*
TOTAL INTEREST EARNED	**335,426,522**	*259,740,528*

1. Includes interest on income tax refunds amounting to ₹ 801.1 million (March 31, 2011: ₹ 1,646.3 million).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

	Year ended 31.03.2012	*Year ended 31.03.2011*
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**54,351,128**	*55,146,367*
II. Profit/(loss) on sale of investments (net)	**3,313,505**	*2,176,146*
III. Profit/(loss) on revaluation of investments (net)	**(4,053,393)**	*(4,610,137)*
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	**(16,876)**	*411,695*
V. Profit/(loss) on exchange transactions (net)	**12,589,981**	*9,168,753*
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**7,364,045**	*4,113,468*
VII. Miscellaneous income (including lease income)	**1,479,208**	*72,633*
TOTAL OTHER INCOME	**75,027,598**	*66,478,925*

1. Includes profit/(loss) on sale of assets given on lease.

	Year ended 31.03.2012	*Year ended 31.03.2011*
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**143,040,614**	*100,708,579*
II. Interest on Reserve Bank of India/inter-bank borrowings	**14,692,117**	*12,482,351*
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**70,352,233**	*56,380,585*
TOTAL INTEREST EXPENDED	**228,084,964**	*169,571,515*
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**35,152,766**	*28,169,342*
II. Rent, taxes and lighting	**6,756,357**	*6,537,415*
III. Printing and stationery	**1,000,743**	*932,907*
IV. Advertisement and publicity	**1,324,783**	*1,487,541*
V. Depreciation on Bank's property	**4,822,742**	*4,835,223*
VI. Depreciation (including lease equalisation) on leased assets	**422,579**	*789,135*
VII. Directors' fees, allowances and expenses	**4,154**	*4,635*
VIII. Auditors' fees and expenses	**25,142**	*22,254*
IX. Law charges	**374,653**	*422,060*
X. Postages, telegrams, telephones, etc.	**1,902,982**	*1,637,677*
XI. Repairs and maintenance	**5,629,537**	*5,045,437*
XII. Insurance	**2,234,700**	*2,064,252*
XIII. Direct marketing agency expenses	**1,604,439**	*1,570,315*
XIV. Other expenditure	**17,248,856**	*12,654,299*
TOTAL OPERATING EXPENSES	**78,504,433**	*66,172,492*



SCHEDULE 17

Significant accounting policies

OVERVIEW

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time, the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified by the Companies (Accounting Standards) Rules, 2006 (as amended) to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the accrual method of accounting, except where otherwise stated, and the historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

b) Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases issued by ICAI.

c) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

d) Dividend is accounted on an accrual basis when the right to receive the dividend is established.

e) Loan processing fee is accounted for upfront when it becomes due.

f) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g) Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h) Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i) All other fees are accounted for as and when they become due.

j) Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.

k) The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e) Equity investments in subsidiaries/joint ventures are categorised as 'Held to Maturity' in accordance with RBI guidelines. The Bank assesses these investments for any permanent diminution in value and appropriate provisions are made.

f) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.

g) Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions from the quarter ended March 31, 2012.

h) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

i) At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

j) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

3. Provisions/write-offs on loans and other credit facilities

a) All credit exposures, including advances at the overseas branches and overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are identified as NPAs at borrower level. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a borrower level on the basis of days past due.

The Bank holds specific provisions against non-performing loans, general provision against performing loans and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

b) Provision on assets restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans. The general provision covers the requirements of the RBI guidelines.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

5. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956, are given below.

Asset	Depreciation Rate
Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period, whichever is higher
ATMs	12.50%
Plant and machinery like air conditioners, photo-copying machines, etc.	10.00%
Computers	33.33%
Furniture and fixtures	15.00%
Motor vehicles	20.00%
Others (including Software and system development expenses)	25.00%

a. Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV to the Companies Act, 1956, whichever is higher.

b. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

c. Items costing upto ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

d. Assets at residences of Bank's employees are depreciated at 20% per annum.

e. In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

6. Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

7. **Accounting for derivative contracts**

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. **Employee Stock Option Scheme (ESOS)**

The Employees Stock Option Scheme (the Scheme) provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

9. **Staff Retirement Benefits**

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to five separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura Limited (erstwhile Bank of Madura), employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank), employees inducted from erstwhile The Bank of Rajasthan Limited (erstwhile Bank of Rajasthan) and employees of ICICI Bank other than those inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan are managed by ICICI Prudential Life Insurance Company Limited.

The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan is administered by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

ICICI Bank contributes 15.0% of the total annual basic salary of certain employees to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives an option to its employees, allowing them to receive the amount contributed by ICICI Bank along with their monthly salary during their employment.

Upto March 31, 2005, the superannuation fund was administered solely by LIC. Subsequent to March 31, 2005, both LIC and ICICI Prudential Life Insurance Company Limited are administering separate funds. Employees have the option to decide on an annual basis, the insurance company for management of that year's contribution towards superannuation fund.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary. For erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees in service, separate pension funds are managed by the trust and the liability is funded as per actuarial valuation. The Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited as part of master policies for payment of pension to retired employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Actuarial valuation of the pension liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura, erstwhile Sangli Bank, erstwhile Bank of Rajasthan and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes 12.0% of his or her basic salary (10.0% for certain staff of erstwhile Sangli Bank) and ICICI Bank contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Bank.

Leave encashment

The Bank provides for leave encashment benefit, which is a long-term benefit scheme, based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income issued by ICAI, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying values of assets and liabilities and their respective tax basis, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account. Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain.

11. Impairment of Assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

13. Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with Accounting Standard-20 – Earnings per share.

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

15. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard

1. **Earnings per share**

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2012	*Year ended March 31, 2011*
Basic		
Weighted average no. of equity shares outstanding	**1,152,338,322**	*1,137,988,639*
Net profit	**64,652.6**	*51,513.8*
Basic earnings per share (₹)	**56.11**	*45.27*
Diluted		
Weighted average no. of equity shares outstanding	**1,155,591,617**	*1,143,267,823*
Net profit	**64,652.6**	*51,513.8*
Diluted earnings per share (₹)	**55.95**	*45.06*
Nominal value per share (₹)	**10.00**	*10.00*

The dilutive impact is due to options granted to employees by the Bank.

2. **Business/information ratios**

The following table sets forth, for the periods indicated, the business/information ratios.

		Year ended March 31, 2012	*Year ended March 31, 2011*
(i)	Interest income to working funds[1]	**7.79%**	*6.80%*
(ii)	Non-interest income to working funds[1]	**1.74%**	*1.74%*
(iii)	Operating profit to working funds[1]	**2.41%**	*2.37%*
(iv)	Return on assets[2]	**1.50%**	*1.35%*
(v)	Profit per employee[3] (₹ in million)	**1.1**	*1.0*
(vi)	Business (average deposits plus average advances) per employee[3,4] (₹ in million)	**70.8**	*73.5*

1. For the purpose of computing the ratio, working funds represent the average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
2. For the purpose of computing the ratio, assets represent average of total assets as reported in Form X to RBI under Section 27 of the Banking Regulation Act, 1949.
3. The number of employees includes sales executives, employees on fixed term contracts and interns.
4. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.

3. **Capital adequacy ratio**

The Bank is subject to the Basel II capital adequacy guidelines stipulated by RBI with effect from March 31, 2008. The RBI guidelines on Basel II require the Bank to maintain a minimum capital to risk-weighted assets ratio (CRAR) of 9.0% and a minimum Tier I CRAR of 6.0% on an ongoing basis.

RBI has also stipulated that banks shall maintain capital at higher of the minimum capital required as per Basel II or 80% of the minimum capital requirement under Basel I. At March 31, 2012, the prudential floor at 80% of the minimum capital requirement under Basel I was ₹ 332,499.0 million and was lower than the minimum capital requirement of ₹ 358,727.2 million under Basel II. Hence, the Bank has maintained capital adequacy at March 31, 2012 as per the Basel II norms.

The following table sets forth, for the dates indicated, computation of capital adequacy.

₹ in million

	As per Basel I framework		As per Basel II framework	
	At March 31, 2012	At March 31, 2011	**At March 31, 2012**	At March 31, 2011
Tier I capital	**512,158.7**	*463,987.9*	**505,182.8**	*449,749.1*
Lower Tier I	**30,254.9**	*28,116.1*	**30,254.9**	*28,116.1*
Tier II capital	**238,563.6**	*231,007.0*	**232,946.4**	*217,501.5*
Upper Tier II	**143,889.5**	*138,248.5*	**143,889.5**	*138,248.5*
Lower Tier II subordinated debt	**155,206.3**	*155,836.3*	**155,206.3**	*155,836.3*
Total capital	**750,722.3**	*694,994.9*	**738,129.2**	*667,250.6*
Total risk weighted assets	**4,618,042.1**	*3,942,191.1*	**3,985,857.8**	*3,414,979.5*
CRAR (%)	**16.26%**	*17.63%*	**18.52%**	*19.54%*
CRAR – Tier I capital (%)	**11.09%**	*11.77%*	**12.68%**	*13.17%*
CRAR – Tier II capital (%)	**5.17%**	*5.86%*	**5.84%**	*6.37%*
Amount raised by issue of Innovative Perpetual Debt Instruments (IPDI) during the year	**—**	—	**—**	—
Amount raised by issue of upper Tier II Instruments during the year	**—**	—	**—**	—
Amount of subordinated debt raised as Tier II capital during the year	**16,000.0**	*59,790.0*[1]	**16,000.0**	*59,790.0*[1]

1. Includes an issuance of ₹ 25,000.0 million, wherein the funds were received in March 2010 but were not considered for Tier II capital pending allotment.

4. Information about business and geographical segments

Business Segments

Pursuant to the guidelines issued by RBI on Accounting Standard 17 – (Segment Reporting) - Enhancement of Disclosures dated April 18, 2007, effective from year ended March 31, 2008, the following business segments have been reported.

- **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
- **Treasury includes** the entire investment portfolio of the Bank.
- **Other Banking** includes hire purchase and leasing operations and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

forming part of the Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

	Particulars	For the year ended March 31, 2012 Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	197,112.7	261,713.1	301,414.2	2,821.8	763,061.8
2	Less: Inter-segment revenue					352,607.7
3	Total revenue (1)–(2)					410,454.1
4	**Segment results**	**5,499.9**	**62,077.3**	**20,806.8**	**(349.7)**	**88,034.3**
5	Unallocated expenses					—
6	Operating profit (4)-(5)					88,034.3
7	Income tax expenses (including deferred tax)					23,381.7
8	**Net profit (6)-(7)**					**64,652.6**
9	Segment assets	697,767.7	1,940,355.9	2,015,063.1	23,669.5	4,676,856.2
10	Unallocated assets[1]					59,614.7
11	**Total assets (9)+(10)**					**4,736,470.9**
12	Segment liabilities	1,766,275.9	876,508.2	2,083,589.8[2]	6,493.7	4,732,867.6
13	Unallocated liabilities					3,603.3
14	**Total liabilities (12)+(13)**					**4,736,470.9**
15	Capital expenditure	3,215.5	462.7	6.2	4.4	3,688.8
16	Depreciation	3,544.7	1,236.3	21.2	443.1	5,245.3

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

₹ in million

	Particulars	For the year ended March 31, 2011 Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	159,734.9	193,232.7	237,441.8	4,303.1	594,712.5
2	Less: Inter-segment revenue					268,493.0
3	Total revenue (1)–(2)					326,219.5
4	**Segment results**	**(5,141.9)**	**48,997.0**	**22,006.9**	**1,745.0**	**67,607.0**
5	Unallocated expenses					—
6	Operating profit (4)-(5)					67,607.0
7	Income tax expenses (net of deferred tax credit)					16,093.2
8	**Net profit (6)-(7)**					**51,513.8**
9	Segment assets	668,933.1	1,600,956.9	1,715,322.5	14,616.3	3,999,828.8
10	Unallocated assets[1]					62,507.9
11	**Total assets (9)+(10)**					**4,062,336.7**
12	Segment liabilities	1,543,417.3	795,560.7	1,717,399.3[2]	4,986.3	4,061,363.6
13	Unallocated liabilities					973.1
14	**Total liabilities (12)+(13)**					**4,062,336.7**
15	Capital expenditure	13,467.8	7,749.5	206.3	105.6	21,529.2
16	Depreciation	3,478.5	1,307.3	21.8	816.8	5,624.4

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

Geographical segments

The Bank reports its operations under the following geographical segments.

- **Domestic operations** comprise branches in India
- **Foreign operations** comprise branches outside India and offshore banking unit in India.

The following table sets forth, for the periods indicated, geographical segment revenues.

₹ in million

Revenue	Year ended March 31, 2012	*Year ended March 31, 2011*
Domestic operations	366,126.5	*286,909.7*
Foreign operations	44,327.6	*39,309.8*
Total	410,454.1	*326,219.5*

The following table sets forth, for the periods indicated, geographical segment assets.

₹ in million

Assets	At March 31, 2012	*At March 31, 2011*
Domestic operations	3,828,815.6	*3,303,115.9*
Foreign operations	848,040.6	*697,435.3*
Total	4,676,856.2	*4,000,551.2*

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2012	*Year ended March 31, 2011*	**Year ended March 31, 2012**	*Year ended March 31, 2011*
Domestic operations	**3,616.0**	*21,484.5*	**5,211.8**	*5,590.1*
Foreign operations	**72.8**	*44.7*	**33.5**	*34.3*
Total	**3,688.8**	*21,529.2*	**5,245.3**	*5,624.4*

5. **Maturity pattern**

- In compiling the information of maturity pattern, certain estimates and assumptions have been made by the management.
- Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2012.

₹ in million

Maturity buckets	Loans & Advances [2]	Investment securities[2]	Deposits[2]	Borrowings[2,3]	Total foreign currency assets	Total foreign currency liabilities
Day 1[1]	7,738.5	35,284.9	19,792.9	—	30,222.0	2,688.8
2 to 7 days[1]	13,041.4	217,729.6	44,612.6	174,543.1	69,821.6	9,310.3
8 to 14 days[1]	13,191.0	49,505.7	54,744.2	2,543.6	10,671.6	7,216.8
15 to 28 days	39,001.7	95,723.5	97,134.4	26,841.4	21,209.7	25,492.3
29 days to 3 months	142,209.3	77,392.4	273,131.8	80,937.6	67,038.9	114,905.9
3 to 6 months	188,828.5	87,627.9	288,254.6	141,606.5	73,969.8	129,864.6
6 months to 1 year	336,379.4	149,466.7	452,112.8	223,622.4	95,326.5	241,781.4
1 to 3 years	1,043,883.5	245,244.2	690,126.6	173,520.5	172,330.3	197,466.2
3 to 5 years	388,469.1	152,923.0	228,550.3	197,146.0	147,925.4	140,532.7
Above 5 years	364,534.2	484,702.5	406,539.4	380,888.0	254,969.4	151,621.8
Total	2,537,276.6	1,595,600.4	2,554,999.6	1,401,649.1	943,485.2	1,020,880.8

1. The aforesaid disclosure is in accordance with the revised maturity buckets as per the RBI circular no. DBOD.BP.BC.22/21.04.018/2009-10 dated July 1, 2009.
2. Includes foreign currency balances.
3. Includes borrowings in the nature of subordinated debts and preference shares as per RBI guidelines vide circular no. DBOD.BP.BC no. 81/21.01.002/2009-10.

The following table sets forth the maturity pattern of assets and liabilities of the Bank at March 31, 2011.

₹ in million

Maturity buckets	Loans & Advances[2]	Investment securities[2]	Deposits[2]	Borrowings[2,3]	Total foreign currency assets	Total foreign currency liabilities
Day 1[1]	9,280.7	49,614.9	45,279.5	913.1	57,011.6	35,628.8
2 to 7 days[1]	12,637.9	18,462.6	63,935.7	3,028.3	27,144.3	6,388.6
8 to 14 days[1]	14,881.9	24,073.6	54,938.5	7,270.2	11,484.9	8,654.3
15 to 28 days	26,058.4	92,754.3	64,625.1	23,284.7	13,578.6	16,578.0
29 days to 3 months	149,170.8	96,887.8	212,721.9	92,328.3	58,021.5	78,777.9
3 to 6 months	190,491.4	76,649.1	178,717.0	108,229.9	29,419.1	114,994.8
6 months to 1 year	260,740.5	120,666.5	374,534.2	138,828.8	53,188.7	153,395.3
1 to 3 years	889,201.1	359,736.2	1,177,196.9	229,022.1	214,539.8	202,968.1
3 to 5 years	342,603.1	106,907.7	33,946.6	110,920.2	131,949.7	80,851.3
Above 5 years	268,593.1	401,106.8	50,125.7	381,717.2	170,112.0	138,821.6
Total	**2,163,659.0**	**1,346,859.6**	**2,256,021.1**	**1,095,542.8**	**766,450.2**	**837,058.7**

1. The aforesaid disclosure is in accordance with the revised maturity buckets as per the RBI circular no. DBOD. BP.BC.22/21.04.018/2009-10 dated July 1, 2009.
2. Includes foreign currency balances.
3. Includes borrowings in the nature of subordinated debts and preference shares as per RBI guidelines vide circular no. DBOD. BP.BC no. 81/21.01.002/2009-10.

6. **Preference shares**

Certain government securities amounting to ₹ 2,578.1 million at March 31, 2012 (March 31, 2011: ₹ 2,563.8 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7. **Employee Stock Option Scheme (ESOS)**

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. As per the scheme, the exercise price of ICICI Bank's options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of ₹ 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 21.0 million was recognised during the year ended March 31, 2012 (March 31, 2011 ₹ 2.9 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2012 would have been higher by ₹ 1,816.1 million and proforma profit after tax would have been ₹ 62.83 billion. On a proforma basis, ICICI Bank's basic and diluted earnings per share would have been ₹ 54.52 and ₹ 54.37 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2012 are given below.

Risk-free interest rate	7.99% to 9.07%
Expected life	6.35 to 6.98 years
Expected volatility	47.53% to 49.20%
Expected dividend yield	1.26% to 1.60%

The weighted average fair value of options granted during the year ended March 31, 2012 is ₹ 592.52 per option (March 31, 2011: ₹ 535.87).

A summary of the status of the Bank's stock option plan is given below.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2012		*Year ended March 31, 2011*	
	Number of options	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**20,529,387**	**779.72**	*18,763,460*	*689.50*
Add: Granted during the year	**4,060,600**	**1,104.82**	*5,514,600*	*972.00*
Less: Lapsed during the year, net of re-issuance[1]	**448,372**	**798.77**	*1,005,536*	*871.95*
Less: Exercised during the year	**942,070**	**510.94**	*2,743,137*	*517.21*
Outstanding at the end of the year	**23,199,545**	**846.94**	*20,529,387*	*779.72*
Options exercisable	**12,019,655**	**745.26**	*10,197,137*	*682.72*

In terms of the Scheme, 23,199,545 options (March 31, 2011: 20,529,387 options) granted to eligible employees were outstanding at March 31, 2012.

A summary of stock options outstanding at March 31, 2012 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	28,925	132.05	1.07
300-599	6,048,620	471.10	4.35
600-999	13,122,000	942.79	6.80
1,000-1,399	4,000,000	1,106.03	9.04

A summary of stock options outstanding at March 31, 2011 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	95,086	137.13	1.07
300-599	6,906,951	466.85	5.30
600-999	13,426,350	942.54	7.78
1,000-1,399	101,000	1,084.59	7.94

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2012 was ₹ 922.76 (March 31, 2011: ₹ 1,014.96).

8. Reconciliation of nostro account

In terms of RBI circular no. DBOD.BP.BC.No.133/21.04.018/2008-09 dated May 11, 2009, ₹ 3.2 million (March 31, 2011: ₹ 2.6 million) representing outstanding credit balances of individual value less than US$ 2,500 or equivalent lying in nostro account, which were originated up to March 31, 2002, was transferred to profit and loss account during the year ended March 31, 2012 and has been subsequently appropriated to General Reserve.

9. Subordinated debt

During the year ended March 31, 2012, the Bank raised subordinated debt qualifying for Tier II capital amounting to ₹ 16,000.0 million. The following table sets forth, the details of these bonds.

₹ in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Lower Tier II	March 16, 2012	9.20% (semi-annually)	6 years	16,000.0
Total				**16,000.0**

During the year ended March 31, 2011, the Bank raised subordinated debt qualifying for Tier II capital amounting to ₹ 59,790.0 million. The following table sets forth, the details of these bonds.

₹ in million

Particulars	Date of Issue	Coupon Rate (%)	Tenure	Amount
Lower Tier II	April 05, 2010	8.88%(semi-annually)	10 years	25,000.0[1]
Lower Tier II	September 29, 2010	8.90% (annually)	15 years	14,790.0
Lower Tier II	January 13, 2011	9.11% (annually)	10 years	20,000.0
Total				**59,790.0**

1. During the year ended March 31, 2010, Bank had raised an amount of ₹ 25,000.0 million towards application money on subordinated debt bonds which was pending for allotment at March 31, 2010 and was subsequently allotted on April 5, 2010.

forming part of the Accounts *(Contd.)*

10. Repurchase transactions

The following table sets forth, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF).

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2012
	Year ended March 31, 2012			
Securities sold under Repo and LAF				
i) Government Securities	1.3	169,551.0	67,461.6	169,551.0
ii) Corporate Debt Securities	—	645.0	5.3	—
Securities purchased under Reverse Repo and LAF				
i) Government Securities	—	36,750.0	1,524.6	2,630.0
ii) Corporate Debt Securities	—	—	—	—

1. Amounts reported are based on face value of securities under repo and reverse repo and LAF.

The following table sets forth, the details of securities sold and purchased under repo and reverse repo.

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2011
	Year ended March 31, 2011			
Securities sold under Repo				
i) Government Securities	1.1	214,553.6	41,177.3	1.2
ii) Corporate Debt Securities	—	—	—	—
Securities purchased under Reverse Repo				
i) Government Securities	—	7,817.1	282.2	124.0
ii) Corporate Debt Securities	—	250.0	3.4	—

1. Amounts reported are based on face value of securities under repo and reverse repo.

The transactions with RBI under LAF are accounted for as borrowing and lending transactions from the three months ended March 31, 2012. If the Bank had continued to account for LAF transactions as "sale and purchase" at March 31, 2012, the investments would have been lower by ₹ 168,000.0 million and the borrowings would have been lower by ₹ 168,000.0 million.

11. Investments

The following table sets forth, for the periods indicated, the details of investments and the movement of provision held towards depreciation on investments of the Bank.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
1. Value of Investments		
(i) Gross value of investments		
a) In India	**1,539,777.2**	*1,272,423.9*
b) Outside India	**81,826.4**	*94,499.8*
(ii) Provision for depreciation		
a) In India	**(25,565.7)**	*(19,483.1)*
b) Outside India	**(437.5)**	*(581.0)*
(iii) Net value of investments		
a) In India	**1,514,211.5**	*1,252,940.8*
b) Outside India	**81,388.9**	*93,918.8*
2. Movement of provisions held towards depreciation on investments		
(i) Opening balance	**20,064.1**	*12,161.1*
(ii) Add: Provisions made during the year	**8,129.7**	*8,612.7*[1]
(iii) Less: Write-off/(write back) of excess provisions during the year	**(2,190.6)**	*(709.7)*
(iv) Closing balance	**26,003.2**	*20,064.1*

1. Includes provision created at the time of acquisition of investments from erstwhile The Bank of Rajasthan on amalgamation.

12. Investment in securities, other than government and other approved securities (Non-SLR investments)

i) Issuer composition of investments in securities, other than government and other approved securities

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2012.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[3] (a)	Extent of 'below investment grade' securities (b)	Extent of 'unrated' securities[4,5] (c)	Extent of 'unlisted' securities[4,5] (d)
1	PSUs	48,803.2	45,156.0	—	—	9.6
2	FIs	28,032.9	21,649.8	—	—	—
3	Banks	118,691.4	107,676.0	809.4	—	—
4	Private corporates	163,469.5	143,623.3	283.1	6,944.0	14,521.8
5	Subsidiaries/Joint ventures	136,753.3	—	—	—	—
6	Others[6,7,8]	250,651.9	39,950.8	25,568.7	—	—
7	Provision held towards depreciation	(24,589.7)	—	—	—	—
	Total	**721,812.5**	**358,055.9**	**26,661.2**	**6,944.0**	**14,531.4**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. Collateralised debt obligations securities have been included in the above data based on the arranger of such instruments.
3. Includes ₹ 2,619.0 million of application money towards corporate bonds/debentures.
4. Excludes investments, amounting to ₹ 7,086.1 million, in preference shares of subsidiaries and ₹ 5,092.1 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada.
5. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, unlisted convertible debentures and securities acquired by way of conversion of debt.
6. Other investments include deposits under RIDF/RHDF deposit schemes amounting to ₹ 181,025.1 million.
7. Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 4,402.4 million.
8. Others include non-SLR Indian government securities of ₹ 96.1 million.

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2011.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[3] (a)	Extent of 'below investment grade' securities (b)	Extent of 'unrated' securities[4,5] (c)	Extent of 'unlisted' securities[4,5] (d)
1	PSUs	20,171.7	12,613.0	—	—	14.4
2	FIs	13,505.6	10,250.0	—	—	—
3	Banks	113,605.3	79,810.7	2,069.1	3,601.2	8,488.4
4	Private corporates	177,554.6	152,122.0	283.0	9,761.4	17,828.9
5	Subsidiaries/Joint ventures	135,463.8	—	—	—	—
6	Others[6,7,8]	254,175.9	44,898.0	31,934.5	—	—
7	Provision held towards depreciation	(17,900.7)	—	—	—	—
	Total	**696,576.2**	**299,693.7**	**34,286.6**	**13,362.6**	**26,331.7**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.
2. Collateralised debt obligations securities have been included in the above data based on the arranger of such instruments.
3. Includes ₹ 900.0 million of application money towards corporate bonds/debentures.
4. Excludes investments amounting to ₹ 6,359.0 million, in preference shares of subsidiaries and ₹ 4,529.8 million in subordinated bonds of subsidiaries, namely ICICI Bank UK PLC and ICICI Bank Canada.
5. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, unlisted convertible debentures and securities acquired by way of conversion of debt.
6. Other investments include deposits under RIDF/RHDF deposit schemes amounting to ₹ 150,795.6 million.
7. Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 8,862.3 million.
8. Others include non-SLR Indian government securities of ₹ 191.3 million.

forming part of the Accounts *(Contd.)*

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
Opening balance	**4,923.8**	*5,219.3*
Additions during the year	**1,790.9**	*1,024.5*
Reduction during the year	**(1,286.3)**	*(1,320.0)*
Closing balance	**5,428.4**	*4,923.8*
Total provision held	**4,606.3**	*4,302.2*

13. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2012, the value of sales and transfers of securities to/from HTM category (excluding one time transfer of securities to/from HTM category with the approval of Board of Directors permitted to be undertaken by banks at the beginning of the accounting year and sale to RBI under pre-announced Open Market Operation auctions) have not exceeded 5% of the book value of the investments held in HTM category at the beginning of the year.

14. CBLO transaction

Collateralised Borrowing and Lending Obligation (CBLO) is a discounted money market instrument, developed by The Clearing Corporation of India Limited (CCIL) and approved by RBI, which involves secured borrowings and lending transactions. At March 31, 2012, the Bank had outstanding borrowings amounting to Nil (March 31, 2011: Nil) and outstanding lending of Nil (March 31, 2011: ₹ 1,999.6 million) in the form of CBLO. The amortised book value of securities given as collateral by the Bank to CCIL for availing the CBLO facility was ₹ 22,491.9 million at March 31, 2012 (March 31, 2011: ₹ 51,841.1 million).

15. Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury middle office conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, ALM policy and operational risk management policy. The RCB comprises independent directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant greeks for options. Risk reporting on derivatives, forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines and is marked against the credit limits approved for the respective counter-parties.

The following table sets forth the details of derivative positions at March 31, 2012.

₹ in million

Sr. No.	Particulars	At March 31, 2012	
		Currency derivatives[1]	Interest rate derivatives [2]
1	**Derivatives (Notional principal amount)**		
	a) For hedging	5,062.2	312,533.7
	b) For trading	1,214,603.2	2,446,693.6
2	**Marked to market positions[3]**		
	a) Asset (+)	59,517.3	28,323.4
	b) Liability (-)	(46,244.0)	(26,520.7)
3	**Credit exposure[4]**	118,689.8	80,110.9
4	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	45.3	11,751.7
	b) On trading derivatives	1,038.9	2,752.9
5	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	(1.3)	(9,523.0)
	Minimum	(50.8)	(13,444.8)
	b) On trading		
	Maximum	(620.3)	2,956.8
	Minimum	(1,270.0)	(1,899.8)

1. Exchange traded and Over the Counter (OTC) options, cross currency interest rate swaps and currency futures are included in currency derivatives.
2. Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.
3. For trading portfolio including accrued interest. Represents net positions.
4. Includes accrued interest and has been computed based on Current Exposure method.
5. Amounts given are absolute values on a net basis, excluding options.
6. The swap contracts entered into for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

The following table sets forth the details of derivative positions at March 31, 2011.

₹ in million

Sr. No.	Particulars	At March 31, 2011	
		Currency derivatives[1]	Interest rate derivatives [2]
1	**Derivatives (Notional principal amount)**		
	a) For hedging	4,105.4	279,739.8
	b) For trading	1,316,079.5	3,866,544.9
2	**Marked to market positions[3]**		
	a) Asset (+)	53,618.2	40,802.3
	b) Liability (-)	(46,478.2)	(40,823.7)
3	**Credit exposure[4]**	120,177.9	96,389.0
4	**Likely impact of one percentage change in interest rate (100*PV01)[5]**		
	a) On hedging derivatives[6]	39.8	9,828.1
	b) On trading derivatives	854.4	1,898.0
5	**Maximum and minimum of 100*PV01 observed during the year**		
	a) On hedging[6]		
	Maximum	(39.8)	(6,126.5)
	Minimum	(69.1)	(10,546.1)
	b) On trading		
	Maximum	(802.2)	5,407.4
	Minimum	(1,532.5)	1,572.2

1. Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.
2. Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.
3. For trading portfolio including accrued interest. Represents net positions.
4. Includes accrued interest and has been computed based on Current Exposure method.
5. Amounts given are absolute values on a net basis, excluding options.
6. The swap contracts entered into for hedging purpose would have an opposite and offsetting impact with the underlying on-balance sheet items.

The Bank has exposure in credit derivative instruments including credit default swaps, credit linked notes, collateralised debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2012 was Nil (March 31, 2011: ₹ 10,599.7 million) in funded instruments and ₹ 10,349.9 million (March 31, 2011: ₹ 28,168.2 million) in non-funded instruments which includes Nil (March 31, 2011: ₹ 223.0 million) of protection bought by the Bank.

The profit and loss impact on the above portfolio on account of mark-to-market and realised profit/losses during the year ended March 31, 2012 was net profit of ₹ 561.0 million (March 31, 2011: ₹ 94.6 million). At March 31, 2012, the total outstanding mark-to-market position of the above portfolio was a net loss of ₹ 59.6 million (March 31, 2011: ₹ 527.9 million). The credit derivatives are marked to market by the Bank based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and FIMMDA.

The Bank offers deposits to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2012, the net open position on this portfolio was Nil (March 31, 2011: Nil) with mark-to-market gain of ₹ 24.8 million (March 31, 2011: ₹ 27.8 million). The profit and loss impact on account of mark-to-market and realised profit and loss during the year ended March 31, 2012 was a net loss of ₹ 5.2 million.

The notional principal amount of forex contracts classified as non-trading at March 31, 2012 amounted to ₹ 745,722.2 million (March 31, 2011: ₹ 340,828.8 million). For these non-trading forex contracts, at March 31, 2012, marked to market positions was asset of ₹ 22,528.9 million (March 31, 2011: ₹ 2,532.0 million) and liability of ₹ 12,843.6 million (March 31, 2011: ₹ 7,333.8 million), credit exposure of ₹ 42,639.4 million (March 31, 2011: ₹ 10,873.7 million) and likely impact of one percentage change in interest rate (100*PV01) was ₹ (81.6) million (March 31, 2011: ₹ (9.6) million).

The notional principal amount of forex contracts classified as trading at March 31, 2012 amounted to ₹ 2,814,328.7 million (March 31, 2011: ₹ 2,127,789.6 million). For these trading forex contracts, at March 31, 2012, marked to market position was asset of ₹ 70,164.7 million (March 31, 2011: ₹ 39,289.0 million) and liability of ₹ 66,449.6 million (March 31, 2011: ₹ 33,916.3 million), credit exposure of ₹ 135,371.9 million (March 31, 2011: ₹ 92,213.9 million) and likely impact of one percentage change in interest rate (100*PV01) was ₹ (90.1) million (March 31, 2011: ₹ (45.4) million). The net overnight open position at March 31, 2012 was ₹ 299.1 million (March 31, 2011: ₹ 502.1 million).

16. Exchange traded interest rate derivatives and currency options

Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

	Particulars	**At March 31, 2012**	*At March 31, 2011*
i)	Notional principal amount of exchange traded interest rate derivatives undertaken during the year (instrument-wise)		
	a) Euro dollar futures	—	—
	b) Treasury note futures – 10 years	—	—
	c) Treasury note futures – 5 years	—	—
	d) Treasury note futures – 2 years	—	—
	e) NSE – GOI Bond futures	—	—
ii)	Notional principal amount of exchange traded interest rate derivatives outstanding (instrument-wise)		
	a) Euro dollar futures	—	—
	b) Treasury note futures – 10 years	—	—
	c) Treasury note futures – 5 years	—	—
	d) Treasury note futures – 2 years	—	—
	e) NSE – GOI Bond futures	—	—
iii)	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	**N.A.**	*N.A.*
iv)	Mark-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective"	**N.A.**	*N.A.*

Exchange traded currency options

The following table sets forth, for the periods indicated, the details of exchange traded currency options.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
i) Notional principal amount of exchange traded currency options undertaken during the year	**4,34,623.3**	43,970.0
ii) Notional principal amount of exchange traded currency options outstanding	**12,587.8**	9,418.5
iii) Notional principal amount of exchange traded currency options outstanding and not "highly effective"	**N.A.**	N.A.
iv) Mark-to-market value of exchange traded currency options outstanding and not "highly effective"	**N.A.**	N.A.

17. Forward rate agreement (FRA)/Interest rate swaps (IRS)

The Bank enters into FRA and IRS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for a `notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date, cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another. The benchmark used in the FRA contracts of the Bank is LIBOR of various currencies.

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a `notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like MIBOR, INBMK, MIFOR and LIBOR of various currencies.

These contracts are subject to the risks of changes in market interest rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the forward rate agreements/interest rate swaps.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
i) The notional principal of FRA/IRS	**2,603,143.0**	*3,952,522.3*
ii) Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	**31,219.3**	*42,479.4*
iii) Collateral required by the Bank upon entering into FRA/IRS	—	—
iv) Concentration of credit risk[2]	**3,261.6**	*2,871.4*
v) The fair value of FRA/IRS[3]	**25,235.5**	*13,615.4*

1. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio, only accrued interest has been considered.
2. Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.
3. Fair value represents mark-to-market including accrued interest.

forming part of the Accounts *(Contd.)*

18. Advances

The following table sets forth, for the periods indicated, the details of movement of gross non-performing assets (NPAs), net NPAs and provisions.

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
i) Net NPAs (funded) to net advances (%)	**0.73%**	*1.11%*
ii) Movement of NPAs (Gross)		
a) Opening balance[1]	**100,342.6**	*94,806.5*
b) Additions during the year[2]	**29,861.2**	*28,656.3*
c) Reductions during the year[2,3]	**(35,450.5)**	*(23,120.2)*
d) Closing balance[1]	**94,753.3**	*100,342.6*
iii) Movement of Net NPAs		
a) Opening balance[1]	**24,073.6**	*38,411.1*
b) Additions during the year[2]	**13,311.6**	*4,946.4*
c) Reductions during the year[2,3]	**(18,776.8)**	*(19,283.9)*
d) Closing balance[1]	**18,608.4**	*24,073.6*
iv) Movement of provisions for NPAs (excluding provision on standard assets)		
a) Opening balance[1]	**76,269.0**	*56,395.4*
b) Provisions made during the year[2,3]	**20,872.5**	*27,782.6*
c) Write-off/(write-back) of excess provisions[2]	**(20,996.6)**	*(7,909.0)*
d) Closing balance[1]	**76,144.9**	*76,269.0*

1. Net of write-off.
2. Includes cases added to and deleted from NPAs during the year ended March 31, 2012 with such gross loans amounting to ₹ 8,561.8 million (March 31, 2011: ₹ 5,025.8 million) and such net loans amounting to ₹ 2,560.7 million (March 31, 2011: ₹ 3,512.0 million).
3. For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions during the year.

19. Provision on standard assets

The Bank makes provision on standard assets as per applicable RBI guidelines.

The Bank has not written back any standard assets provision pursuant to the RBI circular no. DBOD.BP.BC.83/21.01.002/2008-09 dated November 15, 2008 and DBOD.BP.BC.94/21.04.048/ 2011-12 dated May 18, 2011. The provision on standard assets held by the Bank at March 31, 2012 was ₹ 14,796.0 million (March 31, 2011: ₹ 14,796.0 million).

20. Provision Coverage Ratio

The provision coverage ratio of the Bank at March 31, 2012 computed as per the extant RBI guidelines is 80.4% (March 31, 2011: 76.0%).

21. Farm loan waiver

The Ministry of Finance, Government of India had issued guidelines for the implementation of the Agriculture Debt Waiver and Relief Scheme for farmers on May 23, 2008. The Bank has implemented the scheme as per guidelines issued by RBI circular DBOD No.BP.BC. 26/21.04.048/2008-09 dated July 30, 2008 on "Agricultural Debt Waiver and Debt Relief Scheme, 2008 – Prudential norms on Income Recognition, Asset Classification and Provisioning and Capital Adequacy".

Pursuant to the Scheme, an aggregate amount of ₹ 2,795.1 million (March 31, 2011: ₹ 2,795.3 million) has been waived which was recoverable from Government of India. The amount of ₹ 2,795.1 million has been received up to March 31, 2012 (March 31, 2011: ₹ 2,788.9 million).

In terms of RBI circular DBOD.No.BP.BC.26/21.04.048/2008-2009 dated July 30, 2008 on Agriculture Debt Waiver and Debt Relief Scheme, 2008 - Prudential Norms on Income Recognition, Asset Classification and Provisioning and Capital Adequacy, an amount of ₹ 50.4 million, being provision held on Present Value (PV) basis, has been transferred directly to General Reserve during the year ended March 31, 2012 without routing through the profit and loss account.

22. Securitisation

The Bank sells loans through securitisation and direct assignment. The following tables set forth, for the periods indicated, the information on securitisation and direct assignment activity of the Bank as an originator.

₹ in million, except number of loans securitised

	Year ended March 31, 2012	*Year ended March 31, 2011*
Total number of loan assets securitised	—	—
Total book value of loan assets securitised	—	—
Sale consideration received for the securitised assets	—	—
Net gain/(loss) on account of securitisation[1]	**(2,016.2)**	*(5,492.7)*

1. Includes gain/(loss) on deal closures, gain amortised during the year and expenses relating to utilisation of credit enhancement.

₹ in million

	At March 31, 2012	*At March 31, 2011*
Outstanding credit enhancement (funded)	**5,228.0**	*5,266.2*
Outstanding liquidity facility	**327.1**	*1,246.6*
Net outstanding servicing asset/(liability)	**(92.4)**	*(17.4)*
Outstanding subordinate contributions	**2,750.5**	*6,017.0*

The outstanding credit enhancement in the form of guarantees amounted to ₹ 11,833.0 million at March 31, 2012 (March 31, 2011: ₹ 16,006.0 million).

Outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounted to ₹ 9,161.5 million at March 31, 2012 (March 31, 2011: ₹ 8,639.0 million) and outstanding liquidity facility for third party originated securitisation transactions amounted to Nil at March 31, 2012 (March 31, 2011: Nil).

The following table sets forth, for the periods indicated, the movement of provision on securitisation and direct assignment transactions.

₹ in million

Particulars	**Year ended March 31, 2012**	*Year ended March 31, 2011*
Opening balance	**2,363.8**	*2,253.8*
Additions during the year	**1,696.7**	*2,277.1*
Deductions during the year	**(2,273.8)**	*(2,167.1)*
Closing balance	**1,786.7**	*2,363.8*

23. Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by RBI governing such transfer. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCs, the security receipts are valued at their respective NAVs as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

₹ in million, except number of accounts

	Year ended March 31, 2012	*Year ended March 31, 2011*
Number of accounts[1]	**2**	—
Aggregate value (net of provisions) of accounts sold to SC/RC	**44.4**	—
Aggregate consideration	**94.1**	—
Additional consideration realised in respect of accounts transferred in earlier years[2]	—	—
Aggregate gain/(loss) over net book value	**49.7**	—

1. Excludes accounts previously written-off.
2. During the year ended March 31, 2012, asset reconstruction companies have fully redeemed six security receipts. The Bank incurred net loss of ₹ 950.6 million on such redemptions (March 31, 2011: ₹ 67.6 million).

forming part of the Accounts *(Contd.)*

24. Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank has not purchased any non-performing assets in terms of the guidelines issued by the RBI circular no. DBOD. No.BP.BC.16/21.04.048/2005-06 dated July 13, 2005. The Bank has sold certain non-performing assets in terms of these RBI guidelines.

The following table sets forth, for the periods indicated, details of non-performing assets sold, excluding those sold to SC/RC.

₹ in million, except number of accounts

	Year ended March 31, 2012	*Year ended March 31, 2011*
No. of accounts	1	..
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	642.0	..
Aggregate consideration	641.0	..
Aggregate gain/(loss) over net book value	(1.0)	..

25. Information in respect of restructured assets

The following table sets forth, for the periods indicated, details of loan assets subjected to restructuring.

₹ in million, except number of accounts

		Year ended March 31, 2012			*Year ended March 31, 2011*		
		CDR Mechanism	**SME Debt Restructuring**	**Others**	*CDR Mechanism*	*SME Debt Restructuring*	*Others*
Standard advances restructured[3]	Number of borrowers	12	—	16	4	2	60
	Amount outstanding	24,667.5	—	12,688.3	993.7	99.4	11,627.7
	Amount restructured	24,159.4	—	11,790.1	964.6	89.7	11,024.6
	Sacrifice (diminution in the fair value)	3,297.5	—	447.1	132.5	—	645.2
Sub- standard advances restructured	Number of borrowers	1	—	1	—	—	5
	Amount outstanding	155.8	—	337.1	—	—	1,215.2
	Amount restructured	69.8	—	269.5	—	—	1,216.6
	Sacrifice (diminution in the fair value)	15.5	—	—	—	—	651.1
Doubtful advances restructured	Number of borrowers	1	—	1	—	—	2
	Amount outstanding	85.6	—	86.9	—	—	321.7
	Amount restructured	50.1	—	79.1	—	—	360.4
	Sacrifice (diminution in the fair value)	6.1	—	3.1	—	—	—
Total	Number of borrowers	14	—	18	4	2	67
	Amount outstanding	24,908.9	—	13,112.3	993.7	99.4	13,164.6
	Amount restructured	24,279.3	—	12,138.7	964.6	89.7	12,601.6
	Sacrifice (diminution in the fair value)	3,319.1	—	450.2	132.5	—	1,296.3

1. The aforesaid disclosure for the year ended March 31, 2012 includes the reversal of interest income of ₹ 868.8 million (March 31, 2011: ₹ 176.7 million) on account of conversion of overdue interest into FITL.
2. The aforesaid disclosure excludes the reversal of derivative income of ₹ 9.9 million for the year ended March 31, 2012 (March 31, 2011: ₹ 18.5 million) on account of conversion of derivative receivables into term loan/preference shares.
3. Amount outstanding represents the borrower level balances (including facilities not restructured) at the end of the quarter in which the restructuring scheme was implemented.

26. Floating provision

Bank holds floating provision of ₹ 1.9 million at March 31, 2012 (March 31, 2011: ₹ 1.9 million) taken over from erstwhile Bank of Rajasthan on amalgamation.

27. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million

Concentration of deposits	At March 31, 2012	At March 31, 2011
Total deposits of twenty largest depositors	212,175.1	219,063.0
Deposits of twenty largest depositors as a percentage of total deposits of the Bank	8.30%	9.71%

₹ in million

Concentration of advances[1]	At March 31, 2012	At March 31, 2011
Total advances to twenty largest borrowers (including banks)	1,032,621.4	968,797.3
Advances to twenty largest borrowers as a percentage of total advances of the Bank	15.40%	16.93%

1. Represents credit exposure as per RBI guidelines on exposure norms. Total advances do not include the exposure to consolidated entities which are deducted from capital funds of the Bank.

₹ in million

Concentration of exposures[1]	At March 31, 2012	At March 31, 2011
Total exposure to twenty largest borrowers/customers (including banks)	1,066,030.1	1,007,127.8
Exposures to twenty largest borrowers/customers as a percentage of total exposure of the Bank	14.94%	16.29%

1. Represents credit and investment exposures as per RBI guidelines on exposure norms. Total exposure does not include the exposure to consolidated entities which are deducted from capital funds of the Bank.

₹ in million

Concentration of NPAs	At March 31, 2012	At March 31, 2011
Total exposure[1] to top four NPA accounts	5,657.3	6,508.1

1. Represents gross exposure (funded and non-funded)

(II) Sector-wise NPAs

Sr. no.	Sector	Percentage of NPAs to total advances in that sector			
		At March 31, 2012		At March 31, 2011	
		Gross	Net	Gross	Net
1.	Agriculture and allied activities[1]	4.78%	1.25%	7.61%	3.00%
2.	Industry (Micro & small, medium and large)	2.02%	0.69%	2.10%	0.77%
3.	Services	0.92%	0.24%	1.76%	0.51%
4.	Personal loans[2]	9.18%	1.26%	9.84%	1.83%
	Total	3.62%	0.73%	4.47%	1.11%

1. Represents loans towards agriculture and allied activities that qualify for priority sector lending.
2. Excludes retail loans towards agriculture and allied activities that qualify for priority sector lending. Excludes commercial business loans, developer financing and dealer funding.

forming part of the Accounts *(Contd.)*

(III) Movement of NPAs

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
Opening balance of gross NPAs[1]	**100,342.6**	*94,806.5*
Additions: fresh NPAs during the year[2,3]	**29,861.2**	*28,656.3*
Sub-total (A)	**130,203.8**	*123,462.8*
Less:		
i) Upgradations	**(7,381.1)**	*(7,581.6)*
ii) Recoveries (excluding recoveries made from upgraded accounts)	**(16,234.5)**	*(13,670.1)*
iii) Write-offs	**(11,834.9)**	*(1,868.5)*
Sub-total (B)	**(35,450.5)**	*(23,120.2)*
Closing balance of gross NPAs[1] (A-B)	**94,753.3**	*100,342.6*

1. Net of write-off.
2. Includes cases added to and deleted from NPAs during the year ended March 31, 2012, with such gross loans amounting to ₹ 8,561.8 million (March 31, 2011: ₹ 5,025.8 million).
3. For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions during the year.

(IV) Overseas assets, NPAs and revenue

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
Total assets[1]	**848,040.6**	*697,435.3*
Total NPAs (net)[2]	**508.1**	*981.1*
Total revenue[1]	**44,327.6**	*39,309.8*

1. Represents the total assets and total revenue of foreign operations as reported in Schedule 18 notes to accounts note no. 4 on information about business and geographical segments, of the financial statements.
2. As per RBI guidelines.

(V) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms)

(a) The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPV sponsored[1]
A.	**Domestic**
	1. ICICI Eco-net Internet and Technology Fund
	2. ICICI Equity Fund
	3. ICICI Emerging Sectors Fund
	4. ICICI Strategic Investments Fund
	5. ICICI Venture Value Fund
B.	**Overseas**
	None

1. The nature of business of the above entities is given in significant accounting policies (Schedule 17) in the consolidated notes to accounts to consolidated financial statements.

(b) The following table sets forth, the names of SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

Sr. No.	Name of the SPV[1]
A.	**Domestic**
	1. Rainbow Fund
B.	**Overseas**
	None

1. The nature of business of the above entities is given in significant accounting policies (Schedule 17) in the notes to accounts to consolidated financial statements.

28. Lending to sensitive sectors

The Bank has lending to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of lending to capital market sector.

₹ in million

		At March 31, 2012	*At March 31, 2011*
i	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**14,654.4**	19,481.6
ii	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures, and units of equity-oriented mutual funds	**12,102.9**	*12,659.3*
iii	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**13,900.4**	*5,513.6*
iv	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	—	—
v	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers	**40,623.6**	*31,845.2*
vi	Loans sanctioned to corporate against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	—	—
vii	Bridge loans to companies against expected equity flows/issues	—	—
viii	Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	—	—
ix	Financing to stockbrokers for margin trading	—	—
x	All exposures to Venture Capital Funds (both registered and unregistered)	**9,608.7**	*10,338.6*
xi	Others	**112,518.7**	*185,891.2*
	Total Exposure to Capital Market	**203,408.7**	*265,729.5*

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of lending to real estate sector.

₹ in million

		At March 31, 2012	*At March 31, 2011*
Real estate sector			
I	**Direct exposure**	**735,286.5**	*712,446.1*
	i) Residential mortgages	**491,314.1**	*453,165.2*
	of which: individual housing loans eligible for priority sector advances	**177,313.3**	*190,163.0*
	ii) Commercial real estate[1]	**237,900.1**	*250,948.9*
	iii) Investments in mortgage backed securities (MBS) and other securitised exposure	**6,072.3**	*8,332.0*
	a. Residential	**6,072.3**	*8,332.0*
	b. Commercial real estate	**—**	*—*
II	**Indirect exposure**	**78,930.8**	*64,893.7*
	i) Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	**77,476.4[2]**	*64,893.7*
	ii) Others	**1,454.4**	*—*
	Total Exposure to Real Estate Sector[3]	**814,217.3**	*777,339.8*

1. Commercial real estate exposure include loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.
2. Indirect exposure includes mandatory contribution of ₹ 15,268.1 million to Rural Housing Fund of NHB, arising out of shortfall in achievement of the priority sector lending targets.
3. Excludes non-banking assets acquired in satisfaction of claims.

29. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for Singapore was 1.54% (March 31, 2011: 0.92%) and United Kingdom was 1.23% (March 31, 2011: 1.32%). As the net funded exposure to Singapore and United Kingdom exceeds 1.0% of total funded assets, the Bank held a provision of ₹ 240.0 million on country exposure at March 31, 2012 (March 31, 2011: ₹ 140.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	**Exposure (net) at March 31, 2012**	**Provision held at March 31, 2012**	*Exposure (net) at March 31, 2011*	*Provision held at March 31, 2011*
Insignificant	**529,612.7**	**240.0**	*452,917.5*	*140.0*
Low	**186,098.7**	**—**	*129,968.6*	*—*
Moderate	**23,462.4**	**—**	*23,727.2*	*—*
High	**0.1**	**—**	*485.7*	*—*
Very High	**—**	**—**	*—*	*—*
Restricted	**—**	**—**	*—*	*—*
Off-Credit	**—**	**—**	*—*	*—*
Total	**739,173.9**	**240.0**	*607,099.0*	*140.0*
- Of which: funded	**349,358.3**	**—**	*295,610.7*	*—*

30. Details of Single Borrower Limit and Borrower Group Limit exceeded by the Bank

During the year ended March 31, 2012, the Bank has complied with the Reserve Bank of India guidelines on single borrower and borrower group limit.

31. Unsecured advances against intangible assets

The Bank had not made advances against intangible collaterals of the borrowers, which are classified as 'unsecured' in its financial statements at March 31, 2012 (March 31, 2011: Nil) and the estimated value of the intangible collaterals was Nil at March 31, 2012 (March 31, 2011: Nil).

32. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
At cost at March 31st of preceding year	**6,589.6**	*5,852.6*
Additions during the year	**465.6**	*737.6*
Deductions during the year	**—**	*(0.6)*
Depreciation to date	**(5,637.0)**	*(4,830.8)*
Net block	**1,418.2**	*1,758.8*

33. Assets given on lease

Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
Future minimum lease receipts		
Present value of lease receipts	—	*6.8*
Unmatured finance charges	—	*0.6*
Total	—	*7.4*
Maturity profile of future minimum lease receipts		
- Not later than one year	—	*2.7*
- Later than one year and not later than five years	—	*4.7*
- Later than five years	—	—
Total	—	*7.4*

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
Not later than one year	—	2.4
Later than one year and not later than five years	—	4.4
Later than five years	—	—
Total	—	6.8

34. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents certain demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and Accounting Standard 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/ judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards purchase of investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customer fails to fulfill their financial or performance obligations.
5	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of Government securities bought/sold and remaining to be settled on the date of financial statements. This also includes the value of sell down options and other facilities pertaining to securitisation the notional principal amounts of credit derivatives, amount applied in public offers under Application Supported by Blocked Amounts (ASBA) and the amount that the Bank is obligated to pay under capital contracts. Capital contracts are job orders of a capital nature which have been committed.

35. Bancassurance

The following table sets forth, for the periods indicated, the break-up of income derived from bancassurance business.

₹ in million

Sr. No.	Nature of income	**Year ended March 31, 2012**	*Year ended March 31, 2011*
1.	Income from selling life insurance policies	**3,004.1**	*1,885.4*
2.	Income from selling non life insurance policies	**369.1**	*325.6*
3.	Income from selling mutual fund/collective investment scheme products	**693.1**	*597.4*

36. Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits.

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
Opening obligations	**8,842.9**	*1,748.7*
Service cost	**251.6**	*170.8*
Interest cost	**707.8**	*457.8*
Actuarial (gain)/loss	**2,329.8**	*607.0*
Liabilities extinguished on settlement	**(2,268.7)**	*(460.0)*
Addition due to amalgamation	**—**	*6,479.0*
Benefits paid	**(260.7)**	*(160.4)*
Obligations at the end of year	**9,602.7**	*8,842.9*
Opening plan assets, at fair value	**8,467.4**	*1,839.9*
Expected return on plan assets	**652.9**	*156.5*
Actuarial gain/(loss)	**51.7**	*69.1*
Assets distributed on settlement	**(2,413.5)**	*(511.1)*
Contributions	**2,881.7**	*6,094.6*
Addition due to amalgamation	**—**	*978.8*
Benefits paid	**(260.7)**	*(160.4)*
Closing plan assets, at fair value	**9,379.5**	*8,467.4*
Fair value of plan assets at the end of the year	**9,379.5**	*8,467.4*
Present value of the defined benefit obligations at the end of the year	**9,602.7**	*8,842.9*
Amount not recognised as an asset (limit in Para 59(b))	**—**	*—*
Asset/(liability)	**(223.2)**	*(375.5)*
Cost for the year		
Service cost	**251.6**	*170.8*
Interest cost	**707.8**	*457.8*
Expected return on plan assets	**(652.9)**	*(156.5)*
Actuarial (gain)/loss	**2,278.2**	*537.9*
Curtailments & settlements (gain)/loss	**144.8**	*51.1*
Effect of the limit in para 59(b)	**—**	*(7.7)*
Net cost	**2,729.5**	*1,053.4*
Actual Return on Plan Assets	**704.6**	*225.7*
Expected employer's contribution next year	**150.0**	*100.0*
Investment details of plan assets		
Insurer Managed Funds[1]	**78.93%**	*75.58%*
Government of India securities	**8.59%**	*9.93%*
Corporate Bonds	**9.40%**	*10.82%*
Others	**3.08%**	*3.67%*
Assumptions		
Interest rate	**8.35%**	*8.10%*
Salary escalation rate:		
On Basic Pay	**1.50%**	*1.50%*
On Dearness Relief	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

forming part of the Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Plan assets	**9,379.5**	*8,467.4*	*1,839.9*	*2,145.3*	*1,490.1*
Defined benefit obligations	**9,602.7**	*8,842.9*	*1,748.7*	*1,932.2*	*1,678.1*
Amount not recognised as an asset (limit in para 59(b)	**—**	—	*7.7*	51.2	—
Surplus/(deficit)	**(223.2)**	*(375.5)*	*83.5*	*161.9*	*(188.0)*
Experience adjustment on plan assets	**51.7**	*69.1*	*(130.7)*	*144.8*	*(117.9)*
Experience adjustment on plan liabilities	**2,692.3**	*689.7*	*196.9*	*6.6*	*(121.9)*

Gratuity

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Opening obligations	**5,082.7**	*2,310.5*
Add: Adjustment for exchange fluctuation on opening obligations	**5.8**	*0.2*
Adjusted opening obligations	**5,088.5**	*2,310.7*
Service cost	**379.7**	*297.1*
Interest cost	**419.5**	*326.3*
Actuarial (gain)/loss	**(57.4)**	*(324.9)*
Past service cost	**—**	*9.9*
Addition due to amalgamation	**—**	*2,773.1*
Liability assumed on acquisition/(settled on divestiture)	**10.1**	*35.3*
Benefits paid	**(593.2)**	*(344.8)*
Obligations at the end of the year	**5,247.2**	*5,082.7*
Opening plan assets, at fair value	**5,182.4**	*2,507.5*
Expected return on plan assets	**395.5**	*233.5*
Actuarial gain/(loss)	**20.1**	*(63.2)*
Addition due to amalgamation	**—**	*803.0*
Contributions	**12.8**	*2,006.9*
Assets acquired on acquisition/(distributed on divestiture)	**9.8**	*39.5*
Benefits paid	**(593.2)**	*(344.8)*
Closing plan assets, at fair value	**5,027.4**	*5,182.4*
Fair value of plan assets at the end of the year	**5,027.4**	*5,182.4*
Present value of the defined benefit obligations at the end of the year	**5,247.2**	*5,082.7*
Amount not recognised as an asset (limit in Para 59(b))	**—**	—
Asset/(liability)	**(219.8)**	*99.7*
Cost for the year		
Service cost	**379.7**	*297.1*
Interest cost	**419.5**	*326.3*
Expected return on plan assets	**(395.5)**	*(233.5)*
Actuarial (gain)/loss	**(77.5)**	*(261.7)*
Past service cost	**—**	*9.9*
Exchange fluctuation loss/(gain)	**5.8**	*0.2*
Losses/(Gains) on "Acquisition/Divestiture"	**0.3**	*(4.2)*
Effect of the limit in para 59(b)	**—**	*(47.9)*
Net cost	**332.3**	*86.2*
Actual Return on Plan Assets	**415.5**	*170.3*
Expected employer's contribution next year	**253.6**	*382.0*
Investment details of plan assets		
Insurer Managed Funds[1]	**82.65%**	*79.84%*
Government of India securities	**4.74%**	*6.45%*
Corporate Bonds	**5.98%**	*5.39%*

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
Special Deposit schemes	**5.78%**	*7.12%*
Others	**0.85%**	*1.20%*
Assumptions		
Interest rate	**8.30%**	*8.10%*
Salary escalation rate	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*	*Year ended March 31, 2010*	*Year ended March 31, 2009*	*Year ended March 31, 2008*
Plan assets	**5,027.4**	*5,182.4*	*2,507.5*	*2,272.1*	*1,506.7*
Defined benefit obligations	**5,247.2**	*5,082.7*	*2,310.5*	*2,195.7*	*1,840.4*
Amount not recognised as an asset (limit in para 59(b))	**—**	—	*47.9*	7.9	—
Surplus/(deficit)	**(219.8)**	*99.7*	*149.1*	*68.5*	*(333.7)*
Experience adjustment on plan assets	**20.1**	*(63.2)*	*168.8*	*(118.0)*	*(24.8)*
Experience adjustment on plan liabilities	**44.1**	*79.0*	*(0.8)*	*(4.1)*	*14.0*

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Bank has provided for an amount of ₹ 17.8 million for the year ended March 31, 2012 towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation.

₹ in million

Assumptions	Year ended March 31, 2012
Discount rate for the term of the obligation	**8.30%**
Average historic yield on the investment portfolio	**8.43%**
Discount rate for the remaining term to maturity of the investment portfolio	**8.55%**
Expected investment return	**8.18%**
Guaranteed rate of return	**8.25%**

Bank has contributed employer's contribution of ₹ 1,115.3 million to provident fund for the year ended March 31, 2012 (March 31, 2011: ₹ 1,185.5 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

Bank has contributed employer's contribution of ₹ 114.8 million for the year March 31, 2012 (March 31, 2011: ₹ 102.6 million) to superannuation fund.

37. Movement in provision for credit card/debit card reward points

The following table sets forth, for the periods indicated, movement in provision for credit card/debit card reward points.

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
Opening provision for reward points	**462.5**	*269.7*
Provision for reward points made during the year	**769.7**	*555.4*
Utilisation/write-back of provision for reward points	**(519.7)**	*(362.6)*
Closing provision for reward points[1]	**712.5**	*462.5*

1. The closing provision is based on the actuarial valuation of accumulated credit/debit card reward points. This amount will be utilised towards redemption of the credit/debit card reward points.

38. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

	Year ended March 31, 2012	*Year ended March 31, 2011*
Provisions for depreciation of investments	**4,132.0**	*2,038.2*
Provision towards non-performing and other assets	**9,931.8**	*19,769.1*
Provision towards standard assets	**—**	*—*
Provision towards income tax	**21,874.2**	*21,381.1*
Deferred tax adjustment	**1,446.5**	*(5,317.8)*
Provision towards wealth tax	**61.0**	*30.0*
Other provisions and contingencies	**1,766.6**	*1,061.1*
Total provisions and contingencies	**39,212.1**	*38,961.7*

39. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2012 amounted to ₹ 23,320.7 million (March 31, 2011: ₹ 16,063.3 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

40. Deferred tax

At March 31, 2012, the Bank has recorded net deferred tax asset of ₹ 25,453.2 million (March 31, 2011: ₹ 26,900.3 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

	At March 31, 2012	*At March 31, 2011*
Deferred tax asset		
Provision for bad and doubtful debts	**27,348.8**	*28,944.3*
Capital loss	**79.5**	*—*
Others	**2,299.3**	*2,398.8*
Total deferred tax asset	**29,727.6**	*31,343.1*
Deferred tax liability		
Depreciation on fixed assets	**4,275.1**	*4,444.1*
Total deferred tax liability	**4,275.1**	*4,444.1*
Deferred tax asset/(liability) pertaining to foreign branches	**0.7**	*1.3*
Total net deferred tax asset/ (liability)	**25,453.2**	*26,900.3*

During the year ended March 31, 2012, Bank has created deferred tax asset on carry forward capital losses, as based on its firm plans it is virtually certain that sufficient future taxable capital gains will be available against which the loss can be set off.

41. Dividend distribution tax

For the purpose of computation of dividend distribution tax on the proposed dividend, the Bank has reduced the dividend received from its Indian subsidiaries, which are not the subsidiaries of any other company, on which dividend distribution tax has been paid by the subsidiaries as per the provisions of Section 115-O of the Income Tax Act, 1961.

42. Related Party Transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

Subsidiaries

ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Life Insurance Company Limited[1], ICICI Lombard General Insurance Company Limited[1], ICICI Prudential Asset Management Company Limited[1], ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited,

ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Trust Limited[1] and ICICI Prudential Pension Funds Management Company Limited[1].

1. Jointly controlled entities.

Associates/joint ventures/other related entities

ICICI Equity Fund[1], ICICI Eco-net Internet and Technology Fund[1], ICICI Emerging Sectors Fund[1], ICICI Strategic Investments Fund[1], ICICI Kinfra Limited[1], ICICI West Bengal Infrastructure Development Corporation Limited[1] (upto December 31, 2010), Financial Inclusion Network & Operations Limited, TCW/ICICI Investment Partners Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited[3] (upto September 30, 2011), NIIT Institute of Finance, Banking and Insurance Training Limited, ICICI Venture Value Fund[1], Comm Trade Services Limited, Prize Petroleum Company Limited (upto September 30, 2011), ICICI Foundation for Inclusive Growth, I-Ven Biotech Limited[1], Rainbow Fund, ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank[2].

1. Entities consolidated as per Accounting Standard (AS) 21 on 'consolidated financial statements'.
2. With respect to an entity, which has been identified as a related party during the three months ended September 30, 2010, transactions reported from the three months ended September 30, 2010.
3. I-Solutions Providers (India) Private Limited has been amalgamated with I-Process Services (India) Private Limited during the three months ended December 31, 2011.

Key management personnel

Ms. Chanda Kochhar, Mr. Sandeep Bakhshi[1], Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal[2], Mr. Sonjoy Chatterjee[3].

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita Advani, Ms. Mona Bakhshi[1], Mr. Sameer Bakhshi[1], Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Ms. Narayanan Sudha, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal[2], Mr. Sanjiv Sabharwal[2], Mr. Somnath Chatterjee[3], Mr. Tarak Nath Chatterjee[3], Ms. Sunaina Chatterjee[3], Ms. Nandini Chatterjee[3].

1. Transactions reported upto July 31, 2010.
2. Transactions reported with effect from June 24, 2010.
3. Transactions reported upto April 30, 2010.

The following were the significant transactions between the Bank and its related parties for the year ended March 31, 2012. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2012, the Bank paid insurance premium to insurance subsidiaries amounting to ₹ 957.9 million (March 31, 2011: ₹ 1,529.7 million). The material transactions for the year ended March 31, 2012 were payment of insurance premium to ICICI Lombard General Insurance Company Limited amounting to ₹ 775.8 million (March 31, 2011: ₹ 1,380.8 million) and to ICICI Prudential Life Insurance Company Limited amounting to ₹ 182.1 million (March 31, 2011: ₹ 148.9 million).

During the year ended March 31, 2012, the Bank's insurance claims from the insurance subsidiaries amounted to ₹ 411.5 million (March 31, 2011: ₹ 945.5 million). The material transactions for the year ended March 31, 2012 were with ICICI Lombard General Insurance Company Limited amounting to ₹ 355.2 million (March 31, 2011: ₹ 906.5 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 56.3 million (March 31, 2011: ₹ 39.0 million).

Fees and commission income

During the year ended March 31, 2012, the Bank received fees from its subsidiaries amounting to ₹ 3,841.2 million (March 31, 2011: ₹ 2,809.5 million) and from its associates/joint ventures/other related entities amounting to ₹ 19.9 million (March 31, 2011: ₹ 0.8 million). The material transactions for the year ended March 31, 2012 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 3,077.0 million (March 31, 2011: ₹ 1,969.0 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 421.0 million (March 31, 2011: ₹ 380.0 million) and with ICICI Securities Limited amounting to ₹ 245.9 million (March 31, 2011: ₹ 358.7 million).

During the year ended March 31, 2012, the Bank received commission on bank guarantees from its subsidiaries amounting to ₹ 32.4 million (March 31, 2011: ₹ 10.3 million). The material transactions for the year ended March 31, 2012 were with ICICI Bank UK PLC amounting to ₹ 24.8 million (March 31, 2011: ₹ 8.6 million), ICICI Bank Eurasia Limited Liability Company amounting to ₹ 5.6 million (March 31, 2011: ₹ 0.1 million) and with ICICI Securities Limited amounting to ₹ 1.5 million (March 31, 2011: ₹ 1.5 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2012, the Bank recovered from its subsidiaries an amount of ₹ 1,112.1 million (March 31, 2011: ₹ 1,080.2 million) and from its associates/joint ventures/other related entities an amount of ₹ 38.4 million (March 31, 2011: ₹ 87.5 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2012 were with ICICI Securities Limited amounting to ₹ 272.0 million (March 31, 2011: ₹ 234.5 million), ICICI Home Finance Company Limited amounting to ₹ 258.6 million (March 31, 2011: ₹ 241.1 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 162.6 million (March 31, 2011: ₹ 208.0 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 138.4 million (March 31, 2011: ₹ 178.1 million) and with ICICI Bank UK PLC amounting to ₹ 125.1 million (March 31, 2011: ₹ 84.9 million).

Secondment of employees

During the year ended March 31, 2012, the Bank recovered towards deputation of employees from its subsidiaries an amount of ₹ 37.9 million (March 31, 2011: ₹ 29.1 million) and from its associates/joint ventures/other related entities an amount of ₹ 7.0 million (March 31, 2011: ₹ 40.0 million). The material transactions for the year ended March 31, 2012 were with ICICI Investment Management Company Limited amounting to ₹ 28.2 million (March 31, 2011: ₹ 19.5 million), ICICI Securities Limited amounting to ₹ 11.4 million (March 31, 2011: ₹ 12.1 million), I-Process Services (India) Private Limited amounting to ₹ 7.0 million (March 31, 2011: ₹ 3.8 million), ICICI Merchant Services Private Limited amounting to Nil (March 31, 2011: ₹ 24.4 million) and with ICICI West Bengal Infrastructure Development Corporation Limited amounting to Nil (March 31, 2011: ₹ 7.3 million).

Purchase of investments

During the year ended March 31, 2012, the Bank purchased certain investments from its subsidiaries amounting to ₹ 5,757.0 million (March 31, 2011: ₹ 4,200.0 million). The material transactions for the year ended March 31, 2012 were with ICICI Securities Primary Dealership Limited amounting to ₹ 3,927.5 million (March 31, 2011: ₹ 2,109.6 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 1,675.4 million (March 31, 2011: ₹ 1,991.4 million).

During the year ended March 31, 2012, the Bank invested in equity warrants of Financial Inclusion Network & Operations Limited amounting to ₹ 40.0 million (March 31, 2011: Nil) and in the equity shares of ICICI Lombard General Insurance Company Limited amounting to Nil (March 31, 2011: ₹ 2,516.0 million).

Sale of investments

During the year ended March 31, 2012, the Bank sold certain investments to its subsidiaries amounting to ₹ 9,532.7 million (March 31, 2011: ₹ 12,013.8 million) and to its associates/joint ventures/other related entities amounting to ₹ 48.7 million (March 31, 2011: Nil). The material transactions for the year ended March 31, 2012 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 5,097.7 million (March 31, 2011: ₹ 3,074.9 million), ICICI Securities Primary Dealership Limited amounting to ₹ 2,783.6 million (March 31, 2011: ₹ 8,528.8 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 1,560.3 million (March 31, 2011: ₹ 400.9 million).

Investment in Certificate of Deposits (CDs) issued by ICICI Bank

During the year ended March 31, 2012, subsidiaries have invested in CDs issued by the Bank amounting to ₹ 4,622.5 million (March 31, 2011: ₹ 4,820.9 million). The material transactions for the year ended March 31, 2012 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 3,165.6 million (March 31, 2011: ₹ 4,365.4 million) and with ICICI Securities Primary Dealership Limited amounting to ₹ 1,002.5 million (March 31, 2011: Nil)

Redemption/buyback of investments

During the year ended March 31, 2012, the Bank received a consideration from its associates/joint ventures/other related entities amounting to ₹ 1,396.8 (March 31, 2011: ₹ 1,929.3 million) on account of redemption/buyback/distribution of gain/loss on units/equity shares by associates/joint ventures/other related entities. The material transactions for the year ended March 31, 2012 were with ICICI Emerging Sectors Fund amounting to ₹ 1,396.8 (March 31, 2011: ₹ 389.2 million), ICICI Equity Fund amounting to Nil (March 31, 2011: ₹ 1,336.9 million) and with ICICI Eco-net Internet and Technology Fund amounting to Nil (March 31, 2011: ₹ 203.2 million).

Reimbursement of expenses to subsidiaries

During the year ended March 31, 2012, the Bank reimbursed expenses to its subsidiaries amounting to ₹ 40.6 million (March 31, 2011: ₹ 31.7 million). The material transactions for the year ended March 31, 2012 were with ICICI Bank UK PLC amounting to ₹ 33.9 million (March 31, 2011: ₹ 31.4 million) and with ICICI Bank Canada amounting to ₹ 6.7 million (March 31, 2011: ₹ 0.3 million)

Reimbursement of expenses to the Bank

During the year ended March 31, 2012, subsidiaries reimbursed expenses to the Bank amounting to ₹ 19.0 million (March 31, 2011: ₹ 45.5 million). The material transactions for the year ended March 31, 2012 were with ICICI Bank UK PLC amounting to ₹ 13.4 million (March 31, 2011: ₹ 40.3 million) and with ICICI Bank Canada amounting to ₹ 5.4 million (March 31, 2011: ₹ 5.2 million).

Brokerage, fees and other expenses

During the year ended March 31, 2012, the Bank paid brokerage, fees and other expenses to its subsidiaries amounting to ₹ 491.5 million (March 31, 2011: ₹ 658.7 million) and to its associates/joint ventures/other related entities amounting to ₹ 1,832.5 million (March 31, 2011: ₹ 1,405.4 million). The material transactions for the year ended March 31, 2012 were with ICICI Merchant Services Private Limited amounting to ₹ 953.9 million (March 31, 2011: ₹ 664.4 million), I-Process Services (India) Private Limited amounting to ₹ 606.5 million (March 31, 2011: ₹ 392.9 million), ICICI Home Finance Company Limited amounting to ₹ 349.8 million (March 31, 2011: ₹ 408.3 million), Financial Inclusion Network & Operations Limited amounting to ₹ 259.0 million (March 31, 2011: ₹ 340.3 million) and with ICICI Securities Limited amounting to ₹ 116.1 million (March 31, 2011: ₹ 207.3 million).

Income on custodial services

During the year ended March 31, 2012, the Bank recovered custodial charges from its subsidiaries amounting to ₹ 3.5 million (March 31, 2011: ₹ 1.6 million) and from its associates/joint ventures/other related entities amounting to ₹ 1.4 million (March 31, 2011: ₹ 2.6 million). The material transactions for the year ended March 31, 2012 were with ICICI Securities Primary Dealership Limited amounting to ₹ 3.3 million (March 31, 2011: ₹ 1.6 million), ICICI Strategic Investments Fund amounting to ₹ 0.6 million (March 31, 2011: ₹ 0.9 million), ICICI Equity Fund amounting to ₹ 0.4 million (March 31, 2011: ₹ 0.5 million) and with ICICI Emerging Sectors Fund amounting to ₹ 0.2 million (March 31, 2011: ₹ 0.9 million).

Interest expenses

During the year ended March 31, 2012, the Bank paid interest to its subsidiaries amounting to ₹ 336.4 million (March 31, 2011: ₹ 560.7 million), to its associates/joint ventures/other related entities amounting to ₹ 160.5 million (March 31, 2011: ₹ 79.7 million), to its key management personnel amounting to ₹ 2.0 million (March 31, 2011: ₹ 1.5 million) and to relatives of key management personnel amounting to ₹ 1.1 million (March 31, 2011: ₹ 0.7 million). The material transactions for the year ended March 31, 2012 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 129.1 million (March 31, 2011: ₹ 272.5 million), Mewar Aanchalik Gramin Bank amounting to ₹ 128.9 million (March 31, 2011: ₹ 69.7 million) and with ICICI Securities Limited amounting to ₹ 111.6 million (March 31, 2011: ₹ 157.2 million).

Interest income

During the year ended March 31, 2012, the Bank received interest from its subsidiaries amounting to ₹ 1,686.8 million (March 31, 2011: ₹ 1,579.1 million), from its associates/joint ventures/other related entities amounting to ₹ 49.1 million (March 31, 2011: ₹ 4.8 million), from its key management personnel amounting to ₹ 0.5 million (March 31, 2011: ₹ 0.4 million) and from relatives of key management personnel amounting to ₹ 0.7 million (March 31, 2011: ₹ 0.7 million). The material transactions for the year ended March 31, 2012 were with ICICI Home Finance Company Limited amounting to ₹ 1,181.4 million (March 31, 2011: ₹ 1,127.7 million) and with ICICI Bank Eurasia Limited Liability Company amounting to ₹ 210.9 million (March 31, 2011: ₹ 166.4 million).

Other income

The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. During the year ended March 31, 2012, the net loss of the Bank on forex and derivative transactions entered with subsidiaries was ₹ 337.3 million (March 31, 2011: loss of ₹ 121.9 million). The material transactions for the year ended March 31, 2012 were loss of ₹ 620.0 million (March 31, 2011: loss of ₹ 167.5 million) with ICICI Bank UK PLC, gain of ₹ 352.9 million (March 31, 2011: loss of ₹ 13.9 million) with ICICI Bank Canada, loss of ₹ 242.2 million (March 31, 2011: gain of ₹ 371.7 million) with ICICI Securities Primary Dealership Limited, gain of ₹ 168.4 million (March 31, 2011: loss of ₹ 64.1 million) with ICICI Home Finance Company Limited and gain of ₹ 3.6 million (March 31, 2011: loss of ₹ 248.1 million) with ICICI Bank Eurasia Limited Liability Company. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

Dividend income

During the year ended March 31, 2012, the Bank received dividend from its subsidiaries amounting to ₹ 7,364.1 million (March 31, 2011: ₹ 4,113.5 million). The material transactions for the year ended March 31, 2012 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 2,321.7 million (March 31, 2011: Nil), ICICI Home Finance Company Limited amounting to ₹ 1,714.1 million (March 31, 2011: ₹ 1,499.8 million), ICICI Bank UK PLC amounting to ₹ 1,216.9 million (March 31, 2011: ₹ 185.1 million), ICICI Securities Limited amounting to ₹ 520.1 million (March 31, 2011: ₹ 810.0 million), ICICI Venture Funds Management Company Limited amounting to ₹ 150.0 million (March 31, 2011: ₹ 450.0 million) and with ICICI Lombard General Insurance Company Limited amounting to Nil (March 31, 2011: ₹ 416.6 million).

Dividend paid

During the year ended March 31, 2012, the Bank paid dividend to its key management personnel amounting to ₹ 4.5 million (March 31, 2011: ₹ 4.2 million). The dividend paid during the year ended March 31, 2012 to Ms. Chanda Kochhar was ₹ 3.8 million (March 31, 2011: ₹ 3.2 million) and to Mr. N. S. Kannan was ₹ 0.7 million (March 31, 2011: ₹ 1.0 million). The dividend paid for the year ended March 31, 2011 to Mr. Sandeep Bakhshi was ₹ 0.04 million.

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2012 was ₹ 111.3 million (March 31, 2011: ₹ 79.6 million). The remuneration paid for the year ended March 31, 2012 to Ms. Chanda Kochhar was ₹ 37.7 million (March 31, 2011: ₹ 25.2 million), to Mr. K. Ramkumar was ₹ 25.4 million (March 31, 2011: ₹ 17.6 million), to Mr. N. S. Kannan was ₹ 25.0 million (March 31, 2011: ₹ 15.8 million) and to Mr. Rajiv Sabharwal was ₹ 23.2 million (March 31, 2011: ₹ 9.0 million). The remuneration paid for the year ended March 31, 2011 to Mr. Sandeep Bakhshi was ₹ 7.7 million and to Mr. Sonjoy Chatterjee was ₹ 4.3 million.

Sale of fixed assets

During the year ended March 31, 2012, the Bank sold fixed assets to its subsidiaries amounting to ₹ 18.4 million (March 31, 2011: ₹ 0.9 million) and to its associates/joint ventures/other related entities amounting to Nil (March 31, 2011: ₹ 2.8 million). The material transactions for the year ended March 31, 2012 were with ICICI Venture Funds Management Company Limited amounting to ₹ 14.7 million (March 31, 2011: Nil), ICICI Lombard General Insurance Company Limited amounting to ₹ 2.7 million (March 31, 2011: Nil), ICICI Securities Limited amounting to ₹ 1.0 million (March 31, 2011: ₹ 0.8 million) and with ICICI Merchant Services Private Limited amounting to Nil (March 31, 2011: ₹ 2.8 million).

Purchase of fixed assets

During the year ended March 31, 2012, the Bank purchased fixed assets from its subsidiaries amounting to ₹ 9.4 million (March 31, 2011: ₹ 10.9 million). The material transactions for the year ended March 31, 2012 were with ICICI Lombard General Insurance Company Limited amounting to ₹ 4.6 million (March 31, 2011: Nil), ICICI Prudential Life Insurance Company Limited amounting to ₹ 4.2 million (March 31, 2011: ₹ 0.1 million) and with ICICI Home Finance Company Limited amounting to Nil (March 31, 2011: ₹ 9.9 million).

Sale of gold coins

During the year ended March 31, 2012, the Bank sold gold coins to ICICI Prudential Life Insurance Company Limited amounting to ₹ 45.4 million (March 31, 2011: ₹ 0.9 million).

Donation

During the year ended March 31, 2012, the Bank has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 239.7 million (March 31, 2011: ₹ 61.0 million).

Purchase of loan

During the year ended March 31, 2012, the Bank has purchased loans from ICICI Bank UK PLC amounting to ₹ 12,870.5 million (March 31, 2011: ₹ 688.7 million).

Sale of loan

During the year ended March 31, 2012, the Bank has sold a loan to ICICI Bank UK PLC amounting to ₹ 2,543.8 million (March 31, 2011: Nil).

Purchase of bank guarantees

A bank guarantee facility provided by ICICI Bank UK PLC to one of its clients was transferred to the Bank amounting to ₹ 1,279.2 million (March 31, 2011: Nil) during the year ended March 31, 2012.

Letters of Comfort

The Bank has issued letters of comfort on behalf of its banking subsidiaries, ICICI Bank UK PLC and ICICI Bank Canada. The details of the letters are given below.

On behalf of	To	Purpose
ICICI Bank UK PLC	Financial Services Authority, UK (FSA)	Financially support ICICI Bank UK PLC to ensure that it meets all of its obligations as they fall due.
ICICI Bank Canada	Canada Deposit Insurance Corporation (CDIC)	To comply with the Bank Act and the CDIC regulations or by-laws there under and to indemnify CDIC against all losses, damages, reasonable costs and expenses arising from failure of ICICI Bank Canada in performing the same.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. for Singapore dollar 10.0 million (currently equivalent to ₹ 404.8 million) to the Monetary Authority of Singapore (MAS) and has executed indemnity agreement on behalf of

ICICI Bank Canada to its independent directors for a sum not exceeding Canadian Dollar 2.5 million (currently equivalent to ₹ 127.6 million) each, aggregating to Canadian Dollar 10 million (currently equivalent to ₹ 510.4 million). The aggregate amount of ₹ 915.2 million is included in the contingent liabilities.

As per the assessment done, there is no likely financial impact of the above letters issued to overseas regulators or of the indemnity agreements at March 31, 2012.

In addition to the above, the Bank has also issued letters of comfort in the nature of letters of awareness on behalf of banking and non-banking subsidiaries in respect of their borrowings made or proposed to be made and for other incidental business purposes. As they are in the nature of factual statements or confirmation of facts, they do not create any financial impact on the Bank.

The letters of comfort in the nature of letters of awareness that are outstanding at March 31, 2012 issued by the Bank on behalf of its subsidiaries, aggregate to ₹ 24,238.9 million (March 31, 2011: ₹ 40,240.9 million). During the year ended March 31, 2012, borrowings pertaining to letters of comfort aggregating ₹ 13,640.3 million were repaid and a letter was withdrawn pertaining to facilities amounting to ₹ 2,675.7 million.

As advised by RBI, the Bank has provided additional capital of ₹ 1,033.5 million (March 31, 2011: ₹ 1,700.5 million) on the letters of comfort that are in the nature of letters of awareness issued on behalf of its subsidiaries for their borrowing programmes.

Related party balances

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2012.

₹ in million

Items/Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	11,536.6	2,089.8	41.0	19.8	**13,687.2**
Deposits of ICICI Bank	717.9	—	—	—	**717.9**
Call/term money lent.............	4,568.7	—	—	—	**4,568.7**
Call/term money borrowed....	—	—	—	—	**—**
Advances	18,766.7	1,004.8	9.2	7.4	**19,788.1**
Investments of ICICI Bank	136,699.1	3,484.7	—	—	**140,183.8**
Investments of related parties in ICICI Bank...........................	310.3	15.0	4.1	—	**329.4**
Receivables[1]...........................	637.0	0.2	—	—	**637.2**
Payables[1]...............................	27.3	202.8	—	—	**230.1**
Guarantees/letter of credit	13,546.8	0.1	—	—	**13,546.9**
Swaps/forward contracts (notional amount)..................	168,433.0	—	—	—	**168,433.0**
Employee stock options outstanding (Numbers)..........	—	—	2,701,500	—	**2,701,500**
Employee stock options exercised[2]	—	—	0.9	—	**0.9**

1. Excludes mark-to-market on outstanding derivative transactions.
2. During the year ended March 31, 2012, 86,500 employee stock options were exercised, which have been reported at face value.

forming part of the Accounts *(Contd.)*

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/ other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2012.

₹ in million

Items/ Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	11,536.6	3,150.6	64.0	27.3	**14,778.5**
Deposits of ICICI Bank	3,375.0	—	—	—	**3,375.0**
Call/term money lent	7,068.7	—	—	—	**7,068.7**
Call/term money borrowed	670.5	—	—	—	**670.5**
Advances	19,168.7	1,004.8	10.7	9.2	**20,193.4**
Investments of ICICI Bank	137,086.6	7,513.0	—	—	**144,599.6**
Investments of related parties in ICICI Bank[1]	407.9	15.0	4.1	—	**427.0**
Receivables	2,941.9	154.1[1]	—	—	**3,096.0**
Payables[1]	84.8	266.7	—	—	**351.5**
Guarantees/ letter of credit	13,649.2	0.1	—	—	**13,649.3**
Swaps/forward contracts (notional amount)	308,575.2	—	—	—	**308,575.2**

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2011.

₹ in million

Items/ Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	9,028.7	1,572.2	35.8	12.1	**10,648.8**
Deposits of ICICI Bank	117.8	—	—	—	**117.8**
Call/term money lent	—	—	—	—	**—**
Call/term money borrowed	—	—	—	—	**—**
Advances	18,162.2	44.3	10.6	7.7	**18,224.8**
Investments of ICICI Bank	135,409.7	7,518.6	—	—	**142,928.3**
Investments of related parties in ICICI Bank	387.2	15.0	3.5	—	**405.7**
Receivables[1]	516.8	188.2	—	—	**705.0**
Payables[1]	69.0	117.8	—	—	**186.8**
Guarantees/ letter of credit	5,975.9	0.1	—	—	**5,976.0**
Swaps/forward contracts (notional amount)	271,676.7	—	—	—	**271,676.7**
Employee stock options outstanding (Number)	—	—	2,263,000	—	**2,263,000**
Employee stock options exercised[2]	—	—	—	—	**—**

1. Excludes mark-to-market on outstanding derivative transactions.
2. During the year ended March 31, 2011, no employee stock options were exercised.

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/ other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2011.

₹ in million

Items/Related party	Subsidiaries	Associates/ joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	13,241.6	2,285.9	37.0	21.2	**15,585.7**
Deposits of ICICI Bank	164.7	—	—	—	**164.7**
Call/term money lent	6,235.3	—	—	—	**6,235.3**
Call/term money borrowed	2,990.0	—	—	—	**2,990.0**
Advances	22,118.6	78.8	11.1	9.1	**22,217.6**
Investments of ICICI Bank	138,972.5	10,358.1	—	—	**149,330.6**
Investments of related parties in ICICI Bank[1]	564.6	15.0	3.5	—	**583.1**
Receivables	4,223.4	261.3[1]	—	—	**4,484.7**
Payables[1]	662.8	117.9	—	—	**780.7**
Guarantees/ letter of credit	5,976.8	0.1	—	—	**5,976.9**
Swaps/forward contracts (notional amount)	305,497.6	—	—	—	**305,497.6**

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

43. Small and micro enterprises

Under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2012, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was ₹ 7.1 million (March 31, 2011: ₹ 17.9 million). An amount of ₹ 0.1 million (March 31, 2011: ₹ 0.7 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

44. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2012 was ₹ 1,510,000 (March 31, 2011: ₹ 510,000). RBI imposed a penalty of ₹ 1,500,000 in April 2011 on the Bank towards non-compliance of certain instructions issued by RBI in respect of derivative business and in February 2012, RBI imposed a penalty of ₹ 10,000 under section 11(3) of FEMA, 1999 with regard to delay in reporting a FDI transaction. The Bank has paid the penalties to RBI.

45. Disclosure of complaints

The following table sets forth, for the periods indicated, the movement of the outstanding number of complaints.

Particulars	**Year ended March 31, 2012**	*Year ended March 31, 2011*
a) No. of complaints pending at the beginning of the year	**3,024**	*2,102*
b) No. of complaints relating to erstwhile Bank of Rajasthan at August 12, 2010	**—**	*57*
c) No. of complaints received during the year	**155,115**	*155,475*[1]
d) No. of complaints redressed during the year	**154,302**	*154,610*
e) No. of complaints pending at the end of the year	**3,837**	*3,024*

1. Includes complaints received relating to erstwhile Bank of Rajasthan from August 13, 2010.
2. Does not include complaints redressed within 1 working day.

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the details of awards during the year.

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
a) No. of unimplemented awards at the beginning of the year	—	—
b) No. of unimplemented awards relating to erstwhile Bank of Rajasthan at August 12, 2010	—	2[1]
c) No. of awards passed by the Banking Ombudsmen during the year	—	—
d) No. of awards implemented during the year	—	—
e) No. of unimplemented awards at the end of the year	—	—

1. These unimplemented awards had become null and void as the appeal preferred before Appellate Authority for the same has been upheld.

46. Drawdown from reserves

There has been no draw down from reserves during the year ended March 31, 2012 (March 31, 2011: ₹ 1,160.0 million from investment reserve account).

47. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

Signatures to Schedules 1 to 18

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & Co.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer &
Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

ICICI Bank

Statement pursuant to Section 212 of the Companies Act, 1956, relating to subsidiary companies

Sr. No.	Name of the subsidiary company	Financial year of the subsidiary ended on	No. of equity shares held by ICICI Bank and/or its nominees in the subsidiary at March 31, 2012	Extent of interest of ICICI Bank in capital of subsidiary	Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank and is not dealt with in the accounts of ICICI Bank[1] (₹ in '000s)		Net aggregate amount of profits/(losses) of the subsidiary so far as it concerns the members of ICICI Bank dealt with or provided for in the accounts of ICICI Bank[2] (₹ in '000s)	
					For the financial year ended March 31, 2012	For the previous financial years of the subsidiary since it became a subsidiary	For the financial year ended March 31, 2012	For the previous financial years of the subsidiary since it became a subsidiary
1	ICICI Securities Primary Dealership Limited	March 31, 2012	15,634 equity shares of ₹ 100,000 each fully paid up	100.0%	419,068	6,751,833	437,752	7,400,293
2	ICICI Securities Limited	March 31, 2012	805,353,500 equity shares of ₹ 2 each, fully paid up	100.0%	251,199	1,513,941	520,097	3,646,540
3	ICICI Securities Holdings Inc.[3]	March 31, 2012	16,640,000 common stock of USD 1 each fully paid up held by ICICI Securities Limited	-	69	(143,961)	Nil	Nil
4	ICICI Securities Inc.[3]	March 31, 2012	12,380,000 common stock of USD 1 each fully paid up held by ICICI Securities Holdings Inc.	-	8,475	(524,312)	Nil	15,635
5	ICICI Venture Funds Management Company Limited	March 31, 2012	1,000,000 equity shares of ₹ 10 each fully paid up	100.0%	533,600	1,996,259	150,000	4,160,979
6	ICICI International Limited[4]	March 31, 2012	90,000 ordinary shares of USD 10 each fully paid up	100.0%	(4,411)	41,349	Nil	15,782
7	ICICI Home Finance Company Limited	March 31, 2012	1,098,750,000 equity shares of ₹ 10 each fully paid up	100.0%	882,481	3,024,294	1,714,050	4,353,258
8	ICICI Trusteeship Services Limited	March 31, 2012	50,000 equity shares of ₹ 10 each fully paid up	100.0%	338	2,761	Nil	Nil
9	ICICI Investment Management Company Limited	March 31, 2012	10,000,700 equity shares of ₹ 10 each fully paid up	100.0%	17,156	26,303	Nil	Nil
10	ICICI Prudential Life Insurance Company Limited	March 31, 2012	1,055,310,907 equity shares of ₹ 10 each fully paid up	73.9%	7,902,252	(19,451,256)	2,321,255	Nil
11	ICICI Lombard General Insurance Company Limited	March 31, 2012	320,635,518 equity shares of ₹ 10 each fully paid up	73.4%	(3,057,522)	705,763	Nil	2,117,208
12	ICICI Bank UK PLC[4]	March 31, 2012	545,000,000 ordinary shares of USD 1 each and 50,002 ordinary shares of 1 GBP each	100.0%	60,634	6,997,164	1,156,337	723,143
13	ICICI Bank Canada[5, 8]	December 31, 2011	839,500,000 common shares of Canadian Dollar (CAD) 1 each	100.0%	1,414,023	2,270,933	286,984	575,377
14	ICICI Bank Eurasia Limited Liability Company[#,6,8]	December 31, 2011	Not Applicable #	100.0%	(228,605)	438,556	425,517	Nil
15	ICICI Prudential Asset Management Company Limited	March 31, 2012	9,002,573 equity shares of ₹ 10 each, fully paid up	51.0%	156,548	676,856	292,583	1,139,446
16	ICICI Prudential Trust Limited	March 31, 2012	51,157 equity shares of ₹ 10 each, fully paid up	50.8%	(157)	2,142	1,023	2,199
17	ICICI Prudential Pension Funds Management Company Limited[7]	March 31, 2012	11,000,000 equity shares of ₹ 10 each, fully paid up held by ICICI Prudential Life Insurance Company Limited	-	(329)	(139)	Nil	Nil

The shares in the authorised capital of ICICI Bank Eurasia Limited Liability Company are registered without issue of equity shares due to the legal form of the subsidiary.

1. The above companies (other than ICICI Bank UK PLC, ICICI Bank Canada, ICICI Bank Eurasia Limited Liability Company, ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited and ICICI Prudential Pension Funds Management Company Limited) which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to the merger of erstwhile ICICI Limited with ICICI Bank.
2. The amount received by erstwhile ICICI Limited upto March 29, 2002 as dividend has also been included in the reserves of ICICI Bank.
3. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
4. The profits of ICICI Bank UK PLC and ICICI International Limited for the year ended March 31, 2012 have been translated into Indian Rupees at the rate of 1 USD = ₹ 47.9310.
5. The profits of ICICI Bank Canada for the year ended December 31, 2011 have been translated into Indian Rupees at the rate of 1 CAD = ₹ 47.6006.
6. The profits of ICICI Bank Eurasia Limited Liability Company for the year ended December 31, 2011 have been translated into Indian Rupees at the rate of 1 RUB = ₹ 1.6032.
7. ICICI Prudential Pension Funds Management Company Limited, a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited, was incorporated on April 22, 2009.
8. The information furnished for ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2011 to December 31, 2011, being their financial year.

The key financial parameters of the following companies at March 31, 2012 and their movement from December 31, 2011 are given below.

₹ in '000s

Particulars	ICICI Bank Canada[b]			ICICI Bank Eurasia Limited Liability Company[c]		
	At March 31, 2012	At December 31, 2011	Movement	At March 31, 2012	At December 31, 2011	Movement
Fixed assets	90,189	101,754	(11,565)	48,520	52,352	(3,832)
Investments	54,105,651	59,274,040	(5,168,389)	881,090	840,137	40,954
Advances	201,762,384	209,261,417	(7,499,033)	10,379,087	8,829,992	1,549,095
Borrowings[a]	66,916,508	63,247,134	3,669,374	8,790,145	9,235,802	(445,657)

a. Since it is not possible to identify the amount borrowed to meet the current liabilities, the amount shown above represents the total borrowings. The borrowings include subordinate debts and exclude preferred shares.

b. The financial parameters of ICICI Bank Canada have been translated into Indian Rupees at 1 CAD = ₹ 51.0425 at March 31, 2012 and 1 CAD = ₹ 51.9950 at December 31, 2011.

c. The financial parameters of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at 1 RUB = ₹ 1.76333 at March 31, 2012 and 1 RUB = ₹ 1.68465 at December 31, 2011.

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place: Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

ICICI Bank

Consolidated financial statements of ICICI Bank Limited and its subsidiaries

ICICI Bank

To the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries, Associates and Joint Ventures.

1. We have audited the attached consolidated balance sheet of ICICI Bank Limited (the 'Bank') and its subsidiaries, associates and joint ventures (the 'ICICI Group'), as at March 31, 2012, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of ICICI Bank Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries, whose financial statements reflect total assets of ₹ 589,572 million as at March 31, 2012, total revenue of ₹ 70,495 million and cash flows amounting to ₹ 6,938 million for the year then ended. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4. We did not audit the financial statements of Singapore, Bahrain, Hong Kong, Dubai, Qatar, Sri Lanka and New York- USA branches, whose financial statements reflect total assets of ₹ 1,140,883 million as at March 31, 2012, total revenue of ₹53,809 million for the year ended March 31, 2012 and net cash flows amounting to ₹ 119,605 million for the year then ended. These financial statements have been audited by other auditors, duly qualified to acts as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

5. We have also relied on the un-audited financial statements of certain subsidiaries, associates and joint ventures, whose financial statements reflect total assets of ₹ 30,130 million as at March 31, 2012, total revenues of ₹ 5,731 million and net cash flows amounting to ₹ 1,052 million for the year then ended.

6. We have jointly audited, with other auditor, the financial statements of subsidiary which reflect total assets of ₹ 716,544 million as at March 31, 2012, total revenue of ₹ 176,204 million and cash flows amounting to ₹ 7,827 million for the year then ended. For the purpose of the consolidated financial statements, we have relied upon the work of other auditors.

7. We report that the consolidated financial statements have been prepared by the ICICI Bank Limited's management in accordance with the requirements of Accounting Standards (AS) 21, Consolidated financial statements, Accounting Standards (AS) 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard (AS) 27, Financial Reporting of Interests in Joint Ventures notified pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended).

8. The actuarial valuation of liabilities for life policies in force is the responsibility of the ICICI Group's life insurance subsidiary's appointed actuary (the Appointed Actuary). The actuarial valuation of these liabilities as at March 31, 2012 has been duly certified by the Appointed Actuary and in his opinion the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development authority (IRDA') and the Actuarial Society in concurrence with the IRDA. The statutory auditors of ICICI Prudential Life Insurance Company Limited have relied upon appointed Actuary's certificate in this regard.

9. The actuarial valuation of liability in respect of claims incurred but not reported ('IBNR') and those incurred but not enough reported ('IBNER') are the responsibility of the ICICI Group's general insurance subsidiary's appointed actuary (the Appointed Actuary). The actuarial valuation of these liabilities as at March 31, 2012 has been duly certified by the Appointed Actuary and in his opinion the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development authority (IRDA') and the Actuarial Society in concurrence with the IRDA. The statutory auditors of ICICI Lombard General Insurance Company Limited have relied upon appointed Actuary's certificate in this regard.

10. Based on our audit and on consideration of reports of other auditors and branches auditors on separate financial statements and other financial information of the components, and the consideration of the un-audited financial statements, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

    (a) in the case of the consolidated balance sheet, of the state of affairs of the ICICI Group as at March 31, 2012;
    (b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date; and
    (c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For S.R. Batliboi & Co.
Firm registration number: 301003E
Chartered Accountants

per Shrawan Jalan
Partner
Membership No.: 102102

Mumbai
April 27, 2012

consolidated balance sheet

ICICI Bank **at March 31, 2012** **(₹ in '000s)**

	Schedule	At 31.03.2012	*At 31.03.2011*
CAPITAL AND LIABILITIES			
Capital	1	**11,527,683**	*11,518,200*
Employees stock options outstanding		**23,854**	*2,929*
Reserves and surplus	2	**601,213,423**	*541,503,823*
Minority interest	2A	**14,277,247**	*13,582,218*
Deposits	3	**2,819,504,736**	*2,591,060,049*
Borrowings	4	**1,612,966,218**	*1,258,388,602*
Liabilities on policies in force		**662,294,640**	*644,820,556*
Other liabilities and provisions	5	**320,106,314**	*276,802,280*
TOTAL CAPITAL AND LIABILITIES		**6,041,914,115**	*5,337,678,657*
ASSETS			
Cash and balances with Reserve Bank of India	6	**207,281,806**	*212,340,063*
Balances with banks and money at call and short notice	7	**204,281,077**	*181,512,556*
Investments	8	**2,398,640,912**	*2,096,527,791*
Advances	9	**2,921,254,179**	*2,560,193,137*
Fixed assets	10	**54,319,822**	*54,895,477*
Other assets	11	**256,136,319**	*232,209,633*
TOTAL ASSETS		**6,041,914,115**	*5,337,678,657*
Contingent liabilities	12	**10,375,591,283**	*10,225,996,643*
Bills for collection		**76,129,947**	*85,304,043*
Significant accounting policies and notes to accounts	17 & 18		

The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

FOR S.R. BATLIBOI & CO.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer &
Company Secretary

RAKESH JHA
Deputy Chief
Financial Officer

consolidated profit and loss account

for the year ended March 31, 2012 **(₹ in '000s)**

		Schedule	Year ended 31.03.2012	*Year ended 31.03.2011*
I.	**INCOME**			
	Interest earned	13	**379,948,587**	*300,814,041*
	Other income	14	**286,634,177**	*315,133,003*
	TOTAL INCOME		**666,582,764**	*615,947,044*
II.	**EXPENDITURE**			
	Interest expended	15	**250,132,455**	*193,425,685*
	Operating expenses	16	**295,520,458**	*313,024,545*
	Provisions and contingencies (refer note 18.7)		**41,553,508**	*46,314,873*
	TOTAL EXPENDITURE		**587,206,421**	*552,765,103*
III.	**PROFIT/(LOSS)**			
	Net profit for the year		**79,376,343**	*63,181,941*
	Less: Minority interest		**2,946,988**	*2,249,269*
	Net profit/(loss) after minority interest		**76,429,355**	*60,932,672*
	Profit/(loss) brought forward		**40,077,613**	*16,886,406*
	TOTAL PROFIT/(LOSS)		**116,506,968**	*77,819,078*
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**16,170,000**	*12,880,000*
	Transfer to Reserve Fund		**10,665**	*360*
	Transfer to Capital Reserve		**380,000**	*832,500*
	Transfer to/(from) Investment Reserve Account		**—**	*(1,160,000)*
	Transfer to Special Reserve		**7,020,000**	*5,720,000*
	Transfer to Revenue and other reserves		**1,877,920**	*679,371*
	Dividend (including corporate dividend tax) for the previous year paid during the year		**4,284**	*21,658*
	Proposed equity share dividend		**19,020,400**	*16,125,811*
	Proposed preference share dividend		**35**	*35*
	Corporate dividend tax		**3,257,185**	*2,641,730*
	Balance carried over to balance sheet		**68,766,479**	*40,077,613*
	TOTAL		**116,506,968**	*77,819,078*
Significant accounting policies and notes to accounts		17 & 18		
Earnings per share (refer note 18.1)				
	Basic (₹)		**66.33**	*53.54*
	Diluted (₹)		**66.06**	*53.25*
Face value per share (₹)			**10.00**	*10.00*

The schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

Place : Mumbai
Date : April 27, 2012

consolidated cash flow statement

ICICI Bank **for the year ended March 31, 2012** (₹ in '000s)

Particulars		Year ended 31.03.2012	*Year ended 31.03.2011*
Cash flow from operating activities			
Profit before taxes		103,919,499	*81,647,759*
Adjustments for :			
Depreciation and amortisation		7,546,097	*8,576,451*
Net (appreciation)/depreciation on investments		7,773,019	*14,541,573*
Provision in respect of non-performing assets (including prudential provision on standard assets)		10,789,101	*20,555,297*
Provision for contingencies & others		2,100,543	*1,881,817*
(Profit)/loss on sale of fixed assets		37,180	*(299,958)*
Employee stock options grants		93,240	*2,929*
		132,258,679	*126,905,868*
Adjustments for :			
(Increase)/decrease in investments		(126,076,483)	*(79,202,742)*
(Increase)/decrease in advances		(335,829,069)	*(261,585,581)*
Increase/(decrease) in borrowings		276,971,782	*75,360,723*
Increase/(decrease) in deposits		228,444,687	*40,049,589*
(Increase)/decrease in other assets		(24,703,198)	*25,485,114*
Increase/(decrease) in other liabilities and provisions		83,850,256	*58,657,380*
		102,657,975	*(141,235,517)*
Refund/(payment) of direct taxes		(26,082,984)	*(22,046,919)*
Net cash flow from/(used in) operating activities	(A)	208,833,670	*(36,376,568)*
Cash flow from investing activities			
Purchase of fixed assets		(6,054,398)	*(8,940,934)*
Proceeds from sale of fixed assets		180,758	*707,207*
(Purchase)/sale of held to maturity securities		(206,755,330)	*(52,576,194)*
Net cash used in investing activities	(B)	(212,628,970)	*(60,809,921)*
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		591,128	*1,426,887*
Net proceeds/(repayment) of bonds (including subordinated debt)		35,843,538	*20,712,924*
Dividend and dividend tax paid		(19,013,434)	*(15,567,579)*
Net cash generated from financing activities	(C)	17,421,232	*6,572,232*
Effect of exchange fluctuation on translation reserve	(D)	4,084,332	*1,253,363*
Net cash and cash equivalents taken over from erstwhile The Bank of Rajasthan Limited on amalgamation	(E)	-	*11,772,300*
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)+(E)		17,710,264	*(77,588,594)*
Cash and cash equivalents at the beginning of the year		393,852,619	*471,441,213*
Cash and cash equivalents at end of the year		411,562,883	*393,852,619*

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
The schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO.
Firm's Registration no.: 301003E
Chartered Accountants

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

SHRAWAN JALAN
Partner
Membership no.: 102102

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

forming part of the Consolidated Balance Sheet (₹ in '000s)

	At 31.03.2012	At 31.03.2011
SCHEDULE 1 - CAPITAL		
Authorised capital		
1,275,000,000 equity shares of ₹ 10 each (March 31, 2011: 1,275,000,000 equity shares of ₹ 10 each)	12,750,000	12,750,000
15,000,000 shares of ₹ 100 each (March 31, 2011: 15,000,000 shares of ₹ 100 each)[1]	1,500,000	1,500,000
350 preference shares of ₹ 10 million each (March 31, 2011: 350 preference shares of ₹ 10 million each)[2]	3,500,000	3,500,000
Equity share capital		
Issued, subscribed and paid-up capital		
1,151,772,372 equity shares of ₹ 10 each (March 31, 2011: 1,114,845,314 equity shares)	11,517,723	11,148,453
Add: Nil equity shares of ₹ 10 each fully paid up issued to shareholders of erstwhile The Bank of Rajasthan Limited (March 31, 2011 : 34,184,121 equity shares)	—	341,841
Less: Nil equity shares of the Bank, earlier held by erstwhile The Bank of Rajasthan Limited, extinguished on amalgamation (March 31, 2011 : 200 equity shares)	—	(2)
Add: 942,070 equity shares of ₹ 10 each fully paid up (March 31, 2011: 2,743,137 equity shares) issued pursuant to exercise of employee stock options	9,421	27,431
	11,527,144	11,517,723
Less: Calls unpaid	(231)	(293)
Add: 111,603 equity shares forfeited (March 31, 2011: 111,603 equity shares)	770	770
TOTAL CAPITAL	11,527,683	11,518,200

1. These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.
2. Pursuant to RBI circular no. DBOD.BP.BC No.81/ 21.01.002/2009-10, the issued and paid-up preference shares are grouped under Schedule 4- "Borrowings".

	At 31.03.2012	At 31.03.2011
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	73,746,519	58,863,807
Additions during the year[1]	16,170,000	14,882,712
Deductions during the year	—	—
Closing balance	89,916,519	73,746,519
II. Special reserve		
Opening balance	33,551,700	27,831,700
Additions during the year	7,020,000	5,720,000
Deductions during the year	—	—
Closing balance	40,571,700	33,551,700
III. Securities premium		
Opening balance	313,321,891	313,801,906
Additions during the year[2]	653,961	1,617,958
Deductions during the year[3]	—	2,097,973
Closing balance	313,975,852	313,321,891
IV. Investment reserve account		
Opening balance	—	1,160,000
Additions during the year	—	—
Deductions during the year[4]	—	1,160,000
Closing balance	—	—

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* (₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
V. Unrealised investment reserve[5]		
Opening balance	(1,537,717)	*(521,469)*
Additions during the year	1,749,967	*97,939*
Deductions during the year	126,799	*1,114,187*
Closing balance	85,451	*(1,537,717)*
VI. Capital reserve		
Opening balance	21,707,857	*20,875,357*
Additions during the year[6]	380,000	*832,500*
Deductions during the year	—	*—*
Closing balance[7]	22,087,857	*21,707,857*
VII. Foreign currency translation reserve		
Opening balance	6,345,887	*5,092,984*
Additions during the year	10,995,811	*1,961,480*
Deductions during the year	6,939,164	*708,577*
Closing balance	10,402,534	*6,345,887*
VIII. Reserve fund		
Opening balance	11,279	*10,919*
Additions during the year[8]	10,665	*360*
Deductions during the year	—	*—*
Closing balance	21,944	*11,279*
IX. Revenue and other reserves		
Opening balance - joint ventures	(2,687)	*(2,687)*
Opening balance - others	54,281,481	*57,817,185*
Additions during the year - joint ventures	—	*—*
Additions during the year - others[9,10]	3,331,588	*1,766,237*
Deductions during the year - joint ventures	—	*—*
Deductions during the year - others	1,507,501	*5,301,941*
Closing balance[11,12]	56,102,881	*54,278,794*
X. Balance in profit and loss account - others	68,766,479	*40,081,420*
Addition/(deductions): Adjustments[13]	(717,794)	*—*
Balance in profit and loss account - others	68,048,685	*40,081,420*
XI. Balance in profit and loss account - joint ventures	—	*(3,807)*
TOTAL RESERVES AND SURPLUS	**601,213,423**	*541,503,823*

1. Includes ₹ 2,002.7 million at March 31, 2011 on account of amalgamation of erstwhile The Bank of Rajasthan Limited.
2. Includes ₹ 471.9 million (March 31, 2011: ₹ 1,391.3 million) on exercise of employee stock options.
3. Represents excess of paid up value of equity shares issued over the fair value of the net assets acquired on amalgamation with erstwhile The Bank of Rajasthan Limited and amalgamation expenses at March 31, 2011.
4. Represents the amount utilised for provision made during the year towards depreciation in investments in available for sale and held for trading categories.
5. Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.
6. Includes profit on sale of investments in held to maturity category, net of taxes and transfer to Statutory Reserve. Also includes profit on sale of land buildings, net of taxes and transfer to Statutory Reserve.
7. Includes capital reserve on consolidation amounting to ₹ 82.2 million (March 31, 2011: ₹ 82.2 million).
8. Includes appropriations made to Reserve Fund and Investment Fund account in accordance with regulations applicable to Sri Lanka branch.
9. Refer item 14 in schedule-18.
10. At March 31, 2012 includes ₹ 50.4 million (March 31, 2011:Nil) transferred to General reserve in terms of RBI circular no. DBOD.No.BP.BC. 26/21.04.048/2008-09 dated July 30, 2008, on Agricultural Debt Waiver and Debt Relief Scheme, 2008.
11. Includes unrealised profit/(loss), net of tax, of ₹ (2,037.9) million [March 31, 2011: ₹ (3,258.6) million] pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
12. Includes restricted reserve of ₹ 4,753.8 million (March 31, 2011: ₹ 6,222.3 million) primarily relating to lapsed contracts of the life insurance subsidiary.
13. Represents the impact of ₹ 717.8 million on account of transition of the financial statements of ICICI Bank Canada from Canadian GAAP to International Financial Reporting Standards (IFRS). Refer item 17 in schedule-18.

forming part of the Consolidated Balance Sheet *(Contd.)*

(₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	13,582,218	*12,704,046*
Subsequent increase/(decrease)	695,029	*878,172*
CLOSING MINORITY INTEREST	14,277,247	*13,582,218*
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	19,679,064	*20,176,015*
ii) From others	339,015,263	*334,537,779*
II. Savings bank deposits	829,071,333	*732,637,812*
III. Term deposits		
i) From banks	98,704,681	*153,559,266*
ii) From others	1,533,034,395	*1,350,149,177*
TOTAL DEPOSITS	2,819,504,736	*2,591,060,049*
B. I. Deposits of branches in India	2,416,126,468	*2,132,983,708*
II. Deposits of branches/subsidiaries outside India	403,378,268	*458,076,341*
TOTAL DEPOSITS	2,819,504,736	*2,591,060,049*
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	183,985,000	*5,000,000*
ii) Other banks	45,759,565	*63,186,638*
iii) Other institutions and agencies		
a) Government of India	52,813	*299,581*
b) Financial institutions/others	85,884,260	*89,874,799*
iv) Borrowings in the form of		
a) Deposits	5,945,563	*18,959,593*
b) Commercial paper	13,033,986	*7,019,749*
c) Bonds and debentures (excluding subordinated debt)[1]	14,030,626	*21,331,106*
v) Application money-bonds	—	—
vi) Capital instruments		
- Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	13,010,000	*13,010,000*
- Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	98,181,421	*98,188,633*
- Redeemable Non-Cumulative Preference Shares (RNCPS) (Redeemable Non-Cumulative Preference Shares of ₹ 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018)	3,500,000	*3,500,000*
- Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	206,416,361	*201,316,236*
TOTAL BORROWINGS IN INDIA	669,799,595	*521,686,335*
II. Borrowings outside India		
i) Capital instruments		
- Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	17,244,895	*15,106,107*
- Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	49,944,301	*43,926,075*
- Unsecured redeemable debentures/bonds(subordinated debt included in Tier II capital)	12,271,840	*14,553,006*
ii) Bonds and notes	342,264,313	*294,843,311*
iii) Other borrowings[2]	521,441,274	*368,273,768*
TOTAL BORROWINGS OUTSIDE INDIA	943,166,623	*736,702,267*
TOTAL BORROWINGS	1,612,966,218	*1,258,388,602*

1. Includes borrowings guaranteed by Government of India amounting to Nil (March 31, 2011: ₹ 4,367.5 million).
2. Includes borrowings guaranteed by Government of India for the equivalent of ₹ 16,358.1 million (March 31, 2011: ₹ 16,515.0 million).
3. Secured borrowings in I and II above are ₹ 77,175.5 million (March 31, 2011: ₹ 15,403.1 million) except borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility with RBI.

 (₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	37,974,191	*35,615,550*
II. Inter-office adjustments (net credit)	3,076,441	*—*
III. Interest accrued	34,553,656	*32,569,903*
IV. Sundry creditors	111,053,333	*89,239,928*
V. Provision for standard assets	17,529,163	*16,909,115*
VI. Others[1]	115,919,530	*102,467,784*
TOTAL OTHER LIABILITIES AND PROVISIONS	**320,106,314**	*276,802,280*

1. Includes:
   a) Proposed dividend amounting to ₹ 19,020.4 million (March 31, 2011: ₹ 16,125.8 million).
   b) Corporate dividend tax payable of ₹ 2,524.3 million (March 31, 2011: ₹ 2,254.2 million).

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	49,362,026	*41,109,739*
II. Balances with Reserve Bank of India in current accounts	157,919,780	*171,230,324*
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**207,281,806**	*212,340,063*

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) in current accounts	3,901,946	*5,864,648*
b) in other deposit accounts	56,200,514	*55,013,756*
ii) Money at call and short notice		
a) with banks	5,087,500	*9,600,000*
b) with other institutions	7,231,647	*3,180,818*
TOTAL	72,421,607	*73,659,222*
II. Outside India		
i) in current accounts	25,520,589	*25,140,674*
ii) in other deposit accounts	35,288,381	*11,408,038*
iii) Money at call and short notice	71,050,500	*71,304,622*
TOTAL	131,859,470	*107,853,334*
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**204,281,077**	*181,512,556*

forming part of the Consolidated Balance Sheet *(Contd.)* (₹ in '000s)

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 8 - INVESTMENTS		
I. Investments in India (net of provisions)		
i) Government securities	993,524,949	*732,979,973*
ii) Other approved securities	4,250	*356,398*
iii) Shares (includes equity and preference shares)[1]	41,536,762	*41,536,041*
iv) Debentures and bonds	254,442,730	*206,459,725*
v) Assets held to cover linked liabilities of life insurance business	578,173,746	*588,265,347*
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments etc.)	410,125,260	*388,530,238*
TOTAL INVESTMENTS IN INDIA	2,277,807,697	*1,958,127,722*
II. Investments outside India (net of provisions)		
i) Government securities	67,140,077	*54,619,909*
ii) Others	53,693,138	*83,780,160*
TOTAL INVESTMENTS OUTSIDE INDIA	120,833,215	*138,400,069*
TOTAL INVESTMENTS	2,398,640,912	*2,096,527,791*
III. Investments in India		
Gross value of investments[2]	2,305,164,599	*1,984,587,186*
Less: Aggregate of provision/depreciation/(appreciation)	27,356,902	*26,459,464*
Net investments	2,277,807,697	*1,958,127,722*
IV. Investments outside India		
Gross value of investments	123,846,674	*141,810,619*
Less: Aggregate of provision/depreciation/(appreciation)	3,013,459	*3,410,550*
Net investments	120,833,215	*138,400,069*
TOTAL INVESTMENTS	2,398,640,912	*2,096,527,791*

1. Includes acquisition cost of investment in associates of ₹ 494.9 million (March 31, 2011: ₹ 578.7 million).
2. Includes appreciation of ₹ 27,322.5 million (appreciation in March 31, 2011: ₹ 72,320.7 million) on investments held to cover linked liabilities of life insurance business.

	At 31.03.2012	*At 31.03.2011*
SCHEDULE 9 - ADVANCES (net of provisions)		
A. i) Bills purchased and discounted	59,774,883	*70,301,265*
ii) Cash credits, overdrafts and loans repayable on demand	322,483,353	*307,352,546*
iii) Term loans	2,319,891,049	*2,057,775,362*
iv) Securitisation, finance lease and hire purchase receivables	219,104,894	*124,763,964*
TOTAL ADVANCES	2,921,254,179	*2,560,193,137*
B. i) Secured by tangible assets [includes advances against book debts]	2,426,141,317	*1,922,059,342*
ii) Covered by bank/government guarantees	13,869,020	*27,057,409*
iii) Unsecured	481,243,842	*611,076,386*
TOTAL ADVANCES	2,921,254,179	*2,560,193,137*
C. I. Advances in India		
i) Priority sector	592,856,433	*534,015,609*
ii) Public sector	11,968,345	*13,788,639*
iii) Banks	154,618	*1,810,607*
iv) Others	1,290,662,186	*1,132,200,854*
TOTAL ADVANCES IN INDIA	1,895,641,582	*1,681,815,709*
II. Advances outside India		
i) Due from banks	27,655,594	*43,708,080*
ii) Due from others		
a) Bills purchased and discounted	6,357,136	*11,610,861*
b) Syndicated and term loans	845,174,352	*752,209,407*
c) Others	146,425,515	*70,849,080*
TOTAL ADVANCES OUTSIDE INDIA	1,025,612,597	*878,377,428*
TOTAL ADVANCES	2,921,254,179	*2,560,193,137*

ICICI Bank **forming part of the Consolidated Balance Sheet** *(Contd.)* (₹ in '000s)

	At 31.03.2012	At 31.03.2011
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	45,902,791	28,681,193
Additions during the year[1]	1,656,184	18,438,137
Deductions during the year	(591,807)	(1,216,539)
Depreciation to date	(9,383,551)	(8,156,035)
Net block	37,583,617	37,746,756
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	41,441,024	36,232,085
Additions during the year[1]	4,441,598	6,665,154
Deductions during the year	(746,961)	(1,456,215)
Depreciation to date	(30,793,785)	(26,862,655)
Net block	14,341,876	14,578,369
III. Assets given on Lease		
At cost at March 31 of preceding year	17,510,087	17,760,500
Additions during the year	—	—
Deductions during the year	(543)	(250,413)
Depreciation to date, accumulated lease adjustment and provisions	(15,115,215)	(14,939,735)
Net block	2,394,329	2,570,352
TOTAL FIXED ASSETS	54,319,822	54,895,477

1. Includes assets acquired from erstwhile The Bank of Rajasthan Limited.

	At 31.03.2012	At 31.03.2011
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net debit)	—	207,829
II. Interest accrued	53,644,915	49,240,460
III. Tax paid in advance/tax deducted at source (net)	38,176,875	37,124,889
IV. Stationery and stamps	10,308	109,751
V. Non-banking assets acquired in satisfaction of claims[1]	600,575	887,459
VI. Advance for capital assets	1,494,098	1,418,588
VII. Deposits	12,144,123	13,776,546
VIII. Deferred tax asset (net)	28,033,693	29,936,668
IX. Others[2]	122,031,732	99,507,443
TOTAL OTHER ASSETS	256,136,319	232,209,633

1. Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2. Includes goodwill on consolidation amounting to ₹ 1,432.3 million (March 31, 2011: ₹ 1,464.8 million).

	At 31.03.2012	At 31.03.2011
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	34,360,751	21,093,514
II. Liability for partly paid investments	128,050	128,050
III. Liability on account of outstanding forward exchange contracts[1]	3,672,103,795	2,550,667,789
IV. Guarantees given on behalf of constituents		
a) In India	721,472,153	647,524,739
b) Outside India	243,307,639	182,021,705
V. Acceptances, endorsements and other obligations	569,297,814	393,972,235
VI. Currency swaps[1]	629,205,403	567,720,233
VII. Interest rate swaps, currency options and interest rate futures[1]	4,441,277,345	5,800,967,594
VIII. Other items for which the Group is contingently liable [2]	64,438,333	61,900,784
TOTAL CONTINGENT LIABILITIES	10,375,591,283	10,225,996,643

1. Represents notional amount.
2. Includes an amount of ₹ 8,307.0 million (March 31, 2011: ₹ 1,653.8 million) pertaining to government securities settled after the balance sheet date, which are accounted as per settlement date method pursuant to RBI guidelines issued during the year ended March 31, 2011.

forming part of the Consolidated Profit and Loss Account (₹ in '000s)

	Year ended 31.03.2012	Year ended 31.03.2011
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	246,201,222	190,975,431
II. Income on investments	113,762,938	91,806,801
III. Interest on balances with Reserve Bank of India and other inter-bank funds	7,005,946	4,693,218
IV. Others[1,2]	12,978,481	13,338,591
TOTAL INTEREST EARNED	379,948,587	300,814,041

1. Includes interest on income tax refunds amounting to ₹ 846.4 million (March 31, 2011: ₹ 1,694.7 million).
2. Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

	Year ended 31.03.2012	Year ended 31.03.2011
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	63,154,629	65,977,918
II. Profit/(Loss) on sale of investments (net)	6,510,262	6,215,295
III. Profit/(Loss) on revaluation of investments (net)	(3,776,816)	(4,528,802)
IV. Profit/(Loss) on sale of land, buildings and other assets (net)[1]	(37,180)	299,958
V. Profit/(Loss) on exchange transactions (net)	14,174,661	10,121,840
VI. Premium and other operating income from insurance business	204,877,907	236,030,257
VII. Miscellaneous income (including lease income)[2]	1,730,714	1,016,537
TOTAL OTHER INCOME	286,634,177	315,133,003

1. Includes profit/(loss) on sale of assets given on lease.
2. Includes share of profit/(loss) from associates.

	Year ended 31.03.2012	Year ended 31.03.2011
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	152,730,907	113,151,705
II. Interest on Reserve Bank of India/inter-bank borrowings	19,575,112	16,826,306
III. Others (including interest on borrowings of erstwhile ICICI Limited)	77,826,436	63,447,674
TOTAL INTEREST EXPENDED	250,132,455	193,425,685

	Year ended 31.03.2012	Year ended 31.03.2011
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	51,012,713	43,925,959
II. Rent, taxes and lighting	9,413,874	9,723,158
III. Printing and stationery	1,407,335	1,491,506
IV. Advertisement and publicity	4,264,149	3,874,585
V. Depreciation	6,291,795	6,607,680
VI. Depreciation (including lease equalisation) on leased assets	422,579	789,135
VII. Directors' fees, allowances and expenses	36,126	33,590
VIII. Auditors' fees and expenses	159,975	160,924
IX. Law charges	842,420	810,340
X. Postages, telegrams, telephones, etc.	2,881,332	3,007,539
XI. Repairs and maintenance	6,705,334	6,677,282
XII. Insurance	2,131,595	1,994,829
XIII. Direct marketing agency expenses	2,573,896	2,578,556
XIV. Claims and benefits paid pertaining to insurance business	39,449,052	28,158,043
XV. Other expenses pertaining to insurance business	139,805,254	180,870,784
XVI. Other expenditure	28,123,029	22,320,635
TOTAL OPERATING EXPENSES	295,520,458	313,024,545



SCHEDULE 17

Significant accounting policies

OVERVIEW

ICICI Bank Limited (the Bank) together with its subsidiaries, joint ventures and associates (collectively, the Group) is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

The Bank was incorporated in Vadodara, India and is a banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Entities where the Bank, directly or indirectly, holds 20.00% to 50.00% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/ control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified by the Companies (Accounting Standards) Rules, 2006 (as amended) from time to time, as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the foreign subsidiaries are followed.

The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity[4]	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%

forming part of the Consolidated Accounts *(Contd.)*

Sr. no.	Name of the entity[4]	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
13.	ICICI Prudential Pension Funds Management Company Limited[6]	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per AS 21	Venture capital fund	92.12%
15.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
16.	ICICI Emerging Sectors Fund	India	Consolidated as per AS 21	Venture capital fund	99.31%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
19.	ICICI Venture Value Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	54.35%
20.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
21.	ICICI Prudential Life Insurance Company Limited[1]	India	Jointly controlled entity	Life insurance	73.86%
22.	ICICI Lombard General Insurance Company Limited[1]	India	Jointly controlled entity	General insurance	73.44%
23.	ICICI Prudential Asset Management Company Limited[1]	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	51.00%
24.	ICICI Prudential Trust Limited[1]	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
25.	TCW/ICICI Investment Partners Limited[2]	Mauritius	Jointly controlled entity	Asset management	50.00%
26.	Rainbow Fund[3]	India	Associate	Unregistered venture capital fund	23.98%
27.	Financial Inclusion Network & Operations Limited[3]	India	Associate	Support services for financial inclusion	27.26%
28.	I-Process Services (India) Private Limited[3,5]	India	Associate	Services related to back end operations	19.00%
29.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking and finance	18.79%
30.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant servicing	19.00%
31.	Mewar Aanchalik Gramin Bank[3]	India	Associate	Banking	35.00%

1. The financial statements of these jointly controlled entities have been consolidated as per AS 21 on 'consolidated financial statements' consequent to the limited revision to AS 27 on 'financial reporting of interests in joint ventures'.
2. The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on 'financial reporting of interests in joint ventures'.
3. These entities have been accounted as per the equity method as prescribed by AS 23 on 'accounting for investments in associates in consolidated financial statements'.
4. During the quarter ended December 31, 2011, Prize Petroleum Company Limited ceased to be an associate and accordingly has not been accounted as per the equity method as prescribed by AS 23.
5. During the quarter ended December 31, 2011, I-Solutions Providers (India) Private Limited has been amalgamated with I-Process Services (India) Private Limited and therefore ceased to be an associate. Accordingly, it has not been accounted as per the equity method as prescribed by AS 23.
6. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The financial statements of Comm Trade Services Limited have not been consolidated under AS 21, since the investment is temporary in nature.

The financial statements of 3i Infotech Limited (3i Infotech) had not been consolidated under AS 23 till the year ended March 31, 2011, since the ICICI Group's holding in 3i Infotech was temporary in nature. During the year, 3i Infotech was referred to the Corporate Debt Restructuring (CDR) Cell for restructuring of debt under the CDR scheme. Based on the approved CDR package, the holding of ICICI Group will increase from the current holding of 20.3%. Based on the continued intention of ICICI Group to reduce its stake below 20.0% in the near future and the restructuring arrangement, which provides for severe long-term restrictions, the results of 3i Infotech will continue not to be consolidated for the year ended March 31, 2012 as per AS 23.

SIGNIFICANT ACCOUNTING POLICIES

1. Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items are translated as follows:

- For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.
- For integral foreign operations, at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.
- For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued, based on the forward exchange rates implied by the swap curves for respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI at the balance sheet date.

2. Revenue recognition

- Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB.
- Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on accounting for leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per AS 19 on 'leases' issued by ICAI.
- Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.
- Dividend income is accounted on an accrual basis when the right to receive the dividend is established.
- Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.
- Project appraisal/structuring fee is accounted for on the completion of the agreed service.
- Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
- Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
- All other fees are accounted for as and when they become due.
- Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.
- The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

- Income from brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.
- Life insurance premium is recognised as income when due. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognised when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. are recovered from the linked fund in accordance with the terms and conditions of the policy and are recognised when due.
- In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.
- In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which it is cancelled. In case of life insurance business, cost of reinsurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.
- In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses exceed the reserve for unexpired risks and is computed at a business segment level.

3. **Stock based compensation**

The following entities within the group have granted stock options to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited
- ICICI Venture Funds Management Company Limited

The Employees Stock Option Scheme (the Scheme) provides for grant of equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted options to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report.

The Group's venture capital subsidiary i.e. ICICI Venture Funds Management Company has settled carried interest trusts for the benefit of its employees. These trusts have investment in a separate class of units of certain fully consolidated funds. These carried interest entitlements are treated as employee compensation and are accounted for at the time of distribution of such carried interest to the trusts.

4. **Income taxes**

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per AS 22 on 'accounting for taxes on income' issued by ICAI, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised on a prudent basis for the future tax consequences of timing differences arising between the carrying value of assets and liabilities and their respective tax basis and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based on the management's judgement as to whether their realisation is considered as reasonably certain. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5. **Claims and benefits paid**

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

In the case of life insurance business, claims other than maturity claims are accounted for on receipt of intimation. Survival benefit and maturity claims are accounted when due. Withdrawals and surrenders under linked policies are accounted in the respective schemes when the associated units are cancelled/redeemed. Re-insurance recoveries on claims are accounted for, in the same period as the related claims.

6. **Liability for life policies in force**

In the case of life insurance business, liability for life policies in force and also policies in respect of which premium has been discontinued but a liability exists, is determined by the appointed actuary as per the gross premium method in accordance with accepted actuarial practice, requirements of the IRDA and the Actuarial Society of India.

7. **Reserve for unexpired risk**

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50.00% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100.00% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8. **Actuarial method and valuation**

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The greater of liability calculated using discounted cash flows and unearned premium reserves are held for the unexpired portion of the risk for the general fund liabilities of linked business and attached riders. An unearned premium reserve is held for one year renewable group term insurance.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date. The adequacy of charges under unit linked policies to meet future expenses has been tested and provision made as appropriate. Provision has also been made for the cost of guarantee under unit linked products that carry a guarantee. The units held in respect of lapsed policies are divided into a revival reserve, which contributes to liabilities, and a fund for future appropriation, which contributes to regulatory capital.

The interest rates used for valuing the liabilities are in the range of 4.93% to 6.02% per annum (previous year – 6.16% to 6.86% per annum).

Mortality rates used are based on the published IALM (94 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.20% (previous year – 5.90%).

9. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10. Staff retirement benefits

Gratuity

The Group pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in the case of employees at the overseas locations as per the rules in force in the respective countries. ICICI Bank makes contributions to five separate gratuity funds, for employees inducted from erstwhile ICICI Limited (erstwhile ICICI), employees inducted from erstwhile Bank of Madura Limited (erstwhile Bank of Madura), employees inducted from erstwhile The Sangli Bank Limited (erstwhile Sangli Bank), employees inducted from erstwhile The Bank of Rajasthan Limited (erstwhile Bank of Rajasthan) and employees of ICICI Bank other than those inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Separate gratuity funds for employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan are managed by ICICI Prudential Life Insurance Company Limited.

The gratuity fund for employees of ICICI Bank, other than employees inducted from erstwhile ICICI, erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan is administered by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

ICICI Bank contributes 15.0% of the total annual basic salary of certain employees to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives an option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment.

Upto March 31, 2005, the superannuation fund was administered solely by Life Insurance Corporation of India. Subsequent to March 31, 2005, both Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited are administering separate funds. Employees have the option to decide on an annual basis, the insurance company for management of that year's contribution towards superannuation fund.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary. For erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees in service, separate pension funds are managed by the trust and the liability is funded as per actuarial valuation. The Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited as part of master policies for payment of pension to retired employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Actuarial valuation of the pension liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. There are separate provident funds for employees inducted from erstwhile Bank of Madura, erstwhile Sangli Bank, erstwhile Bank of Rajasthan and for other employees of ICICI Bank. In-house trustees manage these funds. Each employee contributes a specified portion of the basic salary and the Group contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary.



Leave encashment

The Group provides for leave encashment benefit, which is a long-term benefit scheme, based on actuarial valuation conducted by an independent actuary.

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimate required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13. Investments

i) Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.

Under each classification, the investments are further classified as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at ₹ 1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for.

d) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for sale' and 'Held for Trading' categories is recognised in the profit and loss account.

f) Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions from the three months ended March 31, 2012.

g) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/ sale of instruments) on debt instruments is treated as a revenue item.

h) At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time.

Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the NAV, obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

i) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

ii) The Bank's consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii) The Bank's primary dealership and securities broking subsidiaries classify their investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at cost. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

v) The Bank's United Kingdom and Canadian banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'Available for Sale' category directly in their reserves. Further, in the case of the Bank's United Kingdom and Canadian banking subsidiaries, unrealised gain/loss on investment in 'Held for Trading' category is accounted directly in the profit and loss account.

vi) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities and redeemable preference shares are considered as 'held to maturity' and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount in the profit or loss account over the period of maturity/holding on a straight line basis.

b. Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) [in case of securities not listed on NSE, the last quoted closing price on the Bombay Stock Exchange (BSE) is used].

c. Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities and non-convertible preference shares are considered as 'held to maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.

b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on NSE or BSE.

c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

The general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 15.18% of the total investments at March 31, 2012.

14. Provisions/write-offs on loans and other credit facilities

a) All credit exposures, including overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extent RBI guidelines are identified as NPAs at a borrower level. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at the rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided for/written off as per the extant RBI guidelines. For advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a borrower level on the basis of days past due.

The Bank holds specific provisions against non-performing loans and general provision against performing loans and floating provisions taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements.

b) Provision on assets restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

In respect of non-performing loan accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c) Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank/the Bank's housing finance subsidiary maintains a general provision on performing loans. The general provision covers the requirements of the RBI/NHB guidelines.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25.00% of the rates applicable to exposures exceeding 180 days. If the country exposure (net) of the Bank in respect of each country does not exceed 1.00% of the total funded assets, no provision is required on such country exposure.

f) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

g) In the case of the Bank's overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 11.56% of the total loans at March 31, 2012.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/ reconstruction company (RC).

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised in the book of accounts and the amounts received through securitisation are recognised as "Other borrowings".

16. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognised on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to ₹ 5,000 are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised values of the assets.

17. Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered into to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis except in the case of the Bank's United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain/loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18. Impairment of assets

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

19. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term.

20. Earnings per share

Basic and diluted earnings per share are computed in accordance with AS 20 on 'earnings per share' issued by ICAI.

Basic EPS is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. **Earnings per share**

Basic and diluted earnings per equity share are computed in accordance with AS 20 on 'earnings per share'. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2012	Year ended March 31, 2011
Basic		
Weighted average no. of equity shares outstanding	**1,152,338,322**	*1,137,988,639*
Net profit	**76,429.2**	*60,932.7*
Basic earnings per share (₹)	**66.33**	*53.54*
Diluted		
Weighted average no. of equity shares outstanding	**1,155,591,617**	*1,143,267,823*
Net profit	**76,338.7**	*60,876.5*
Diluted earnings per share (₹)	**66.06**	*53.25*
Nominal value per share (₹)	**10.00**	*10.00*

The dilutive impact is mainly due to options granted to employees by the Group.

2. **Related party transactions**

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

Financial Inclusion Network & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited (up to September 30, 2011)[1], NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, Prize Petroleum Company Limited (up to September 30, 2011), ICICI Foundation for Inclusive Growth, Rainbow Fund, ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank[2].

1. I-Solutions Providers (India) Private Limited has been amalgamated with I-Process Services (India) Private Limited during the three months ended December 31, 2011.
2. With respect to an entity, which has been identified as a related party during the quarter ended September 30, 2010, transactions reported from the quarter ended September 30, 2010.

Key management personnel

Ms. Chanda Kochhar, Mr. Sandeep Bakhshi[1], Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal[2], Mr. Sonjoy Chatterjee[3].

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita Advani, Ms. Mona Bakhshi[1], Mr. Sameer Bakhshi[1], Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Ms. Narayanan Sudha, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal[2], Mr. Sanjiv Sabharwal[2], Mr. Somnath Chatterjee[3], Mr. Tarak Nath Chatterjee[3], Ms. Sunaina Chatterjee[3], Ms. Nandini Chatterjee[3].

1. Transactions reported upto July 31, 2010.
2. Transactions reported with effect from June 24, 2010.
3. Transactions reported upto April 30, 2010.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2012. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2012, the Group received insurance premium from associates/other related entities amounting to ₹ 17.8 million (March 31, 2011: ₹ 9.5 million), from key management personnel of the Bank amounting to ₹ 1.1 million (March 31, 2011: ₹ 0.2 million) and from relatives of key management personnel amounting to ₹ 0.1 million (March 31, 2011: ₹ 0.1 million). The material transactions for the year ended March 31, 2012 was with Financial Inclusion Network & Operations Limited amounting to ₹ 15.1 million (March 31, 2011: ₹ 7.7 million).

During the year ended March 31, 2012, the Group paid insurance claims to its associates/other related entities amounting to ₹ 0.4 million (March 31, 2011: ₹ 0.7 million). The material transactions for the year ended March 31, 2012 were with I-Process Services (India) Private Limited amounting to ₹ 0.4 million (March 31, 2011: ₹ 0.1 million) and with Financial Inclusion Network & Operations Limited amounting to Nil (March 31, 2011: ₹ 0.6 million).

Fees, commission and other income

During the year ended March 31, 2012, the Group received fees from its associates/other related entities amounting to ₹ 21.8 million (March 31, 2011: ₹ 0.9 million) and from key management personnel of the Bank amounting to ₹ 0.3 million (March 31, 2011: Nil) and from relatives of key management personnel amounting to Nil (March 31, 2011: Nil). The material transactions for the year ended March 31, 2012 were with ICICI Merchant Services Private Limited amounting to ₹ 18.7 million (March 31, 2011: Nil), NIIT Institute of Finance Banking and Insurance Training Limited amounting to ₹ 1.1 million (March 31, 2011: ₹ 0.8 million) and with Rainbow Fund amounting to Nil (March 31, 2011: ₹ 0.1 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2012, the Group recovered from its associates/other related entities an amount of ₹ 38.4 million (March 31, 2011: ₹ 86.6 million) for lease of premises, common corporate and facilities expenses. The material transaction for the year ended March 31, 2012 was with ICICI Merchant Services Private Limited amounting to ₹ 38.4 million (March 31, 2011: ₹ 86.6 million).

Secondment of employees

During the year ended March 31, 2012, the Group recovered towards deputation of employees from its associates/ other related entities an amount of ₹ 7.0 million (March 31, 2011: ₹ 32.7 million). The material transactions for the year ended March 31, 2012 were with I-Process Services (India) Private Limited amounting to ₹ 7.0 million (March 31, 2011: ₹ 3.8 million) and with ICICI Merchant Services Private Limited amounting to Nil (March 31, 2011: ₹ 24.4 million)

Brokerage, fees and other expenses

During the year ended March 31, 2012, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to ₹ 2,551.8 million (March 31, 2011: ₹ 1,987.2 million). The material transactions for the year ended March 31, 2012 were with Financial Inclusion Network & Operations Limited amounting to ₹ 978.3 million (March 31, 2011: ₹ 922.1 million), ICICI Merchant Services Private Limited amounting to ₹ 953.9 million (March 31, 2011: ₹ 664.4 million) and with I-Process Services (India) Private Limited amounting to ₹ 606.5 million (March 31, 2011: ₹ 392.9 million).

Purchase of investments

During the year ended March 31, 2012, the Group invested in equity warrants of Financial Inclusion Network & Operations Limited amounting to ₹ 40.0 million (March 31, 2011: Nil).

Sale of investments

During the year ended March 31, 2012, the Group sold certain investments to its associates/other related entities amounting to ₹ 48.7 million (March 31, 2011: Nil). The material transaction for the year ended March 31, 2012 was with Mewar Aanchalik Gramin Bank amounting to ₹ 48.7 million (March 31, 2011: Nil).

Interest expenses

During the year ended March 31, 2012, the Group paid interest to its associates/other related entities amounting to ₹ 156.6 million (March 31, 2011: ₹ 79.5 million), to its key management personnel amounting to ₹ 2.0 million (March 31, 2011: ₹ 1.5 million) and to relatives of key management personnel amounting to ₹ 1.1 million (March 31, 2011: ₹ 0.7 million). The material transactions for the year ended March 31, 2012 were with Mewar Aanchalik Gramin Bank amounting to ₹ 128.9 million (March 31, 2011: ₹ 69.7 million) and with ICICI Merchant Services Private Limited amounting to ₹ 17.0 million (March 31, 2011: ₹ 3.2 million).

Interest income

During the year ended March 31, 2012, the Group received interest from its associates/other related entities amounting to ₹ 51.6 million (March 31, 2011: ₹ 7.0 million), from its key management personnel amounting to ₹ 0.5 million (March 31, 2011: ₹ 0.4 million) and from relatives of key management personnel amounting to ₹ 0.7 million (March 31, 2011: ₹ 0.7 million). The material transactions for the year ended March 31, 2012 were with ICICI Merchant Services Private Limited amounting to ₹ 48.0 million (March 31, 2011: Nil) and with Financial Inclusion Network & Operations Limited amounting to ₹ 3.5 million (March 31, 2011: ₹ 7.0 million).

Dividend paid

During the year ended March 31, 2012, the Bank paid dividend to its key management personnel amounting to ₹ 4.5 million (March 31, 2011: ₹ 4.2 million). The dividend paid during the year ended March 31, 2012 to Ms. Chanda Kochhar was ₹ 3.8 million (March 31, 2011: ₹ 3.2 million) and to Mr. N. S. Kannan was ₹ 0.7 million (March 31, 2011: ₹ 1.0 million). The dividend paid for the year ended March 31, 2011 to Mr. Sandeep Bakhshi was ₹ 0.04 million.

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2012 was ₹ 111.3 million (March 31, 2011: ₹ 79.6 million). The remuneration paid for the year ended March 31, 2012 to Ms. Chanda Kochhar was ₹ 37.7 million (March 31, 2011: ₹ 25.2 million), to Mr. K. Ramkumar was ₹ 25.4 million (March 31, 2011: ₹ 17.6 million), to Mr. N. S. Kannan was ₹ 25.0 million (March 31, 2011: ₹ 15.8 million) and to Mr. Rajiv Sabharwal was ₹ 23.2 million (March 31, 2011: ₹ 9.0 million). The remuneration paid for the year ended March 31, 2011 to Mr. Sandeep Bakhshi was ₹ 7.7 million and to Mr. Sonjoy Chatterjee was ₹ 4.3 million.

Sale of fixed assets

During the year ended March 31, 2012, the Group sold fixed assets to its associates/other related entities amounting to Nil (March 31, 2011: ₹ 2.8 million). The material transaction for the year ended March 31, 2012 was with ICICI Merchant Services Private Limited amounting to Nil (March 31, 2011: ₹ 2.8 million).

Donation

During the year ended March 31, 2012, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 259.0 million (March 31, 2011: ₹ 97.0 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.

₹ in million

Items	At March 31, 2012	*At March 31, 2011*
Deposits with the Group	**2,011.1**	*1,561.7*
Advances	**1,004.8**	*44.3*
Investments of the Group in related parties	**955.0**	*965.2*
Investments of related parties in the Group	**15.0**	*15.0*
Receivables[1]	—	*187.9*
Payables[1]	**264.7**	*139.0*
Guarantees issued by the Group	**0.1**	*0.1*

1. Excludes mark-to-market on outstanding derivative transactions.

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:

₹ in million, except number of shares

Items	At March 31, 2012	*At March 31, 2011*
Deposits	**41.0**	*35.8*
Advances	**9.2**	*10.6*
Investments	**4.1**	*3.5*
Employee Stock Options Outstanding (Numbers)	**2,701,500**	*2,263,000*
Employee Stock Options Exercised[1]	**0.9**	—

1. During the year ended March 31, 2012, 86,500 employee stock options were exercised, which have been reported at face value.

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	At March 31, 2012	At March 31, 2011
Deposits	**19.8**	*13.3*
Advances	**7.4**	*7.7*

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

₹ in million

Items	Year ended March 31, 2012	Year ended March 31, 2011
Deposits	**64.0**	*45.4*
Advances	**10.7**	*11.1*
Investments	**4.1**	*3.5*

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	Year ended March 31, 2012	Year ended March 31, 2011
Deposits	**29.3**	*22.3*
Advances	**9.2**	*9.1*

3. **Employee Stock Option Scheme (ESOS)**

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. As per the scheme, the exercise price of ICICI Bank's options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of ₹ 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 20.9 million was recognised during the year ended March 31, 2012 (March 31, 2011: ₹ 2.9 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2012 would have been higher by ₹ 1,816.1 million. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2012 are given below.

Risk-free interest rate	7.99-9.07% p.a.
Expected life	6.35-6.98 years
Expected volatility	47.53-49.20% p.a.
Expected dividend yield	1.26-1.60% p.a.

The weighted average fair value of options granted during the year ended March 31, 2012 is ₹ 592.52 per option (March 31, 2011: ₹ 535.87).

A summary of the status of the Bank's stock option plan is given below.

₹ except number of options

	Stock options outstanding			
	Year ended March 31, 2012		*Year ended March 31, 2011*	
Particulars	**Number of options**	**Weighted Average Exercise Price**	*Number of options*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**20,529,387**	**779.72**	*18,763,460*	*689.50*
Add: Granted during the year	**4,060,600**	**1,104.82**	*5,514,600*	*972.00*
Less: Lapsed during the year, net of re-issuance	**448,372**	**798.77**	*1,005,536*	*871.95*
Less: Exercised during the year	**942,070**	**510.94**	*2,743,137*	*517.21*
Outstanding at the end of the year	**23,199,545**	**846.94**	*20,529,387*	*779.72*
Options exercisable	**12,019,655**	**745.26**	*10,197,137*	*682.72*

In terms of the Scheme, 23,199,545 options (March 31, 2011: 20,529,387 options) granted to eligible employees were outstanding at March 31, 2012.

A summary of stock options outstanding at March 31, 2012 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	28,925	132.05	1.07
300-599	6,048,620	471.10	4.35
600-999	13,122,000	942.79	6.80
1,000-1,399	4,000,000	1,106.03	9.04

A summary of stock options outstanding at March 31, 2011 is given below.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
105-299	95,086	137.13	1.07
300-599	6,906,951	466.85	5.30
600-999	13,426,350	942.54	7.78
1,000-1,399	101,000	1,084.59	7.94

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2012 was ₹ 922.76 (March 31, 2011: ₹ 1,014.96).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated various ESOS schemes, namely Founder I, Founder II, 2004-05, 2005-06, 2006-07 and 2007-08.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2012 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2012 would have been higher by ₹ 34.3 million (March 31, 2011: ₹ 90.9 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

₹, except number of options

	Stock options outstanding			
	Year ended March 31, 2012		*Year ended March 31, 2011*	
Particulars	**Number of shares**	**Weighted Average Exercise Price**	*Number of shares*	*Weighted Average Exercise Price*
Outstanding at the beginning of the year	**13,565,154**	**210.87**	*14,827,086*	*210.73*
Add: Granted during the year	**—**	**—**	*—*	*—*
Less: Forfeited/lapsed during the year	**414,481**	**302.84**	*943,666*	*257.84*
Less: Exercised during the year	**387,975**	**94.00**	*318,266*	*65.18*
Outstanding at the end of the year	**12,762,698**	**211.43**	*13,565,154*	*210.87*
Options exercisable	**11,240,148**	**185.89**	*8,768,885*	*161.34*

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2012.

Range of exercise price (₹ per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
30-400	12,762,698	211.43	5.10

ICICI General:

ICICI Lombard General Insurance Company has formulated various ESOS schemes to their employees. There is no compensation cost for the year ended March 31, 2012 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2012 would have been higher by ₹ 167.2 million (March 31, 2011: ₹ 67.5 million).

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2012.

Risk-free interest rate	7.96-8.41% p.a.
Expected life	3-7 years
Expected volatility	17.00-84.89% p.a.
Expected dividend yield	0.80-2.85% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

₹, except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2012		*Year ended March 31, 2011*	
	Number of shares	**Weighted average exercise price**	*Number of shares*	*Weighted average exercise price*
Outstanding at the beginning of the year	**13,644,522**	**98.72**	*13,345,912*	*94.55*
Add: Granted during the year	**722,900**	**109.00**	*2,311,800*	*114.00*
Less: Forfeited/lapsed during the year	**1,100,770**	**134.13**	*1,132,190*	*126.62*
Less: Exercised during the year	**817,390**	**47.23**	*881,000*	*43.17*
Outstanding at the end of the year	**12,449,262**	**99.33**	*13,644,522*	*98.72*
Options exercisable	**8,713,800**	**87.23**	*7,576,580*	*75.09*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2012.

Range of exercise price (₹ per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
35-200	12,449,262	99.33	6.78

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2012 would have been higher by ₹ 1,891.9 million (March 31, 2011: ₹ 1,022.6 million) and the proforma consolidated profit after tax would have been ₹ 74.54 billion (March 31, 2011: ₹ 59.91 billion). On a proforma basis, the Group's basic earnings per share would have been ₹ 64.68 (March 31, 2011: ₹ 52.65) and diluted earnings per share would have been ₹ 64.42 (March 31, 2011: ₹ 52.35).

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2012	At March 31, 2011
At cost at March 31 of preceding year	**8,994.9**	*8,014.6*
Additions during the year	**1,206.3**	*1,185.5*
Deductions during the year	**(34.7)**	*(205.2)*
Depreciation to date	**(7,709.6)**	*(6,245.3)*
Net block	**2,456.9**	*2,749.6*

5. Assets on lease

5.1 Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

₹ in million

Particulars	At March 31, 2012	At March 31, 2011
Not later than one year	**916.9**	*1,437.1*
Later than one year and not later than five years	**2,359.0**	*3,733.4*
Later than five years	**487.5**	*1,265.2*
Total	**3,763.4**	6,435.7

5.2 Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
Future minimum lease receipts		
Present value of lease receipts	—	*6.8*
Unmatured finance charges	—	*0.6*
Total	—	*7.4*
Maturity profile of future minimum lease receipts		
- Not later than one year	—	*2.7*
- Later than one year and not later than five years	—	*4.7*
- Later than five years	—	—
Total	—	*7.4*

5.3 Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
Not later than one year	—	*2.4*
Later than one year and not later than five years	—	*4.4*
Later than five years	—	—
Total	—	*6.8*

6. Preference shares

Certain government securities amounting to ₹ 2,578.1 million at March 31, 2012 (March 31, 2011: ₹ 2,563.8 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2012	*Year ended March 31, 2011*
Provision for depreciation of investments	**1,173.7**	*3,162.7*
Provision towards non-performing and other assets	**10,789.1**	*20,555.3*
Provision towards income tax	**25,711.4**	*25,126.5*
Deferred tax adjustment	**1,717.2**	*(4,441.6)*
Provision towards wealth tax	**61.5**	*30.2*
Other provision and contingencies	**2,100.6**	*1,881.8*
Total provisions and contingencies	**41,553.5**	*46,314.9*

8. **Staff retirement benefits**

Pension

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits.

₹ in million

Particulars	Pension	
	Year ended March 31, 2012	*Year ended March 31, 2011*
Opening obligations	**8,842.9**	*1,748.7*
Service cost	**251.6**	*170.8*
Interest cost	**707.8**	*457.8*
Actuarial (gain)/loss	**2,329.8**	*607.0*
Liabilities extinguished on settlement	**(2,268.7)**	*(460.0)*
Addition due to amalgamation	**—**	*6,479.0*
Benefits paid	**(260.7)**	*(160.4)*
Obligations at the end of the year	**9,602.7**	*8,842.9*
Opening plan assets, at fair value	**8,467.4**	*1,839.9*
Expected return on plan assets	**652.9**	*156.5*
Actuarial gain/(loss)	**51.7**	*69.1*
Assets distributed on settlement	**(2,413.5)**	*(511.1)*
Contributions	**2,881.7**	*6,094.6*
Addition due to amalgamation	**—**	*978.8*
Benefits paid	**(260.7)**	*(160.4)*
Closing plan assets, at fair value	**9,379.5**	*8,467.4*
Fair value of plan assets at the end of the year	**9,379.5**	*8,467.4*
Present value of the defined benefit obligations at the end of the year	**9,602.7**	*8,842.9*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**—**	*—*
Asset/(liability)	**(223.2)**	*(375.5)*
Cost for the year		
Service cost	**251.6**	*170.8*
Interest cost	**707.8**	*457.8*
Expected return on plan assets	**(652.9)**	*(156.5)*
Actuarial (gain)/loss	**2,278.2**	*537.9*
Curtailments & settlements (gain)/loss	**144.8**	*51.1*
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**—**	*(7.7)*
Net cost	**2,729.5**	*1,053.4*
Actual Return on Plan Assets	**704.6**	*225.7*
Expected employer's contribution next year	**150.0**	*100.0*
Investment details of plan assets		
Majority of the plan assets are invested in Insurer Managed Funds, corporate bonds and Government of India securities.		
Assumptions		
Interest rate	**8.35%**	*8.10%*
Salary escalation rate		
On Basic Pay	**1.50%**	*1.50%*
On Dearness Relief	**7.00%**	*7.00%*
Estimated rate of return on plan assets	**8.00%**	*8.00%*

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

forming part of the Consolidated Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Plan assets	9,379.5	8,467.4	1,839.9	2,145.3	1,490.1
Defined benefit obligations	9,602.7	8,842.9	1,748.7	1,932.2	1,678.1
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	—	—	7.7	51.2	—
Surplus/(deficit)	(223.2)	(375.5)	83.5	161.9	(188.0)
Experience adjustment on plan assets	51.7	69.1	(130.7)	144.8	(117.9)
Experience adjustment on plan liabilities	2,692.3	689.7	196.9	6.6	(121.9)

Gratuity

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits of the Group.

₹ in million

Particulars	Gratuity	
	Year ended March 31, 2012	Year ended March 31, 2011
Defined benefit obligation liability		
Opening obligations	5,943.4	3,089.6
Add: Adjustment for exchange fluctuation on opening obligation	5.9	0.2
Adjusted opening obligations	5,949.3	3,089.8
Service cost	549.3	460.1
Interest cost	497.4	391.9
Actuarial (gain)/loss	(83.9)	(375.7)
Past service cost	—	10.2
Transitional obligation/(asset)	—	—
Addition due to amalgamation	—	2,773.1
Liability assumed on acquisition/(settled on divestiture)	23.5	3.7
Benefits paid	(677.7)	(409.7)
Obligations at the end of year	6,257.9	5,943.4
Opening plan assets, at fair value	5,855.8	3,073.1
Expected return on plan assets	438.7	278.9
Actuarial gain/(loss)	23.1	(90.5)
Addition due to amalgamation	—	803.0
Contributions	63.5	2,190.5
Asset acquired on acquisition/(distributed on divestiture)	20.9	10.5
Benefits paid	(677.7)	(409.7)
Closing plan assets, at fair value	5,724.3	5,855.8
Fair value of plan assets at the end of the year	5,724.3	5,855.8
Present value of the defined benefit obligations at the end of the year	6,257.9	5,943.4
Unrecognised past service cost	10.8	25.5
Amount not recognised as an asset (limit in para 59(b) of AS on 'employee benefits)	1.2	4.9
Asset/(liability)	(524.0)	(67.1)

₹ in million

Particulars	Gratuity	
	Year ended March 31, 2012	*Year ended March 31, 2011*
Cost for the year		
Service cost	**549.3**	*460.1*
Interest cost	**497.4**	*391.9*
Expected return on plan assets	**(438.7)**	*(278.9)*
Actuarial (gain)/loss	**(107.0)**	*(285.2)*
Past service cost	**14.7**	*25.2*
Losses/(gains) on "Acquisition/Divestiture"	**0.2**	*(7.7)*
Exchange fluctuation loss/(gain)	**5.9**	*0.2*
Transitional obligation/(Asset)	**(0.3)**	
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**(3.6)**	*(43.0)*
Net cost	**517.9**	*262.7*
Investment details of plan assets		
Majority of the plan assets are invested in Insurer Managed Funds, corporate bonds and Government of India securities.		
Assumptions		
Interest rate	**8.25%- 9.10%**	*7.59%- 8.30%*
Salary escalation rate	**7.50%-8.00%**	*7.00%-10.00%*
Estimated rate of return on plan assets	**5.00%-10.0%**	*7.50%-8.00%*

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Plan assets	**5,724.3**	*5,855.8*	*3,073.2*	*2,521.7*	*1,712.6*
Defined benefit obligations	**6,257.9**	*5,943.4*	*3,089.6*	*2,813.8*	*2,287.2*
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**—**	*—*	*47.9*	*7.9*	*—*
Surplus/(deficit)	**(533.6)**	*(87.7)*	*(64.3)*	*(300.0)*	*(574.6)*
Experience adjustment on plan assets	**23.1**	*(90.5)*	194.8	(149.3)	*(4.0)*
Experience adjustment on plan liabilities	**119.4**	*(72.8)*	(21.2)	(22.3)	*(29.2)*

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has provided for an amount of ₹ 17.8 million for the year ended March 31, 2012 towards interest rate guarantee on exempt Provident Fund on the basis of actuarial valuation.

Assumptions

Particulars	Year ended March 31, 2012
Discount rate for the term of the obligation	8.25%-8.30%
Average historic yield on the investment portfolio	8.34%-8.97%
Discount rate for the remaining term to maturity of the investment portfolio	8.55%
Expected investment return	8.09%-8.67%
Guaranteed rate of return	8.25%

The Group has contributed ₹ 1,558.2 million to provident fund for the year ended March 31, 2012 (March 31, 2011: ₹ 1,635.6 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2012 amounted to ₹ 27,428.6 million (March 31, 2011: ₹ 20,684.9 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

10. Deferred tax

At March 31, 2012 the Group has recorded net deferred tax asset of ₹ 28,033.7 million (March 31, 2011: ₹ 29,936.7 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2012	*At March 31, 2011*
Deferred tax asset		
Provision for bad and doubtful debts	28,072.1	*29,506.7*
Capital loss	79.5	—
Others	3,853.9	*4,972.1*
Total deferred tax asset	32,005.5	*34,478.8*
Deferred tax liability		
Depreciation on fixed assets	4,331.8	*4,496.2*
Others	47.8	*63.6*
Total deferred tax liability	4,379.6	*4,559.8*
Add: Net deferred tax asset/(liability) pertaining to foreign branches/ foreign subsidiaries	407.8	*17.7*
Total net deferred tax asset/(liability)	28,033.7	*29,936.7*

At March 31, 2012, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to ₹ 860.3 million (March 31, 2011: ₹ 1,330.8 million) which can be set off against future taxable income. ICICI Lombard General Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Nil (March 31, 2011: ₹ 305.8 million).

11. Information about business and geographical segments

A. Business segments for the year ended March 31, 2012

The primary segment for the Group has been presented as follows:

1. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in the Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards', as per the RBI guidelines for the Bank.
2. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail Banking segment, as per the RBI guidelines for the Bank.
3. **Treasury** includes the entire investment portfolio of the Bank, ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.
4. **Other banking** business includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.
5. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.
6. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.
7. **Venture fund management** represents results of ICICI Venture Funds Management Company Limited.
8. **Others** includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited (upto December 31, 2010), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The results of reported segments for the year ended March 31, 2012 are not comparable with that of reported segments for the year ended March 31, 2011 to the extent entities have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2012.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter-segment adjustments	Total
1	Revenue	197,112.7	261,713.1	301,868.5	25,138.6	176,203.5	43,301.6	1,998.7	27,699.4	(368,453.3)	666,582.8
2	**Segment results**	5,499.9	62,077.3	22,441.1	3,928.2	14,137.2	(3,952.1)	915.9	7,192.7	(5,373.7)	106,866.5
3	Unallocated expenses										—
4	Income tax expenses (net)/(net deferred tax credit)										27,490.2
5	Net profit[1] (2)- (3) - (4)										79,376.3
	Other information										
6	Segment assets	697,767.7	1,940,355.9	2,014,832.9	515,748.1	714,507.2	103,370.1	2,672.3	171,432.8	(184,983.5)	5,975,703.5
7	Unallocated assets[2]										66,210.6
8	Total assets (6) + (7)										6,041,914.1
9	Segment liabilities	1,766,275.9	876,508.2	2,083,400.7[3]	498,314.9[3]	716,543.7[3]	105,251.5[3]	2,776.2[3]	174,223.2[3]	(184,983.5)	6,038,310.8
10	Unallocated liabilities										3,603.3
11	Total liabilities (9) + (10)										6,041,914.1
12	Capital expenditure	3,215.5	462.7	6.2	324.0	1,052.2	765.2	28.3	243.7	—	6,097.8
13	Depreciation & amortisation	3,544.7	1,236.3	21.2	576.5	555.8	445.8	118.1	238.7	(22.7)	6,714.4

1. Includes share of net profit of minority shareholders.
2. Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2011.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter-segment adjustments	Total
1	Revenue	159,734.9	193,232.7	238,563.1	28,356.6	212,294.1	35,179.5	1,962.3	27,731.3	(281,107.5)	615,947.0
2	**Segment results**	(5,141.9)	48,997.0	22,010.1	5,890.9	9,247.0	(823.4)	937.5	6,795.6	(4,015.8)	83,897.0
3	Unallocated expenses										—
4	Income tax expenses (net)/ (net deferred tax credit)										20,715.1
5	Net profit[1] (2)- (3) - (4)										63,181.9
	Other information										
6	Segment assets	668,931.2	1,600,958.8	1,713,812.3	522,586.4	688,215.0	80,621.4	2,336.4	162,742.7	(170,309.5)	5,269,894.7
7	Unallocated assets[2]										67,784.0
8	Total assets (6) + (7)										5,337,678.7
9	Segment liabilities	1,543,417.3	795,560.7	1,715,930.2[3]	512,138.0[3]	690,037.3[3]	82,286.9[3]	2,466.0[3]	165,178.7[3]	(170,309.5)	5,336,705.6
10	Unallocated liabilities										973.1
11	Total liabilities (9) + (10)										5,337,678.7
12	Capital expenditure	13,467.8	7,749.5	206.3	155.5	309.5	2,891.0	29.9	293.8	—	25,103.3
13	Depreciation & amortisation	3,478.5	1,307.3	21.8	989.0	726.5	496.8	117.1	285.6	(25.8)	7,396.8

1. Includes share of net profit of minority shareholders.
2. Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3. Includes share capital and reserves and surplus.

B. Geographical segments

The Group has reported its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.
- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	Year ended March 31, 2012	*Year ended March 31, 2011*
Domestic operations	600,630.9	*553,305.3*
Foreign operations	65,951.9	*62,641.7*
Total	666,582.8	*615,947.0*

₹ in million

Assets	At March 31, 2012	*At March 31, 2011*
Domestic operations	4,698,080.0	*4,128,281.6*
Foreign operations	1,277,623.4	*1,142,335.5*
Total	5,975,703.4	*5,270,617.1*

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

₹ in million

	Capital expenditure incurred during the year ended		Depreciation provided on capital expenditure during the year ended	
	March 31, 2012	*March 31, 2011*	March 31, 2012	*March 31, 2011*
Domestic operations	5,703.3	*25,008.7*	6,543.1	*7,188.6*
Foreign operations	394.5	*94.6*	171.3	*208.2*
Total	6,097.8	*25,103.3*	6,714.4	*7,396.8*

12. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2012 was ₹ 1,510,000 (March 31, 2011: ₹ 510,000). RBI imposed a penalty of ₹ 1,500,000 in April 2011 on the Bank towards non-compliance of certain instructions issued by RBI in respect of derivative business and in February 2012, RBI imposed a penalty of ₹ 10,000 under section 11(3) of FEMA, 1999 with regard to delay in reporting a FDI transaction. The Bank has paid the penalties to RBI.

13. Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2012, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was ₹ 7.1 million (March 31, 2011: ₹ 17.9 million). An amount of ₹ 0.1 million (March 31, 2011: ₹ 0.7 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

14. Reconciliation of nostro account

In terms of RBI circular no. DBOD.BP.BC.No. 133/21.04.018/2008-09 dated May 11, 2009, ₹ 3.2 million (March 31, 2011: ₹ 2.6 million) representing outstanding credit balances of individual value less than US$ 2,500 or equivalent lying in nostro account, which were originated up to March 31, 2002, was transferred to profit and loss account during the year ended March 31, 2012 and has been subsequently appropriated to General Reserve.

15. Repurchase transactions

The Bank has started accounting for LAF transactions as borrowing and lending during the year ended March 31, 2012. If the Bank had continued to account for LAF transactions as "sale and repurchase" at March 31, 2012, the investments would have been lower by ₹ 168,000.0 million and the borrowings would have been lower by ₹ 168,000.0 million.

16. Contribution to Motor Third Party Insurance Pool by ICICI Lombard General Insurance Company Limited (ICICI General)

In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool ('the Pool'), administered by the General Insurance Corporation of India ('GIC') from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles.

ICICI General ceded 100.0% of the third party premium collected to the Pool and recorded its share of results in the Pool based of unaudited statement received from the Pool for the period from March 2011 up to February 2012 and on management's estimate for March 2012. In accordance with regulations, the Pool had followed a policy of providing for Unexpired Risk Reserve at a minimum of 50.0% of the Pooled business. Accordingly company has carried forward 50.0% of current year premiums from the Pool as Unexpired Risk Reserve.

IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per the loss ratios estimated by GAD UK ('GAD Estimates') for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012, with the option to recognise the same over a three year period. ICICI General has decided to recognise the additional liabilities of the Pool in the current year and accordingly, the Bank's consolidated net profit after tax for the year ended March 31, 2012 includes impact of additional Pool losses of ₹ 5,030.3 million in line with the Bank's shareholding in ICICI General.

During the year ended March 31, 2011, IRDA had carried out independent assessment of the provision required and through its order dated March 12, 2011 directed all general insurance companies to make a provision of not less than 153.00% for each of the four years from the inception of the Pool (i.e. from 2007-08). Due to this, an additional provision of ₹ 2,720.0 million had been created by ICICI General in the year ended March 31, 2011. Accordingly, the Bank's consolidated net profit after tax for the year ended March 31, 2011 included impact of additional losses on account of the Pool of ₹ 2,000.6 million.

17. Transition from Canadian GAAP to IFRS by ICICI Bank Canada

Pursuant to the decision of Canadian Accounting Standards Board, ICICI Bank Canada has adopted International Financial Reporting Standards (IFRS) for preparation of its financial statements for periods beginning on or after January 1, 2011. Accordingly, its financial statements included in the consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles for previous periods and have been prepared as per IFRS with effect from April 1, 2011. The impact of ₹ 717.8 million on first time adoption of IFRS has been adjusted and shown in Schedule 2- Reserves and Surplus under balance in profit and loss account-others in the financials for the year ended March 31, 2012.

18. Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

19. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

SIGNATURES TO SCHEDULES 1 TO 18

For and on behalf of the Board of Directors

For S.R. BATLIBOI & CO. Firm's Registration no.: 301003E Chartered Accountants	K. V. KAMATH Chairman	SRIDAR IYENGAR Director	CHANDA KOCHHAR Managing Director & CEO
SHRAWAN JALAN Partner Membership no.: 102102	N. S. KANNAN Executive Director & CFO	K. RAMKUMAR Executive Director	RAJIV SABHARWAL Executive Director
Place : Mumbai Date : April 27, 2012	SANDEEP BATRA Group Compliance Officer & Company Secretary	RAKESH JHA Deputy Chief Financial Officer	

Financial information of subsidiary companies for the year ended March 31, 2012

₹ in million

Particulars	ICICI Securities Primary Dealership Limited	ICICI Securities Limited [2]	ICICI Securities Holdings Inc.[2]	ICICI Securities Inc.[2]	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited [2]	ICICI Lombard General Insurance Company Limited	ICICI International Limited [6]	ICICI Bank UK PLC[6]	ICICI Bank Eurasia Limited Liability Company [1,8]	ICICI Bank Canada [1,7]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited	ICICI Prudential Pension Funds Management Company Limited [2]
Paid-up share capital[3]	1,563.4	2,110.7	728.2	538.3	10,987.5	0.5	100.0	10.0	14,288.5	4,367.7	45.8	30,275.5	3,134.8	48,471.4	1.0	176.5	110.0
Reserves	4,646.3	897.5	(131.0)	(502.6)	3,097.7	3.1	43.5	1,671.8	15,764.3	10,710.7	36.9	5,827.5	164.5	3,023.2	9.9	1,281.8	(0.6)
Total assets	88,771.2	9,481.1	598.5	106.5	74,224.1	3.6	164.6	2,775.8	716,543.7	105,251.6	88.9	207,789.9	15,351.1	274,504.6	18.0	2,493.7	116.8
Total liabilities (excluding capital and reserves)	82,561.5	6,472.9	1.3	70.8	60,138.9	#	21.1	1,094.0	686,490.9	90,173.2	6.2	171,686.9	12,051.7	223,010.0	7.1	1,035.3	7.4
Investments (excluding investments in subsidiaries)[4]	76,698.4	60.4	Nil	Nil	3,041.0	1.9	43.5	1,496.9	703,941.5	60,336.2	#	59,689.3	840.1	59,274.0	8.6	640.4	13.0
Turnover (Gross income from operations)	5,972.2	7,182.0	56.6	72.5	10,609.8	0.4	61.2	1,246.9	140,215.8	60,144.2	46.8	11,300.7	1,051.9	12,202.7	5.0	3,457.8	#
Profit before tax	1,274.4	1,174.6	2.0	8.7	3,531.4	0.5	23.9	915.9	14,137.2	(3,952.1)	(4.4)	1,803.5	270.4	2,637.4	2.4	1,285.3	(0.3)
Provision for taxation	417.6	403.3	1.9	0.2	934.9	0.2	6.7	232.3	295.5	211.2	0.3	511.8	63.5	779.4	0.7	404.7	0.1
Profit after tax	856.8	771.3	0.1	8.5	2,596.5	0.3	17.2	683.6	13,841.7	(4,163.3)	(4.7)	1,291.7	206.9	1,858.0	1.7	880.6	(0.4)
Dividend paid (including corporate dividend tax)[5]	495.1	684.6	Nil	Nil	1,915.5	Nil	Nil	174.3	4,815.9	Nil	Nil	1,227.4	496.8	313.5	1.5	666.8	Nil

amount less than 0.1 million

Notes :

1. The financial information of ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company is for the period January 1, 2011 to December 31, 2011, being their financial year.
2. ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
   ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
3. The paid-up share capital of ICICI Securities Limited, ICICI Bank Canada and ICICI Bank UK PLC includes paid-up preference share capital of ₹ 500.0 million, ₹ 4,821.6 million and ₹ 2,543.8 million respectively.
4. Investments include securities held as stock in trade.
5. Dividend paid includes proposed dividend and dividend paid on preference shares.
6. The financial information of ICICI Bank UK PLC and ICICI International Limited have been translated into Indian Rupees at the closing rate on March 31, 2012 of 1 USD = ₹ 50.8750.
7. The financial information of ICICI Bank Canada have been translated into Indian Rupees at the closing rate on December 31, 2011 of 1 CAD = ₹ 51.9950.
8. The financial information of ICICI Bank Eurasia Limited Liability Company have been translated into Indian Rupees at the closing rate on December 31, 2011 of 1 RUB = ₹ 1.68465.

For and on behalf of the Board of Directors

K. V. KAMATH
Chairman

SRIDAR IYENGAR
Director

CHANDA KOCHHAR
Managing Director & CEO

N. S. KANNAN
Executive Director & CFO

K. RAMKUMAR
Executive Director

RAJIV SABHARWAL
Executive Director

Place : Mumbai
Date : April 27, 2012

SANDEEP BATRA
Group Compliance Officer & Company Secretary

RAKESH JHA
Deputy Chief Financial Officer

at March 31, 2012

ICICI Bank is subject to the Basel II framework with effect from March 31, 2008 as stipulated by the Reserve Bank of India (RBI). The Basel II framework consists of three-mutually reinforcing pillars:

(i) Pillar 1: Minimum capital requirements for credit risk, market risk and operational risk

(ii) Pillar 2: Supervisory review of capital adequacy

(iii) Pillar 3: Market discipline

Market discipline (Pillar 3) comprises set of disclosures on the capital adequacy and risk management framework of the Bank. These disclosures have been set out in the following sections.

1. SCOPE OF APPLICATION

Pillar 3 disclosures apply to ICICI Bank Limited and its consolidated entities, wherein ICICI Bank Limited is the controlling entity in the group.

Basis of consolidation for capital adequacy

Consolidation for capital adequacy is based on consolidated financial statements of ICICI Bank and its subsidiaries in line with the guidelines for consolidated accounting and other quantitative methods issued by RBI.

The entities considered for consolidation for capital adequacy include subsidiaries, associates and joint ventures of the Bank, which carry on activities of banking or financial nature as stated in the scope for preparing consolidated prudential reports as prescribed by RBI. Entities engaged in insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy. Investment above 30% in paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from Tier-1 and 50% from Tier-2 capital.

The following table lists ICICI Bank's financial and non-financial subsidiaries, associates, joint ventures and other entities consolidated for preparation of consolidated financial statements and their treatment in consolidated capital adequacy computations.

Sr. No.	Name of the entity	Nature of business & consolidation status
1	ICICI Bank UK PLC	Banking – fully consolidated
2	ICICI Bank Canada	Banking – fully consolidated
3	ICICI Bank Eurasia Limited Liability Company	Banking – fully consolidated
4	ICICI Securities Limited	Securities broking and merchant banking – fully consolidated
5	ICICI Securities Inc.	Securities broking – fully consolidated
6	ICICI Securities Holdings Inc.	Holding company of ICICI Securities Inc. – fully consolidated
7	ICICI Securities Primary Dealership Limited	Securities investment, trading and underwriting – fully consolidated
8	ICICI Venture Funds Management Company Limited	Private equity/venture capital fund management – fully consolidated
9	ICICI Home Finance Company Limited	Housing finance – fully consolidated
10	ICICI Trusteeship Services Limited	Trusteeship services – fully consolidated
11	ICICI Investment Management Company Limited	Asset management – fully consolidated
12	ICICI International Limited	Asset management – fully consolidated
13	ICICI Prudential Pension Funds Management Company Limited	Pension fund management – fully consolidated
14	ICICI Eco-net Internet and Technology Fund[1]	Venture capital fund – fully consolidated
15	ICICI Equity Fund[1]	Unregistered venture capital fund – fully consolidated

ICICI Bank at March 31, 2012

Sr. No.	Name of the entity	Nature of business & consolidation status
16	ICICI Emerging Sectors Fund[1]	Venture capital fund – fully consolidated
17	ICICI Strategic Investments Fund[1]	Unregistered venture capital fund – fully consolidated
18	ICICI Kinfra Limited[1]	Infrastructure development consultancy – consolidated for financial reporting but not for capital adequacy
19	ICICI Venture Value Fund[1]	Unregistered venture capital fund – fully consolidated
20	I-Ven Biotech Limited[1]	Investment in research and development of biotechnology – fully consolidated
21	ICICI Prudential Life Insurance Company Limited	Life insurance – consolidated for financial reporting but not for capital adequacy and deducted from capital for capital adequacy
22	ICICI Lombard General Insurance Company Limited	General Insurance – consolidated for financial reporting but not for capital adequacy and deducted from capital for capital adequacy
23	ICICI Prudential Asset Management Company Limited	Asset management company for ICICI Prudential Mutual Fund – fully consolidated
24	ICICI Prudential Trust Limited	Trustee company for ICICI Prudential Mutual Fund – fully consolidated
25	TCW/ICICI Investment Partners Limited	Asset management – proportionately consolidated
26	Rainbow Fund	Unregistered venture capital fund – consolidated by equity method for financial reporting but not consolidated for capital adequacy
27	Financial Inclusion Network & Operations Limited	Support services for financial inclusion – consolidated by equity method for financial reporting but not consolidated for capital adequacy
28	I-Process Services (India) Private Limited	Services related to back end operations – consolidated by equity method for financial reporting but not consolidated for capital adequacy
29	NIIT Institute of Finance, Banking and Insurance Training Limited	Education and training in banking and finance – consolidated by equity method for financial reporting but not consolidated for capital adequacy
30	ICICI Merchant Services Private Limited	Merchant servicing – consolidated by equity method for financial reporting but not consolidated for capital adequacy
31	Mewar Aanchalik Gramin Bank	Banking - consolidated by equity method for financial reporting and deducted from capital for capital adequacy

1. Consolidating entities under Accounting Standard 21.

a. Capital deficiencies

Majority owned financial entities that are not consolidated for capital adequacy purposes and for which the investment in equity and other instruments eligible for regulatory capital status are deducted from capital, meet their respective regulatory capital requirements at all times. There is no deficiency in capital in any of the subsidiaries of the Bank at March 31, 2012. ICICI Bank maintains an active oversight on its subsidiaries through its representation on their respective Boards. On a periodic basis the capital adequacy/solvency position of subsidiaries (banking, non-banking and insurance subsidiaries), as per the applicable regulations, is reported to their respective Boards as well as to the Board of the Bank.

at March 31, 2012

b. Bank's interest in insurance entities

The book value of the Bank's total interest in its insurance subsidiaries at March 31, 2012, which is deducted from capital for capital adequacy under Basel II is detailed in the following table.

₹ in billion

Name of the entity	Country of incorporation	Ownership interest	Book value of investment
ICICI Prudential Life Insurance Company Limited	India	73.86%	35.93
ICICI Lombard General Insurance Company Limited	India	73.44%	13.48

The quantitative impact on regulatory capital of using risk weighted investments method versus using the deduction method at March 31, 2012 is set out in the following table.

₹ in billion

Method	Quantitative impact
Deduction method	49.41
Capital at 9% based on risk weighted assets	4.45

2. CAPITAL STRUCTURE

a. Summary information on main terms and conditions/features of capital instruments

As per the RBI capital adequacy norms, ICICI Bank's regulatory capital is classified into Tier-1 capital and Tier-2 capital.

Tier-1 capital includes paid-up equity capital, statutory reserves, other disclosed free reserves, capital reserves and innovative perpetual debt instruments (Tier-1 bonds) eligible for inclusion in Tier-1 capital that comply with requirement specified by RBI.

Tier-2 capital includes revaluation reserves (if any), general provision and loss reserve, investment reserve, upper Tier-2 instruments (upper Tier-2 bonds) and subordinate debt instruments (lower Tier-2 bonds) eligible for inclusion in Tier-2 capital.

ICICI Bank and its subsidiaries have issued debt instruments that form a part of Tier-1 and Tier-2 capital. The terms and conditions that are applicable for these instruments comply with the stipulated regulatory requirements and where required an independent legal opinion has been obtained for inclusion of these instruments in capital.

Tier-1 bonds are non-cumulative and perpetual in nature with a call option after 10 years. Interest on Tier-1 bonds is payable either annually or semi-annually. These Tier-1 bonds have a step-up clause on interest payment ranging up to 100 basis points.

The upper Tier-2 bonds are cumulative and have an original maturity of 15 years with call option after 10 years. The interest on upper Tier-2 bonds is payable either annually or semi-annually. Some of the upper Tier-2 debt instruments have a step-up clause on interest payment ranging up to 100 basis points.

The lower Tier-2 bonds (subordinated debt) are cumulative and have an original maturity between 5 to 15 years. The interest on lower Tier-2 capital instruments is payable quarterly, semi-annually or annually.

RBI through its circular dated January 20, 2011 stipulated that henceforth capital instruments issued with step-up option will not be eligible for inclusion in the capital funds. Capital issuances with step-up option prior to the release of the above-mentioned circular would continue to remain eligible for inclusion in regulatory capital. The Bank is in compliance with this stipulation and the existing Tier-1 and Tier-2 capital instruments with step-up option have all been issued prior to January 20, 2011.

ICICI Bank at March 31, 2012

b. **Amount of Tier-1 capital (March 31, 2012)**

₹ in billion

Tier-1 capital elements	**Amount**
Paid-up share capital[1]	12.86
Reserves[2]	588.56
Innovative Tier-1 capital instruments	30.25
Minority interest	0.74
Gross Tier-1 capital	**632.41**
Deductions:	
Investments in instruments eligible for regulatory capital of financial subsidiaries/ associates	24.73
Securitisation exposures including credit enhancements	13.64
Deferred tax assets	26.72
Others[3]	2.06
Minority interest not eligible for inclusion in Tier-1 capital	0.28
Net Tier-1 capital	**564.98**

1. Includes preference shares permitted by RBI for inclusion in Tier-1 capital.
2. Includes statutory reserves, disclosed free reserves, capital reserves and special reserves (net of tax payable).
3. Includes goodwill and adjustments for less liquid positions.

c. **Amount of Tier-2 capital (March 31, 2012)**

₹ in billion

Tier-2 capital elements	Amount
General provisions	19.29
Upper Tier-2 capital instruments	148.21
Lower Tier-2 capital instruments	171.07
Gross Tier-2 capital	**338.57**
Deductions:	
Investments in instruments eligible for regulatory capital of financial subsidiaries/associates	24.73
Securitisation exposures including credit enhancements	13.64
Net Tier-2 capital	**300.21**

d. **Debt capital instruments eligible for inclusion in Tier-1 and Tier-2 capital**

₹ in billion

	Lower Tier-1	**Upper Tier-2**	**Lower Tier-2**
Total amount outstanding at March 31, 2012	30.25	148.21	214.28
Of which, amounts raised during the year	-	-	16.65
Amount eligible to be reckoned as capital funds at March 31, 2012	30.25	148.21	171.07

e. **Total eligible capital (March 31, 2012)**

₹ in billion

	Amount
Tier-1 capital	564.98
Tier-2 capital	300.21
Total eligible capital	**865.19**

at March 31, 2012

3. CAPITAL ADEQUACY

a. Capital management

Objective

The Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectation of rating agencies, shareholders and investors, and the available options of raising capital.

Organisational set-up

The capital management framework of the Bank is administered by the Finance Group and the Risk Management Group (RMG) under the supervision of the Board and the Risk Committee.

Regulatory capital

The Bank is subject to the capital adequacy norms stipulated by the RBI guidelines on Basel II. The RBI guidelines on Basel II require the Bank to maintain a minimum ratio of total capital to risk weighted assets of 9.0%, with a minimum Tier-1 capital adequacy ratio of 6.0%. The total capital adequacy ratio of the Bank at a standalone level at March 31, 2012 as per the RBI guidelines on Basel II is 18.52% with a Tier-1 capital adequacy ratio of 12.68%. The total capital adequacy ratio of the ICICI Group (consolidated) at March 31, 2012 as per the RBI guidelines on Basel II is 19.60% with a Tier-1 capital adequacy ratio of 12.80%.

Under Pillar 1 of the RBI guidelines on Basel II, the Bank follows the standardised approach for credit and market risk and basic indicator approach for operational risk.

Internal assessment of capital

The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP) conducted annually and which determines the adequate level of capitalisation for the Bank to meet regulatory norms and current and future business needs, including under stress scenarios. The ICAAP is formulated at both standalone bank level and the consolidated group level. The ICAAP encompasses capital planning for a four year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The Bank's capital management framework is complemented by its risk management framework (detailed in the following sections), which includes a comprehensive assessment of material risks.

Stress testing which is a key aspect of the ICAAP and the risk management framework provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position. Based on the Board approved stress testing framework, the Bank conducts stress tests on its various portfolios and assesses the impact on its capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions.

The business and capital plans and the stress testing results of the group entities are integrated into the ICAAP.

Based on the ICAAP, the Bank determines its capital needs and the optimum level of capital by considering the following in an integrated manner:

- Bank's strategic focus, business plan and growth objectives;
- regulatory capital requirements as per the RBI guidelines;
- assessment of material risks and impact of stress testing;
- perception of credit rating agencies, shareholders and investors;
- future strategy with regard to investments or divestments in subsidiaries; and
- evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

The Bank formulates its internal capital level targets based on the ICAAP and endeavours to maintain its capital adequacy level in accordance with the targeted levels at all times.

Monitoring and reporting

The Board of Directors of ICICI Bank maintains an active oversight over the Bank's capital adequacy levels. On a quarterly basis an analysis of the capital adequacy position and the risk weighted assets and an assessment of the various aspects of Basel II on capital and risk management as stipulated by RBI, are reported to the Board. Further, the capital adequacy position of the banking subsidiaries and the significant non-banking subsidiaries based on the respective host regulatory requirements is also reported to the Board. In line with the RBI requirements for consolidated prudential report, the capital adequacy position of the ICICI Group (consolidated) is reported to the Board on a half-yearly basis.

Further, the ICAAP which is an annual process also serves as a mechanism for the Board to assess and monitor the Bank's and the Group's capital adequacy position over a four year time horizon.

Capital adequacy of the subsidiaries

Each subsidiary in the Group assesses the adequate level of capitalisation required to meet its respective host regulatory requirements and business needs. The Board of each subsidiary maintains oversight over the capital adequacy framework for the subsidiary either directly or through separately constituted committees.

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision (BCBS) issued the Basel III proposals on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules were issued on December 16, 2010. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing procyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness. The Basel III rules on liquidity consist of a measure of short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations and a measure of long-term net stable funding ratio aimed at promoting longer term structural funding. BCBS has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019.

On May 2, 2012, RBI issued the final guidelines on the Basel III capital regulations. We continue to monitor developments on the Basel III framework and believe that our current robust capital adequacy position, adequate headroom currently available to raise hybrid/debt capital and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework. RBI issued the draft guidelines on Basel III liquidity standards on February 21, 2012 and solicited feedback from the industry on these guidelines. The final guidelines on Basel III liquidity standards are awaited from RBI.

b. Capital requirements for various risk areas (March 31, 2012)

As required by RBI guidelines on Basel II, the Bank's capital requirements have been computed using the Standardised approach for credit risk, Standardised Duration method for market risk and Basic Indicator approach for operational risk. The minimum capital required to be held at 9.00% for credit, market and operational risks is given below:

₹ in billion

	Amount[1]
I. Capital required for credit risk	**339.19**
- for portfolio subject to standardised approach	338.08
- for securitisation exposure	1.11
II. Capital required for market risk	**31.96**
- for interest rate risk[2]	26.06
- for foreign exchange (including gold) risk	0.87
- for equity position risk	5.03
III. Capital required for operational risk	**26.19**
Total capital requirement (I+II+III)	**397.34**
Total capital funds of the Bank	**865.19**
Total risk weighted assets	**4,414.88**
Capital adequacy ratio	**19.60%**

1. Includes all entities considered for Basel II capital adequacy computation.
2. Includes capital required of ₹ 0.22 billion for securitisation exposure.

The capital ratios of the Bank and its banking subsidiaries at March 31, 2012 are as follows:

Capital ratios	ICICI Bank Ltd (consolidated)[1]	ICICI Bank Ltd (standalone)[1]	ICICI Bank UK PLC[1]	ICICI Bank Canada[1]	ICICI Bank Eurasia LLC[1,2]
Tier-1 capital ratio	12.80%	12.68%	21.18%	29.85%	n.a.
Total capital ratio	19.60%	18.52%	32.42%	31.69%	27.71%

1. Computed as per capital adequacy guidelines issued by regulators of respective jurisdictions.
2. Tier-1 capital ratio is not required to be reported in line with regulatory norms stipulated by the Central Bank of Russia.

4. RISK MANAGEMENT FRAMEWORK

As a financial intermediary, the Bank is exposed to various types of risks including credit, market, liquidity, operational, legal, compliance and reputation risks. The objective of the risk management framework at the Bank is to ensure that various risks are understood, measured and monitored and that the policies and procedures established to address these risks are strictly adhered to.

The key principles underlying the risk management framework at the Bank are as follows:

1. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees of the Board have been constituted to facilitate focused oversight of various risks. The Risk Committee reviews the risk management policies, the Bank's compliance with risk management guidelines stipulated by the RBI and the status of implementation of the advanced approaches under the Basel framework. It reviews key risk indicators covering areas such as credit risk, interest rate risk, liquidity risk, foreign exchange risk, operational and outsourcing risks and the limits framework, including stress test limits for various risks. The Risk Committee also reviews the risk profile of the overseas banking subsidiaries. Credit Committee reviews developments in key industrial sectors and the Bank's exposure to these sectors and various portfolios on a periodic basis. Audit Committee provides direction to and also monitors the quality of the internal audit function.
2. Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework.
3. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These control groups function independently of the business groups/ sub-groups.

The risk management framework forms the basis of developing consistent risk principles across the Bank, overseas branches and overseas banking subsidiaries.

Material risks are identified, measured, monitored and reported to the Board of Directors and Board level committees through the following:

a. Risk profile templates

Bank-wide risk dashboard covering various risks of the Bank is presented to the Risk Committee and to the Board on a quarterly basis. The risk dashboard provides the level and the direction of risk at Bank level with a comparison to the previous quarter. The level and direction of risk are arrived at based on pre-determined parameters. Additionally, the key risk indicators for different risks are also presented to the Risk Committee as part of the risk profile templates on a periodic basis.

b. ICAAP/stress testing

As part of ICAAP, the Bank conducts stress testing under various historical and hypothetical scenarios to assess the impact of stress on current and projected capital positions. The methodology for stress testing is approved by the Board of Directors. The results of stress testing are reported to the Board of Directors and submitted to RBI annually as part of the ICAAP. As detailed in the ICAAP, stress test results are reported periodically for various risks to the Asset Liability Management Committee (ALCO).

c. Stress tolerance limits

In line with various risk limits applicable for the Bank's portfolios, stress tolerance limits have been formulated for various risks. The actual position/utilisation against the limits is periodically reported to Board level committees/ALCO.

d. **Other reviews by Credit Committee**

Apart from sanctioning proposals, the Credit Committee carries out reviews of the credit quality of the portfolio at regular intervals. The Committee also reviews specific cases that need special attention, details of credit sanctions, irregularity reports and movement in non-performing loans. Further, the Committee reviews developments in industrial sectors and specific strategies of the Bank with respect to the exposure to various industries.

e. **Reporting against prudential exposure norms**

Status of actual position against prudential exposure limits set by the Board or stipulated by RBI is reported periodically to respective committees.

Measurement of risks for capital adequacy purposes

Under Pillar 1 of the extant RBI guidelines on Basel II, the Bank currently follows the standardised approach for credit and market risk and basic indicator approach for operational risk.

5. CREDIT RISK

The Bank is exposed to credit risk in its lending operations. Credit risk is the risk of loss that may occur from the failure of any counterparty to abide by the terms and conditions of any financial contract with the Bank, principally the failure to make required payments as per the terms and conditions of the contracts.

Policies and processes

All credit risk related aspects are governed by Credit and Recovery Policy (Credit Policy). Credit Policy outlines the type of products that can be offered, customer categories, target customer profile, credit approval process and limits. The Credit Policy is approved by the Board of Directors.

The delegation structure for approval of credit limits is approved by the Board of Directors. All credit proposals other than retail products, program lending and certain other specified products are rated internally by the Risk Management Group (RMG) prior to approval by the appropriate forum.

Credit facilities with respect to retail products are provided as per approved product policies. All retail products and policies require the approval of the Committee of Executive Directors (COED).

- Within the retail operations, there is segregation of the sourcing, verification, approval and disbursement of retail credit exposures to achieve independence.
- Program lending involves a cluster based approach, wherein a lending program is implemented for a homogeneous group of individuals/business entities, which comply with certain laid down parameterised norms. The approving authority as per the Board approved authorisation lays down these parameters.
- For certain products including dealer funding, builder finance and facilities fully collateralised by cash and cash equivalents, the delegation structure approved by the Board of Directors may permit exemption from the stipulation pertaining to internal rating, up to a certain loan amount. Credit approval limits with respect to such products are laid out in the delegation structure approved by the Board of Directors.

A risk based asset review framework has been put in place wherein the frequency of asset review would be higher for cases with higher outstanding and/or lower credit rating.

Structure and organisation

RMG is responsible for rating of the credit portfolio, tracking trends in various industries and periodic reporting of portfolio-level changes. RMG is segregated into sub-groups for corporate, small enterprises, rural and agri-linked banking group and retail businesses.

The overseas banking subsidiaries of the Bank have also established similar structures to ensure adequate risk management, factoring in the risks particular to the respective businesses and the regulatory and statutory guidelines. The risk heads of all overseas banking subsidiaries have a reporting relationship to the Head - RMG, in addition to reporting to the Chief Executive Officer of the respective subsidiaries.

Credit risk assessment process

There is a structured and standardised credit approval process including a comprehensive credit risk assessment process, which encompasses analysis of relevant quantitative and qualitative information to ascertain credit rating of the borrower.

The credit rating process involves assessment of risk emanating from various sources such as industry risk, business risk, financial risk, management risk, project risk and structure risk.

In respect of retail advances, the Bank's credit officers evaluate credit proposals on the basis of the operating notes approved by the COED and the risk assessment criteria defined by RMG.

Credit approval authorisation structure

The Board of Directors has delegated the approving authority to committees such as the Credit Committee (comprising a majority of independent Directors), the COED (comprising whole time Directors), the Committee of Senior Management (comprising Whole Time Directors and Group Executives/Presidents), the Committee of Executives, the Regional Committee, Small and Medium Enterprise and Corporate Agriculture Forums (SMEAG forums) and Retail Credit Forums (RCF forums) (comprising of designated executives), and also to individual executives (under joint delegation). SMEAG forums, RCF forums and individual executives (under joint delegation) can approve proposals under program norms (Programs approved by the COED). The above authorities can approve financial assistance within certain individual and group exposure limits set by the Board of Directors. The authorisation is based on the level of risk and the quantum of exposure, to ensure that the transactions with higher exposure and level of risk are put up to correspondingly higher forum/committee for approval.

In respect of retail loans, all exposures are approved under operating notes or programs approved by the COED. This involves a cluster-based approach for a particular product or for homogeneous group of individuals/business entities that comply with certain laid down parameterised norms. The norms vary across product segments/customer profile, but typically include factors such as the borrower's income, the loan-to-value ratio and demographic parameters. The individual credit proposals are evaluated and approved by executives on the basis of the product policies.

Credit risk monitoring process

For effective monitoring of credit facilities, a post-approval authorisation structure has been laid down. For corporate, small enterprises and rural and agriculture linked banking business, Credit Middle Office Group verifies adherence to the terms of the approval prior to commitment and disbursement of credit facilities.

The Bank has established centralised operations to manage operational risk in the various back office processes of the Bank's retail loan business except for a few operations, which are decentralised to improve turnaround time for customers. The fraud prevention and control group manages fraud-related risks through fraud prevention and through recovery of fraud losses. The fraud control group evaluates various external agencies involved in the retail finance operations, including direct marketing associates, external verification associates and collection agencies.

The Bank has a collections unit structured along various product lines and geographical locations, to manage delinquency levels. The collections unit operates under the guidelines of a standardised recovery process.

The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

Reporting and measurement

Credit exposure for the Bank is measured and monitored using a centralised exposure management system. The analysis of the composition of the portfolio is presented to the Risk Committee on a quarterly basis.

The Bank complies with the norms on exposure stipulated by RBI for both single borrower as well as borrower group at the consolidated level. Limits have been set as a percentage of the Bank's consolidated capital funds and are regularly monitored. The utilisation against specified limits is reported to the COED and Credit Committee on a periodic basis.

Credit concentration risk

Credit concentration risk arises mainly on account of concentration of exposures under various categories including industry, products, geography, sensitive sectors, underlying collateral nature and single/group borrower exposures.

Limits have been stipulated on single borrower, borrower group, industry and longer tenure exposure to a borrower group. Exposure to top 10 borrowers and borrower groups, exposure to capital market segment and unsecured exposures for the ICICI Group (consolidated) are reported to the senior management committees on a quarterly basis. Limits on countries and bank counterparties have also been stipulated.

Definition and classification of non-performing assets (NPAs)

The Bank classifies its advances (loans and credit substitutes in the nature of an advance) into performing and non-performing loans in accordance with the extant RBI guidelines.

An NPA is defined as a loan or an advance where:

i) interest and/or installment of principal remain overdue for more than 90 days in respect of a term loan. Any amount due to the bank under any credit facility is 'overdue' if it is not paid on the due date fixed by the Bank;

ii) if the interest due and charged during a quarter is not serviced fully within 90 days from the end of the quarter;

iii) the account remains 'out of order' in respect of an overdraft/cash credit facility. An account is treated as 'out of order' if:

a. the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days; or
b. where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but there are no credits continuously for 90 days as on the date of the balance sheet; or
c. credits in the account are not enough to cover the interest debited during the accounting period; or
d. drawings have been permitted in the account for a continuous period of 90 days based on drawing power computed on the basis of stock statements that are more than three months old even though the unit may be working or the borrower's financial position is satisfactory; or
e. the regular/ad hoc credit limits have not been reviewed/renewed within 180 days from the due date/date of *ad hoc* sanction.

iv) a bill purchased/discounted by the Bank remains overdue for a period of more than 90 days;

v) interest and/or installment of principal in respect of an agricultural loan remains overdue for two crop seasons for short duration crops and one crop season for long duration crops;

vi) In respect of a securitisation transaction undertaken in terms of the RBI guidelines on securitisation, the amount of liquidity facility remains outstanding for more than 90 days;

vii) In respect of derivative transactions, if the overdue receivables representing positive mark-to-market value of a derivative contract, remain unpaid for a period of 90 days from the specified due date for payment.

Irrespective of payment performance, the Bank identifies a borrower account as an NPA even if it does not meet any of the above mentioned criteria, where:

- loans availed by a borrower are repeatedly restructured unless otherwise permitted by regulations;
- loans availed by a borrower are classified as fraud;
- project does not commence commercial operations within the timelines permitted under the RBI guidelines in respect of the loans extended to a borrower for the purpose of implementing a project; and
- any security in nature of debenture/bonds/equity shares issued by a borrower and held by the Bank is classified as non-performing investment.

Further, non performing investments are identified as per extant regulations.

Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. A sub-standard asset is one, which has remained a NPA for a period less than or equal to 12 months. An asset is classified as doubtful if it has remained in the sub-standard category for more than 12 months. A loss asset is one where loss has been identified by the Bank or internal or external auditors or during RBI inspection but the amount has not been written off fully.

Restructured assets

As per RBI guidelines, a fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. Similar guidelines apply to restructuring of substandard and doubtful loans.

A sub-standard/doubtful asset, which has been restructured, will be upgraded to the standard category only after a satisfactory performance by the borrower over a period of time. The RBI has specified the period to be one year from date when the instalment/interest falls due as per the restructuring scheme.

a. Credit risk exposures (March 31, 2012)

Credit risk exposures (excluding specific risk on available-for-sale and held-for-trading portfolio) include all credit exposures as per RBI guidelines on exposure norms and investments in the held-to-maturity category. Domestic sovereign exposures that are risk-weighted at zero percent and exposures to regulatory capital instruments of subsidiaries that are deducted from the capital funds have been excluded.

₹ in billion

Category	Credit exposure
Fund-based facilities	4,311.26
Non-fund based facilities	3,019.83
Total[1]	**7,331.09**

1. Includes all entities considered for Basel II capital adequacy computation.

at March 31, 2012

b. Geographic distribution of exposures (March 31, 2012)

₹ in billion

Category	Fund-based facilities	Non-fund based facilities
Domestic	3,115.94	2,600.49
Overseas	1,195.32	419.34
Total[1]	**4,311.26**	**3,019.83**

1. Includes all entities considered for Basel II capital adequacy computation.

c. Industry-wise distribution of exposures (March 31, 2012)

₹ in billion

Industry	Fund-based facilities	Non-fund based facilities
Retail finance[1]	1,251.59	18.34
Bank[2]	222.89	413.39
Electronics and engineering	101.75	511.96
Services – finance	417.31	150.50
Power	234.81	218.90
Services - non finance	283.18	149.97
Crude petroleum/refining and petrochemicals	113.94	297.64
Road, port, telecom, urban development and other infrastructure	246.47	163.21
Iron/steel and products	175.44	198.67
Construction	79.75	227.37
Metal and products (excluding iron and steel)	82.86	148.64
Food and beverages	112.88	56.65
Wholesale/retail trade	77.73	90.54
Mutual funds	152.24	0.07
Mining	98.81	46.30
Chemical and fertilizers	71.37	73.24
Automobiles	63.84	46.77
Shipping	50.32	38.39
Cement	55.66	31.06
Drugs and pharmaceuticals	48.17	23.34
Manufacturing products excluding metal	44.60	19.59
Gems and jewellery	38.57	17.33
Textiles	32.24	16.31
FMCG	7.19	6.97
Venture capital funds	1.94	-
Other industries	245.71	54.68
Grand Total [3]	**4,311.26**	**3,019.83**

1. Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, and credit cards. Also includes dealer funding exposures and developer financing exposures.
2. Includes balances with banks.
3. Includes all entities considered for Basel II capital adequacy computation.

d. **Maturity pattern of assets (March 31, 2012)[1]**

The maturity pattern of assets at March 31, 2012 is detailed in the table below.

₹ in billion

Maturity buckets	Cash & balances with RBI	Balances with banks & money at call and short notice	Investments	Loans & advances	Fixed assets	Other assets	Total
Day 1	68.19	33.31	85.39	10.49	-	5.91	203.29
2 to 7 days	4.41	95.46	300.05	18.87	(0.00)	26.78	445.57
8 to 14 days	3.69	7.37	57.97	22.10	-	10.65	101.78
15 to 28 days	6.02	17.25	110.03	49.13	-	21.79	204.21
29 days to 3 months	13.51	13.54	79.76	161.43	0.02	14.54	282.80
3 to 6 months	15.26	9.02	91.31	210.15	0.02	11.25	337.01
6 months to 1 year	22.17	6.08	149.60	388.18	0.01	3.90	569.93
1 to 3 years	30.37	1.71	245.08	1,130.93	2.39	1.41	1,411.89
3 to 5 years	12.52	0.00	163.27	496.79	0.04	0.90	673.52
Above 5 years	29.03	0.01	373.94	433.04	44.66	130.05	1,010.73
Total	**205.16**	**183.74**	**1,656.41**	**2,921.11**	**47.14**	**227.19**	**5,240.73**

1. Consolidated figures for the Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities Limited and its subsidiaries. The maturity pattern of assets for the Bank is based on methodology used for reporting positions to the RBI on asset-liability management. The maturity pattern of assets for the subsidiaries is based on similar principles.

e. **Amount of non-performing loans (NPLs) (March 31, 2012)**

₹ in billion

NPL Classification	Gross NPLs	Net NPLs
Sub-standard	21.05	16.59
Doubtful	76.74	10.33
- Doubtful 1[1]	11.99	3.61
- Doubtful 2[1]	58.46	6.72
- Doubtful 3[1]	6.29	-
Loss	8.28	-
Total[2,3]	**106.07**	**26.92**
NPL ratio[4]	**3.53%**	**0.92%**

1. Loans classified as NPLs for 456 to 820 days are classified as Doubtful 1,821 to 1,550 days as Doubtful 2 and above 1,550 days as Doubtful 3.
2 Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.
3. Identification of loans as non-performing/impaired is in line with the guidelines issued by regulators of respective subsidiaries.
4. Gross NPL ratio is computed as a ratio of gross NPLs to gross advances. Net NPL ratio is computed as a ratio of net NPLs to net advances.

at March 31, 2012

f. Movement of NPLs

₹ in billion

	Gross NPL	Net NPL
Opening balance at April 1, 2011	109.57	30.53
Additions during the year[1]	35.65	18.31
Reductions/write-offs during the year[1]	(39.15)	(21.92)
Closing balance at March 31, 2012[2]	**106.07**	**26.92**

1. The difference between the opening and closing balances (other than accounts written off during the year) of NPLs in credit cards is included in additions during the year.
2. Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.

g. Movement of provisions for NPLs

₹ in billion

	Amount
Opening balance at April 1, 2011	79.04
Provisions made during the year[1]	22.08
Write-offs during the year	(11.57)
Write-back of excess provisions during the year	(10.39)
Closing balance at March 31, 2012[2]	**79.16**

1. The difference between the opening and closing balances (other than accounts written off during the year) of provisions on credit cards is included in provisions made during the year.
2 Includes advances portfolio of the Bank and its banking subsidiaries and ICICI Home Finance Company.

h. Amount of non-performing investments (NPIs) in securities, other than government and other approved securities

₹ in billion

	Amount[1]
Gross NPIs at March 31, 2012	6.19
Total provisions held on NPIs	4.68
Net NPIs at March 31, 2012	**1.51**

1. Includes NPIs of the Bank and its banking subsidiaries.

i. Movement of provisions for depreciation on investments[1]

₹ in billion

	Amount
Opening balance at April 1, 2011	28.22
Provision/depreciation (net) made during the year	2.93
(Write-off)/(write back) of excess provision during the year	(2.90)
Closing balance at March 31, 2012[2]	**28.25**

1. After considering movement in appreciation on investments.
2. Includes all entities considered for Basel II capital adequacy computation.

6. CREDIT RISK: PORTFOLIOS SUBJECT TO THE STANDARDISED APPROACH

a. External ratings

The Bank uses the standardised approach to measure the capital requirements for credit risk. As per the standardised approach, regulatory capital requirements for credit risk on corporate exposures is measured based on external credit ratings assigned by External Credit Assessment Institutions (ECAI) specified by RBI in its guidelines on Basel

II. As stipulated by RBI, the risk weights for resident corporate exposures are assessed based on the external ratings assigned by domestic ECAI and the risk weights for non-resident corporate exposures are assessed based on the external ratings assigned by international ECAI. For this purpose, at March 31, 2012, the domestic ECAI specified by RBI were CRISIL Limited, Credit Analysis & Research Limited, ICRA Limited and Fitch India, and the international ECAI specified by RBI were Standard & Poor's, Moody's and Fitch. Further, the RBI's Basel II framework stipulates guidelines on the scope and eligibility of application of external ratings. The Bank reckons the external rating on the exposure for risk weighting purposes, if the external rating assessment complies with the guidelines stipulated by RBI.

The key aspects of the Bank's external ratings application framework are as follows:

- The Bank uses only those ratings that have been solicited by the counterparty.
- Foreign sovereign and foreign bank exposures are risk-weighted based on issuer ratings assigned to them.
- The risk-weighting of corporate exposures based on the external credit ratings includes the following:
  i. The Bank reckons external ratings of corporates either at the credit facility level or at the borrower (issuer) level. The Bank considers the facility rating where both the facility and the borrower rating are available given the more specific nature of the facility credit assessment.
  ii. The Bank ensures that the external rating of the facility/borrower has been reviewed at least once by the ECAI during the previous 15 months and is in force on the date of its application.
  iii. When a borrower is assigned a rating that maps to a risk weight of 150%, then this rating is applied on all the unrated facilities of the borrower and risk weighted at 150%.
  iv. Unrated short-term claim on counterparty is assigned a risk weight of at least one level higher than the risk weight applicable to the rated short term claim on that counterparty.
- The RBI guidelines outline specific conditions for facilities that have multiple ratings. In this context, the lower rating, where there are two ratings and the second-lowest rating where there are three or more ratings are used for a given facility.

b. Credit exposures by risk weights

At March 31, 2012, the credit exposures subject to the Standardised approach after adjusting for credit risk mitigation by risk weights were as follows:

₹ in billion

Exposure Category	Amount outstanding[1]
Less than 100% risk weight	2,344.17
100% risk weight	4,312.72
More than 100% risk weight	507.66
Deducted from capital	24.35
Total[2]	**7,188.90**

1. Credit risk exposures include all exposures, as per RBI guidelines on exposure norms, subject to credit risk and investments in held-to-maturity category. Claims on domestic sovereign which are risk-weighted at 0% and regulatory capital instruments of subsidiaries, which are deducted from the capital funds have been excluded. The credit exposures have been adjusted for credit risk mitigation.
2. Includes all entities considered for Basel II capital adequacy computation.

7. CREDIT RISK MITIGATION

a. Collateral management and credit risk mitigation

The Bank has a Board approved policy framework for collateral management and credit risk mitigation techniques, which include among other aspects guidelines on acceptable types of collateral, ongoing monitoring of collateral including the frequency and basis of valuation and application of credit risk mitigation techniques.

Collateral management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the bank appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counterparty. The Bank also endeavours to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank's exposure. The collateral value is monitored periodically.

Collateral valuation

As stipulated by the RBI guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible collateral as specified in the Basel II guidelines.

The Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by RBI guidelines. These adjustments, also referred to as 'haircuts', to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights.

Types of collateral taken by the Bank

The Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In case of corporate and small and medium enterprises financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, security of the assets of the borrower and assignment of the underlying project contracts is generally taken. In addition, in some cases, additional security such as pledge of shares, cash collateral, charge on receivables with an escrow arrangement and guarantees is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed. The valuation of the properties is carried out by an empanelled valuer at the time of sanctioning the loan.

The Bank also offers products which are primarily based on collateral such as shares, specified securities, warehoused commodities and gold jewellery. These products are offered in line with the approved product policies, which include types of collateral, valuation and margining.

The Bank extends unsecured facilities to clients for certain products such as derivatives, credit cards and personal loans. The limits with respect to unsecured facilities have been approved by the Board of Directors.

The decision on the type and quantum of collateral for each transaction is taken by the credit approving authority as per the credit approval authorisation approved by the Board of Directors. For facilities provided as per approved product policies (retail products, loan against shares etc.), collateral is taken in line with the policy.

Credit risk mitigation techniques

The RBI guidelines on Basel II allow the following credit risk mitigants to be recognised for regulatory capital purposes:

- **Eligible financial collateral,** which include cash (deposited with the Bank), gold (including bullion and jewellery, subject to collateralised jewellery being benchmarked to 99.99% purity), securities issued by Central and State Governments, Kisan Vikas Patra, National Savings Certificates, life insurance policies with a declared surrender value issued by an insurance company, which is regulated by the insurance sector regulator, certain debt securities, mutual fund units where daily net asset value is available in public domain and the mutual fund is limited to investing in the instruments listed above.

- **On-balance sheet netting,** which is confined to loans/advances and deposits, where banks have legally enforceable netting arrangements, involving specific lien with proof of documentation.
- **Guarantees,** where these are direct, explicit, irrevocable and unconditional. Further, the eligible guarantors would comprise:
  - Sovereigns, sovereign entities stipulated in the RBI guidelines on Basel II, bank and primary dealers with a lower risk weight than the counterparty; and
  - Other entities, which are rated AA(-) or better.

The Bank reckons the permitted credit risk mitigants for obtaining capital relief only when the credit risk mitigant fulfills the conditions stipulated for eligibility and legal certainty by RBI in its guidelines on Basel II.

Concentrations within credit risk mitigation

The RBI guidelines, among its conditions for eligible credit risk mitigants, require that there should not be a material positive correlation between the credit quality of the counterparty and the value of the collateral being considered. RMG conducts the assessment of the aspect of material positive correlation on cases referred to it and accordingly evaluates the eligibility of the credit risk mitigant for obtaining capital relief. Currently, the Bank does not have any concentration risk within credit risk mitigation.

b. Portfolio covered by eligible financial collateral (March 31, 2012)

₹ in billion

	Amount[1]
Exposures fully covered by eligible financial collateral, after application of haircut	99.27
Exposures fully covered by eligible corporate guarantees	15.25

1. Includes all entities considered for Basel II capital adequacy computation.

The processes for capital computation and credit risk mitigation based on Basel II guidelines are consistent across subsidiaries of the Bank.

8. SECURITISATION

a. Securitisation objectives, roles played by the Bank and the risks

Objectives

The Bank's primary objective of securitisation activities is to increase the efficiency of capital and enhance the return on capital employed by diversifying sources of funding.

Roles played by the Bank

In securitisation transactions backed by assets either originated by the Bank or third parties, the Bank plays the following major roles:

- **Underwriter:** allowing un-subscribed portions of securitised debt issuances, if any to devolve on the Bank, with the intent of selling at a later stage.
- **Investor/trader/market-maker:** acquiring investment grade securitised debt instruments backed by financial assets originated by third parties for purposes of investment/trading/market-making with the aim of developing an active secondary market in securitised debt.
- **Structurer:** structuring appropriately in a form and manner suitably tailored to meet investor requirements, while being compliant with extant regulations.
- **Provider of liquidity facilities:** addressing temporary mismatches on account of the timing differences between the receipt of cash flows from the underlying performing assets and the fulfillment of obligations to the beneficiaries.

- **Provider of credit enhancement facilities:** addressing delinquencies associated with the underlying assets, i.e. bridging the gaps arising out of credit considerations between cash flows received/collected from the underlying assets and the fulfillment of repayment obligations to the beneficiaries.
- **Provider of collection and processing services:** collecting and/or managing receivables from underlying obligors, contribution from the investors to securitisation transactions, making payments to counterparties/appropriate beneficiaries, reporting the collection efficiency and other performance parameters and providing other services relating to collections and payments as may be required for the purpose of the transactions.

Risks in securitisation

The major risks inherent in the securitised transactions are:

- **Credit risk:** Risk arising on account of payment delinquencies from underlying obligors/borrowers in the assigned pool.
- **Market risk:**
  i) Liquidity risk: Risk arising on account of lack of secondary market to provide ready exit options to the investors/participants.
  ii) Interest rate/currency risk: Mark to market risks arising on account of interest rate/currency fluctuations.
- **Operational risk:**
  i) Co-mingling risk: Risk arising on account of co-mingling of funds belonging to investor(s) with that of the originator and/or collection and processing servicer, when there exist a time lag between collecting amounts due from the obligors and payment made to the investors.
  ii) Performance risk: Risk arising on account of the inability of a Collection and Processing Agent to collect monies from the underlying obligors as well as operational difficulties in processing the payments.
  iii) Regulatory and legal risk: Risk arising on account of
    - non-compliance of the transaction structures with the extant applicable laws which may result in the transaction(s) being rendered invalid;
    - conflict between the provisions of the transaction documents with those of the underlying financial facility agreements; and
    - non-enforceability of security/claims due to imperfection in execution of the underlying facility agreements with the borrower(s).
- **Reputation risk:** Risk arising on account of
  i) rating downgrade of a securitised instrument due to unsatisfactory performance of the underlying asset pool; and
  ii) inappropriate practices followed by the collection and processing agent.

In addition to the above, securitised assets are exposed to prepayment and pipeline and warehousing risks. Prepayment risk arises on account of prepayment of dues by obligors/borrowers in the assigned pool either in part or full. Pipeline and warehousing risks refer to the event where originating banks are unable to off-load assets, which were originated with an intention of selling thus potentially exposing them to losses arising on declining values of these assets. The Bank does not follow the "originate to distribute" model in the domestic market and hence is not exposed to the pipeline and warehousing risks in the domestic market. In the overseas markets, where the Bank executes certain transactions on a "originate to distribute/syndicate" model, the Bank has established an appropriate risk management and mitigation framework to assess and manage any risks associated with such transactions.

Processes in place to monitor change in risks of securitisation exposures

The Bank has established appropriate risk management processes to monitor the risks on securitisation exposures, which include:

- **Monitoring credit risk**

  The Bank in the capacity of collection and processing agent prepares monthly performance reports which are circulated to investors/assignees/rating agencies. The securitised pools are continuously monitored and those requiring attention are subjected to specific interventions (e.g. focused collection efforts in affected geographies etc.) to improve their performance.

  The risk assessment of the pools is done continuously by the rating agencies based on amortisation level, collection efficiency, credit enhancement utilisation levels and credit cover available for balance deal tenor.

- **Monitoring market risk**

  The Bank ascertains market value of the securitisation exposures based on extant norms, which is compared with their book value to assess the marked to market impact of these exposures monthly.

Bank's policy governing the use of credit risk mitigation to mitigate the risks retained through securitisation exposures

The Bank has not used credit risk mitigants to mitigate retained risks.

b. **Summary of the Bank's accounting policies for securitisation activities**

Whether the transactions are treated as sales or financings

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold.

Methods and key assumptions (including inputs) applied in valuing positions retained or purchased

The valuation of the retained interests in the form of pass-through certificates (PTCs) is based on the projected cash flows as received from the issuer, which are present valued using the Yield-to-Maturity (YTM) rates, which are computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities as published by Fixed Income Money Market and Derivatives Association (FIMMDA).

The retained/purchased interests in the form of subordinate contributions are carried at book value.

There is no change in the methods and key assumptions applied in valuing retained/purchased interests from previous year.

Policies for recognising liabilities on the balance sheet for arrangements that could require the bank to provide financial support for securitised assets

The Bank provides credit enhancements in the form of cash deposits or guarantees in its securitisation transactions. The Bank makes appropriate provisions for any delinquency losses assessed at the time of sale as well as over the life of the securitisation transactions in accordance with the RBI guidelines.

c. **Rating of securitisation exposures**

Ratings obtained from ECAIs stipulated by RBI (as stated above) are used for computing capital requirements for securisation exposures. Where the external ratings of the Bank's investment in securitised debt instruments/PTCs are at least partly based on unfunded support provided by the Bank, such investments are treated as unrated and deducted from the capital funds.

at March 31, 2012

d. Details of securitisation exposures in the banking book

i. Total outstanding exposures securitised and the related unrecognised gains/(losses) (March 31, 2012)

₹ in billion

Exposure type	Outstanding[1]	Unrecognised gains/(losses)
Vehicle/equipment loans	-	0.00
Home and home equity loans	9.35	-
Personal loans	-	-
Corporate loans	1.91	-
Mixed asset pool	-	-
Total	**11.26**	**0.00**

1. The amounts represent the total outstanding principal at March 31, 2012 for securitisation deals and include direct assignments in the nature of sell-downs. Credit enhancements and liquidity facilities are not included in the above amounts. During the year ended March 31, 2012, the Bank had not securitised any assets as an originator.

ii. Break-up of securitisation gains/(losses) (net)

₹ in billion

Exposure type	Year ended March 31, 2012[1]
Vehicle/equipment loans	(1.17)
Home and home equity loans	0.15
Personal loans	(0.99)
Corporate loans	-
Mixed asset pool	-
Total	**(2.02)**

1. The amounts include gain amortised during the year and expenses relating to utilisation of credit enhancements.

iii. Assets to be securitised within a year at March 31, 2012

₹ in billion

	Amount
Amount of assets intended to be securitised within a year	28.07

iv. Securitisation exposures retained or purchased (March 31, 2012)

₹ in billion

Exposure type[1]	On-balance sheet	Off-balance sheet	Total
Vehicle/equipment loans	3.03	6.78	9.81
Home and home equity loans	17.09	0.20	17.29
Personal loans	0.40	1.07	1.47
Corporate loans	3.20	9.18	12.38
Mixed asset pool	6.06	10.30	16.35
Total	**29.78**	**27.52**	**57.30**

1. Securitisation exposures include but are not restricted to liquidity facilities, other commitments and credit enhancements such as interest only strips, cash collateral accounts and other subordinated assets as well as direct assignments in the nature of sell-downs. The amounts are net of provisions. Credit enhancements have been stated at gross levels and not been adjusted for their utilisation. Utilised portion of unfunded credit enhancements have been disclosed under off-balance sheet exposures at March 31, 2012.

v. **Risk weight bands break-up of securitisation exposures retained or purchased (March 31, 2012)**

₹ in billion

Exposure type[1]	<100% risk weight	100% risk weight	>100% risk weight	Total
Vehicle/equipment loans	4.43	-	-	4.43
Home and home equity loans	6.43	3.77	-	10.20
Personal loans	-	-	-	-
Corporate loans	9.46	1.01	-	10.47
Mixed asset pool	7.86	-	-	7.86
Total	**28.18**	**4.78**	**-**	**32.96**
Total capital charge	**0.68**	**0.43**	**-**	**1.11**

1. Includes direct assignments in the nature of sell-downs.

vi. **Securitisation exposures deducted from capital (March 31, 2012)**

₹ in billion

Exposure type[1]	Exposures deducted entirely from Tier-1 capital	Credit enhancing interest-only strips deducted from total capital[2]	Other exposures deducted from total capital[3]
Vehicle/equipment loans	-	0.40	4.98
Home and home equity loans	-	0.89	6.21
Personal loans	-	-	1.47
Corporate loans	-	-	1.91
Mixed asset pool	-	0.79	7.70
Total	**-**	**2.08**	**22.27**

1. Includes direct assignments in the nature of sell-downs.
2. Includes subordinate contribution amount deducted from capital.
3. Includes credit enhancements (excluding interest only strips). Credit enhancements have been stated at gross levels and not been adjusted for their utilisation. The amounts are net of provisions.

e. **Details of securitisation exposures in the trading book**

I. **Aggregate amount of exposures securitised for which the Bank has retained some exposures subject to market risk (March 31, 2012)**

₹ in billion

Exposure type	Total[1]
Vehicle/equipment loans	0.62
Home and home equity loans	2.67
Personal loans	-
Corporate loans	-
Mixed asset pool	-
Total	**3.29**

1. The amounts represent the outstanding principal at March 31, 2012 for securitisation deals.

at March 31, 2012

ii. Securitisation exposures retained or purchased (March 31, 2012)

₹ in billion

Exposure type[1]	On-balance sheet	Off-balance sheet	Total
Vehicle/equipment loans	0.62	-	0.62
Home and home equity loans	10.66	-	10.66
Personal loans	-	-	-
Corporate loans	0.26	-	0.26
Mixed asset pool	3.14	-	3.14
Total	**14.68**	-	**14.68**

1. Securitisation exposures include PTCs originated by the Bank as well as PTCs purchased in case of third party originated securitisation transactions.

iii. Risk weight bands break-up of securitisation exposures retained or purchased and the related capital charge (March 31, 2012)

₹ in billion

	Exposure	Capital charge[1]
<100% risk weight	11.75	0.22
100% risk weight	-	-
>100% risk weight	-	-
Total	**11.75**	**0.22**

1. Represents capital required to be maintained at 9.00% as per RBI guidelines.

vi. Securitisation exposures deducted from capital (March 31, 2012)

₹ in billion

Exposure type	Exposures deducted entirely from Tier-1 capital	Credit enhancing interest-only strips deducted from total capital	Credit enhancing interest-only strips deducted from total capital[1]
Vehicle/equipment loans	-	-	0.62
Home and home equity loans	-	-	-
Personal loans	-	-	-
Corporate loans	-	-	-
Mixed asset pool	-	-	2.31
Total	-	-	**2.93**

1. PTCs originated by the Bank whose external credit ratings are at least partly based on unfunded support provided by the Bank have been treated as unrated and deducted from the capital funds at their book values.

9. MARKET RISK IN TRADING BOOK

a. Market risk management policy

Risk management policies

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. The market risk for the Bank is managed in accordance with the Investment Policy and Derivatives Policy, which are approved by the Board. The policies ensure that operations in securities, foreign exchange and derivatives are conducted in accordance with sound and acceptable business practices and are as per the extant regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structure that governs transactions in financial instruments. The policies are reviewed periodically to incorporate changed business requirements, economic environment and changes in regulations.

ICICI Bank at March 31, 2012

Risk management objectives

The Bank manages its market risk with the broad objectives of:

1. Management of market risk such as interest rate risk, currency risk, equity risk and credit spread risk arising from the investments and derivatives portfolio.
2. Proper classification, valuation and accounting of investments and derivatives portfolio.
3. Adequate and proper reporting of investments and derivative products.
4. Compliance with regulatory requirements.
5. Effective control over the operation and execution of market related transactions.

Structure and organisation of the market risk management function

The Market Risk Management Group (MRMG), which is an independent function reports to the Head - RMG. MRMG exercises independent control over the process of market risk management and recommends changes in policies and methodologies for measuring market risk. There is clear functional separation of:

- Trading i.e. front office; and
- Monitoring, control, settlements and accounting i.e. Treasury Middle Office Group (TMOG).

Strategies and processes

Internal control system

Treasury operations warrant elaborate control procedures. Keeping this in view, the following guidelines are followed for effective control of the treasury operations:

1. Monitoring

   TMOG is responsible for an independent check of the transactions entered into by the front office. It also monitors all limits laid down in the Investment Policy.
2. System controls

   The system used for recording, processing, monitoring and accounting of treasury transactions have adequate data integrity controls. The process for enabling/disabling role-based access is also documented.
3. Delegation and Exception handling processes

   Keeping in view the size of the investment portfolio and the variety of securities that the Bank deals in, authority for investment decisions has been delegated to various dealers depending on business requirements.

   The Investment Policy sets out deal-size limits for various products. Various coherence checks have been inserted in the system for ensuring that the appropriate deal size limits are enforced to minimise exceptions.

   The Investment Policy lists the value-at-risk (VaR) limits and stop loss limits for different groups. It also defines the approval mechanism in case of breach of these limits.

Scope and nature of risk reporting and/or measurement systems

Reporting

The Bank periodically reports on the various investments and their related risk measures to the senior management and the committees of the Board. The Bank also periodically submits the required reports to the regulator as per the regulatory reporting requirements.

Measurement

The Bank has devised various risk metrics for different products and investments. These risk metrics are measured and reported to the senior management independently by TMOG. Some of the risk metrics adopted by the Bank for monitoring its risks are VaR, duration of equity (DoE), price value of basis point (PV01) and stop loss amongst others. Limits are placed on various risk metrics, which are monitored on a periodic basis.

Hedging and mitigation

Limits on positions that can be maintained are laid out in the relevant policies. All business groups are required to operate within these limits. Hedge transactions for banking book transactions are periodically assessed for hedge effectiveness.

Frameworks in overseas banking subsidiaries

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage market risk. The frameworks are established considering host country regulatory requirements as applicable.

at March 31, 2012

b. Capital requirements for market risk

The capital requirements for market risk (general and specific) at March 31, 2012 were:

₹ in billion

	Amount
Capital required	**31.96**
- for interest rate risk [1]	26.06
- for foreign exchange (including gold) risk	0.87
- for equity position risk	5.03

1. Includes capital required of ₹ 0.22 billion for securitisation exposure.

10. OPERATIONAL RISK

a. Operational risk management framework

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputation risk. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and covers a wide spectrum of issues.

Objectives

The objective of the Bank's operational risk management is to manage and control operational risks in a cost effective manner within targeted levels of operational risk consistent with the Bank's risk appetite as specified in the Operational Risk Management Policy (the Policy) approved by the Board of Directors. The Policy aims to:

- Define Bank level operational risk appetite;
- Establish clear ownership and accountability for management and mitigation of operational risk;
- Help business and operations to improve internal controls, reduce likelihood of occurrence of operational risk incidents and minimise potential impact of losses;
- Minimise losses and customer dissatisfaction due to failure in processes;
- Develop comprehensive operational risk loss database for effective mitigation;
- Meet regulatory requirements as set out in the guidance note on management of operational risk issued by the Reserve Bank of India (RBI); and
- Compute capital charge for operational risk as per the guidelines issued by the RBI.

Operational risk management governance and framework

The Bank has a comprehensive risk governance structure in line with the RBI guidelines. Further, the Bank is in compliance with the corporate governance requirements of Securities and Exchange Board of India (SEBI), Companies Act and Sarbanes Oxley (SOX) Act (USA). Some of the key sub-committees of the Board that undertake inter-alia supervision and review of operational risk aspects include the Risk Committee, the Fraud Monitoring Committee and the Audit Committee.

The Board and the Risk Committee reviews the operational risk level and direction and the material operational risk exposures. The Fraud Monitoring Committee reviews the fraud risk aspects. The Audit Committee supervises the audit and compliance related aspects. Internal Audit Department carries out audit according to the Risk Based Audit Plan and reports the findings to the Audit Committee.

In line with the RBI guidelines, an independent Operational Risk Management Group (ORMG) was set up in the year 2006. The Bank's operational risk management governance and framework is defined in the Policy. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. For the purpose of robust quality of operational risk management across the Bank, the operational risk management processes of the Bank have been certified for ISO 9001:2008 standard.

The Policy also specifies the composition, roles and responsibilities of Operational Risk Management Committee (ORMC). ORMC is responsible for overseeing all material operational risks, responses to risk issues and the adequacy and effectiveness of controls within a given operational risk control area.

The key elements in the operational risk management framework as defined in the Policy include:

- Identification and assessment of operational risks and controls;
- New product and processes approval framework;
- Measurement through incident and exposure reporting;
- Monitoring through key risk indicators; and
- Mitigation through process and controls enhancement and insurance.

The Bank has implemented Outsourcing Policy approved by the Board of Directors, which specifies the composition, roles and responsibilities of Outsourcing Committee. The Outsourcing Committee is responsible for:

- Assessing the risk and ensure mitigation for the same for all material outsourced activities;
- Approving new outsourced activities;
- Ensuring that periodic review of outsourced agencies is conducted by the business/operations group; and
- Putting in place a central database on outsourcing.

Identification and assessment

Operational risks and controls across the Bank are documented and updated regularly. Each business and operations group in the Bank has business operational risk managers within the group. ORMG along with these managers facilitates the business and operation groups for carrying out risk and control self-assessments on a periodic basis as per the plan approved by the ORMC. Risk mitigation plans are monitored to ensure timely mitigation of risks. Internal controls are tested by Internal Audit Group in the Bank. The testing results are incorporated in the operational risk assessment. The Bank has a comprehensive Product and Process Approval framework along with the detailed operating guidelines for effective new product and process risk management. As per the framework, Bank has a Product and Process Approval Committee (PAC) in place. The role of PAC is to assess the proposed product offering/process improvement from the business and operational perspective, examine the feasibility of system requirements for supporting the product/process and ascertain that adequate risk mitigation, legal and compliance measures are considered. All the new products and processes including modifications thereof are reviewed by the control groups such as risk, compliance, legal and audit, prior to being placed before the Committee for approval.

Measurement, monitoring, mitigation and reporting

Operational risk incidents are reported regularly and transactions resulting in losses are routed through operational risk account. Root cause analysis is carried out for the significant operational risk incidents reported and corrective actions are incorporated back into respective processes. The Bank has implemented incident reporting systems, which facilitate capturing of operational risk incidents by the employees of the Bank.

The operational risk losses and incident analysis are submitted to the Risk Committee and to the Board on a periodic basis. Operational risk exposures (risk and control self assessment results, operational risk incidents analysis, key risk indicators and open risks) are monitored by the ORMC on a regular basis and reported to the business heads in the form of dashboards on a periodic basis.

The Bank has initiated steps to adopt advanced approaches for operational risk capital computation. The Bank had filed an application with the RBI for migration to The Standardised Approach (TSA) on a standalone basis in September 2011. The Bank has taken steps for filing an application for migration to the Advanced Measurement Approach (AMA). The Bank has been estimating Operational Value at Risk (OpVaR) for the purpose of Internal Capital Adequacy Assessment Process (ICAAP). The OpVaR is estimated based on the principles of AMA by using internal loss data, scenario analysis and external loss data. The OpVaR is stress tested on a periodic basis to ensure adequacy of the capital provided for operational risk and is compared with trends of actual losses.

For facilitating effective operational risk management, the Bank has implemented a comprehensive operational risk management system. The application software comprises five modules namely incident management, risk and control self-assessment, key indicators, scenario analysis and issues and actions.

Operational risk management in overseas branches and banking subsidiaries

ORMG is responsible for design, development and continuous enhancement of the operational risk management framework across the Bank including overseas banking subsidiaries and overseas branches. While the common framework is adopted, suitable modifications in the processes are carried out depending upon the requirements of the local regulatory guidelines. ORMG exercises oversight through the process of periodic review of operational risk management in the international locations.

Operational risk management in other subsidiaries

The Bank has designed Group Operational Risk Management Policy. The Policy document describes the approach towards the management of operational risk within ICICI Group. While the common framework is adopted, suitable modifications in the processes are carried out depending upon the requirements of the regulatory guidelines of the respective companies.

b. Capital requirement for operational risk (March 31, 2012)

As per the RBI guidelines on Basel II, the Bank has adopted Basic Indicator approach for computing capital charge for operational risk. The capital required for operational risk at March 31, 2012 was ₹ 26.19 billion.

11. INTEREST RATE RISK IN THE BANKING BOOK (IRRBB)

a. Risk Management Framework for IRRBB

Interest rate risk is the risk of potential variability in earnings and capital value resulting from changes in market interest rates. IRRBB refers to the risk of deterioration in the positions held on the banking book of an institution due to movement in interest rates over time. The Bank holds assets, liabilities and off balance sheet items across various markets with different maturity or re-pricing dates and linked to different benchmark rates, thus creating exposure to unexpected changes in the level of interest rates in such markets.

Organisational set-up

ALCO is responsible for management of the balance sheet of the Bank with a view to manage the market risk exposure assumed by the Bank within the risk parameters laid down by the Board of Directors/Risk Committee. The Asset Liability Management Group (ALMG) at the Bank monitors and manages the risk under the supervision of ALCO. Further, the Asset Liability Management (ALM) groups in overseas branches manage the risk at the respective branches, under direction of the Bank's ALMG group.

The ALM Policy of the Bank contains the prudential limits on liquidity and interest rate risk, as prescribed by the Board of Directors/Risk Committee/ALCO. Any amendments to the ALM Policy can be proposed by business group(s), in consultation with the market risk and compliance teams and are subject to approval from ALCO/Risk Committee/Board of Directors, as per the authority defined in the Policy. The amendments so approved by ALCO are presented to the Board of Directors/Risk Committee for information/approval.

TMOG is an independent group responsible for preparing the various reports to monitor the adherence to the prudential limits as per the ALM Policy. These limits are monitored on a regular basis at various levels of periodicity. Breaches, if any, are duly reported to ALCO/Risk Committee/Board of Directors, as may be required under the framework defined for approvals/ratification. Upon review of the indicators of IRRBB and the impact thereof, ALCO may suggest necessary corrective actions in order to realign the exposure with the current assessment of the markets.

Risk measurement and reporting framework

The Bank proactively manages impact of IRRBB as a part of its ALM activities. ALM policy defines the different types of interest rates risks that are to be monitored, measured and controlled. ALCO decides strategies for managing IRRBB at the desired level. Further, ALCO periodically gives direction for management of interest rate risk on the basis of its expectations of future interest rates. Based on the guidance, ALMG manages the IRRBB with the help of various tools i.e. gap analysis, earning at risk (EaR), DoE, stress testing for basis risk etc. These tools are as follows:

- **Gap analysis:** The interest rate gap or mismatch risk is measured by calculating gaps over different time intervals at a given date for domestic and overseas operations. Gap analysis measures mismatches between rate sensitive liabilities (RSL) and rate sensitive assets (RSA) (including off-balance sheet positions). The report is prepared by grouping rate sensitive liabilities, assets and off-balance sheet positions into time buckets according to residual maturity or next re-pricing period, whichever is earlier. For non-maturity assets/liabilities (for instance, working capital facilities on the assets side and current and savings account deposits on the liabilities side) grouping into time buckets is done based on behavioral studies or by making certain assumptions. The difference between RSA and RSL for each time bucket signifies the gap in that time bucket. The direction of the gap indicates whether net interest income is positively or negatively impacted by a change in the direction of interest rates and the extent of the gap approximates the change in net interest income for that given interest rate shift. The ALM Policy of the Bank stipulates bucket-wise limits on interest rate gaps for the domestic operations of the Bank, linked to the networth of the Bank.

- **EaR:** From an EaR perspective, the gap reports indicate whether the Bank is in a position to benefit from rising interest rates by having a positive gap (RSA > RSL) or whether it is in a position to benefit from declining interest rates by a negative gap (RSL > RSA). The Bank monitors the EaR with respect to net interest income (NII) based on a 100 basis points adverse change in the level of interest rates. The magnitude of the impact over a one year period, as a percentage of the NII of the previous four quarters gives a fair measure of the earnings risk that the Bank is exposed to. The EaR computations include the banking book as well as the trading book.

  For some of the products, Bank provides its depositors and borrowers an option to terminate the deposit/loan pre-maturely. These products may or may not provide for a penalty for premature termination. In case of pre-mature terminations, the Bank faces a risk of re-pricing of the assets/liabilities at the current rates and the resultant impact on the NII (adjusted for the penalty), over and above the impact as estimated through EAR. However, the re-pricing/re-investment risk is partly mitigated on account of the premature termination option in wholesale term deposits and term loans being captured through the behavioral studies implemented in the interest rate gap statement as mentioned in the earlier paragraphs.
- **DoE:** Change in the interest rates also have a long-term impact on the market value of equity of the Bank, as the economic value of the Bank's assets, liabilities and off-balance sheet positions is impacted. Duration is a measure of interest rate sensitivity of assets, liabilities and also equity. It may be defined as the percentage change in the market value of an asset or liability (or equity) for a given change in interest rates. Thus DoE is a measure of change in the market value of equity of a firm due to the identified change in the interest rates. The Bank uses DoE as a part of framework to manage IRRBB for its domestic and overseas operations and the ALM Policy stipulates a limit on the overall DoE of the Bank in order to monitor and manage IRRBB. The DoE computations include the banking book as well as the trading book. The utilisation against these limits is computed for appropriate interest rate movements and monitored periodically.
- **Stress test for basis risk:** The assets and liabilities on the balance sheet are priced based on multiple benchmarks and when interest rates fluctuate, all these different yield curves may not necessarily move in tandem exposing the balance sheet to basis risk. Therefore, over and above the EaR, the Bank measures the impact of differential movement in interest rates across benchmark curves. For the domestic operations various scenarios of interest rate movements (across various benchmark yield curves) are identified and the worst-case impact is measured as a percentage of the aggregate of Tier-1 and Tier-2 capital. These scenarios take into account the magnitude as well as the timing of various interest rate movements (across curves). Currently, the scenarios provide for differential movements in each yield curve but the movement in each curve is assumed to be parallel. Further, for the overseas operations of the Bank, assets and liabilities are primarily linked to LIBOR and the basis risk is computed for a parallel shift in LIBOR as well as the spread over LIBOR. The basis risk for the overall Bank is a summation of the basis risk arising from domestic and overseas operations.

Most of the other banking entities in the Group, wherever applicable, also monitor IRRBB through similar tools and limit framework.

Marked-to-market (MTM) on the trading book

In addition to the above, the price risk of the trading book is monitored through a framework of VaR and cumulative stop loss limits. The management of price risk of the trading book is detailed in the Investment Policy.

Hedging policy

Depending on the underlying asset or liability and prevailing market conditions, the Bank enters into hedge transactions for identified assets or liabilities. The Bank has a policy for undertaking hedge transactions. These hedges are periodically assessed for hedge effectiveness as per the applicable financial guidelines. The hedges that meet the effectiveness requirements are accounted for on a basis similar to the underlying asset/liability.

Frameworks in overseas banking subsidiaries

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage interest rate risk in the banking book. The frameworks are established considering host country regulatory requirements as applicable.

at March 31, 2012

b. **Level of interest rate risk**

The following table sets forth one possible prediction of the impact on the net interest income of changes in interest rates on interest sensitive positions for the year ending March 31, 2012, assuming a parallel shift in the yield curve:

₹ in million

	Change in interest rates[1]	
Currency	**-100 basis points**	**+100 basis points**
INR	(2,072.4)	2,072.4
USD	(433.0)	433.0
JPY	(85.2)	85.2
GBP	(193.9)	193.9
EURO	(72.6)	72.6
CHF	8.1	(8.1)
CAD	(205.2)	205.2
Others	(157.4)	157.4
Total	**(3,211.6)**	**3,211.6**

1. Consolidated figures for ICICI Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited and ICICI Securities and its subsidiaries.

The following table sets forth one possible prediction of the impact on economic value of equity of changes in interest rates on interest sensitive positions at March 31, 2012, assuming a parallel shift in the yield curve:

₹ in million

	Change in interest rates[1,2]	
Currency	**-100 basis points**	**+100 basis points**
INR	23,001.2	(23,001.2)
USD	2,290.0	(2,290.0)
JPY	(324.0)	324.0
GBP	(245.8)	245.8
EURO	(426.0)	426.0
CHF	4.1	(4.1)
CAD	748.9	(748.9)
Others	315.2	(315.2)
Total	**25,363.6**	**(25,363.6)**

1. For INR, coupon and yield of Indian government securities and for other currencies, coupon and yield of currency-wise Libor/swap rates have been assumed across all time buckets that are closest to the mid point of the time buckets.
2. Consolidated figures for ICICI Bank and its banking subsidiaries, ICICI Home Finance Company, ICICI Securities Primary Dealership Limited, ICICI Securities and its subsidiaries.

12. LIQUIDITY RISK

Liquidity risk is the risk of inability to meet financial commitments as they fall due, through available cash flows or through sale of assets at fair market value. It is the current and prospective risk to the Bank's earnings and equity arising out of inability to meet the obligations as and when they become due. It includes both, the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities as well as the risk of being unable to liquidate a position in a timely manner at a reasonable price.

The goal of liquidity risk management is to be able, even under adverse conditions, to meet all liability repayments on time and to fund all investment opportunities by raising sufficient funds either by increasing liabilities or by converting assets into cash expeditiously and at reasonable cost.

Organisational set-up

The Bank manages liquidity risk in accordance with its ALM Policy. This policy is framed as per the extant regulatory guidelines and is approved by the Board of Directors. The ALM Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign with changes in the economic landscape. The ALCO of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the ALM Policy. The Risk Committee of the Board has oversight on the ALCO.

Risk measurement and reporting framework

The Bank proactively manages liquidity risk as a part of its ALM activities. The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity (SSL), dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis.

The SSL is used as a standard tool for measuring and managing net funding requirements and assessment of surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioural maturity. For non-maturity assets/liabilities e.g. working capital facilities on the assets side and current account & savings account deposits on the liabilities side grouping into time buckets is done based on the assumptions. The SSL for INR operations is prepared on daily basis for the domestic operations of the Bank and SSL for international operations of the Bank is prepared periodically and the utilisation against gap limits laid down for each bucket are reviewed by ALCO.

The Bank also prepares dynamic liquidity gap statements, which in addition to scheduled cash flows, also considers the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity gap statements are prepared in close coordination with the business groups, and cash flow projections based on the same are presented to ALCO periodically. As a part of the stock and flow approach, the Bank also monitors various liquidity ratios, and limits are laid down for these ratios under the ALM Policy.

Further, the Bank has a Board approved liquidity stress testing framework, as per which the Bank gauges its liquidity position under a range of stress scenarios. These scenarios cover Bank specific and market-wide stress situations and have been designed for the domestic and the international operations of the Bank. The potential impact on the Bank's financial position for meeting the stress outflows under these scenarios is measured and is subject to a stress tolerance limit specified by the Board. The results of liquidity stress testing are reported to ALCO on a monthly basis.

The Bank has also framed a Liquidity Contingency Plan (LCP), which serves as a framework for early identification and calibrated action in the event of tight liquidity conditions. The LCP includes various indicators, which are monitored regularly, and lays down the mechanism for escalation, remedial action and crisis management until return to normalcy.

Liquidity management

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, current accounts and savings deposits payable on demand form a significant part of the Bank's funding and the Bank is working with a concerted strategy to sustain and grow this segment of deposits along with retail term deposits. These deposits are augmented by wholesale deposits, borrowings and through issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets to protect against stress conditions.

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the ALM Policy has stipulated limits for borrowing and lending in the inter-bank market. The Bank also has access to refinancing facilities extended by the RBI.

For the overseas operations too, the Bank has a well-defined borrowing program. The US dollar is the base currency for the overseas branches of the Bank, apart from the branches where the currency is not freely convertible. In order to maximise the borrowings at reasonable cost, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from banks against the buyer's credit and other forms of trade assets. The loans that meet the criteria of the Export Credit Agencies are refinanced as per the agreements entered with these agencies. Apart from the above the Bank is also focused on increasing the share of retail deposit liabilities at overseas branches, in accordance with the regulatory framework at the host countries.

Frameworks that are broadly similar to the above framework have been established at each of the overseas banking subsidiaries of the Bank to manage liquidity risk. The frameworks are established considering host country regulatory requirements as applicable. Besides, as per local regulatory requirements, ICICI Bank UK PLC has implemented its Individual Liquidity Adequacy Assessment (ILAA) framework, which stipulates the level of liquidity required to meet the UK regulatory requirements and the liquidity commensurate with the risks identified in its portfolio and strategic plans.

In summary, the Bank has in place robust governance structure, policy framework and review mechanism to ensure availability of adequate liquidity even under stressed market conditions.

13. RISK MANAGEMENT FRAMEWORK OF ICICI SECURITIES PRIMARY DEALERSHIP LIMITED

The Board of Directors of the Company maintains oversight on the risk management framework of the Company and approves all major risk management policies and procedures. The Risk Management Committee of the Board is responsible for analysing and monitoring the risks associated with the different business activities of the Company and ensuring adherence to the risk and investment limits set by the Board of Directors.

The risk management function in the Company is managed by the Corporate Risk Management Group within the broad framework of risk policies and guidelines established by the Risk Management Committee.

The risk control framework is through an effective management information system, which tracks the investments as well as the VaR reports for portfolios. Valuation of instruments is carried out by mid-office as per guidelines issued by RBI/FIMMDA and other applicable regulatory agencies.

14. RISK MANAGEMENT FRAMEWORK OF ICICI HOME FINANCE COMPANY LIMITED

The Board of Directors of the Company is responsible for the oversight and control of the functioning of the Company and approves all major policies and procedures of the Company. The Board of Directors has oversight of all the risks assumed by the company. The Board also functions through various board level and executive committees such as:

a) Audit Committee
b) Management Committee
c) Asset Liability Management Committee
d) Committee of Directors
e) Committee of Executives
f) Product & Processes Approval Committee
g) Banking Operations and Premises Committee

The policies approved by the Board of Directors form the governing framework for overall risk management. The key policies in this regard are Asset Liability Management Policy, Investment Policy, Anti-Money Laundering Policy, Risk management Policy, Credit & Recovery Policy, Credit Approval Authorisation Manual and Outsourcing Policy. Business activities are undertaken within this framework. Independent support groups such as Compliance and Policy & Risk have been constituted to facilitate independent evaluation, monitoring and reporting of various risks. Additionally, independent functions such as internal audit & legal are supported by the Internal Audit Department & Corporate Legal Group of ICICI Bank under the oversight & monitoring of the Audit Committee of the Board of ICICI Home Finance Company. These support groups function independent of the business groups and represent themselves at the various committees.

The Company's balance sheet is exposed to liquidity and interest rate risks arising out of borrowing and lending business. The Asset Liability Management Committee has overall responsibility of monitoring and managing the structural liquidity and interest rate risk. The Asset Liability Management Committee on a periodic basis (at least once in quarter and more often if required) reviews the asset liability management position. The company also has in place Liquidity Contingency Plan that defines the minimum threshold level of liquidity to be maintained. Interest rate risk may arise due to change in interest rate environment.

15. RISK MANAGEMENT FRAMEWORK OF ICICI PRUDENTIAL LIFE INSURANCE COMPANY LIMITED

The risk governance structure consists of the Board, Board Risk Management Committee (BRMC), Executive Risk Committee (ERC) and its sub committees. The BRMC comprises non-executive directors. The Board, on recommendation of BRMC, has approved the following risk policies:

- Board Market Risk Policy;
- Board Credit Risk Policy;
- Board Liquidity Risk Policy;
- Board Insurance Risk Policy;
- Board Operational Risk Policy;
- Board Reinsurance Risk Policy;
- Board Underwriting Risk Policy; and
- Board Outsourcing Risk Policy.

The risk policies set out the governance structure for risk management in the Company. The ERC, chaired by the Chief Actuary, is responsible for assisting the Board and the BRMC in their risk management duties and, in particular, is responsible for the approval of all new products launched by the Company.

The Investment Risk Committee assists the ERC in identification, measurement, monitoring and control of market, liquidity and credit risks. This includes asset liability management through regular monitoring of the equity backing ratios and asset liability duration mismatch. The Company has a liquidity contingency plan in place. The Insurance Risk Committee assists the ERC in identification, measurement, monitoring and control of insurance risks i.e. persistency, mortality, morbidity and expense risks.

The Operational Risk Committee assists the ERC in identification, measurement, monitoring and control of operational risks i.e. risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Outsourcing Committee reports to the ERC on management of outsourcing risk i.e. risk due to using the services of a third party to perform activities on a continuous basis that would have been normally undertaken by the Company.

The risk management model of the Company comprises a four stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. The Company's Risk Policies detail the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by the Company and mitigation measures is placed before the BRMC on a periodic basis.

16. RISK MANAGEMENT FRAMEWORK OF ICICI LOMBARD GENERAL INSURANCE COMPANY LIMITED

The objective of the Risk Management Framework of the Company is to ensure that various risks are identified, measured, mitigated and that policies, procedures and standards are established to address these risks for systemic response and adherence.

The Company has identified enterprise wide risks, which are categorized under 5 broad categories viz. Credit Risk, Market Risk, Underwriting Risk, Operational Risk and Strategic Risk. The broad structure of the framework is as follows:

- Risk identification, assessment and mitigation process;
- Risk management and oversight structure; and
- Risk monitoring and reporting mechanism.

As part of the Enterprises Risk Management exercise, critical risks along with the detailed mitigation plan are presented to the Risk Committee. The risk mitigation plans are monitored regularly by the Company to ensure their timely and appropriate execution. A Risk Register is maintained to capture inventory of risks that the Company is exposed to along with mitigation and corrective action plans. The Risk Committee is updated on the progress on a quarterly basis.

The senior management of the Company is responsible for periodic review of the risk management process to ensure that the process initiatives are aligned to the desired objectives. The Management Reassurance Function is responsible for review of risk management processes within the Company and for the review of self-assessments of risk management activities. Further, compliance testing is done on a periodic basis and the Risk Committee is kept appraised of the outcome of the same.

The Company's reinsurance program defines the retention limit for various classes of products. Further, the Company has in place a retention reinsurance philosophy, which defines the product-wise retention limits on a per-risk basis as well as a retention limit on a per-event basis. The Underwriting Policy defines product-wise approval limits for various underwriters. The Investment Policy lays down the asset allocation strategy to ensure financial liquidity, security and diversification. The Company also has in place a Capital Adequacy and Liquidity Management Framework and an Asset Liability Management Policy. These policies ensure maintenance of adequate level of capital at all times to meet diverse risk related to market and operations.

Stress testing is conducted on a periodic basis to identify and quantify the overall impact of different stress scenarios on the Company's financial position. These tests do not predict what will happen, but are useful for examining what might happen.

The Risks Management Framework of the Company is overseen by the Risk Committee of the Board. The Company has a Chief Risk Officer who is responsible for the implementation and monitoring of the framework.

17. RISK MANAGEMENT FRAMEWORK OF ICICI SECURITIES LIMITED

The Board of Directors of ICICI Securities has constituted a Risk Management Committee for identifying and assessing risks, framing risk management policies and methodologies, ensuring compliance of the same, managing various risks, analysing and monitoring various products/processes/policies from an operational risk perspective and suggesting risk controls to ensure that the residual risk of various business activities is within tolerable limits. The Risk Management Committee meets at least once in a quarter.

The risk management function in the Company is performed by the Internal Controls team within the broad framework as contained in the Corporate Risk and Investment Policy (CRIP). The CRIP is approved by the RMC. The Corporate Risk

Management Group along with Operations Risk Management Group aims at anticipating risks, proactively planning for managing such risks and being better equipped for handling/managing any uncertainties.

The finance team works under the broad framework of Asset Liability Management Policy to ensure maintenance of adequate level of economic capital at all times.

Further, the following committees also contribute to the operational efficiency and risk management of the company:

- Audit Committee;
- Product & Processes Approval Committee;
- Compliance Committee;
- Investment Committee;
- Commitment Committee; and
- Information Technology (IT) Risk & Customer Service Committee.

In addition to the above, various other policies including Prevention of Money Laundering Policy, Oversight Policy, Whistle Blower Policy, Fraud Risk Management Policy and Prevention of Insider Trading Policy (Code of Conduct) help in mitigating various risks faced by the Company. Further, activities such as internal audit of various business units and corporate services, risk based compliance monitoring, risk and controls self assessment, operational risk reviews and SEBI mandated internal audit of broking operations ensure the independent evaluation, monitoring and reporting of the risks.

18. RISK MANAGEMENT FRAMEWORK OF ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED

The policies approved by the Board of Directors form the governing framework for overall risk management. The key policies in this regard are Anti-money laundering policy, Insider Trading Policy, Chinese Wall Policy, Conflict Resolution Policy and Arm's Length Policy. Business activities are undertaken within this framework. Independent groups such as Compliance and Operational Risk have been constituted to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups and represent themselves at the Audit Committee of the Board of the company and also interface with the corresponding groups at ICICI Bank for a Group level oversight.

The Operational Risk Management function was created during fiscal 2011 to establish an operational risk management framework in the company. The framework includes the Operational Risk Management Policy and Board-approved process manuals. A Risk Register has also been created and maintained as a part of the Risk and Control Self Assessment exercise involving all the departments in the company. The Register contains an inventory of risks that the company is exposed to along with existing controls. The Operational Risk Management Committee oversees the risks and controls within the company.

19. RISK MANAGEMENT FRAMEWORK OF ICICI PRUDENTIAL ASSET MANAGEMENT COMPANY LIMITED

ICICI Prudential AMC has in place a Risk Management Policy detailing the philosophy and procedure adopted to identify, measure, monitor and treat/mitigate risk at the enterprise level. As per the policy, the management reviews the risk levels and action plans at a Risk Management Committee meeting, which is convened on a quarterly basis.

The Risk Management Committee addresses a wide range of issues such as operational risk, investment risk, reputation risk and strategic risk. Also a key risk report summarising the key risks faced by the enterprise is placed before the Audit & Risk Committee (which is a board-level committee) and Risk Management Committee periodically.

The Risk management team carries out operational risk assessment across all business processes/lines and appraises the Risk Committee on the key operational risk areas and suggested action plans if any to mitigate the risks.

Investment Risk oversight forms an integral part of the overall risk management framework and is guided by the Equity Investment and Debt Investment policy for mutual funds. The process of assessment of investment risk includes portfolio construction/asset allocation, analysis of performance of funds, review of credit/counterparty/concentration risk, monitoring of liquidity risk in debt funds (major money market & short term funds), stress testing of liquidity risk & impact review of trade price vs Volume-weighted average price etc. To sensitise management regarding any exceptions in the area of investments, the investment risk oversight reporting forms part of the Risk Management Committee agenda.

The company has in place various policies to manage operational risk such as the business continuity plan, information technology security policy, product and process approval guidelines, procedure manuals etc.

ICICI Bank

Glossary of terms

Working funds	Average of total assets as reported in form X to Reserve Bank of India
Average deposits	Average of deposits as reported in form A to Reserve Bank of India
Average advances	Average of advances as reported in form A to Reserve Bank of India
Business	Total of average deposits plus average advances
Average total assets	Average of total assets as reported in form X to Reserve Bank of India
Operating profit	Profit before provisions and contingencies
Number of employees	Quarterly average of number of employees. The number of employees includes sales executives, employees on fixed term contracts and interns
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Interest income to working funds	Interest income divided by working funds
Non-interest income to working funds	Non-interest income divided by working funds
Operating profit to working funds	Operating profit divided by working funds
Return on assets	Net profit after tax divided by average total assets
Profit per employee	Net profit after tax divided by number of employees
Business per employee	Average deposits plus average advances divided by number of employees
Average equity	Quarterly average of equity share capital and reserves
Average assets	Averages of daily balances, except averages of foreign branches which are fortnightly averages
Return on average equity	Net profit after tax divided by average equity
Return on average assets	Net profit after tax divided by average assets
Net interest margin	Total interest earned less total interest paid divided by average interest earning assets
Average yield	Yield on interest earning assets
Average cost of funds	Cost of interest bearing liabilities
Interest spread	Average yield less average cost of funds
Book value per share	Capital plus reserves divided by outstanding number of equity shares

Promoting Inclusive Growth

BACKGROUND

For over five decades, the ICICI Group has partnered India in its economic growth and development. Promoting inclusive growth has been a priority area for the Group from both a business and social perspective. We strive to make a difference to our customers, to society and to the nation's development directly through our products and services, as well as though our development initiatives and community outreach.

ICICI FOUNDATION FOR INCLUSIVE GROWTH

ICICI Foundation for Inclusive Growth (ICICI Foundation) was established by the ICICI Group in early 2008 to carry forward and build upon its work in promoting inclusive growth. ICICI Foundation works primarily with government authorities and specialised grassroot organisations to support developmental work in identified focus areas. It is committed to investing in long-term efforts to support inclusive growth through effective interventions. The objective of the Foundation is articulated in its Mission Statement:

"To empower the poor to participate in and benefit from the Indian growth process through integrated action in the fields of primary health, elementary education, financial inclusion and sustainable livelihoods. This will be achieved through active collaboration with the government and independent organisations."



ICICI Foundation supports 150 government schools across three districts in Rajasthan to become Right to Education Act (RtE) compliant

ICICI Foundation believes that in order to make India's growth inclusive, it is imperative that efforts are focused on bringing about systemic changes for meaningful outcomes and sustainable impact. Hence its programmes focus on addressing needs within the public system and helping to achieve optimum utilisation of available resources.

The Foundation has also shifted from its erstwhile predominantly donor-based role to playing an active role in design, implementation and evaluation of its programmes/projects. This ensures timely achievement of pre-determined milestones and development of a strong connect with the beneficiaries of the various initiatives.

AREAS OF FOCUS

1. Elementary Education

In order for India's growth to be sustainable and inclusive, all children must be able to receive good quality education and every child should be integrated into mainstream education. To make this possible, ICICI Foundation has partnered with various state governments to improve the quality of education in government schools.

(i) School and Teacher Education Reform Programme, Rajasthan

ICICI Foundation has entered into a six-year partnership with the Government of Rajasthan for a School and Teacher Education Reform Programme. It aims at promoting universal quality education for children between six and 14 years in government schools and enhancing the institutional capacity of the state education system.

The Foundation's work supports the Rajasthan Government's efforts to comply with the national education mandates with respect to



The six-year-long School and Teacher Education Reform programme is a public-private partnership between the Government of Rajasthan and ICICI Foundation. The programme will impact over 7.4 million children in the state.

teacher training curriculum, school reform and a child's right to education. This initiative targets to ultimately impact over **7.4 million** children, **300,000** in-service teachers and **20,000** new teachers in **81,000** government schools across Rajasthan. Our work includes:

- Revision of the curriculum as well as reading material for new teachers
- Developing textbooks for classes I to V for all subjects and textbooks for classes VI, VII, and VIII for English and Social Sciences
- Developing in-service teacher education curriculum to facilitate the use of new textbooks by teachers in the classrooms
- Building capacities of the District Institutes for Education and Training (DIETs) and block-level functionaries to support in-service teacher education
- Developing methods for comprehensive and continuous evaluation of children in classrooms
- Supporting 150 schools in three blocks across three districts to become Right to Education (RtE) Act compliant, including supporting the establishment and functioning of School Management Committees (SMCs)

ACHIEVEMENTS

- 150 academicians including teachers, professors, subject-matter experts and other specialists were brought together to constitute the Teacher Educator Group (TEG). The group was consulted to develop English textbooks for classes VI, VII and VIII
- A series of workshops were organised for the various tasks under this programme
- Curriculum and syllabus guidelines for the textbooks were developed
- The outcome of this process was shared in the public domain for feedback
- English textbooks for classes VI, VII and VIII prepared under the programme have been approved by the State Government in February 2012 and will be used in schools in the new academic year (2012-13)
- Approach paper and syllabus guidelines were developed for pre-service teacher training
- Module for training of Master Trainers (MTs) was developed
- School Management Committee Report finalised


SUNBEAM
Textbook in English
SUNBEAM
Textbook in English


SUNBEAM
Textbook in English

The new English textbooks for classes VI, VII and VIII, developed under the School and Teacher Education Reform programme will be taught to children in government schools in Rajasthan, from this academic year (2012-13).

(ii) English Relay Programme, Assam

Recognising the increasing value of English language proficiency for both personal and professional development, ICICI Foundation launched the English Relay Programme, in partnership with Axom Sarba Siksha Abhijan Mission (Assam SSA), with Infrastructure Leasing & Financial Services Limited – Education & Technology Services (IL&FS-ETS) as its implementation partner.

Launched in July 2011, the programme has been customised to address the needs of teachers and students with a focus on two critical gaps: lack of adequate teacher training in English language and lack of good quality English language teaching-learning materials.

During the year, ICICI Foundation held training workshops in Guwahati, Assam for teachers from 100 government-run elementary schools. The training workshop included topics such as basic communication skills, classroom management techniques and training in English teaching materials and pedagogy. An English Relay Kit, a teaching tool, was developed and distributed to participating teachers for imparting the programme in their respective schools.

The programme targets to ultimately impact **14,000** students in Classes I to V.

(iii) Muktangan, Mumbai

ICICI Foundation supports Mumbai-based Muktangan's three-year-long professional teacher education initiative. The initiative consists of a one year foundation course including an internship followed by two years of school-based residency and elective courses. This course will be in compliance with all relevant norms and policies including those outlined by the RtE Act and the National Council for Teacher Education. The newly educated teachers, trained in imparting child-centric learning, would be formally placed in government schools where Muktangan will support them with teaching inputs on an on-going basis.

The programme will reach out to **2,100** children across seven Muktangan schools in Mumbai.

2. Sustainable Livelihoods

Rural Self Employment Training Institute, Rajasthan

Over the past year, ICICI Foundation has strengthened and re-aligned its strategy at the two Rural Self Employment Training Institutes (RSETI) being managed by the Foundation at Udaipur and Jodhpur in Rajasthan.

The training courses have been designed to suit the requirements and demands of the local population. The Foundation assessed the needs of the local population and potential job opportunities in the area and based on these findings, training modules have been created. Modules include: masonry, bag-making, cattle rearing, beautician training, mobile phone repairing, tailoring and soft toy making amongst others.

Training alone is not enough to create a sustainable impact. Keeping this in mind, ICICI Foundation has facilitated job placement by building industry linkages, creating support structures for candidates starting their own ventures and conducting regular follow-up of its alumni.

Mobile Repairing

ICICI Foundation perceived an opportunity to create opportunities for rural youth in the large ancillary repairing and servicing market. Training on how to repair mobile phones is an example of a course with low-cost inputs and investment, which makes it self-sustaining. Considering the wide reach of cell phones, the individual does not need to travel away from his village/home to earn a living.



"A mobile phone repairman can easily earn up to ₹ 300-500 in a day," says Anil Agarwal, mobile phone repairing trainer at ICICI Foundation's RSETI, Udaipur.

- A total of **42** youth attended RSETI's mobile repairing course
- Trained personnel may earn up to ₹ **300-500** a day

Masonry

Several construction and infrastructure projects are underway in Rajasthan. To meet this growing demand for skilled and trained masons, the RSETI masonry training module touches upon basic aspects of the construction business, right from measuring skills to painting. The course also includes welding, basic plumbing and other aspects of the construction business. The youth are placed in employment with construction contractors and builders.

- A total of **88** youth attended RSETI's masonry course

3. Primary Health

Our work in health focuses on improving access to healthcare for the poorest communities in India by improving the public health delivery systems. ICICI Foundation supports and works collaboratively on a range of initiatives that have the potential to translate into large-scale and sustainable improvements in healthcare delivery in India.

(i) Outpatient healthcare programme, Odisha & Gujarat

ICICI Foundation has partnered with ICICI Lombard General Insurance Company (ICICI General) to design and support the implementation of the first insurance-based outpatient healthcare programme for BPL families. The programme aims to lower out-of-pocket healthcare expenses for India's rural poor by creating affordable and reliable options for outpatient healthcare.

The programme supplements the Government of India's existing Rashtriya Swasthya Bima Yojana (RSBY) inpatient insurance scheme for BPL population and unorganised workforce. Although similar in many aspects, the outpatient healthcare programme covers doctors' consultation fee and medicines at empanelled providers. The programme is being piloted in two districts, Puri in Odisha and Mehsana in Gujarat.

The Foundation finances the premium for outpatient healthcare on behalf of the beneficiaries while ICICI General is the insurance provider and implementing partner. International Labour Organisation (ILO) is also involved in developing the outpatient-specific software for the programme.



ICICI Foundation's Outpatient Healthcare programme uses the Biometric Finger Print Recognition technology to keep a record of outpatient medical visits by rural poor at empanelled hospitals in Puri (Odisha) and Mehsana (Gujarat).

One of the key features of the programme is the creation of a comprehensive database of health records of the beneficiaries using biometric finger print recognition technology to record outpatient medical visits. The information is stored in a central server and serves as a repository for health data in these two districts.

The intervention will also increase accessibility of and deliverables within its network of hospitals, clinics and pharmacies in both locations to meet the increased demand for outpatient care.



676,535 beneficiaries have been enrolled under the ICICI Foundation's Outpatient Healthcare programme across the two districts of Puri and Mehsana

ACHIEVEMENTS

From the inception of this initiative in July 2011 and November 2011 in the two pilot districts respectively, **676,535** beneficiaries have been enrolled in ICICI Foundation's Outpatient Healthcare Programme. Over **200** public and private healthcare facilities have been empanelled under the programme.

(ii) Strengthening Convergent Action for Reducing Child Undernutrition, Rajasthan

On November 16, 2011, ICICI Foundation signed an agreement with Department of Women and Child Development, Government of Rajasthan for a three-year programme to strengthen the public health system for alleviation and prevention of malnutrition in Baran, Rajasthan. The programme seeks to improve the nutritional status of children from birth till the age of six years through a three-pronged, comprehensive and convergent approach of preventing, managing and treating malnutrition.

The programme will be launched on a pilot basis in 253 Anganwadi Centres (AWCs) of Shahabad and Kishanganj blocks in Baran district and is subsequently proposed to be scaled up across the district. The Foundation will work with and strengthen the delivery of services within the Integrated Child Development Scheme (ICDS).

The baseline study for the programme has commenced.

(iii) Healthy Lokshakti

Healthy Lokshakti is a joint initiative of ICICI Foundation and ICICI General to reduce newborn and infant deaths by strengthening public healthcare systems and ensuring that women receive good healthcare during and after pregnancy and medical assistance during delivery.

The three-year project intends to create and maintain a well-coordinated network linking the communities, Accredited Social Health Activists (ASHAs), the grassroot health workers, local transportation facilities and healthcare institutions in tribal blocks of Trimbakeshwar and Peith in Nashik district in Maharashtra.

Healthy Lokshakti has a 24-hour toll free helpline, which helps callers identify nearby medical facilities that can best handle their maternal and child health issues/emergencies. The caller also receives assistance in accessing reasonably priced transportation to the facility.

In the past 14 months, the project has provided services to over 776 mothers and 115 infants needing emergency medical attention.

(iv) Apna Clinic

Apna Clinic is a joint initiative of ICICI Foundation and ICICI General. This is a three-year project for long route truck drivers and is being piloted at Transport Nagar in Nigdi, Pune. Aimed at increasing the health-seeking behaviour amongst the truck drivers and improving their knowledge of road safety, the two-pronged project offers health solutions through the clinic and creates health awareness through counseling and training.



Apna Clinic, a joint initiative of ICICI Foundation and ICICI General provides general as well as add-on consultancy health services.

The 1,800 square foot clinic provides general health and consultancy services. Basic diagnostic facilities are also available at the clinic.

In the past eight months, the project has reached out to approximately 10,621 truckers.

(v) Nutrition Security Programme, Chhattisgarh

In March 2011, ICICI Foundation successfully concluded its community health worker initiative, the Nutrition Security Innovations (NSI) programme in Chhattisgarh. The Government of Chhattisgarh has now taken over the project and proposes to scale it up across the state.

The programme was initiated by the Foundation within the pre-existing Swasthya Mitanin (community health worker) programme in 2006 in partnership with the State Health Resource Centre (SHRC), Chhattisgarh. The programme was undertaken in 23 blocks across 11 districts of Chhattisgarh with an aim to deepen the impact of community health workers and bring about convergence between health interventions of the Mitanin Programme and the nutritional interventions of the Integrated Child Development Services (ICDS).

(vi) Village Health Committee – Sahiyya Resource Programme

This year also marked the successful conclusion of our Village Health Committee-Sahiyya Resource Centre community health worker initiative, in Jharkhand. Since 2008, ICICI Foundation has worked in partnership with the Jharkhand Rural Health Mission Society, National Health Systems Resource Centre and Child In Need Institute to support the Village Health Committees and Sahiyyas (community health workers) by establishing the Village Health Committee-Sahiyya Resource Centre (VSRC).


ICICI Foundation

To date, 40,964 Sahiyyas have been trained with new training material under the Village Health Committee-Sahiyya Resource Centre initiative in the state of Jharkhand.

The Foundation and its partners focused on establishing the VSRC to train and support Sahiyyas. It also worked closely with the government to standardise the training and develop supportive supervision for Sahiyyas.

To date, **40,964** Sahiyyas have been trained with new training material.

4. Financial Inclusion

ICICI Foundation facilitates financial inclusion by supporting the development of new models for delivering financial services. In addition to the ICICI Group's direct work in the area of financial inclusion, ICICI Foundation partners with ICICI Group companies to provide greater access to and create awareness of finance in communities where it has established health and education programmes.

ICICI Bank and its subsidiaries undertake extensive direct initiatives in the area of financial inclusion. During the year, **ICICI Bank** has partnered with Unique Identification Authority of India (UIDAI) for routing government benefits to below poverty line (BPL) individuals using the UIDAI/Aadhaar platform on an end-to-end basis. The Bank continued to focus on improving its product and service offerings to meet the requirements of all participants in the rural and semi urban areas including farmers, small processors and other medium agri-corporates. The Bank is also rolling out branches in rural areas to support the achievement of its financial inclusion objectives. These branches will support the Business Correspondent (BC) network in providing quality banking services to the unbanked and underbanked population. (*For addition details on ICICI Bank's Rural & Inclusive Banking Group, please refer to the "Business Overview" section.)*

ICICI Prudential Life Insurance Company (ICICI Life) has successfully undertaken financial inclusion through distribution of its micro insurance product Sarva Jana Suraksha (SJS). The micro insurance product was distributed to more then 320,000 rural customers spread across eight states. SJS is a retail term product where the sum assured ranges from ₹ 5,000 to ₹ 50,000. The product is distributed through a network of 58 partners comprising of micro finance institutions, non governmental organisations, primary agriculture cooperative societies and cooperative banks.

ICICI General has provided insurance solutions under government schemes. Under the Rashtriya Swasthya Bima Yojana (RSBY), ICICI General has covered over 14.6 million families in 145 districts across seven states and Union Territories. About 1.8 million lives were also covered under a health insurance scheme for handloom weavers and ancillary workers. ICICI General has pioneered weather based crop insurance in India, and this has been successfully adopted in 11 states, encompassing 3 million farmers.

5. Other initiatives

a) ICICI Fellows

The Foundation's ICICI Fellows programme is a pioneering leadership programme that nurtures young talent to create a cadre of socially responsible leaders for India. It focuses on developing the Fellows' leadership potential through perspective building and experiential learning. The Fellows work on grassroots development projects with NGOs, interspersed with residential learning modules on management training and leadership development. The entire experience is designed to expand the Fellows' knowledge, insight and commitment to inclusive growth.

The Foundation is currently in the process of selecting its Third Batch of ICICI Fellows. While the first batch will graduate in June 2012, the second batch is undergoing placements with NGOs.

b) Employee volunteering

(i) Financial Literacy

ICICI Foundation has developed an employee volunteering programme that allows ICICI Bank employees to teach a comprehensive course on financial literacy to youth from low-income families. This free-of-cost training enables youth to take control of their personal finances and gives them the tools to create a better life for themselves and their families. This training also provides ICICI Bank employees an opportunity to engage meaningfully within their communities. Approximately 25 to 30 young people are enrolled in each session. The training is led by ICICI Bank employee volunteers using handbooks and learning aids that have been developed specifically for the programme.

(ii) Payroll Giving

Since 2003, ICICI Bank has facilitated employee donations to social causes through GiveIndia. During the year, **6,320** employees participated in the payroll-giving programme and a total of **₹ 9,912,474** was collected.

6. Go Green

ICICI Bank believes that business practices that are environment friendly are key to sustainable growth. It seeks to create awareness of this among employees and customers. On World Environment Day, the Bank launched a campaign to make its customers aware of this issue and urged them to adopt a greener lifestyle. ICICI Bank lent its full support by switching off all the signages and lights in its premises during the Earth Hour 2012. The Bank estimates that over the last two years it has saved an equivalent of 100,000 trees by proactively urging customers to opt for e-statements. In addition, it developed and circulated a quarterly e-newsletter 'Chlorophyll' to all the employees of the company. The newsletter discussed the developments in the area of sustainability across the world. ICICI Bank was among the only two Indian companies to receive recognition from the United Nations Environment Programme (UNEP) for its efforts for spreading awareness about 'Going Green' on the occasion of World Environment Day, 2012.

7. Clean Technology Initiatives

ICICI Bank's Technology Finance Group (TFG) currently implements programmes on behalf of the Government of India in the areas of energy, environment, agribusiness and assisting technology institutions to upgrade their infrastructure to international standards. TFG's initiatives include efforts to attract and channel private financing into cleaner technologies, to create public-private partnerships to mitigate greenhouse gas emissions through energy efficiency and to promote sustainable development.

In fiscal 2012, TFG assisted projects in the areas of renewable energy and energy efficiency. These include assistances to The Energy Resource Institute (TERI) for its Lighting a Billion Lives (LaBL) initiative and to Self Employed Women's Association (SEWA) for its project entitled "Haryali". TERI's LaBL initiative is a commitment to bring safe, clean and affordable solar lighting to a billion people in rural villages that lack or have limited/unreliable energy access. The initiative is being implemented through the dissemination of certified solar lanterns recharged from solar charging stations on the basis of an entrepreneurial model of energy service delivery. SEWA's Haryali project proposes to develop & distribute modern cook stoves (that use less than half the wood or biomass and emit no smoke) and solar lanterns to its members. These cook stoves and solar lanterns are expected to replace the traditional stoves and kerosene lamps.

TFG has collaborated with the UNEP and Frankfurt School of Finance & Management for a one year ongoing programme (which commenced from September 2011) to use natural resources and solar energy efficiently in an environment friendly manner. The programme is developing two financial products namely "Solar Off Grid Appliances Credit Finance" and "Green Home Credit Finance" through a grant from UNEP. The products are being developed in consultation with the relevant groups in ICICI Bank.

Recognition


ICICI Bank
THE MOST TRUSTED BRAND
AMONG PRIVATE SECTOR BANKS IN 2011

Once again, we have been voted the Most Trusted Brand among Private Sector Banks in the Economic Times - Brand Equity Most Trusted Brands Survey. We thank you for your support and will continue to work towards further enhancing your trust in us.

ICICI BANK LIMITED
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051

